As filed with the Securities and Exchange Commission on May 21, 2013
Registration No. 333-187735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
Amendment No. 1
to
 Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________
UCP, Inc.
(Exact name of registrant as specified in its charter)
________________

Delaware	1531	90-0978085
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
6489 Camden Avenue, Suite 204
San Jose, CA 95120
(408) 323‑1113
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_______________
Dustin L. Bogue
President and Chief Executive Officer
UCP, Inc.
6489 Camden Avenue, Suite 204
San Jose, CA 95120
(408) 323‑1113
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_______________
Copies to:

J. Gerard Cummins, Esq. Bart Sheehan, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Tel (212) 839‑5300 Fax (212) 839‑5599	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Tel (650) 752‑2000 Fax (650) 752‑2111

________________
 Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

________________

 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 21 , 2013

P R E L I M I N A R Y P R O S P E C T U S

Shares
UCP, Inc.
Class A Common Stock
$ per share
This is the initial public offering of our Class A common stock. We are selling              shares of our Class A common stock. We currently expect the initial public offering price to be between $      and $      per share of our Class A common stock.
We will be a holding company and our sole material asset will be membership interests representing % of the economic interests of UCP, LLC, assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock. After the completion of this offering, PICO Holdings, Inc., or PICO, will own a majority of the combined voting power of our common stock, will have the ability to elect a majority of our board of directors and will have substantial influence over our governance. We have granted the underwriters an option to purchase up to           additional shares of our Class A common stock and we intend to use the net proceeds from any exercise of the option to purchase a portion of PICO’s existing interest in UCP, LLC.
We intend to apply to list the shares of our Class A common stock on the New York Stock Exchange under the symbol “UCP.”

 ________________________________

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 19.
________________________________

We are an “emerging growth company” under the federal securities laws and are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
________________________________

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Us (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about , 2013.

Citigroup	Deutsche Bank Securities	Zelman Partners LLC

JMP Securities

  , 2013

UCP, LLC is a homebuilder and land developer with significant land acquisition and entitlement expertise. Our corporate philosophy is "Everything Matters!" and this principle is rigorously applied to our homebuilding and land activities.

UCP

2004

2008

2009

We expanded into the South Bay Area market and the Monterey market of Northern California, including the acquisition of East Garrison, a 1,400 lot master-planned community located in Monterey County.

2010

2013

As of March 31, 2013, our property portfolio consisted of 47 communities in 16 cities in Northern California and the Puget Sound area of Washington State.

5,071 lots owned or controlled as of March 31, 2013.

Since 2008, we have invested over $191.4 million acquiring ownership or control of 5,300 single-family residential lots.

UCP

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Summary,” “Market Opportunity” and “Our Business.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”), an independent research provider and consulting firm focused on the housing industry. We have agreed to pay JBREC a fee of $34,000 for that market study, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions (including the completeness and accuracy of third‑party data), all of which are subject to change without notice. See “Experts.” In addition, certain market and industry data has been taken from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We have not independently verified the data obtained from these sources . Forecasts and other forward‑looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward‑looking statements in this prospectus.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you should consider important in making your investment decision. Therefore, you should read this entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 19 of this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to “the Company,” “our company,” “we,” “our” and “us” (1) for the period prior to January 4, 2008, the date on which PICO (as defined below) acquired our business, refer to Union Community Partners, LLC, (2) for the period beginning January 4, 2008 and prior to completion of the transactions described in this prospectus under “Organizational Structure,” refer to UCP, LLC and its subsidiaries and (3) following the completion of the transactions described in this prospectus under “Organizational Structure,” refer to UCP, Inc. and its subsidiaries; and references to “PICO” refer to PICO Holdings, Inc., prior to this offering the sole member of UCP, LLC (together with its wholly owned subsidiaries excluding UCP, LLC).

Unless otherwise indicated, market data is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”).

Unless the context otherwise requires, the information in this prospectus assumes that: (1) the transactions described in this prospectus under “Organizational Structure” have been completed, (2) the shares of our Class A common stock to be sold in this offering are sold at $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (3) the underwriters’ option to purchase additional shares is not exercised.

Our Company
We are a homebuilder and land developer, with significant land acquisition and entitlement expertise, in growth markets in Northern California and with a growing presence in attractive markets in the Puget Sound area of Washington State. Our operations began in 2004 with the founding of Union Community Partners, LLC by Dustin L. Bogue, our President and Chief Executive Officer, and we were principally focused on acquiring land, entitling and developing it for residential construction, and selling residential lots to third-party homebuilders. In January 2008, we were acquired by PICO, a NASDAQ-listed, diversified holding company, which allowed us to accelerate the development of our business and gain access to a capital partner capable of funding our pursuit of attractive opportunities resulting from the recent residential real estate downturn. Since we were acquired by PICO, we have invested over $219.1 million acquiring ownership or control of and improving over 6,000 single-family residential lots. In 2010, we formed Benchmark Communities, LLC, or Benchmark Communities, our wholly owned homebuilding subsidiary, to design, construct and sell high quality single-family homes. As of March 31, 2013 , our property portfolio consisted of 48 communities in 17 cities in Northern California and the Puget Sound area of Washington State.
In Northern California, we primarily operate in three areas: the Central Valley area (Fresno and Madera counties), the Monterey Bay area (Monterey County) and the South San Francisco Bay area (Santa Clara and San Benito counties). In Washington State, we operate in the Puget Sound area (King, Snohomish, Thurston and Kitsap counties). We believe that these areas have attractive residential real estate investment characteristics, such as favorable long-term population demographics, a demand for single-family housing that often exceeds available supply, large and growing employment bases, and high home affordability levels, as discussed further in the “Industry Overview” section of this summary and under the heading “Market Opportunity” included elsewhere in this prospectus. We continue to experience significant homebuilding and land development opportunities in our current markets and are evaluating potential expansion opportunities in other markets that we believe have attractive long-term investment characteristics.
Since 2008 and throughout the recent residential real estate downturn, we have been a significant acquiror of real estate for residential development and construction in our markets. We actively source land acquisition opportunities from a variety of parties, including land owners, land brokers, lenders and other land development and real estate companies. When we have elected to sell residential lots to third parties, our primary customers have been public and private homebuilders. Since 2008 and through March 31, 2013, we have sold 841  lots and 101 homes, generating revenue of $105.5 million across our markets.

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(1) Includes owned lots and lots that we control through purchase or option contracts.
(2) Includes 35 lots purchased in December 2007.
Our revenue increased from $2.4 million in 2010 to $58.1 million in 2012 and $11.8 million for the three months ended March 31, 2013. In the three months ended March 31, 2013, we sold 12 homes and 54 lots located in seven communities in California. In 2012, we sold 41 homes and 560 lots located in 10 communities in California and Washington State; and in 2011, we sold 33 homes and 118 lots located in seven communities in and around the Central Valley area, the South San Francisco Bay area and the Monterey Bay area of California. In the three months ended March 31, 2013, we generated homebuilding gross margin of $873,000 , or 20.1% , and land development gross margin of $2.9 million , or 38.7% . In the year ended December 31, 2012, we generated homebuilding gross margin of $4.2 million , or 30.1% , and land development gross margin of $11.2 million , or 25.4% . In the three months ended March 31, 2013, we generated homebuilding adjusted gross margin of $935,000 , or 21.6% , and land development adjusted gross margin of $2.9 million , or 38.8% . In the year ended December 31, 2012, we generated homebuilding adjusted gross margin of $4.4 million , or 30.9% , and land development adjusted gross margin of $12.5 million , or 28.4% . Homebuilding adjusted gross margin and land development adjusted gross margin are non-U.S. generally accepted accounting principles (“U.S. GAAP”) financial measures. For a discussion of these measures and a reconciliation of these measures to the most comparable U.S. GAAP financial measure, see “Selected Consolidated Financial Data—Consolidated Gross Margin and Consolidated Adjusted Gross Margin and U.S. GAAP Reconciliation.”
As of March 31, 2013, we owned or controlled 5,061 lots, which approximated an eight year supply of land based on our home and lot sales for the 12 months ended March 31, 2013 , and which we believe will support our business strategy for a multi-year period. While we expect to opportunistically sell residential lots to third-party homebuilders when we believe that will maximize our returns or lower our risk, we expect that homebuilding and home sales will constitute our primary source of revenue growth.
Since we were acquired by PICO in 2008, we have operated as a wholly owned subsidiary of PICO, and upon completion of this offering, PICO will hold a majority of the voting power of UCP, Inc. and of the economic interests of UCP, LLC, as described in this prospectus under “Organizational Structure.” John R. Hart, PICO’s President and Chief Executive Officer, is a member of our board of directors and Maxim C. W. Webb, PICO’s Chief Financial Officer, is also one of our directors.

PICO seeks to invest in businesses using a disciplined, long-term risk-adverse investment approach that emphasizes preservation of capital. As a subsidiary of PICO, the development of our acquisition and financing strategies was influenced by PICO’s substantial experience as an owner of businesses in a variety of industries. We believe that we will continue to benefit from PICO’s substantial business expertise, vision, and public company experience, and that our corporate culture has benefited from the discipline of operating as a subsidiary of a public company. Upon completion of this offering, we will enter into a Transition Services Agreement with PICO, which will provide us with access to a developed public company platform for accounting, human resources and information technology functions, as we develop our own corporate infrastructure.
We have operated our business through UCP, LLC under the name Union Community Partners. Upon completion of this offering, UCP, LLC will become a subsidiary of UCP, Inc. PICO will own % of the economic interests of UCP, LLC ( % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full and the net proceeds therefrom are used to repurchase a portion of PICO’s interest in UCP, LLC) and UCP, Inc. will own % of the economic interests of UCP, LLC ( % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full and the net proceeds therefrom are used to repurchase a portion of PICO’s interest in UCP, LLC).
Industry Overview
The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005-market peak and 2011, single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median home prices declined 34%, as measured by the S&P Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and a historically high level of housing affordability. In the year ended December 31, 2012, homebuilding permits increased 29% and the median single-family home price increased 6.6% as compared to the year ended December 31, 2011. Growth in new home sales outpaced growth in existing home sales over the same period, increasing 20% for new homes versus 9% for existing homes (which were impacted by foreclosure-related sales).
Historically, strong housing markets have been associated with excellent affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as home buyers, and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting a number of these positive characteristics. Relative to long-term historical averages, the U.S. economy is creating more jobs than homebuilding permits issued, the inventory of new homes for sale and resale homes is well below average and affordability is near its best level in more than 30 years, as measured by the ratio of homeownership costs to household income.
Despite recent momentum, the U.S. housing market has not fully recovered from the 2008-2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened, and the number of delinquent homes remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends. For a detailed discussion of the residential real estate investment characteristics of the areas in which we operate, see the information included in this prospectus under the heading “Market Opportunity.”
Our Competitive Strengths
We believe the following competitive strengths will provide us with a competitive advantage in implementing our business strategy:
Substantial Presence in Attractive West Coast Markets
We currently focus on West Coast markets with high barriers to the development of residential real estate, such as geographic or political factors, and that we believe exhibit attractive residential real estate investment characteristics, such as improving levels of employment and population growth relative to national averages. Our extensive land holdings in select markets in California and Washington State provide us significant exposure to the current U.S. housing market recovery. We believe that we are well positioned if housing sales volumes or home price appreciation accelerate in the future and that any such trends would enhance our profit potential. Since inception, our focus has been on acquiring land at various stages of entitlement and development in the following areas of California: the Central Valley area, the Monterey Bay area and the South San Francisco Bay area. Beginning in 2011, we entered the Puget Sound area of Washington State. We believe that these residential real estate markets offer an attractive long-term investment opportunity due to favorable demographic trends and positive economic indicators. Currently, evidence of a housing recovery in our markets includes decreasing levels of existing home inventory, high affordability, an increasing volume of new home sales and increasing home prices. Furthermore, recent key housing data in our markets compare favorably to national averages.

Significant Land Position Acquired at Low Cost Basis
Substantially all of our real estate inventory of 5,061 lots as of March 31, 2013 was aggregated since 2008 at what we believe are attractive prices, providing us with significant opportunity, particularly if home prices and overall housing market conditions continue to improve. Throughout the housing market downturn, we continued to implement our disciplined land acquisition methodology, which emphasizes our value-oriented investment philosophy, along with attractive underlying housing market fundamentals, such as favorable long-term demographics, demand for single-family housing that exceeds available supply, desirable educational systems and institutions, high educational attainment levels, well-developed transportation infrastructure, proximity to major trade corridors and employment centers, positive employment trends, diverse employment bases, and high barriers to the development of residential real estate, such as geographic or political factors.
As of March 31, 2013, we owned or controlled 5,061 lots, which approximated an eight year supply of land based on our home and lot sales for the 12 months ended March 31, 2013, and which we believe will support our business strategy for a multi-year period. We believe that our extensive land holdings may reduce our exposure to potential land shortages or increasing land prices in our markets.
Growth-Focused Company with No Known Legacy Troubled Assets
We believe that our strong balance sheet and absence of known legacy troubled assets enable us to focus on future growth, as opposed to diverting resources to managing troubled assets. Because our land acquisition activity accelerated in January 2008 after we were acquired by PICO, we have no known legacy assets in markets, or at acquisition costs, that we believe are no longer commercially viable, nor do we believe that we have significant liabilities related to assets that are no longer commercially viable, unlike many competitors that were negatively impacted by the recent housing downturn. Our land inventory has been underwritten at valuations that we believe remain attractive and is located in markets on which we have strategically focused since the 2007 downturn commenced. The absence of known legacy assets and liabilities has aided us in attracting and retaining experienced and talented homebuilding and real estate development personnel. We believe that we are well-positioned to achieve economies of scale as we seek to grow our business.
Access to Privately Negotiated Land and Lot Acquisitions, and to Projects with Significant “Value-Add” Opportunities
Our strong local relationships and proven land acquisition, development and homebuilding platform have allowed us to generate attractive adjusted gross margins. We benefit from the long-standing relationships our executive management team has with key land owners, brokers, lenders, and development and real estate companies in our markets that have provided us with opportunities to evaluate and privately negotiate acquisitions outside of a broader marketing process. In addition, we believe that our strong balance sheet, positive reputation in our markets among potential land sellers and brokers as a homebuilder and land developer, and track record of acquiring over 6,000 lots since 2008 provide land sellers and brokers confidence that we will consummate transactions in a highly professional, efficient and transparent manner, which in turn strengthens these relationships for future opportunities. We believe our relationships with land owners and brokers will continue to provide opportunities to source land acquisitions privately, helping us to maintain a significant pipeline of opportunities on favorable terms and prices.
The land development process in our markets can be very complex and often requires highly-experienced individuals that can respond to numerous unforeseen challenges with a high degree of competency and integrity. We actively seek land acquisition opportunities where others might seek to avoid complexities, as we believe we can add significant value through our expertise in entitlements, re-entitlements, horizontal land planning and development, and by designing and selling homes to targeted home buyer segments that are attracted to our differentiated new home product.
Proven Land Acquisition Underwriting Methods
Our executive management team has developed a rigorous and disciplined land acquisition underwriting methodology, which has guided our land acquisition activities. Rooted in an analytical approach to decision making, our underwriting methods emphasize risk identification and mitigation, and screen for fundamental asset value with high risk-adjusted return potential. Our underwriting models help us identify, evaluate and act upon residential acquisition and development opportunities based on a variety of indicators, including demand for single-family housing that exceeds available supply, high single-family home affordability, and areas with well regarded educational systems and institutions, high educational attainment levels, accommodative transportation infrastructure, proximity to major trade corridors, positive employment trends, diverse employment bases and geographic or political barriers that limit the development of new housing.

Our executive management team is closely involved in the sourcing, underwriting, negotiation and closing of our land transactions. Our rigorous diligence process entails gaining a detailed understanding of the risks and profit potential of each asset, internal and third-party analysis of local supply and demand factors, internal and third-party analysis of competitive market dynamics, and analysis of broader market conditions, such as prevailing employment and demographic information.
Innovative Homebuilding Platform with Distinctive, Diverse Product Offering
We build homes through our wholly owned homebuilding subsidiary, Benchmark Communities. Benchmark Communities operates under the principle that “Everything Matters!” This principle underlies all phases of our new home process including planning, construction, sales and customer service. Based on third-party surveys and realtor feedback, our Benchmark Communities brand is recognized by home buyers in markets where Benchmark Communities has built and sold homes for its high-quality construction materials and craftsmanship, cutting edge home design, and customer-centric service and warranty programs. Eliant Surveys, a third-party customer experience management company that has been surveying buyers of new homes for over twenty years, surveys our home buyers after closing on their home purchases. For the three months ended March 31, 2013, our initial quality and customer service scores were 90.7% and 97.0%, respectively, as compared to national homebuilder averages of 85.8% and 90.6% respectively.
We are diversified by product offering, which we believe broadens our exposure to the housing recovery and reduces our exposure to any particular market or customer segment. Target home buyers vary by project and geographic market, in part dictated by each particular asset, its location, topography and competitive market positioning and the amenities of the surrounding area and the community in which it is located.
Optionality Provided by Our Hybrid Homebuilding and Land Development Strategy
As a hybrid homebuilder and land developer, we are strategically positioned to either build new homes on our lots or to sell our lots to third-party homebuilders. While our business plan contemplates building new homes on the majority of our lots, we proactively monitor market conditions and our nimble operations allow us to opportunistically sell a portion of our lots to third-party homebuilders if we believe that will maximize our returns or lower our risk. We believe our ability and willingness to opportunistically build on or sell our lots to third-party homebuilders affords us the following important advantages:

•	exploit periods of cyclical expansion by building on our lots;

•	manage our operating margins and reduce operating income volatility by opportunistically selling lots as operating performance and market conditions dictate; and

•	manage operating risk in periods where we anticipate cyclical contraction by reducing our land supply through lot sales.
Proven and Experienced Management Team
With an average of 23 years of residential land acquisition, development and homebuilding experience, our executive management team, led by Dustin L. Bogue, our President and Chief Executive Officer, William J. La Herran, our Chief Financial Officer and Treasurer, and James W. Fletcher, our Chief Operating Officer, successfully guided our company through the deep and extensive housing depression that lasted from our inception through 2012. During this time and through March 31, 2013 , our executive management team has executed over 40 land acquisition transactions valued at more than $219.1 million of invested capital and totaling over 6,000 lots.
Beginning in early 2008, our executive management team developed and implemented our strategy of acquiring a significant amount of residential land, at what we believe to be meaningful discounts to its long-term value, for us to build homes upon or sell to third-party homebuilders. We believe our executive management team has positioned us to benefit significantly from any continuation of the U.S. housing recovery, with positive exposure to any related home price appreciation.

Our Business Strategy
We actively source, evaluate and acquire land for residential real estate development and homebuilding. For each of our real estate assets, we periodically analyze ways to maximize value by either (i) building single-family homes and marketing them for sale under our Benchmark Communities brand, or (ii) completing entitlement work and horizontal infrastructure development and selling finished lots to third-party homebuilders. We perform this analysis using a disciplined analytical process, which we believe is a differentiating component of our business strategy.

We believe that we are well positioned to capitalize on any continuation of the prevailing housing market recovery through the disciplined execution of the following strategies:
Grow Revenue by Increasing Community Count
As of March 31, 2013, we owned or controlled 5,061 lots, providing us with significant lot supply, which we believe will support our business strategy for a multi-year period. We believe that our sizable inventory of well located land provides us with a significant opportunity to develop communities and design, construct, and sell homes under our Benchmark Communities brand. While we expect to opportunistically sell select residential lots to third-party homebuilders when we believe that will maximize our returns or lower our risk, we expect that homebuilding and home sales will constitute our primary means of generating revenue growth for the foreseeable future. As of March 31, 2013, we had five actively selling communities consisting of 290 lots, and we expect to open eight additional communities during the remainder of 2013 . However, this is subject to market and operating conditions, and no assurance can be given that we will open these communities during this time period.
Continue to Implement Return-Focused Investment and Operational Discipline
When acquiring real estate assets, we focus on seeking maximum long-term risk-adjusted returns. Our underwriting and operating philosophies emphasize capital preservation, risk identification and mitigation, and risk-adjusted returns. Our investing and operating discipline have resulted in consolidated gross margin percentages of 26.5% and 5.3% for the years ended December 31, 2012 and 2011, respectively and 31.9% and 31.8% for the three months ended March 31, 2013 and 2012, respectively; and consolidated adjusted gross margin percentages of 29.0% and 30.2% for the years ended December 31, 2012 and 2011, respectively, and 32.5% and 35.0% for the three months ended March 31, 2013 and 2012, respectively. We seek to mitigate our exposure to market downturns and capitalize on market upturns through the following key strategies:

•	identifying the risks associated with our assets and business, including market, entitlement and environmental risks, and structuring transactions to minimize the impact of those risks;

•	maintaining high quality in our construction activities;

•	maintaining a strong balance sheet, using a prudent amount of leverage;

•	leveraging our purchasing power and controlling costs;

•	attracting highly experienced professionals and encouraging them to maintain a deep understanding and ownership of their respective disciplines;

•	maintaining a strong corporate culture that is based on integrity, honesty, transparency, value, quality and excellence; and

•	maintaining rigorous supervision over our operations.
Maximize Benefits of Hybrid Homebuilding and Land Development Model
Our business model provides the flexibility to monetize the value of our land assets either by building and selling homes through Benchmark Communities or developing land and selling lots to third-party homebuilders. When evaluating monetization strategies for our land assets, we consider each asset’s potential contribution to our overall performance, taking into account the time frame over which we may monetize the asset, rather than simply considering its ability to drive sales in a particular submarket over a short period of time. While we currently intend to monetize the majority of our land assets by building homes on our lots, we believe our hybrid homebuilding and land development model provides us with increased flexibility to seek to maximize risk-adjusted returns as market conditions warrant.
Design, Construct and Develop High Quality, Innovative Homes and Communities
We believe our target home buyers look for distinctive new homes; accordingly, we design homes in thoughtful and creative ways to create homes that we expect buyers will find highly desirable. We seek to accomplish this by collecting and analyzing information about our target home buyers and incorporating our analysis into new home designs. We source information about target home buyers from our experience selling new homes and through market research that enables us to identify design preferences that we believe will appeal to our customers. We target diverse buyer segments, including first-time buyers, first-time move-up buyers, second-time move-up buyers and move-down buyers.

Most of our communities target multiple buyer segments within such community, enabling us to seek increased sales pace and reduce our dependence on any single buyer segment. For example, our East Garrison project in Monterey County, California is expected to ultimately include eight communities.
Each of these communities will be designed, appointed and branded to appeal to a specific buyer segment that we have identified as sizable and that offer significant potential demand. We choose the targeted buyer segments based upon internal research, multiple third-party research reports and our senior management team’s extensive experience.
We contract with high quality architects, engineers and interior designers to assist our experienced internal product development personnel in designing homes that are intended to reflect our target customers’ tastes and preferences. In addition to identifying desirable design and amenities, this process includes a rigorous value engineering strategy that allows us to seek efficiencies in the construction process.
Deliver Superior High-Touch Customer Service
We seek to make the home buying experience friendly, effective and efficient. Our integrated quality assurance and customer care functions assign the same personnel at each community the responsibility for monitoring quality control and managing customer service. As a standard practice, we communicate with each homeowner at least seven times during their first two years of ownership in an effort to ensure satisfaction with their new home. Additionally, we monitor the effectiveness of our service efforts with third-party surveys that measure our home buyers’ perception of the quality of our homes and the responsiveness of our customer service. Our customer service program seeks to optimize customer care in terms of availability, response time and effectiveness, and we believe that it reduces our exposure to future liability claims. We believe that our continuing commitment to quality and customer service provides a compelling value proposition for prospective home buyers and reduces our exposure to long-term construction defect claims.
Selectively Pursue Geographic Expansion
Our geographic expansion strategy targets markets with favorable housing demand fundamentals, including, in particular, long-term population and employment growth. Attributes that make submarkets attractive to us include constrained lot supply, high-ranking schools, affordability, and proximity to transportation corridors and retail centers, among other factors. We avoid submarkets that are challenged by impediments such as excessive residential foreclosure, excessive lot supply and unusually high unemployment. Additionally, we may evaluate the acquisition of other homebuilders or land developers when we believe we can generate operational efficiencies or enter into new markets that may offer attractive fundamentals. We believe that our acquisition by PICO and subsequent integration into PICO’s operations have provided us with first-hand knowledge of how to successfully grow through selective acquisitions.

Project Sales by County

The following table sets forth home and lot sales revenue and units delivered by county for our projects during the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012 and 2011.

	Three Months Ended March 31,				Year Ended December 31,
	2013		2012		2012		2011
	Unit Sales	Units Delivered	Unit Sales	Units Delivered	Unit Sales	Units Delivered	Unit Sales	Units Delivered
	(In thousands, except Units Delivered)
Home Sales
California
Monterey County	$685	3	$1,108	4	$5,588	21	$1,288	5
Santa Clara County	1,664	3	—	—	3,760	6	—	—
Fresno County	1,568	5	—	—	715	2	3,169	10
Madera County	—	—	425	2	665	3	3,828	18
San Benito County	416	1	—	—	3,332	9	—	—
Total Home Sales	$4,333	12	$1,533	6	$14,060	41	$8,285	33

Lot Sales
California
Santa Clara County	$7,470	54	—	—	$13,810	92	$11,835	70
Fresno County	—	—	—	—	20,502	356	4,058	48
Washington
King County	—	—	$2,002	26	9,754	112	—	—
Total Land Sales	$7,470	54	$2,002	26	$44,066	560	$15,893	118

Total Sales	$11,803	66	$3,535	32	$58,126	601	$24,178	151

 Description of Completed Projects and Projects under Development

The following table presents project information relating to each of our markets as of March 31, 2013 and includes information for all projects completed since our acquisition by PICO in January 2008 and projects with communities expected to open during the remainder of 2013.

Location	Actual or Projected Year of First Delivery	Projected Total Number of Homes(2)	Cumulative Units Closed as of March 31, 2013	Backlog at March 31, 2013(3)	Owned Lots as of March 31, 2013(4)	Actual or Anticipated Sales Price Range (In thousands)	Home Size Range (sq. ft.)
California
Monterey County:
SummerField, Soledad	2011	58	29	22	29	$205-$332	1,360-2,080
Artisan, East Garrison	2013(1)	75			75	$487-$565	1,719-2,411
Heritage, East Garrison	2013(1)	71			71	$555-$640	2,127-2,877
Monarch, East Garrison	2013(1)	65			65	$445-$485	1,575-1,789
Santa Clara County:
Jasper Hill, Morgan Hill	2011	19	9	10	10	$480-$600	1,392-2,335
Fairview, Gilroy	2013(1)	23			23	$680-$794	2,710-3,346
Fresno County:
Vintage Collection, Clovis	2011	19	10		9	$262-$362	2,423-4,272
Vantage, Clovis	2011	79	6	17	73	$317-$384	2,257-3,331
Dakota Square, Fresno	2013(1)	169	1	17	168	$255-$324	1,816-2,912
Pasaro, Clovis	2013(1)	121			121	$328-$386	2,298-3,331
Red Hawk, Sanger	2013(1)	30			30	$380-$415	2,499-3,331
Madera County:
Coronado, Madera	2011	20	20			$150-$300	2,047-3,510
Coronado II, Madera	2013(1)	183			183	$175-$215	1,536-2,376
San Benito County:
Walnut Park	2012	20	10	10	10	$340-$430	1,536-2,376
Washington
Thurston County:
Sagewood I, Tumwater	2013(1)	97			97	$213-$233	1,600-2,050
Sagewood III, Tumwater	2013(1)	45			45	$273-$300	2,250-2,800

Total:		1,094	85	76	1,009
 _______

(1)	Projected year of first delivery is based upon management’s estimates and is subject to change.
(2)	Projected number of homes to be built at completion is subject to change and there can be no assurance that we will build all of these homes.
(3)
Backlog consists of homes under sales contracts that have not yet closed, and there can be no assurance that closings of such contracts will occur. As of March 31, 2013 the value of our backlog was $21.8 million, and we expect that all of this amount should be converted to completed sales by December 31, 2013.

(4)	Owned lots as of March 31, 2013 include owned lots in backlog as of March 31, 2013.

Owned and Controlled Lots

As of March 31, 2013, we owned or controlled, pursuant to purchase or option contracts, an aggregate of 5,061 lots. The following table presents certain information with respect to our owned and controlled lots as of March 31, 2013.

	As of March 31, 2013
	Owned	Controlled(1)	Total
Central Valley Area-California	1,875	364	2,239
Monterey Bay Area-California	1,599	—	1,599
South San Francisco Bay Area-California	70	347	417
Puget Sound Area-Washington	711	95	806
Total	4,255	806	5,061
_______
(1) Controlled lots are those subject to a purchase or option contract.

Subsequent to March 31, 2013 we entered into purchase contracts to acquire 735 additional residential lots.  If we complete all of these acquisitions, the aggregate purchase price for these lots would be $31.1 million .  No assurance can be given that we will consummate these acquisitions as currently contemplated.

Corporate Structure
Following this offering we will be a holding company and our sole material asset will be membership interests representing % of the economic interests of UCP, LLC, assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock. See “Organizational Structure” for a diagram depicting our organizational structure immediately after completion of this offering and the transactions described in this prospectus.
We will be the sole managing member of UCP, LLC and operate and control all of the business and affairs and consolidate the financial results of UCP, LLC and its subsidiaries. UCP, LLC is a holding company for the companies that directly or indirectly own and operate our business. Prior to this offering, there were 100 UCP, LLC membership interests issued and outstanding, all of which were owned by PICO.
Immediately prior to this offering, UCP, LLC's Amended and Restated Limited Liability Company Operating Agreement will be amended and restated to, among other things, designate UCP, Inc. as the sole managing member of UCP, LLC and establish a new series of membership interests (which we refer to as the “UCP, LLC Series B Units”) which will be held solely by UCP, Inc. and reclassify PICO’s membership interests into “UCP, LLC Series A Units” which will be held solely by PICO (and its permitted transferees). The UCP, LLC Series B Units will rank on a parity with the UCP, LLC Series A Units as to distribution rights and rights upon liquidation, winding up or dissolution. Under the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC, any distributions will be made to the holders of UCP, LLC Series A Units and UCP, LLC Series B Units in proportion to the number of units owned by them.
We also will enter into an Exchange Agreement pursuant to which PICO (and its permitted transferees) will have the right to cause UCP, LLC to exchange PICO’s UCP, LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. We expect that, as a result of these exchanges in the future, the tax basis of UCP, LLC’s assets attributable to our interest in UCP, LLC will be increased. These increases in tax basis will result in a tax benefit to UCP, Inc. that would not have been available but for the future exchanges of the UCP, LLC Series A Units for shares of our Class A common stock. These increases in tax basis will reduce the amount of tax that UCP, Inc. would otherwise be required to pay in the future, although the Internal Revenue Service, or IRS, may challenge all or part of the tax basis increases, and a court could sustain such a challenge. The exchanges by PICO of UCP, LLC Series A Units for shares of our Class A common stock will not, except for the tax benefit generated by the exchanges and the related payments under the Tax Receivable Agreement (described below), affect our public stockholders. Exchanges of UCP, LLC Series A Units for shares of our Class A common stock or other acquisitions by us of UCP, LLC Series A Units will reduce the voting power of our Class B common stock and increase the voting power of our Class A common stock in a commensurate amount.

Tax Receivable Agreement
In connection with this offering, we will enter into a Tax Receivable Agreement that will provide for the payment by us to PICO of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of any increase in tax basis caused by PICO’s exchange of UCP, LLC Series A Units for shares of our Class A common stock. UCP, Inc. and its Class A common stockholders will benefit from the remaining 15% of cash savings, if any, in income tax that is realized by UCP, Inc. For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase in the tax basis of the assets of UCP, LLC as a result of the exchanges and had we not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless a change of control occurs, we materially breach our obligations under the agreement or we exercise our right to terminate the Tax Receivable Agreement and, in each case, we pay PICO a required amount based on the present value of payments based on estimates of amounts remaining to be made under the agreement. For additional information regarding our Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Summary Risk Factors

An investment in the shares of our Class A common stock involves a high degree of risk. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our Class A common stock.

•	Our long‑term growth depends, in part, upon our ability to successfully identify and acquire desirable land parcels for residential buildout.

•	Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

•	Our geographic concentration could materially and adversely affect us if the homebuilding industry in our markets should experience a decline.

•	Our business and results of operations are dependent on the availability and skill of subcontractors.

•	Fluctuations in real estate values may require us to write‑down the book value of our real estate assets.

•
PICO holds a significant equity interest in our company and its interests may not be aligned with yours, and as a result of PICO’s relationship with us, conflicts of interests may arise with respect to any transactions involving or with PICO or its affiliates.

•
Upon completion of this offering we will enter into a Transition Services Agreement with PICO pursuant to which PICO will provide us with accounting, human resources and information technology functions. Upon expiration PICO may be unwilling to renew the agreement or only willing to renew the agreement on less favorable terms, particularly if PICO ceases to hold a material investment in our company.

•
In certain cases, payments by us under the Tax Receivable Agreement may be accelerated and/or significantly exceed the benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

•	We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

•	We have a limited operating history and we may not be able to successfully operate our business.

•
There is currently no public market for shares of our Class A common stock, a trading market for our Class A common stock may never develop following this offering and our Class A common stock price may be volatile and could decline substantially following this offering.

•	The offering price per share of our Class A common stock offered by this prospectus may not accurately reflect the value of your investment.

Our Principal Equityholder
Following this offering, PICO will own a majority of the combined voting power of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange, or “NYSE,” on which the shares of our Class A common stock will be listed. See “Principal Stockholders. ”
Our Offices
Our principal executive offices are located at 6489 Camden Avenue, Suite 204, San Jose, CA 95120. Our main telephone number is (408) 323‑1113. Our Internet website is www.unioncommunityllc.com. Our homebuilding subsidiary, Benchmark Communities, also maintains an Internet website at www.benchmarkcommunities.com. The information contained in, or that can be accessed through, our websites is not incorporated by reference and is not a part of this prospectus. We also lease office space in Fresno, California, and Bellevue, Washington. We manage our business from our leased office space in San Jose and Fresno, California and in Bellevue, Washington; we believe that our leased office space is adequate to support our business for the foreseeable future.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, among other matters:

•	an exemption to provide fewer years of financial statements and other financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•
an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non‑binding advisory votes on executive compensation or golden parachute arrangements.

We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. Our decision to opt out of this exemption is irrevocable.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our Class A common stock less attractive as a result of our elections, which may result in a less active trading market for our Class A common stock and more volatility in our stock price.

We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non‑affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non‑convertible debt during the prior three‑year period.

The Offering

Class A common stock offered by us	shares
Class A common stock to be outstanding immediately following this offering	shares(1) (or shares if all outstanding UCP, LLC Series A Units held by PICO were exchanged for newly issued shares of Class A common stock on a one-for-one basis)
Underwriters’ option
We have granted the underwriters an option to purchase up to additional shares of our Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock, we will use the net proceeds from such exercise to purchase a portion of PICO’s UCP, LLC Series A Units. See “Use of Proceeds.” If necessary, we will reduce the portion of the net proceeds received from any exercise of the underwriters’ option that we use to purchase a portion of PICO’s UCP, LLC Series A Units so that, after giving effect to such purchase, we will remain a “controlled company” within the meaning of the corporate governance standards of the NYSE.

Class B common stock outstanding after the offering	100 shares
Voting power held by holders of Class A common stock after the offering	% (or 100% if all outstanding UCP, LLC Series A Units held by PICO were exchanged for newly-issued shares of Class A common stock on a one-for-one basis)
Voting power held by holder of Class B common stock after the offering	% (or 0% if all outstanding UCP, LLC Series A Units held by PICO were exchanged for newly issued shares of Class A common stock on a one-for-one basis)
Use of proceeds
We expect to receive net proceeds from this offering of approximately $      million ($      million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), assuming an initial public offering price of $      per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, exclusive of the net proceeds received from any exercise of the underwriters’ option to purchase additional shares of Class A common stock, primarily for the acquisition of land, including the land described above under “—Owned and Controlled Lots,” and for land development, home construction and other related purposes. If the underwriters exercise their option to purchase additional shares of Class A common stock, we will use the net proceeds from such exercise to purchase a portion of PICO’s UCP, LLC Series A Units. See “Use of Proceeds.” If necessary, we will reduce the portion of the net proceeds received from any exercise of the underwriters' option that we use to purchase a portion of PICO's UCP, LLC Series A Units so that, after giving effect to such purchase, we will remain a “controlled company” within the meaning of the corporate governance standards of the NYSE.

Though we will receive the net proceeds from any sale of shares of our Class A common stock pursuant to the underwriters’ option to purchase additional shares of our Class A common stock, we will use such proceeds to purchase a portion of PICO’s UCP, LLC Series A Units; accordingly, any such proceeds will not be available to us to acquire or develop land, construct homes or otherwise invest in our business. To the extent we reduce the portion of any such proceeds used to purchase UCP, LLC Series A Units from PICO, such amounts will be available to us for investment in our business.

Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. PICO holds all of the shares of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of UCP, Inc. that is equal to the aggregate number of UCP, LLC Series A Units held by such holder. See “Description of Capital Stock—Class B Common Stock.”

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend policy
We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any of our financing instruments and such other factors as our board of directors deems relevant. See “Dividend Policy.”

Exchange rights of PICO
Prior to completion this offering, we will enter into an Exchange Agreement pursuant to which PICO (and its permitted transferees) will have the right to cause us to exchange PICO’s UCP, LLC Series A Units for shares of Class A common stock of UCP, Inc. on a one-for-one basis, subject to equitable adjustment for stock splits, stock dividends and reclassifications.

Under the amended and restated certificate of incorporation of UCP, Inc., the holder of Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each UCP, LLC Series A Unit held by such holder. Accordingly, as PICO exchanges its UCP, LLC Series A Units for shares of Class A common stock pursuant to the Exchange Agreement, the voting power afforded to PICO by their shares of Class B common stock will be automatically and correspondingly reduced.

New York Stock Exchange symbol	We intend to apply to list the shares of our Class A common stock on the New York Stock Exchange under the symbol “UCP.”
Risk factors
Investing in our Class A common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 19 of this prospectus.

_______

(1)
Excludes: (i) an aggregate of        Class A restricted stock units to be granted to the members of our management team, other officers and employees and our director nominees upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan (based upon the midpoint of the price range set forth on the cover page of this prospectus); (ii)            shares of our Class A common stock reserved for future issuance under our 2013 Long-Term Incentive Plan and (iii)            shares of our Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of our Class A common stock. The actual number of Class A restricted stock units that will be granted upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan will be based upon the price at which the shares are sold to the public in this offering.

Summary Consolidated Financial and Operating Data
The following sets forth our summary consolidated financial and operating data. The historical data presented below is that of UCP, LLC. UCP, LLC will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical consolidated financial statements following this offering. You should read the following summary consolidated financial data in conjunction with our consolidated financial statements, the related notes thereto, “Unaudited Pro Forma Financial Information,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
We derived our summary consolidated statement of operations data for the years ended December 31, 2012 and 2011 from the consolidated financial statements of UCP, LLC audited by Deloitte & Touche LLP, independent auditors, whose report with respect thereto is included elsewhere in this prospectus. We derived our unaudited summary consolidated statement of operations data for the three months ended March 31, 2013 and 2012 and unaudited consolidated balance sheet data (excluding the as adjusted data) as of March 31, 2013 from the unaudited condensed consolidated financial statements of UCP, LLC (included elsewhere in this prospectus) which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.
The summary unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013 and the summary unaudited pro forma condensed consolidated balance sheet as of March 31, 2013 present UCP, Inc.’s consolidated results of operations and financial position giving pro forma effect to the Reorganization Transactions and Offering Transactions described in “Organizational Structure,” including the anticipated sale of shares of Class A common stock in this offering (excluding shares issuable upon any exercise of the underwriters' option to purchase additional shares of Class A common stock) and the application of the net proceeds from this offering, as if all such transactions had been completed as of January 1, 2012 with respect to the unaudited consolidated pro forma statement of operations data and as of March 31, 2013 with respect to the unaudited pro forma consolidated balance sheet data. These data are subject and give effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial information included elsewhere in this prospectus, including, without limitation, the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The summary unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Reorganization Transactions and Offering Transactions been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

	UCP, Inc. Pro Forma As Adjusted		UCP, LLC
	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011
Statements of Operations	(In thousands)
	(unaudited)
Revenue:
Homebuilding	$	$	$4,333	$1,533	$14,060	$8,285
Land development			7,470	2,002	44,066	15,893
	—	—	11,803	3,535	58,126	24,178
Expenses:
Cost of sales - homebuilding			3,460	1,062	9,832	5,621
Cost of sales - land development			4,580	1,349	32,876	17,280
Sales and marketing			1,132	221	2,875	1,414
General and administrative			3,480	2,208	10,103	6,464
	—	—	12,652	4,840	55,686	30,779
Income (loss) from operations			(849)	(1,305)	2,440	(6,601)
Other income			39	208	578	34
Net income (loss)	$	$	$(810)	$(1,097)	$3,018	$(6,567)
Net income (loss) attributable to non-controlling interest
Net income (loss) attributable to UCP, Inc.

	Three Months Ended March 31,		Year Ended December 31,
Operating Data	2013	2012	2012	2011
Net new home orders (including backlog units)	62	7	61	39
New homes delivered	12	6	41	33
Average sale price of homes delivered	$361,286	$255,455	$342,921	$251,058
Cancellation rate	11.4%	0.0%	12.9%	13.3%
Average selling communities during the period	4	2	3	3
Selling communities at end of period	5	2	4	2
Backlog at end of period, number of homes	76	7	26	6
Backlog at end of period, aggregate sales value (in thousands)	$26,705	$1,598	$9,182	$1,463

	Three Months Ended March 31,		Year Ended December 31,
Gross Margin and Adjusted Gross Margin	2013	2012	2012	2011
Consolidated gross margin percentage	31.9%	31.8%	26.5%	5.3%
Consolidated adjusted gross margin percentage(1)	32.5%	35.0%	29.0%	30.2%
Homebuilding gross margin percentage	20.1%	30.7%	30.1%	32.2%
Homebuilding adjusted gross margin percentage(1)	21.6%	31.7%	30.9%	32.6%
Land development gross margin percentage	38.7%	32.6%	25.4%	(8.7)%
Land development adjusted gross margin percentage(1)	38.8%	37.6%	28.4%	29.0%
 _______

(1)
Consolidated adjusted gross margin percentage, homebuilding adjusted gross margin percentage and land development adjusted gross margin percentage are non-U.S. GAAP financial measures. The most comparable U.S. GAAP financial measures are consolidated gross margin percentage, homebuilding gross margin percentage and land development gross margin percentage, respectively. The adjusted gross margin percentage measures are computed by excluding interest, impairment and abandonment charges in cost of sales from gross margin percentage. For a discussion of these measures and a reconciliation of these measures to the most comparable U.S. GAAP financial measure, see “Selected Consolidated Financial Data—Consolidated Gross Margin and Consolidated Adjusted Gross Margin and U.S. GAAP Reconciliation.”

	March 31, 2013 (Unaudited)
	UCP, LLC Actual	UCP, Inc. Pro Forma As Adjusted(1)
Balance Sheet Data	(In thousands)
Cash and cash equivalents(2)	$8,884	$
Real estate inventories	$143,799	$143,799
Total assets(3)	$156,512	$
Debt	$37,958	$37,958
Total liabilities	$46,280	$46,280
Member’s equity(4)	$110,232	$
Stockholders’ equity(4)	$	$
Non-controlling interest(4)	$	$
 _______

(1)
Gives effect to (i) the transactions described in this prospectus under “Organizational Structure” and (ii) the sale of shares of our Class A common stock in this offering by us, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. Assumes no exercise by the underwriters of their option to purchase                additional shares of our Class A common stock.

(2)
As adjusted to reflect our receipt of $ of net proceeds from this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. Assumes no exercise by the underwriters of their option to purchase                additional shares of our Class A common stock.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $ per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

(3)
As adjusted to reflect our receipt of $ of net proceeds from this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and the reclassification of previously capitalized offering costs to stockholders' equity. Assumes no exercise by the underwriters of their option to purchase                additional shares of our Class A common stock.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $ per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

(4)
As adjusted to reflect the reclassification of PICO’s membership interests in UCP, LLC into UCP, LLC Series A Units and establishment of UCP, LLC Series B Units to be issued to UCP, Inc. pursuant to the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC; (ii) the consolidation of UCP, LLC and its consolidated subsidiaries into UCP, Inc.'s financial statements pursuant to ASC 810 and the resulting increase of additional paid‑in‑capital to allocate a portion of UCP, LLC's equity to the non-controlling interest; (iii) the conversion of UCP, Inc.'s outstanding common stock (all of which is held by PICO) into 100 shares of Class B common stock pursuant to UCP, Inc.'s amended and restated certificate of incorporation; (iv) the issuance by UCP, Inc. of shares of Class A common stock in connection with this offering; and (v) UCP, Inc.'s purchase of a number of newly-issued UCP, LLC Series B Units from UCP, LLC equal to the number of shares of Class A common stock sold in this offering, at a purchase price per UCP, LLC Series B Unit equal to the initial public offering price per share of Class A common stock less the underwriting discount payable thereon. Assumes no exercise by the underwriters of their option to purchase                additional shares of our Class A common stock.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the following risk factors, which we believe address the material risks concerning our business and an investment in our Class A common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the trading price of our Class A common stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

Risks Related to Our Business

The homebuilding and land development industry in the United States has recently undergone a significant downturn, and the likelihood of a continued recovery is uncertain in the current state of the economy.

The homebuilding and land development industry experienced substantial losses in connection with the recent downturn in the U.S. housing market and, in particular, in the Northern California housing market. Although the housing markets in the U.S. and Northern California markets have begun to recover, we cannot predict whether and to what extent this recovery will continue or its timing. While some of the many negative factors that contributed to the housing downturn may have moderated in 2012, several remain, and they could return and/or intensify to inhibit any future improvement in housing market conditions. These negative factors include but are not limited to (a) weak general economic and employment growth that, among other things, restrains consumer incomes, consumer confidence and demand for homes; (b) elevated levels of mortgage loan delinquencies, defaults and foreclosures that could add to a “shadow inventory” of lender-owned homes that may be sold in competition with new and other resale homes at low “distressed” prices or that generate short sales activity at such price levels; (c) a significant number of homeowners whose outstanding principal balance on their mortgage loan exceeds the market value of their home, which undermines their ability to purchase another home that they otherwise might desire and be able to afford; (d) volatility and uncertainty in domestic and international financial, credit and consumer lending markets amid slow growth or recessionary conditions in various regions around the world; and (e) tight lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, more conservative appraisals, higher loan-to-value ratios and extensive buyer income and asset documentation requirements. Additional headwinds may come from the efforts and proposals of lawmakers to reduce the debt of the federal government through tax increases and/or spending cuts, and financial markets’ and businesses’ reactions to those efforts and proposals, which could impair economic growth. Given these factors, there can be no guarantee that we will be successful in implementing our business plan or continue to operate profitably.

Our long-term growth depends, in part, upon our ability to successfully identify and acquire desirable land parcels for residential buildout, which may become limited due to a variety of factors.

Our future growth depends, in part, upon our ability to successfully identify and acquire attractive land parcels for development of single-family homes at reasonable prices, either by ourselves, through Benchmark Communities, or by our third-party homebuilder customers. Our ability to acquire land parcels for new single-family homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of single-family homes is limited because of these factors, or for any other reason, our ability to grow could be significantly limited, and our revenue and gross margin could decline. To the extent that we are unable to purchase land parcels or enter into new contracts or options for the purchase of land parcels at reasonable prices, our revenue and results of operations could be negatively impacted.

Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

The residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions such as levels of employment, consumer confidence and income, availability and cost of financing for acquisitions, construction and mortgages, interest rate levels, inflation and demand for housing. The health of the residential homebuilding industry may also be significantly affected by “shadow inventory” levels during recessionary and recovery periods.

“Shadow inventory” refers to the number of homes with mortgages that are in some form of distress but that have not yet been listed for sale. Shadow inventory can occur when lenders put properties that have been foreclosed or forfeited to lenders on the market gradually, rather than all at once, or delay the foreclosure process. A significant shadow inventory in our markets could, were it to be released, adversely impact home and land prices and demand for our homes and land, which would have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. In addition, an important segment of our end-purchaser and customer base consists of first-time and second-time “move-up” buyers, who often purchase homes subject to contingencies related to the sale of their existing homes. The difficulties facing these buyers in selling their homes during recessionary periods may adversely affect our sales. Moreover, during such periods, we may need to reduce our sales prices and offer greater incentives to buyers to compete for sales that may result in reduced margins.

Our long-term growth depends, in part, upon our ability to acquire undeveloped land suitable for residential homebuilding at reasonable prices.

The availability of partially finished developed lots and undeveloped land for purchase at reasonable prices depends on a number of factors outside our control, including land availability in general, competition with other homebuilders and land buyers, inflation in land prices, zoning, allowable housing density, the ability to obtain building permits and other regulatory requirements. Should suitable lots or land become less available, the number of homes we may be able to build and sell could be reduced, and the cost of land could be increased, perhaps substantially, which could adversely impact us. As competition for suitable land increases, the cost of acquiring partially finished developed lots and undeveloped lots and the cost of developing owned land could rise and the availability of suitable land at acceptable prices may decline, which could adversely impact us. The availability of suitable land assets could also affect the success of our land acquisition strategy, which may impact our ability to increase the number of actively selling communities, grow our revenue and margins, and achieve or maintain profitability. Additionally, developing undeveloped land is capital intensive and time consuming. It is possible that we may develop land based upon forecasts and assumptions that prove to be inaccurate, resulting in projects that are not economically viable.

Because of the seasonal nature of our business our quarterly operating results fluctuate.

As discussed under “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality,” we have experienced seasonal fluctuations in our quarterly operating results and capital requirements that can have a material impact on our results and our consolidated financial statements. We typically experience the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, we deliver more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occur during the second half of the year. We expect this seasonal pattern to continue over the long‑term, although it may be affected by volatility in the homebuilding industry. We expect the traditional seasonality cycle and its impact on our results to become more prominent if and as the present housing recovery progresses and the homebuilding industry returns to a more normal operating environment, but we can make no assurances as to the degree to which our historical seasonal patterns will occur in 2013 and beyond, if at all. This seasonality requires us to finance our construction activities significantly in advance of the receipt of sales proceeds. Accordingly, there is a risk that we will invest significant amounts of capital in the acquisition and development of land and construction of homes that we do not sell at anticipated pricing levels or within anticipated time frames. If, due to market conditions, construction delays or other causes, we do not complete home sales at anticipated pricing levels or within anticipated time frames, our liquidity, financial condition and results of operations would be adversely affected.

If the market value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for lots controlled under purchase, option or similar contracts may be put at risk.

Factors such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations subject valuations to uncertainty. Moreover, our valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality.

If housing demand fails to meet our expectations when we acquired our inventory, our profitability may be adversely affected and we may not be able to recover our costs when we sell and build houses.

In 2011, housing market conditions adversely impacted the anticipated timing and amount of sales at certain of our projects. We revised our expectations for the cash flows from these projects and evaluated whether each project’s expected cash flows exceeded its carrying value. As of December 31, 2011, after examining market data relating to two of our projects located in outlying areas of Fresno, California, we concluded that our expected future cash flows from these projects (which can be very difficult to project, particularly estimated land development and off-site infrastructure costs in the absence of approved entitlements) would not exceed their carrying values. Accordingly, we measured the fair values of these projects using discounted cash flow models and recorded a non-cash impairment charge of $5.2 million in cost of sales-land development for the year ended December 31, 2011. We regularly review the value of our land holdings and continue to review our holdings on a periodic basis. Further material write-downs and impairments in the value of our inventory may be required, and we may in the future sell land or homes at a loss, which could adversely affect our results of operations and financial condition.

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.

This prospectus contains estimates, forecasts and projections relating to our markets that were prepared for us for use in connection with this offering by JBREC, an independent research provider and consulting firm focused on the housing industry. See “Market Opportunity.” The estimates, forecasts and projections relate to, among other things, employment, demographics, household income, home sales prices and affordability. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this prospectus. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, neither we nor JBREC can provide any assurance that the estimates, forecasts and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.

The homebuilding industry is highly competitive and if our competitors are more successful or offer better value to our customers our business could decline.

We operate in a very competitive environment which is characterized by competition from a number of other homebuilders and land developers in each market in which we operate. Additionally, there are relatively low barriers to entry into our business. We compete with numerous large national and regional homebuilding companies and with smaller local homebuilders and land developers for, among other things, home buyers, desirable land parcels, financing, raw materials and skilled management and labor resources. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products.

Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion and cause us to increase our selling incentives and reduce our prices. An oversupply of homes available for sale or discounting of home prices could adversely affect pricing for homes in the markets in which we operate. Oversupply and price discounting have periodically adversely affected certain markets, and it is possible that our markets will be adversely affected by these factors in the future.

We also compete with the resale, or “previously owned,” home market which has increased significantly due to the large number of homes that have been foreclosed on or could be foreclosed on due to the recent economic downturn. If we are unable to compete effectively in our markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected.

We may be at a competitive disadvantage with regard to certain of our large national and regional homebuilding competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturn in the housing market. We compete directly with a number of large national and regional homebuilders, many of which have longer operating histories and greater financial and operational resources than we do. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. This may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competition could reduce our market share and limit our ability to expand our business as we have planned.

If home buyers are not able to obtain suitable mortgage financing, due to more stringent lending standards, rising interest rates, changes in regulation, reduced investor demand for mortgage loans and mortgage backed securities, changes in the relationship between Fannie Mae and Freddie Mac and the federal government or other reasons, our results of operations may decline.

A substantial majority of home buyers finance their home purchases through lenders that provide mortgage financing. The availability of mortgage financing remains constrained, due in part to lower mortgage valuations on properties, various regulatory changes and lower risk appetite by lenders, with many lenders requiring increased levels of financial qualification, lending at lower multiples of income and requiring larger down payments. First-time home buyers are generally more affected by the availability of mortgage financing than other potential home buyers. These buyers are a key source of demand for new homes. A limited availability of home mortgage financing may adversely affect the volume of our home and land sales and the sales prices we achieve. Additionally, housing demand is adversely affected by reduced availability of mortgage financing and factors that increase the upfront or monthly cost of financing a home, such as increases in interest rates, insurance premiums or limitations on mortgage interest deductibility. The recent decrease in the willingness and ability of lenders to make home mortgage loans, the tightening of lending standards and the reduction in the types of financing products available, have made it more difficult for home buyers to obtain acceptable financing. Any substantial increase in mortgage interest rates or unavailability of mortgage financing may adversely affect the ability of prospective first-time and move-up home buyers to obtain financing for our homes, as well as adversely affect the ability of prospective move-up home buyers to sell their current homes. The housing industry is benefiting from the current low interest rate environment, which has allowed many home buyers to obtain mortgage financing with relatively low interest rates as compared to long-term historical averages. While the timing of any increase in interest rates is uncertain, it is widely expected that interest rates will increase, and any such increase will make mortgage financing more expensive and adversely affect the ability of home buyers to purchase our homes. The recent disruptions in the credit markets and the curtailed availability of mortgage financing has adversely affected, and is expected to continue to adversely affect, our business, prospects, liquidity, financial condition, results of operations and cash flows as compared to prior periods.

Beginning in 2008, the mortgage lending industry has experienced significant instability, beginning with increased defaults on sub-prime loans and other nonconforming loans and compounded by expectations of increasing interest payment requirements and further defaults. This in turn resulted in a decline in the market value of many mortgage loans and related securities. Lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality during the recent economic downturn caused almost all lenders to stop offering sub-prime mortgages and most other loan products that were not eligible for sale to Fannie Mae or Freddie Mac or loans that did not meet FHA and Veterans Administration requirements. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans may continue to make it more difficult for certain buyers to finance the purchase of our homes. These factors may reduce the pool of qualified home buyers and make it more difficult to sell to first-time and move-up buyers who have historically made up a substantial part of our homebuilding customers. Reductions in demand adversely affected our business and financial results during the downturn, and the duration and severity of some of their effects remain uncertain.

The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. These entities have required substantial injections of capital from the federal government and may require additional government support in the future. Several federal government officials have proposed changing the nature of the relationship between Fannie Mae and Freddie Mac and the federal government and even nationalizing or eliminating these entities entirely. If Fannie Mae and Freddie Mac were dissolved or if the federal government determined to stop providing liquidity support to the mortgage market, there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates, mortgage availability and our sales of new homes.

If home buyers are not able to obtain FHA financing due to further tightening of borrower eligibility and future restrictions imposed by lenders on FHA financing, our results of operations may decline.

The FHA insures mortgage loans that generally have lower down payment requirements and qualification standards compared to conventional guidelines, and as a result, continue to be a particularly important source for financing the sale of our homes. In recent years, lenders have taken a more conservative view of FHA guidelines causing significant tightening of borrower eligibility for approval. In the near future, further restrictions are expected on FHA-insured loans, including limitations on seller-paid closing costs and concessions. This or any other restriction may negatively affect the availability or affordability of FHA financing, which could adversely affect our ability to sell homes. In addition, changes in federal regulatory and fiscal policies aimed at aiding the home buying market (including a repeal of the home mortgage interest tax deduction) may also negatively affect potential home buyers’ ability to purchase homes.

If suitable mortgage financing is not available to home buyers generally, our home buyers may not be able to sell their existing homes in order to buy a new home from us, which would adversely affect our results of operations.

In each of our markets, decreases in the availability of credit and increases in the cost of credit adversely affect the ability of home buyers to obtain or service mortgage debt. Even if potential home buyers do not themselves need mortgage financing, where potential home buyers must sell their existing homes in order to buy a new home, increases in mortgage costs, lack of availability of mortgages and/or regulatory changes could prevent the buyers of potential home buyers’ existing homes from obtaining a mortgage, which would result in our potential customers’ inability to buy a new home from us . Similar risks apply to those buyers who are awaiting delivery of their homes and are currently in backlog. Our success depends, in part, on the ability of potential home buyers to obtain mortgages for the purchase of homes. If our customers (or potential buyers of our customers’ existing homes) cannot obtain suitable financing, our sales and results of operations could be adversely affected.

New lending requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act could reduce the availability and increase the cost of mortgage financing, which could adversely affect out results of operations.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. This legislation provides for a number of new requirements relating to residential mortgages and mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees and incentive arrangements, retention of credit risk and remedies for borrowers in foreclosure proceedings. The effect of such provisions on lending institutions will depend on the rules that are ultimately enacted. However, these requirements, as and when implemented, are expected to reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any such reduction could result in a decline of our home and land sales, which could materially and adversely affect us.

Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets should experience a decline.

Our business strategy is focused on the acquisition of suitable land and the design, construction and sale of single-family homes in residential subdivisions, including planned communities, in Northern California and Washington State. In California, we principally operate in the Central Valley area, the Monterey Bay area and the South San Francisco Bay area; in

Washington State, we operate in the Puget Sound area. Because our operations are concentrated in these areas, a prolonged economic downturn in one or more of these areas, particularly within California, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations, and a disproportionately greater impact on us than other homebuilders with more diversified operations. From 2007 to 2009, land values, the demand for new homes and home prices declined substantially in California. In addition, the state of California has experienced severe budget shortfalls in recent years and has raised taxes and certain fees to offset the deficit.
If these conditions in California persist or worsen, it would have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. If buyer demand for new homes in California or Washington State decreases, home prices could stagnate or decline, which would have a material adverse effect on us.

Any limitation on, or reduction or elimination of, tax benefits associated with owning a home would have an adverse effect upon the demand for land and homes for residential development, which could be material to our business.

Changes in federal income tax laws may affect demand for new homes and land suitable for residential development. Current tax laws generally permit significant expenses associated with owning a home, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal, and in many cases, state, taxable income. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. For instance, under the American Taxpayer Relief Act of 2012, which was signed into law in January 2013, the federal government enacted higher income tax rates and limits on the value of tax deductions for certain high-income individuals and households. If the federal government or a state government changes or further changes its income tax laws, as some lawmakers have proposed, by eliminating, limiting or substantially reducing these income tax benefits, without offsetting provisions, the after-tax cost of owning a new home would increase for many of our potential customers. Enactment of any such proposal may have an adverse effect on the homebuilding industry in general, as the loss or reduction of homeowner tax deductions could decrease the demand for new homes and land suitable for residential development.

Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.

The homebuilding and land development industry is capital-intensive and requires significant up front expenditures to acquire land parcels and begin development. In addition, if housing markets are not favorable or permitting or development takes longer than anticipated, we may be required to hold our investments in land for extended periods of time. If internally generated funds are not sufficient, we may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings and/or securities offerings. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The credit and capital markets have recently experienced significant volatility. If we are required to seek additional financing to fund our operations, continued volatility in these markets may restrict our flexibility to access such financing. If we are not successful in obtaining sufficient capital to fund our planned capital and other expenditures, we may be unable to acquire land for development or to develop housing. Additionally, if we cannot obtain additional financing to fund the purchase of land under our purchase or option contracts, we may incur contractual penalties and fees. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any one or more of the foregoing events could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We face potentially substantial risk with respect to our land and lot inventory.

We intend to acquire land parcels for replacement and expansion of land inventory within our current and any new markets we choose to enter. The risks inherent in purchasing and developing land parcels increase as consumer demand for housing decreases. As a result, we may buy and develop land parcels on which homes cannot be profitably built and sold. The market value of land parcels, building lots and housing inventories can fluctuate significantly as a result of changing market conditions, and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. When market conditions are such that land values are depreciating, previously entered into option agreements may become less desirable, at which time we may elect to forego deposits, option costs and pre‑acquisition costs and terminate the agreements. Land parcels, building lots and housing inventories are illiquid assets and we may not be able to dispose of them efficiently or at all if we are in financial distress. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, we may have to sell homes at significantly lower margins or at a loss, if we are able to sell them at all.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non‑income producing properties for extended periods of time.

Real estate investments are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited and we may be forced to hold non‑income producing assets for an extended period of time. We cannot predict whether we will be able to sell any property for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

Risks associated with our real estate inventories could adversely affect our business or financial results.

Risks inherent in controlling or purchasing, holding and developing land for new home construction are substantial. In certain circumstances, a grant of entitlements or development agreement with respect to a particular parcel of land may include restrictions on the transfer of such entitlements to a buyer of such land, which would negatively impact the price of such entitled land by restricting our ability to sell it for its full entitled value. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. Developing land and constructing homes takes a significant amount of time and requires a substantial cash investment. We have substantial real estate inventories which regularly remain on our balance sheet for significant periods of time, during which time we are exposed to the risk of adverse market developments, prior to their sale. If conditions in our markets were to deteriorate, we may be required to sell homes and land for lower margins than we have in the past. Additionally, deteriorating market conditions could cause us to record significant inventory impairment charges. We recorded an impairment charge of $5.2 million for the year ended December 31, 2011 relating to two projects located in outlying areas of Fresno, California, and it is possible that we could record significant impairment charges in the future relating to our real estate inventories. The recording of a significant inventory impairment could negatively affect our reported earnings per share and negatively impact the market perception of our business.

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect us.

As a homebuilder and land developer, we are subject to the risks associated with numerous weather-related and geologic events, many of which are beyond our control. These weather-related and geologic events include but are not limited to droughts, floods, wildfires, landslides, soil subsidence and earthquakes. The occurrence of any of these events could damage our land parcels and projects, cause delays in completion of our projects, reduce consumer demand for housing, and cause shortages and price increases in labor or raw materials, any of which could affect our sales and profitability. Our California markets are in areas which have historically experienced significant earthquake activity and seasonal wildfires. In addition to directly damaging our land or projects, earthquakes, wildfires or other natural events could damage roads and highways providing access to those assets or affect the desirability of our land or projects, thereby adversely affecting our ability to market homes or sell land in those areas and possibly increasing the costs of homebuilding completion.

There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

Acquisition activity could expose us to additional risks.

We may seek to acquire other homebuilders or land developers. We may be unable to achieve the anticipated benefits of any such acquisition, the anticipated benefits may take longer to realize than expected or we may incur greater costs than expected in attempting to achieve the anticipated benefits. We may not be successful in integrating any such acquisitions. For example, we may be required to integrate widely dispersed operations with different corporate cultures, operating margins, competitive environments, computer systems, compensation schemes, business plans and growth potential, which would likely require significant management time and attention. This could disrupt our ongoing operations and divert management resources that would otherwise focus on developing our existing business. Depending upon the circumstances of any particular acquisition, successful integration may depend, in large part, on retaining key personnel who have, for example, unique experience or business relationships. The loss of key personnel at any business we may acquire could result in a disruption of operations, a loss of information and business relationships, unanticipated recruitment and training costs, and otherwise diminish anticipated benefits of any such acquisitions. Acquisitions could also result in our assumption of unknown contingent liabilities, which could be material, expose us to the risk of impaired inventory and other assets relating to the acquisition, and the risks associated with entering markets in which we have limited or no direct experience. When financing any acquisitions, we may choose to issue additional shares of our Class A common stock, which would dilute the ownership interest of existing stockholders, or incur substantial additional indebtedness.

Accordingly, any acquisition activity could expose us to significant risks, beyond those associated with operating our existing business, and may adversely affect our business, financial position and results of operation.

Our business and results of operations are dependent on the availability and skill of subcontractors.

Substantially all of our construction work is done by third-party subcontractors with us acting as the general contractor. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. We do not have long-term contractual commitments with any subcontractors, and there can be no assurance that skilled subcontractors will continue to be available at reasonable rates and in our markets. Certain of the subcontractors engaged by us are represented by labor unions or are subject to collective bargaining arrangements that require the payment of prevailing wages that are higher than normally expected on a residential construction site. A strike or other work stoppage involving any of our subcontractors could also make it difficult for us to retain subcontractors for our construction work. In addition, union activity or a scarcity of skilled labor supply could result in higher costs to retain our subcontractors. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

In addition, despite our quality control efforts, we may discover that our subcontractors were engaging in improper construction practices or installing defective materials in our homes. When we discover these issues, we, generally through our subcontractors, repair the homes in accordance with our new home warranty and as required by law. We reserve a portion of the sales price of each home we sell to satisfy warranty and other legal obligations to our home buyers. We establish these reserves based on market practices, our historical experiences, and our judgment of the qualitative risks associated with the types of homes built. However, the cost of satisfying our warranty and other legal obligations in these instances may be significantly higher than our reserves, and we may be unable to recover the cost of repair from such subcontractors. Regardless of the steps we take, we can in some instances be subject to fines or other penalties, and our reputation may be adversely affected.

Labor and raw material shortages and price fluctuations could delay or increase the cost of home construction, which could materially and adversely affect us.

The residential construction industry experiences serious labor and raw material shortages from time to time, including shortages in qualified tradespeople, and supplies of insulation, drywall, cement, steel and lumber. These labor and raw material shortages can be more severe during periods of strong demand for housing or during periods following natural disasters that have a significant impact on existing residential and commercial structures. Certain of our markets have recently begun to exhibit a scarcity of skilled labor relative to increased homebuilding demand in these markets. The cost of labor and raw materials may also be adversely affected during periods of shortage or high inflation. During the recent economic downturn, a large number of qualified tradespeople went out of business or otherwise exited the market. A reduction in available tradespeople will likely exacerbate labor shortages if demand for new housing continues to increase. Shortages and price increases could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

New and existing laws and regulations or other governmental actions may increase our expenses, limit the number of homes that we can build or delay completion of our projects.

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development fees and exactions for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development. As a result, home sales could decline and costs increase, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We may be unable to obtain suitable bonding for the development of our housing projects.

We are often required to provide bonds to governmental authorities and others to ensure the completion of our projects. As a result of market conditions, surety providers have been reluctant to issue new bonds and some providers are requesting credit enhancements (such as guarantees, cash deposits or letters of credit) in order to maintain existing bonds or to issue new bonds. As of March 31, 2013 , PICO had guaranteed our obligations under performance bonds with an aggregate amount of $8.9 million . We do not expect that PICO will guarantee any additional performance bonds we may be required to obtain after completion of this offering, and it is possible that without PICO’s credit support it will be more difficult for us to obtain performance bonding. If we are unable to obtain required bonds in the future for our projects, or if we are required to provide credit enhancements with respect to our current or future bonds, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.

We are subject to environmental laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes and delay completion of our projects.

We are subject to a variety of local, state, federal and other laws, statutes, ordinances, rules and regulations concerning the environment, hazardous materials, the discharge of pollutants and human health and safety. The particular environmental requirements which apply to any given site vary according to multiple factors, including the site’s location, its environmental conditions, the current and former uses of the site, the presence or absence of endangered plants or animals or sensitive habitats, and conditions at nearby properties. We may not identify all of these concerns during any pre-acquisition or pre-development review of project sites. Environmental requirements and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or in areas contaminated by others before we commence development. We are also subject to third-party challenges, such as by environmental groups or neighborhood associations, under environmental laws and regulations to the permits and other approvals for our projects and operations. Sometimes regulators from different governmental agencies do not concur on development, remedial standards or property use restrictions for a project, and the resulting delays or additional costs can be material for a given project.

In addition, in those cases where an endangered or threatened species is involved and related agency rule-making and litigation are ongoing, the outcome of such rule-making and litigation can be unpredictable and can result in unplanned or unforeseeable restrictions on, or the prohibition of, development and building activity in identified environmentally sensitive areas. For example, California listed the California Tiger Salamander, which may be present at our East Garrison property, as a state endangered species in 2010, and we are currently implementing ongoing management measures for the California Tiger Salamander pursuant to agreements with the U.S. Fish & Wildlife Service. Subsequent to the listing, our East Garrison project filed a permit application with the California Department of Fish & Game with respect to management of the California Tiger Salamander. There can be no assurance as to whether or when the California Department of Fish & Game will issue the permit, or whether any permit terms will be unexpectedly restrictive or costly, conflict with any existing agreement with the U.S. Fish & Wildlife Service, result in project delays or require changes to existing development or building plans.

We may be required to pay fines or penalties relating to non-compliance with applicable environmental laws, or such laws may increase our costs.

From time to time, the United States Environmental Protection Agency (the “EPA”) and similar federal, state or local agencies review land developers’ and homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws, including those applicable to control of storm water discharges during construction, or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs and result in project delays. We expect that increasingly stringent requirements will be imposed on land developers and homebuilders in the future. We cannot assure you that environmental, health and safety laws will not change or become more stringent in the future in a manner that could have a material adverse effect on our business. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber, and on other building materials, such as paint. California is especially susceptible to restrictive government regulations and environmental laws, although increasingly Washington State also imposes unique state obligations under environmental laws. For example, California has enacted climate change legislation which could result in additional costs to achieve energy use or energy efficiency mandates, alter community layouts, meet “green building” standards, impose carbon or other greenhouse gas reductions or offset obligations, and which could result in other costs or obligations. California in particular also has adopted stringent and sometimes unique mandates or restrictions on products used in homebuilding, or the materials used in such products, or on equipment we might use, or on the fuels used in such equipment, and such California mandates or restrictions often increase costs, result in delays or render certain products or equipment unavailable when needed, or available only at higher costs than originally anticipated.

We may incur costs associated with the clean up of hazardous or toxic substances or petroleum product releases and we may be liable for related damages.

Under various environmental laws, current or former owners and operators of real estate, as well as persons that have arranged for the disposal or treatment of hazardous substances at a site regardless of whether such person owned or operated such site, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for personal injury or property damage and for investigation and clean up costs incurred by such parties in connection with the contamination. Environmental impacts from historical activities have been identified at or under some of the projects we have developed in the past and additional projects are located on land that was or may have been contaminated by previous use. Our costs of any required removal, investigation or remediation of such substances or our costs of defending against environmental claims may be substantial, and liability can be retroactive, strict, joint and several and can be imposed regardless of fault. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. For example, a mitigation system may be installed during the construction of a home if a cleanup does not or cannot remove all contaminants of concern, or to address a naturally occurring condition such as radon or methane. Some buyers may not want to purchase a home with a mitigation system. In addition, environmental laws, particularly in California, impose notification obligations with respect to environmental conditions, which may cause some persons, or their financing sources, to view subject parcels as less valuable or impaired. At our East Garrison project, disclosures in the deed and otherwise to home buyers will be extensive and impose property use restrictions due to prior operations at part of Fort Ord, a military base and a site listed on the National Priorities List. Extensive remedial and decommissioning actions have been undertaken to convert portions of Fort Ord to civilian use. In addition to such prior remedial work by others, we will be required to conduct future remediation of asbestos, lead-based paints and certain wastes. Remediation of hazardous substances or unsafe conditions which had not previously been identified or fully abated, could be required in the future within our East Garrison project, or within other portions of Fort Ord, including the ground water thereunder. It is possible that any remediation at our East Garrison project undertaken by us or another party, such as the federal government, could adversely affect the value of this project.

Ownership, leasing or occupation of land and the use of hazardous materials carries potential environmental risks and liabilities.

We are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to soil, water and air, including asbestos, the handling of hazardous materials and the cleanup of contaminated sites. We may be liable for the costs of removal, investigation or remediation of man-made or natural hazardous or toxic substances located on, under or in a property currently or formerly owned, leased or occupied by us, whether or not we caused or knew of the pollution.

The particular impact and requirements of environmental laws that apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former uses of the site. We expect that increasingly stringent requirements may be imposed on land developers and homebuilders in the future. Environmental laws may result in delays, cause us to implement time consuming and expensive compliance programs and prohibit or severely restrict development in certain environmentally sensitive regions or areas, such as wetlands. Concerns could arise due to post-acquisition changes in laws or agency policies, or the interpretation thereof.

Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are subject to third-party challenges, such as by environmental groups or neighborhood associations, under environmental laws and regulations to the permits and other approvals required for our projects and operations. These matters could adversely affect our business, prospects, liquidity, financial condition and results of operations.

We may be liable for claims for damages as a result of use of hazardous materials.

As a homebuilding and land development business with a wide variety of historic ownership, development, homebuilding and construction activities, we could be liable for future claims for damages as a result of the past or present use of hazardous materials, including building materials or fixtures known or suspected to be hazardous or to contain hazardous materials or due to use of building materials or fixtures which are associated with elevated mold. Any such claims may adversely affect our business, prospects, financial condition and results of operations. Insurance coverage for such claims may be limited or non‑existent.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies or otherwise be subject to significant deductibles or limits. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. We may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

Increases in our cancellation rate could have a negative impact on our home sales revenue and homebuilding margins.

Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, home buyers’ inability to sell their existing homes, home buyers’ inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. Upon a home order cancellation, the escrow deposit is returned to the prospective purchaser (other than with respect to certain design-related deposits, which we retain). For the year ended December 31, 2012, our cancellation rate was 12.9% , as compared to 13.3% for the year ended December 31, 2011, and for the three months ended March 31, 2013, our cancellation rate was 11.4% , as compared to 0.0% for the three months ended March 31, 2012. The increase in our cancellation rate was primarily due to a larger proportion of the parties with whom we entered into sales contracts being unable to obtain mortgage financing to consummate the sale during such periods as compared to the prior periods. An increase in the level of our home order cancellations, due to stringent lending standards or otherwise, could have a negative impact on our business, prospects, liquidity, financial condition and results of operations.

We are subject to product liability and warranty claims arising in the ordinary course of business.

As a homebuilder, we are subject to construction defect, product liability and home warranty claims, including moisture intrusion and related claims, arising in the ordinary course of business. While we maintain general liability insurance and generally seek to require our subcontractors and design professionals to indemnify us for some portion of the liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be collectable or adequate to cover any or all construction defect and warranty claims for which we may be liable. For example, contractual indemnities can be difficult to enforce, we are often responsible for applicable self-insured retentions (particularly in markets where we include our subcontractors on our general liability insurance and our ability to seek indemnity for insured claims is significantly limited), certain claims may not be covered by insurance or may exceed applicable coverage limits, and one or more of our insurance carriers could become insolvent. Further, in the United States, and California in particular, the coverage offered and the availability of general liability insurance for construction defects is currently limited and is costly. As a result, an increasing number of our subcontractors may be unable to obtain insurance, particularly in California where we have instituted an “owner controlled insurance program,” under which subcontractors are effectively insured by us.

If we cannot effectively recover construction defect liabilities and costs of defense from our subcontractors or their insurers, or if we have self-insured, we may suffer losses. Coverage may be further restricted and become even more costly. Such circumstances could adversely affect our business, prospects, liquidity, financial condition and results of operations. Further, any product liability or warranty claims made against us, whether or not they are viable, may lead to negative publicity, which could impact our reputation and our home sales.

In addition, we conduct the substantial portion of our business in California, one of the most highly regulated and litigious jurisdictions in the United States, which imposes a ten year, strict liability tail on many construction liability claims. As a result, our potential losses and expenses due to litigation, new laws and regulations may be greater than those of our competitors who have more limited California operations.

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. These events include, but are not limited to:

•	adverse changes in international, national or local economic and demographic conditions;

•	adverse changes in financial conditions of buyers and sellers of properties, particularly residential homes and land suitable for development of residential homes;

•	competition from other real estate investors with significant capital, including other real estate operating companies and developers and institutional investment funds;

•	reductions in the level of demand for and increases in the supply of land suitable for development;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of home buyers, to obtain financing on favorable terms or at all;

•
unanticipated increases in expenses, including, without limitation, insurance costs, development costs, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies; and

•
changes in enforcement of laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act of 1990.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in the purchase of homes or an increased incidence of home order cancellations. If we cannot successfully implement our business strategy, our business, prospects, liquidity, financial condition and results of operations will be adversely affected.

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenue or results of operations to decline.

Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

If we are unable to develop our communities successfully or within expected timeframes, our results of operations could be adversely affected.

Before a community generates any revenue, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It can take several years from the time we acquire control of a property to the time we make our first home sale on the site. Delays in the development of communities expose us to the risk of changes in market conditions for homes. A decline in our ability to develop and market our communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

We depend on key senior management personnel and other experienced employees.

Our success depends to a significant degree upon the contributions of certain key senior management personnel including, but not limited to, Dustin L. Bogue, our President and Chief Executive Officer, William J. La Herran, our Chief Financial Officer, and James W. Fletcher, our Chief Operating Officer, each of whom would be difficult to replace. Although we will enter into employment agreements with Messrs. Bogue, La Herran and Fletcher upon the completion of this offering, there is no guarantee that these executives will remain employed by us. If any of our key senior management personnel were to cease employment with us, our operating results could suffer. Our ability to retain our key senior management personnel or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key senior management personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained key man life insurance that would provide us with proceeds in the event of death or disability of any of our key senior management personnel.

Experienced employees in the homebuilding, land acquisition and construction industries are fundamental to our ability to generate, obtain and manage opportunities. In particular, local knowledge and relationships are critical to our ability to source attractive land acquisition opportunities. Experienced employees working in the homebuilding and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, prospects, liquidity, financial condition and results of operations. The loss of any of our key personnel could adversely impact our business, prospects, financial condition and results of operations.

Fluctuations in real estate values may require us to write-down the book value of our real estate assets.

The homebuilding and land development industries are subject to significant variability and fluctuations in real estate values. As a result, we may be required to write-down the book value of our real estate assets in accordance with U.S. GAAP, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect us by increasing the costs of land, raw materials and labor needed to operate our business. If our markets have an oversupply of homes relative to demand, we may be unable to offset any such increases in costs with corresponding higher sales prices for our homes. Inflation may also accompany higher interests rates, which could adversely impact potential customers’ ability to obtain financing on favorable terms, thereby further decreasing demand. If we are unable to raise the prices of our homes to offset the increasing costs of our operations, our margins could decrease. Furthermore, if we need to lower the price of our homes to meet demand, the value of our land inventory may decrease. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.

We may become subject to litigation, which could materially and adversely affect us.

In the future we may become subject to litigation, including claims relating to our operations, security offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding and land development industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business.

Any failure in health and safety performance may result in penalties for non‑compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies, governmental authorities and local communities, and our ability to win new business, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Acts of war or terrorism may seriously harm our business.

Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence, or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our business, prospects, liquidity, financial condition and results of operations.

We have broad discretion to use the offering proceeds and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our Class A common stock to decline.

Risks Related to our Controlling Stockholder

PICO holds a majority equity interest in our company and its interests may not be aligned with yours.
Upon the completion of this offering, PICO will hold % of the voting power of UCP, Inc. (or % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units). See “Principal Stockholders.” For so long as PICO continues to beneficially own a controlling stake in us, PICO will have the power to elect and remove all of our directors and to approve any action requiring the majority approval of our stockholders. PICO will also have the power to agree to transfer its controlling stake in our company. In addition, pursuant to an Investor Rights Agreement that we will enter into with PICO immediately prior to the completion of this offering, PICO will have the right to nominate two individuals for election to our board of directors for as long as PICO owns 25% or more of the combined voting power of our outstanding Class A and Class B common stock and one individual for as long as it owns at least 10% of the combined voting power of our outstanding Class A and Class B common stock (in each case, excluding any shares of our common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares); and Messrs. Bogue, La Herran and Fletcher will agree to vote all shares of our Class A common stock that they own in favor of such PICO nominees in any election of directors for as long as PICO owns at least 10% of the combined voting power of our outstanding Class A and Class B common stock. In the event that any board member nominated by PICO shall for any reason cease to serve as a member of our board of directors during his or her term of office, the resulting vacancy on the board will be filled by an individual selected by PICO.

PICO’s interests may not be fully aligned with yours and this could lead to actions that are not in your best interest. PICO holds all of the outstanding UCP, LLC Series A Units. Because PICO holds its economic interest in our business through UCP, LLC, rather than through the public company, it may have conflicting interests with holders of shares of our Class A common stock. For example, PICO may have different tax positions from us which could influence its decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement, which would accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” In addition, PICO’s significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

Moreover, for as long as PICO’s beneficial ownership of the combined voting power of our outstanding Class A and Class B common stock continues to exceed 50%, we may elect to be treated as a “controlled company” for purposes of the New York Stock Exchange, which would allow us to opt out of certain corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors and that the compensation committee and nominating committee be composed entirely of independent directors. We intend to elect to be treated as a “controlled company” and, to the extent we continue to qualify, we may choose to continue to take advantage of these exemptions in the future.

As a result of PICO’s relationship with our company, conflicts of interest may arise with respect to any transactions involving or with PICO or its affiliates.

John R. Hart, a member of our board of directors, is the President and Chief Executive Officer of PICO and Maxim C. W. Webb, also a member of our board of directors, is the Chief Financial Officer of PICO. As a result of our relationship with PICO, there may be transactions between us and PICO that could present an actual or perceived conflict of interest.

These conflicts of interest may lead Messrs. Hart and Webb to recuse themselves from actions of our board of directors with respect to any transactions involving or with PICO or its affiliates. In addition, Mr. Hart and Mr. Webb will devote only a portion of their business time to their duties with our board of directors, and they will devote the majority of their time to their duties with PICO and other commitments. PICO or its affiliates may also pursue transactions in competition with us.
Upon completion of this offering, we will enter into a Transition Services Agreement with PICO pursuant to which PICO will provide us with accounting, human resources and information technology functions. Upon its expiration, PICO may be unwilling to renew the agreement or only willing to renew the agreement on less favorable terms, particularly if PICO ceases to hold a material investment in our company.

Upon completion of this offering, the Transition Services Agreement with PICO will provide us with access to accounting, human resources and information technology functions. Upon expiration of this agreement, even if we seek to continue to receive these services from PICO, PICO may be unwilling to renew the agreement or only willing to renew the agreement on less favorable terms. Were this to happen, it is likely that we would incur increased costs to internalize or subcontract the functions that were previously provided to us by PICO through the Transition Services Agreement.

As a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, holders of our Class A common stock may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange as a result of the ownership position and voting rights of PICO upon completion of this offering. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. More than 50% of the combined voting power of our outstanding Class A and Class B common stock will be held by PICO after completion of this offering. As a controlled company, we are entitled to not comply with certain corporate governance rules of the New York Stock Exchange that would otherwise require our board of directors to have a majority of independent directors and our compensation committee and our nominating and corporate governance committee to be comprised entirely of independent directors, have written charters addressing such committee’s purpose and responsibilities and perform an annual evaluation of such committee. In addition our audit committee will not be required to include at least three members until one year of the listing date of our Class A common stock on the New York Stock Exchange, and our audit committee will initially consist of two members. Accordingly, holders of our Class A common stock will not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange and the ability of our independent directors to influence our business policies and affairs may be reduced.

Risks Related to Our Indebtedness

We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

We expect to use debt to finance a portion of the cost of constructing our homes and acquiring and developing our lots. As of March 31, 2013, the aggregate commitments of our construction loans and our acquisition and development loans were $48.5 million , of which $38 million was outstanding. Our indebtedness is primarily comprised of project-level secured acquisition, development and constructions loans, with recourse limited to the securing collateral. However, as of March 31, 2013, loans with aggregate commitments of $17.1 million and an outstanding balance of $10.6 million were guaranteed by us and PICO. We do not expect PICO to guarantee any additional debt we may incur after completion of this offering. In the future we may incur additional recourse indebtedness in addition to debt secured by limited collateral. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of additional indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. Our charter does not contain a limitation on the amount of debt we may incur and our executive management and board of directors may change our target debt levels at any time without the approval of our stockholders.

Incurring substantial debt could subject us to many risks that, if realized, would adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt which is likely to result in acceleration of the maturity of such debt;

•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing cost;

•
we may be required to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations and capital expenditures, future investment opportunities or other purposes; and

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance the debt through additional debt or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flows and results of operations. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our assets on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our assets that may be pledged to secure our obligations to foreclosure. Unsecured debt agreements may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances. Defaults under our debt agreements could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.

Our access to additional third-party sources of financing will depend, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;

•	our debt levels;

•	our expected results of operations;

•	our cash flow; and

•	the market price of our Class A common stock.

Recently, domestic financial markets have experienced unusual volatility, uncertainty and a tightening of liquidity in both the debt and equity capital markets. Credit spreads for major sources of capital widened significantly during the U.S. credit crisis as investors demanded a higher risk premium. Given the current volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may charge us prohibitively high fees in order to obtain financing. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.

Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.

Our current financing arrangements contain, and our future financing arrangements likely will contain, restrictive provisions.

Our current financing arrangements contain, and the financing arrangements we enter into in the future likely will contain, provisions that limit our ability to do certain things. In particular, certain of our construction and development loan agreements include provisions requiring minimum loan-to-value ratios.  If the fair value of the collateral securing the loan is below the specified minimum, we may be required to make principal payments in order to maintain the required loan-to-value ratios. If we fail to meet or satisfy any of these provisions, we would be in default under these agreements, which could result in a cross-default under other debt agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. In addition, future indebtedness may contain financial covenants limiting our ability to, for example, incur additional debt, make certain investments, reduce liquidity below certain levels and make distributions to our stockholders, and otherwise affect our operating policies. If we default on one or more of our debt agreements, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Secured indebtedness exposes us to the possibility of foreclosure on our ownership interests in our land parcels.
Incurring mortgage and other secured indebtedness increases our risk of loss of our ownership interests in our land parcels or other assets because defaults thereunder, and the inability to refinance such indebtedness, may result in foreclosure action initiated by lenders. To the extent we default on this debt, our lenders could foreclose on the property securing the loan. As of March 31, 2013, we had incurred mortgage indebtedness of $38 million . This debt is secured by project-level real estate ( i.e., real estate held in a special purpose entity formed to hold the real estate interests for a particular project).

Interest expense on debt we incur may limit our cash available to fund our growth strategies.
As of March 31, 2013, we had approximately $48.5 million of aggregate loan commitments, of which $38 million was outstanding. As part of our financing strategy, we may incur a significant amount of additional debt. A portion of our debt has, and any additional debt we subsequently incur may have, a floating rate of interest. Higher interest rates could increase debt service requirements on our current floating rate debt and on any floating rate debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay existing debt during periods of rising interest rates or at a time when our creditworthiness has deteriorated, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss, either of which could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations. Additionally, as of March 31, 2013, loans with an aggregate commitment of $17.1 million and an outstanding balance of $10.6 million were guaranteed by PICO. We do not expect that PICO will guarantee any additional debt we may incur after completion of this offering, and it is possible that without PICO’s credit support our cost of borrowing could increase.

Failure to hedge effectively against interest rate changes may adversely affect us.

We currently do not hedge against interest rate fluctuations. We may obtain in the future one or more forms of interest rate protection in the form of swap agreements, interest rate cap contracts or similar agreements to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our assets at times which may not permit us to receive an attractive return on our assets in order to meet our debt service obligations.

Risks Related to Our Organization and Structure

Our only material asset after completion of this offering will be our interest in UCP, LLC, and we are accordingly dependent upon distributions from UCP, LLC to pay dividends, if any, taxes and other expenses.

UCP, Inc. will be a holding company and will have no material assets other than its ownership of membership interests in UCP, LLC. UCP, Inc. has no independent means of generating revenue. We intend to cause UCP, LLC to make distributions to its members in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us, as well as any payments due under the Tax Receivable Agreement, as described below. Future financing arrangements may contain negative covenants, limiting the ability of our operating subsidiaries to declare or pay dividends or make distributions. To the extent that UCP, Inc. needs funds, and UCP, LLC and/or its subsidiaries are restricted from making such distributions under applicable law or regulations, or otherwise unable to provide such funds, for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiaries to distribute funds, our liquidity and financial condition could be materially harmed.

We will be required to pay PICO for a portion of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of tax basis step-ups we receive in connection with future exchanges by PICO of its UCP, LLC Series A Units for shares of our Class A common stock or from any purchase by us of a portion of PICO’s UCP, LLC Series A Units in connection with any exercise of the underwriters’ option to purchase additional shares of our Class A common stock.

The UCP, LLC Series A Units held by PICO upon consummation of the transactions described in “Organizational Structure” may in the future be exchanged for shares of our Class A common stock. The exchanges or any purchases by us of a portion of PICO’s UCP, LLC Series A Units in connection with any exercise of the underwriters’ option to purchase additional shares of our Class A common stock may result in increases in the tax basis of the assets of UCP, LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of the tax basis increases, and a court could sustain such a challenge.

We intend to enter into a Tax Receivable Agreement with PICO that will provide for the payment by us to PICO of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of any such increases in tax basis (or are deemed to realize in the case of certain events, as discussed below). Any actual increases in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, cannot be predicted reliably at this time.
The increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, and the amount and timing of our income. As a result of the size of the increases in the tax basis of the tangible and intangible assets of UCP, LLC attributable to our interest in UCP, LLC, during the expected term of the Tax Receivable Agreement, we expect that the payments that we may make to PICO could be substantial. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of March 31, 2013, if PICO were to exchange all of its UCP, LLC Series A Units for shares of our Class A common stock in taxable transactions at the time of the closing of this offering assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus), we estimate that the maximum amount that we would be required to pay under the Tax Receivable Agreement would be approximately $ million. Based on the same assumptions, if the underwriters exercise their option to purchase additional shares of Class A common stock in full and we use the net proceeds therefrom to purchase a portion of PICO’s UCP, LLC Series A Units, we would be required to pay PICO approximately $ under the Tax Receivable Agreement. The actual amounts payable under the Tax Receivable Agreement may differ materially from these amounts, as potential future payments will be calculated using the market value of our Class A common stock at the time of the relevant exchange or purchase and prevailing tax rates in future years and will be dependent on our generating sufficient future taxable income to realize the benefit. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We are not aware of any issue that would cause the IRS to challenge a tax basis increase; however, if the IRS were successful in making such a challenge, PICO would not reimburse us for any payments that may previously have been made under the Tax Receivable Agreement if it is later determined that we did not receive the anticipated corresponding tax benefit. As a result, in certain circumstances we could make payments to PICO under the Tax Receivable Agreement in excess of our cash tax savings. In addition, our ability to achieve benefits from any tax basis increase, and the payments to be made under the Tax Receivable Agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

In certain cases, payments by us under the Tax Receivable Agreement may be accelerated and/or significantly exceed the benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement will provide that upon certain changes of control, or if, at any time, we either materially breach our obligations under the Tax Receivable Agreement or elect an early termination of the Tax Receivable Agreement, our (or our successor's) obligations with respect to UCP, LLC Series A Units would be based on certain assumptions, including that (a) all the UCP, LLC Series A Units are deemed exchanged for their fair value and (b) we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement and that the subsidiaries of UCP, LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. In each of these instances (based on the foregoing assumptions), we would be required to make an immediate payment to the holders of such UCP, LLC Series A Units equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefit. The benefits would be payable even though, in certain circumstances, no UCP, LLC Series A Units are actually exchanged at the time of the accelerated payment under the Tax Receivable Agreement, thereby resulting in no corresponding tax basis step up at the time of such accelerated payment under the Tax Receivable Agreement. Accordingly, payments under the Tax Receivable Agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. We may not be able to finance our obligations under the Tax Receivable Agreement and our existing indebtedness may limit our subsidiaries’ ability to make distributions to us to pay these obligations.

In addition, our obligations under the Tax Receivable Agreement could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control that could be in the best interests of our public stockholders.

We may not be able to realize all or a portion of the tax benefits that are expected to result from exchanges of UCP LLC Series A Units for shares of our Class A common stock or from any purchase by us of a portion of PICO’s UCP, LLC Series A Units in connection with any exercise of the underwriters’ option to purchase additional shares of our Class A common stock, and payments made under the Tax Receivable Agreement itself.

Our ability to benefit from any depreciation or amortization deductions or to realize other tax benefits that we currently expect to be available as a result of the increases in tax basis created by exchanges of UCP LLC Series A Units for shares of our Class A common stock or from any purchases by us of a portion of PICO’s UCP, LLC Series A Units in connection with any exercise of the underwriters’ option to purchase additional shares of our Class A common stock, and our ability to realize certain other tax benefits attributable to payments under the Tax Receivable Agreement itself, depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income were insufficient and/or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders’ equity could be negatively affected. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In the event we acquire 50% or more of all outstanding units of UCP, LLC at any time after the completion of this offering we may become subject to additional state and local real estate taxes due to a reassessment of the value of our land holdings for California real estate tax purposes.  We may also become subject to California and Washington state and local real estate transfer taxes.

We are subject to state and local real estate taxes in California on an annual basis which are assessed on the basis of the value of our land holdings in the relevant counties.  Because we have acquired our lots over time, the values currently used for assessing these real estate taxes may not fully reflect current market values.  If we acquire 50% or more of all outstanding units of UCP, LLC (which might occur, for instance, upon an exchange of UCP, LLC Series A Units by PICO pursuant to the Exchange Agreement) it may be treated as triggering a “change in ownership” for such real estate tax purposes, which, in turn, will result in a reassessment of the values of our lots in California for purposes of our annual real estate tax payments.  If such reassessment results in an upward adjustment of the values of our lots, our annual real estate tax payments will increase.  In addition, if we acquire 50% or more of the units in UCP, LLC, we may also become subject to one-time California and Washington state and local real estate transfer taxes in respect of our lots in such state.  Such additional tax payments would have a negative impact on our earnings, cash flows and liquidity.

We have a limited operating history and we may not be able to successfully operate our business.

We began operations in 2004 and expanded our operations significantly after we were acquired by PICO in 2008. Given our limited operating history, you have limited historical information upon which to evaluate our prospects, including our continued ability to acquire desirable land parcels, develop such land and market our homes.

In addition, we cannot assure you that our past experience will be sufficient to enable us to operate our business successfully or implement our operating policies and business strategies as described in this prospectus. Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses or service our existing or future indebtedness. You should not rely upon our past performance, as past performance may not be indicative of our future results.

Termination of the employment agreements with the members of our management team could be costly and prevent a change in control of our company.

The employment agreements we will enter into with Dustin L. Bogue, our President and Chief Executive Officer, William J. La Herran, our Chief Financial Officer, and James W. Fletcher, our Chief Operating Officer, upon the completion of this offering each provide that if their employment with us terminates under certain circumstances, we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in control of our company that might involve a premium paid for shares of our Class A common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our Class A common stock.

Certain anti-takeover defenses, applicable law, and provisions of our Registration Rights Agreement, Tax Receivable Agreement and Investor Rights Agreement may limit the ability of a third party to acquire control of us.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of our company that might involve a premium paid for shares of our Class A common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our Class A common stock. Certain of these provisions are described below.

Selected provisions of our charter and bylaws. Our charter and/or bylaws contain anti-takeover provisions that:

•	divide our directors into three classes, with the term of one class expiring each year, which could delay a change in our control;

•
authorize our board of directors, without further action by the stockholders, to issue up to shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors or our chief executive officer;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	allow our directors to establish the size of our board of directors by action of our board of directors, subject to a minimum of three members;

•
provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	do not give the holders of our common stock cumulative voting rights with respect to the election of directors; and

•	prohibit us from engaging in certain business combinations with any “interested stockholder” unless specified conditions are satisfied.

Selected provisions of Delaware law. We have opted out of Section 203 of the Delaware General Corporation Law (the “DGCL”), which regulates corporate takeovers. However, our charter contains provisions that are similar to Section 203 of the DGCL. Specifically, our charter provides that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•
prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to the time the person became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. However, in the case of our company, PICO and any of its affiliates and subsidiaries and any of their permitted transferees receiving 15% or more of our voting stock will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Registration Rights Agreement, Investor Rights Agreement and Tax Receivable Agreement. Prior to the completion of this offering, we will enter into a Registration Rights Agreement, an Investor Rights Agreement and a Tax Receivable Agreement with PICO. Pursuant to the Registration Rights Agreement and Investor Rights Agreement, PICO may require us to file a registration statement with the Securities and Exchange Commission relating to the offer and sale of any Class A common stock PICO may receive pursuant to the Exchange Agreement, and PICO will have the right to nominate two individuals for election to our board of directors for as long as PICO owns 25% or more of the combined voting power of our outstanding Class A and Class B common stock and one individual for as long as it owns at least 10%. In the event that any board member nominated by PICO shall for any reason cease to serve as a member of our board of directors during his or her term of office, the resulting vacancy on the board will be filled by an individual selected by PICO. The Tax Receivable Agreement will provide that upon certain changes of control, PICO may be entitled to a significant early termination payment. For a description of these agreements see “Certain Relationships and Related Party Transactions—Registration Rights

Agreement,” “—Investor Rights Agreement” and “—Tax Receivable Agreement.” These agreements could discourage someone from making a significant investment in us or discourage transactions involving a change in control.

We may change our operational policies, investment guidelines and our business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors will determine our operational policies, investment guidelines and our business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

The obligations associated with being a public company will require significant resources and management attention.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”, related regulations of the Securities and Exchange Commission, or the “SEC,” and requirements of the New York Stock Exchange, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an “emerging growth company,” as defined in the JOBS Act, and, so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404.

Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting.

These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. Pursuant to a Transition Services Agreement, PICO will, among other things, provide us with various accounting services. As a public company, PICO has significant experience with the accounting requirements applicable to public companies. Upon the expiration of this agreement, we will either need to renew it, internalize the accounting functions provided by PICO or contract with a third party for such services. This could result in increased cost, and no assurance can be given that we will be able to replicate the services provided to us by PICO. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

We are an “emerging growth company,” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non‑binding advisory votes on executive compensation or golden parachute arrangements. We have elected to adopt these reduced disclosure requirements. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, although a variety of circumstances could cause us to lose that status earlier. We cannot predict if investors will find our Class A common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our Class A common stock less attractive as a result of our choices, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the “Securities Act,” for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have determined to opt out of such extended transition period and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non‑emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Any joint venture investments that we make could be adversely affected by our lack of sole decision making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non‑controlling interests in or sharing responsibility for managing the affairs of a land acquisition and/or a development. In this event, we would not be in a position to exercise sole decision-making authority regarding the acquisition and/or development, and our investment may be illiquid due to our lack of control. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third-party not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

An information systems interruption or breach in security could adversely affect us.

Pursuant to a Transition Services Agreement we will enter into upon completion of this offering, we will rely on PICO for accounting, human resources and information technology services. PICO will assist us in administering an integrated accounting, financial and operational management information system to conduct our operations. Any disruption in these systems could adversely affect our ability to conduct our business. Furthermore, any security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Risks Related to this Offering and Ownership of Our Class A Common Stock

There is currently no public market for shares of our Class A common stock, a trading market for our Class A common stock may never develop following this offering and our Class A common stock price may be volatile and could decline substantially following this offering.

Prior to this offering there has been no market for shares of our Class A common stock. Although we intend to apply to list the shares of our Class A common stock on the New York Stock Exchange, an active trading market for the shares of our Class A common stock may never develop or if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for shares of our Class A common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of Class A common stock; or

•	the price that our stockholders may obtain for their Class A common stock.

If an active market does not develop or is not maintained, the market price of our Class A common stock may decline and you may not be able to sell your shares. Even if an active trading market develops for our Class A common stock subsequent to this offering, the market price of our Class A common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our Class A common stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our Class A common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	changes in interest rates, mortgage regulations or land and home prices in the areas in which we operate;

•	adverse market reaction to the level of our indebtedness;

•	additions or departures of key personnel;

•	actions by stockholders, including PICO;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets, and conditions in California and Washington State in particular;

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or the homebuilding and land development industry.

The offering price per share of our Class A common stock offered by this prospectus may not accurately reflect the value of your investment.

Prior to this offering there has been no market for our Class A common stock. The offering price per share of our Class A common stock offered by this prospectus was negotiated among us and the representatives of the underwriters. Among the factors considered in determining the offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. The offering price may not accurately reflect the value of our Class A common stock and may not be realized upon any subsequent disposition of the shares.

If you purchase Class A common stock in this offering, you will experience immediate dilution.

The offering price of our Class A common stock is higher than the net tangible book value per share of our Class A common stock outstanding upon the completion of this offering. Accordingly, if you purchase Class A common stock in this offering, you will experience immediate dilution of approximately $     in the net tangible book value per share of our Class A common stock, based upon an assumed initial public offering price equal to $ , the midpoint of the price range set forth on the cover page of this prospectus. This means that investors that purchase shares of our Class A common stock in this offering will pay a price per share that exceeds the per share net tangible book value of our assets.

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our Class A common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Future sales of our Class A common stock or other securities convertible into our Class A common stock could cause the market value of our Class A common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without your approval, to cause us to issue additional shares of our Class A common stock or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into Class A common stock), options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our Class A common stock could cause the market price of our Class A common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our Class A common stock, or the availability of our Class A common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock by PICO or another large stockholder or otherwise, or the perception that such sales could occur, may also adversely affect the market price of our Class A common stock.

We are offering  shares of our Class A common stock as described in this prospectus (excluding the underwriters’ option to purchase up to additional shares). Upon the completion of this offering, the members of our management team and other officers and employees will be granted an aggregate of shares of   Class A restricted stock units (based upon the midpoint of the price range set forth on the cover page of this prospectus) pursuant to our 2013 Long-Term Incentive Plan and our director nominees will be granted an aggregate of              Class A restricted stock units upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan (based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Further, upon the completion of this offering, PICO will beneficially own UCP, LLC Series A Units representing % of the economic interests of UCP, LLC, or % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units (in each case, based upon an assumed initial public offering price equal to $ , the midpoint of the price range set forth on the cover page of this prospectus). If necessary, we will reduce the portion of the net proceeds received from any exercise of the underwriters' option that we use to purchase a portion of PICO's UCP, LLC Series A Units so that, after giving effect to such purchase, we will remain a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under the Exchange Agreement with PICO, PICO has the right to cause UCP, LLC to exchange PICO’s UCP, LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “Principal Stockholders.” In connection with this offering, we, our officers and directors and PICO have agreed that, and purchasers of our shares through the directed share program will agree that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, shares of our Class A common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our Class A common stock.

We will enter into a Registration Rights Agreement with PICO with respect to the shares of our Class A common stock that may be received by PICO pursuant to the Exchange Agreement. We refer to these shares collectively as the “registrable shares.” Pursuant to the Registration Rights Agreement, we will grant PICO and its direct and indirect transferees registration rights requiring us to file a registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the registrable shares registered for resale, and, in certain circumstances, the right to “piggy-back” the registrable shares in registration statements we might file in connection with any future public offering.

In connection with this offering, we intend to file a registration statement on Form S‑8 to register the total number of shares of our Class A common stock that may be issued under our 2013 Long-Term Incentive Plan, including the Class A restricted stock units to be granted to the members of our management team, other officers and employees and our director nominees upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan.

Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Class A common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our company.

Non-U.S. holders may be subject to United States federal income tax on gain realized on the sale or disposition of shares of our Class A common stock.

Because of our anticipated holdings in United States real property interests following the completion of the transactions described in this prospectus under “Organizational Structure,” we believe we will be and will remain a “United States real property holding corporation” for United States federal income tax purposes. As a result, a non‑U.S. holder (as defined in “Material Federal Income Tax Considerations”) generally will be subject to United States federal income tax on any gain realized on a sale or disposition of shares of our Class A common stock unless our Class A common stock is regularly traded on an established securities market (such as the New York Stock Exchange) and such non‑U.S. holder did not actually or constructively hold more than 5% of our Class A common stock at any time during the shorter of (a) the five-year period preceding the date of the sale or disposition and (b) the non-U.S. holder’s holding period in such stock. In addition, if our Class A common stock is not regularly traded on an established securities market, a purchaser of the stock generally will be required to withhold and remit to the IRS 10% of the purchase price. A non‑U.S. holder also will be required to file a United States federal income tax return for any taxable year in which it realizes a gain from the disposition of our Class A common stock that is subject to United States federal income tax. We anticipate that our Class A common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard and no assurance can be given that our Class A common stock will remain regularly traded in the future. Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our Class A common stock.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward‑looking statements. These forward‑looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenue, income and capital spending. Our forward‑looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward‑looking statements in this prospectus speak only as of the date of this prospectus, and we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward‑looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. The following factors, among others, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward‑looking statements:

•	economic changes either nationally or in the markets in which we operate, including declines in employment, volatility of mortgage interest rates and inflation;

•	continued or increased downturn in the homebuilding industry, either nationally or in the markets in which we operate;

•	continued volatility and uncertainty in the credit markets and broader financial markets;

•	our future operating results and financial condition;

•	our business operations;

•	changes in our business and investment strategy;

•	availability of land to acquire and our ability to acquire such land on favorable terms or at all;

•	availability, terms and deployment of capital;

•	continued or increased disruption in the availability of mortgage financing or the number of foreclosures in the market;

•	shortages of or increased prices for labor, land or raw materials used in housing construction;

•	delays in land development or home construction or reduced consumer demand resulting from adverse weather and geological conditions or other events outside our control;

•	the cost and availability of insurance and surety bonds;

•	changes in, or the failure or inability to comply with, governmental laws and regulations;

•	the timing of receipt of regulatory approvals and the opening of projects;

•	the degree and nature of our competition;

•	our leverage and debt service obligations;

•	our relationship, and actual and potential conflicts of interest, with PICO;

•	availability of qualified personnel and our ability to retain our key personnel; and

•	additional factors discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

ORGANIZATIONAL STRUCTURE
The diagram below depicts our organizational structure immediately following this offering (assuming that the underwriters’ option to purchase additional shares of our Class A common stock is not exercised):
_______

(1)
Excludes an aggregate of Class A restricted stock units to be granted to the members of our management team, other officers and employees and our director nominees upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan (based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of Class A restricted stock units that will be granted upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan will be based upon the price at which the shares are sold to the public in this offering.

(2)
We carry out our business generally through a number of operating subsidiaries and project-specific subsidiaries that are directly or indirectly wholly owned by UCP, LLC. Benchmark Communities, LLC, a Delaware limited liability company, is our wholly owned homebuilding subsidiary. BMC Realty Advisors, Inc., or BMC Realty, is a California corporation and a wholly owned subsidiary through which we conduct real estate brokerage activities relating to our business.

Reorganization Transactions of UCP, LLC and Incorporation of UCP, Inc.
UCP, LLC is a holding company for the companies that directly or indirectly own and operate our business. Prior to this offering, there were 100 UCP, LLC membership interests issued and outstanding, all of which were owned by PICO.
Immediately prior to this offering, UCP, LLC's Amended and Restated Limited Liability Company Operating Agreement will be amended and restated to, among other things, designate UCP, Inc. as the sole managing member of UCP, LLC, establish the UCP, LLC Series B Units which will be held solely by UCP, Inc. and reclassify PICO’s membership interests into UCP, LLC Series A Units, which will be held solely by PICO (and its permitted transferees). The UCP, LLC Series B Units will rank on a parity with the UCP, LLC Series A Units as to distribution rights and rights upon liquidation, winding up or dissolution. Following this offering, UCP, Inc. will have the right to determine the timing and amount of any distributions (other than tax distributions as described in “—Holding Company Structure” below) to be made to holders of UCP, LLC Series A Units and UCP, LLC Series B Units. Profits and losses of UCP, LLC will be allocated, and all distributions generally will be made, pro rata to the holders of UCP, LLC Series A Units and UCP, LLC Series B Units. In addition, the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC provides that any UCP, LLC Series A Units acquired by UCP, LLC from PICO, whether at the time of this initial public offering or thereafter in accordance with the Exchange Agreement, will automatically, and without any further action, be reclassified as UCP, LLC Series B Units in connection with such acquisition.
UCP, Inc. was incorporated as a Delaware corporation on May 7, 2013. UCP, Inc. has not engaged in any business or other activities except in connection with its formation and this offering. The certificate of incorporation of UCP, Inc. at the time of the offering will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.” Prior to completion of this offering, 100 shares of Class B common stock of UCP, Inc. will be issued to PICO, providing PICO with no economic rights but entitling PICO, without regard to the number of shares of Class B common stock held by PICO, to one vote on matters presented to stockholders of UCP, Inc. for each UCP, LLC Series A Unit held by PICO, as described in “Description of Capital Stock—Class B Common Stock.” Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.
We also will enter into an Exchange Agreement pursuant to which PICO (and certain of its permitted assignees) will have the right to cause UCP, LLC to exchange PICO's UCP, LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”
We refer to the foregoing transactions, collectively, as the “Reorganization Transactions.”
Offering Transactions
Upon completion of this offering, UCP, Inc. will purchase a number of newly-issued UCP, LLC Series B Units equal to the number of shares of Class A common stock sold in this offering, at a purchase price per unit equal to the initial public offering price per share of Class A common stock less the underwriting discount payable thereon.
At any time following this offering, PICO may from time to time (subject to the terms of the Exchange Agreement) cause UCP, LLC to exchange PICO’s UCP, LLC Series A Units for shares of Class A common stock of UCP, Inc. on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Any UCP, LLC Series A Units being exchanged will be reclassified as UCP, LLC Series B Units in connection with such exchange. In addition, to the extent the underwriters exercise their option to purchase additional shares of our Class A common stock, we will use the net proceeds from such exercise to purchase a portion of PICO’s UCP LLC Series A Units. Exchanges by PICO of its UCP, LLC Series A Units for shares of our Class A common stock and any purchase, by us, of a portion of PICO’s UCP, LLC Series A Units in connection with any exercise by the underwriters of their option to purchase additional shares of our Class A common stock are expected to result, with respect to UCP, Inc., in increases in the tax basis of the assets of UCP, LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that UCP, Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We will enter into a Tax Receivable Agreement with PICO (and certain permitted assignees thereof) that will provide for the payment from time to time by UCP, Inc. to such persons of 85% of the amount of the tax benefits, if any, that UCP, Inc. realizes as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payment obligations are obligations of UCP, Inc. and not of UCP, LLC. The Tax Receivable Agreement will also provide that upon certain changes of control or if, at any time, UCP, Inc. either materially breaches its obligations under the Tax Receivable Agreement or elects an early termination of the Tax Receivable Agreement, payments due under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. See “Risk Factors—Risks Related to Our Organization and Structure—In certain cases, payments by us under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement” and “Certain Relationships and Related Transactions—Tax Receivable Agreement.”
In connection with its acquisition of UCP, LLC Series B Units, UCP, Inc. will become the sole managing member of UCP, LLC at the closing of this offering. Accordingly, although UCP, Inc. will initially have a minority economic interest in UCP, LLC, UCP, Inc. will control the management of UCP, LLC (subject to certain consent rights of PICO as the holder of the UCP, LLC Series A Units, as further described in “Certain Relationships and Related Party Transactions—UCP, LLC Limited Liability Company Operating Agreement”).
We refer to the foregoing transactions as the “Offering Transactions.”
As a result of the transactions described above:

•
the investors in this offering will collectively own shares of our Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and UCP, Inc. will hold UCP, LLC Series B Units (or UCP, LLC Series B Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing % of the total economic interest of UCP, LLC (or % of the total economic interest of UCP, LLC if the underwriters exercise in full their option to purchase additional shares);

•
PICO will hold UCP, LLC Series A Units, representing % of the total economic interest of UCP, LLC (or UCP, LLC Series A Units, representing % if the underwriters exercise in full their option to purchase additional shares of Class A common stock and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units);

•
the investors in this offering will collectively have % of the voting power in UCP, Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units); and

•
PICO, through its holdings of our Class B common stock, will have % of the voting power in UCP, Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units).

Our post-offering organizational structure will allow PICO to retain its equity ownership in UCP, LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of UCP, LLC Series A Units. Investors in this offering will, by contrast, hold their equity ownership in UCP, Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that PICO generally finds it advantageous to hold its equity interest in an entity that is not taxable as a corporation for United States federal income tax purposes.
PICO will also hold shares of Class B common stock of UCP, Inc. Although the shares of Class B common stock have no economic rights, they allow PICO to exercise voting power at UCP, Inc., the managing member of UCP, LLC, at a level that is consistent with its overall equity ownership of the business of UCP, LLC and its subsidiaries. Under the certificate of incorporation of UCP, Inc., following the offering, PICO will be entitled, without regard to the number of shares of Class B common stock held by it, to one vote for each UCP, LLC Series A Unit held by PICO. Accordingly, as PICO exchanges UCP, LLC Series A Units pursuant to the Exchange Agreement or if we purchase a portion of PICO’s UCP, LLC Series A Units in connection with any exercise by the underwriters of their option to purchase additional shares of our Class A common stock, the voting power afforded to PICO by its shares of Class B common stock will be automatically and correspondingly reduced.

Holding Company Structure
UCP, Inc. will be a holding company, and its sole material asset will be its equity interest in UCP, LLC. As the sole managing member of UCP, LLC, UCP, Inc. will control all of the business and affairs of UCP, LLC and its subsidiaries.
UCP, Inc. will consolidate the financial results of UCP, LLC and its subsidiaries, and the ownership interest of PICO in UCP, LLC will be reflected as a noncontrolling interest in UCP, Inc.’s consolidated financial statements.
Pursuant to the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC, UCP, Inc. has the right to determine when distributions (other than tax distributions) will be made to the members of UCP, LLC and the amount of any such distributions. If UCP, Inc. authorizes a distribution, such distribution will be made to the members of UCP, LLC pro rata in accordance with their respective percentage interests.
The holders of limited liability company interests in UCP, LLC, including UCP, Inc., will generally have to include for purposes of calculating their U.S. federal, state and local income taxes their allocable share of any taxable income of UCP, LLC. Taxable income of UCP, LLC generally will be allocated to the holders of units (including UCP, Inc.) pro rata in accordance with their respective percentage interests. UCP, LLC is obligated, subject to available cash and applicable law and contractual restrictions (including limitations imposed by any financing agreements), to make cash distributions, which we refer to as “tax distributions,” based on certain assumptions, to its members (including UCP, Inc.). Generally, these tax distributions will be an amount equal to our estimate of the taxable income of UCP, LLC attributable to the holders of units, multiplied by an assumed tax rate equal to the highest marginal effective rate of federal, state and local income tax applicable to corporations doing business in California (or such other jurisdictions in which the Company is doing business ) (taking into account, among other things, the nondeductibility of certain expenses). See “Certain Relationships and Related Party Transactions—UCP, LLC Limited Liability Company Operating Agreement.”

USE OF PROCEEDS
We expect to receive net proceeds from this offering of approximately $ ($ if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full), assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering, exclusive of the net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock, primarily for the acquisition of land, including the land described under “Our Business—Owned and Controlled Lots,” and for land development, home construction and other related purposes. If the underwriters exercise their option to purchase additional shares of Class A common stock, we will use the net proceeds from such exercise to purchase a portion of PICO’s UCP, LLC Series A Units at a price per UCP, LLC Series A unit equal to the net proceeds received by us per Class A common stock sold in this offering. If necessary, we will reduce the portion of the net proceeds received from any exercise of the underwriters' option that we use to purchase a portion of PICO's UCP, LLC Series A Units so that, after giving effect to such purchase, we will remain a “controlled company” within the meaning of the corporate governance standards of the NYSE.
Pending these uses, we intend to invest the net proceeds from this offering in a variety of capital preservation investments, including short‑term, interest‑bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.
Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds to us from this offering by approximately $        million, after deducting the underwriting discount and estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds to us from this offering by approximately $        million, after deducting the underwriting discount and estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
Though we will receive the net proceeds from any sale of shares of our Class A common stock pursuant to the underwriters’ option to purchase additional shares of our Class A common stock, we will use such proceeds to purchase a portion of PICO’s UCP, LLC Series A Units; accordingly, any such proceeds will not be available to us to acquire or develop land, construct homes or otherwise invest in our business. To the extent we reduce the portion of any such proceeds used to purchase UCP, LLC Series A Units from PICO, such amounts will be available to us for investment in our business.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2013, on an actual basis and pro forma as adjusted to give effect to (i) the transactions described in this prospectus under “Organizational Structure” and (ii) the sale of shares of Class A common stock in this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. This table should be read in conjunction with the sections entitled “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	As of March 31, 2013
	UCP, LLC, actual(1)	Pro Forma UCP, Inc., as adjusted(2)
	(unaudited)
	(In thousands)

Debt:	$37,958	$37,958
Member’s equity and stockholders’ equity:
Member’s equity	110,232	—
Class A common stock, $0.01 par value per share, no shares authorized and no shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—
Class B common stock, $0.01 par value per share, no shares authorized and no shares issued and outstanding actual; shares authorized and shares issued and outstanding as adjusted	—
Preferred stock, $0.01 par value per share, no shares authorized and no shares issued and outstanding, actual; shares authorized and no shares issued and outstanding as adjusted	—	—
Additional paid-in capital	—
Total member’s equity	110,232	—
Total stockholders’ equity	—
Noncontrolling interest	—
Total capitalization	$148,190	$
_______

(1)
Since we were acquired by PICO in January 2008, we have operated our business through UCP, LLC. As of March 31, 2013, UCP, LLC directly or indirectly held all of our assets and liabilities, and UCP, Inc., which was formed on May 7, 2013, did not exist. Accordingly, the actual capitalization as of March 31, 2013 presents that UCP, LLC.

(2)
Gives effect to (i) the transactions described in this prospectus under “Organizational Structure” and (ii) the sale of shares of our Class A common stock in this offering by us, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. Assumes no exercise by the underwriters of their option to purchase additional shares of our Class A common stock. The as adjusted number of outstanding shares of Class A common stock does not include: (i) an aggregate of Class A restricted stock units to be granted to the members of our management team, other officers and employees and our director nominees upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan (based upon the midpoint of the price range set forth on the cover page of this prospectus); and (ii) shares of our Class A common stock reserved for future issuance under our 2013 Long-Term Incentive Plan.  The actual number of Class A restricted stock units that will be granted upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan will be based upon the price at which the shares are sold to the public in this offering.  A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the range on the cover page of this prospectus, would increase (decrease) each of the pro forma as adjusted additional paid-in capital, total and total capitalization stockholders' equity by $     , after deducting the estimated underwriting discount and offering costs.

DILUTION
Purchasers of shares of our Class A common stock in this offering will incur an immediate and substantial dilution in net tangible book value per share of their shares of our Class A common stock from the assumed initial public offering price, based upon the midpoint of the price range set forth on the cover page of this prospectus.
The difference between the per share offering price paid by purchasers of our Class A common stock in this offering and the pro forma net tangible book value per share of our Class A common stock after this offering constitutes the dilution to purchasers in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our Class A common stock.
As of March 31, 2013, our net tangible book value was approximately $ , or $ per share of our Class A common stock (pro forma for the exchange of all of PICO’s UCP, LLC Series A Units into shares of our Class A common stock). After giving effect to the transactions described in this prospectus under “Organizational Structure,” the sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the receipt by us of the net proceeds from this offering and the deduction of the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2013 would have been approximately $ , or $ per share of our Class A common stock. This amount represents an immediate increase in net tangible book value of approximately $ per share of our common stock to our existing stockholders and an immediate dilution in net tangible book value of approximately $ per share of our Class A common stock, or approximately %, to purchasers in this offering.
The following table illustrates the dilution to purchasers in this offering on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share as of March 31, 2013(1)	$
Pro forma increase in net tangible book value per share attributable to purchasers in this offering	$
Pro forma net tangible book value per share immediately after this offering	$
Dilution in pro forma net tangible book value per share to purchasers in this offering	$
_______

(1)	Assuming all of PICO’s UCP, LLC Series A Units were exchanged for shares of our Class A common stock on a one-for-one basis.

 Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share immediately after this offering by $ per share and the dilution in pro forma net tangible book value per share to purchasers in this offering by $ per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares of our Class A common stock offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value per share immediately after this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering by $ and $ , respectively, after deducting the underwriting discount and estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares of our Class A common stock offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the pro forma net tangible book value per share immediately after this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering by $ and $ , respectively, after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, as of March 31, 2013, on the pro forma basis as described above, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by PICO (pro forma for the exchange of PICO’s UCP, LLC Series A Units into shares of Class A common stock) and by purchasers in this offering, before deducting the underwriting discount and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholder(1)%			$	%	$
Purchasers in this offering
Total		100.0%		$100.0%	$
_______

(1)	Pro forma for the exchange of all of PICO’s UCP, LLC Series A Units into shares of our Class A common stock.
If the underwriters exercise their option to purchase additional shares of Class A common stock in full and we use the net proceeds from such exercise to purchase a portion of PICO’s UCP, LLC Series A Units, the following will occur:

•	the number of outstanding shares of our Class A common stock will increase to ;

•
the number of shares of our Class A common stock held by purchasers in this offering will increase to            shares, or approximately % of the voting power of UCP, Inc. and represent approximately % of the economic interest in UCP, LLC; and

•
the pro forma net tangible book value per share of our Class A common stock immediately after this offering will be increased (decreased) by $ per share and the dilution in pro forma net tangible book value per share to purchasers in this offering by $ per share.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated balance sheet as of March 31, 2013 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013 present our consolidated financial position and results of operations after giving pro forma effect to the Reorganization Transactions and Offering Transactions described in “Organizational Structure,” including the proposed sale of shares of Class A common stock in this offering (excluding shares issuable upon any exercise of the underwriters' option to purchase additional shares of our Class A common stock) and the application of the net proceeds from this offering, as if all such transactions had been completed as of March 31, 2013 with respect to the unaudited pro forma consolidated balance sheet, as of January 1, 2012, with respect to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2012 and as of January 1, 2013 with respect to the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2013. The unaudited pro forma consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial information.
The unaudited pro forma financial information should be read together with the information set forth under the headings “Organizational Structure,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.
The pro forma adjustments principally give effect to:

•
the Reorganization Transactions and Offering Transactions described in “Organizational Structure,” including (i) the reclassification of PICO’s membership interests in UCP, LLC into UCP, LLC Series A Units and establishment of UCP, LLC Series B Units to be issued to UCP, Inc., pursuant to the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC; (ii) the consolidation of UCP, LLC and its consolidated subsidiaries into UCP, Inc.'s financial statements pursuant to ASC 810 and the resulting increase of additional paid‑in‑capital to allocate a portion of UCP, LLC's equity to the noncontrolling interest; (iii) the conversion of UCP, Inc.'s outstanding common stock (all of which is held by PICO) into 100 shares of Class B common stock pursuant to UCP, Inc.'s amended and restated certificate of incorporation; (iv) the issuance by UCP, Inc. of shares of Class A common stock in connection with this offering; and (v) UCP, Inc.'s purchase of a number of newly-issued UCP, LLC Series B Units from UCP, LLC equal to the number of shares of Class A common stock sold in this offering, at a purchase price per Series B Unit equal to the initial public offering price per share of Class A common stock less the underwriting discount payable thereon;

•
with regard to the unaudited pro forma consolidated statements of operations, a provision for corporate income taxes on the income attributable to UCP, Inc. at an effective rate of 41%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and/or local jurisdiction; offset by a full valuation allowance due to a cumulative pre-tax book loss over the prior three year period;

•
the grant to Messrs. Bogue, La Herran and Fletcher and certain of our other employees and directors of Class A restricted stock units under our 2013 Long-Term Incentive Plan in connection with this offering; and

•	increased compensation expense in connection with entering into employment agreements with Messrs. Bogue, La Herran and Fletcher.
Unless we purchase a portion of PICO’s UCP, LLC Series A Units in connection with any exercise by the underwriters of their option to purchase additional shares of our Class A common stock, the Reorganization Transactions and the Offering Transactions will not result in an immediate step-up in the tax basis in our share of the tangible and intangible assets of UCP, LLC. However, any future exchanges by PICO of Series A Units for shares of our Class A common stock pursuant to the Exchange Agreement are expected to increase the tax basis in our share of the tangible and intangible assets of UCP, LLC. A significant portion of the step-up in tax basis is expected to be amortizable for tax purposes over a period of approximately 15 years. We will enter into a Tax Receivable Agreement that will provide for the payment by us to PICO of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of any increase in tax basis caused by PICO's exchange of UCP, LLC Series A Units for shares of our Class A common stock. UCP, Inc. and its Class A common stockholders will benefit from the remaining 15% of cash savings, if any, in income tax that is realized by UCP, Inc. The term of the Tax Receivable Agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless a change of control occurs, we materially breach our obligations under the Tax Receivable Agreement or we exercise our right to terminate the Tax Receivable Agreement, and in each case, we pay PICO a required amount based on the present value of payments remaining based on estimates of amounts to be made under the agreement. For additional information regarding our Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
The unaudited pro forma financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Reorganization Transactions and the Offering Transactions been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition or results of operations as of any future date or any future period.
UCP, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2013
(In thousands)

	UCP, LLC Historical(1)	Reorganization Adjustments		UCP, Inc. Pro Forma(2)	Offering Adjustments		UCP, Inc. Pro Forma as Adjusted
Assets:
Cash and cash equivalents	$8,884	$—		$8,884		$(4)	$
Real estate inventories	143,799	—		143,799	—		143,799
Fixed assets, net	754	—		754	—		754
Receivables	780	—		780	—		780
Other assets	2,295	—		2,295		(4)
Total assets	156,512	—		156,512

Liabilities and Member’s/Stockholders’ Equity
Accounts payable and accrued liabilities	8,322	—		8,322	—		8,322
Debt	37,958	—		37,958	—		37,958
Total liabilities	46,280	—		46,280	—		46,280

Member’s / stockholders’ equity	110,232		(3)		—
Class A common stock, $0.01 par value per share	—	—				(5)
Class B common stock, $0.01 par value per share	—		(3)		—
Additional paid in capital	—		(3)			(5)
Accumulated earnings (deficit)	—		(3)
Total equity attributable to UCP, LLC	110,232
Non-controlling interest	—		(3)			(5)
Total liabilities and member’s/stockholders' equity	$156,512	$		$	$		$
_______

(1)
Since we were acquired by PICO in January 2008, we have operated our business through UCP, LLC. As of March 31, 2013, UCP, LLC directly or indirectly held all of our assets and liabilities, and UCP, Inc., which was formed on May 7, 2013, did not exist. Accordingly, the unaudited pro forma consolidated balance sheet as of March 31, 2013 presents the historical financial position of UCP, LLC.

(2)
UCP, Inc. is a recently formed entity and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma balance sheet.

(3)
Represents adjustments to reflect (i) the portion of UCP, LLC's accumulated earnings that UCP, Inc. will receive in connection with its acquisition of UCP, LLC Series B Units and (ii) the related amount of additional paid in capital resulting from the Reorganization Transactions and the Offering Transactions.

Assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, upon completion of this offering, assuming the underwriters do not exercise their option to purchase additional shares of UCP, Inc.’s Class A common stock, UCP, Inc.’s only material asset will be its ownership of approximately   % of UCP, LLC and its only business will be to act as the sole managing member of UCP, LLC. Accordingly, pursuant to ASC 810, UCP, Inc. will consolidate the financial results of UCP, LLC into its financial statements.

(4)
Assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, and no exercise of the underwriters’ option to purchase additional shares of our Class A common stock, UCP, Inc. expects to receive net proceeds from this offering of $          million after deducting an aggregate underwriting discount of $          and estimated other offering expenses of $         . The following table reconciles the gross proceeds from this offering to the net cash provided to UCP, Inc. ($ in thousands):

Assumed share price	$
Shares of Class A common stock offered hereby
Gross proceeds from offering
Offering costs	( )
Offering costs already incurred
Net cash provided	$

(5)
Represents adjustments to reflect the allocation of offering proceeds between controlling and non-controlling interests and the amount of stock-based compensation granted to Messrs. Bogue, La Herran and Fletcher and certain of our other employees and directors of Class A restricted stock units under our 2013 Long-Term Incentive Plan in connection with this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, the midpoint of the range on the cover page of this prospectus, would increase (decrease) each of the pro forma as adjusted cash and cash equivalents and stockholders' equity by $         , after deducting the estimated underwriting discount and offering costs. The pro forma as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at the pricing of this offering.

UCP, Inc.
Unaudited Pro Forma Consolidated Statements of Operations
Three Months Ended March 31, 2013
(In thousands)

	UCP, LLC Historical(1)	Reorganization Adjustments	UCP, Inc. Pro Forma(2)	Offering Adjustments		UCP, Inc. Pro Forma as Adjusted
Revenues:
Homebuilding	$4,333	$—	$4,333	$—		$4,333
Land Development	7,470	—	7,470	—		7,470
	11,803	—	11,803	—		11,803
Costs and Expenses:
Cost of sales - homebuilding	3,460	—	3,460	—		3,460
Cost of sales - land development	4,580	—	4,580	—		4,580
Sales and marketing	1,132	—	1,132	—		1,132
General and administrative	3,480	—	3,480		(3)
Total Expenses:	12,652	—	12,652
Pre-tax loss from operations	(849)	—	(849)
Income tax (provision) benefit	—				(4)
Other income	39	—	39	—		39
Net loss	(810)
Net loss attributable to non-controlling interest	—				(5)
Net loss attributable to UCP, Inc.	$(810)

Weighted average shares of Class A common stock outstanding
Basic	—
Diluted	—

Net loss per Class A common stock outstanding(7)
Basic	$—		$			$
Diluted	$—		$			$

UCP, Inc.
Unaudited Pro Forma Consolidated Statements of Operations
Year Ended December 31, 2012
(In thousands)

	UCP, LLC Historical(1)	Reorganization Adjustments	UCP, Inc. Pro Forma(2)	Offering Adjustments		UCP, Inc. Pro Forma as Adjusted
Revenues:
Homebuilding	$14,060	—	$14,060	—		$14,060
Land Development	44,066	—	44,066	—		44,066
	58,126	—	58,126	—		58,126
Costs and Expenses:
Cost of sales - homebuilding	9,832	—	9,832	—		9,832
Cost of sales - land development	32,876	—	32,876	—		32,876
Sales and marketing	2,875	—	2,875	—		2,875
General and administrative	10,103	—	10,103		(3)
Total Expenses:	55,686	—	55,686
Pre-tax income from operations	2,440	—	2,440
Income tax (provision) benefit	—				(4)
Other income	578		578	—		578
Net income	3,018
Net income attributable to non-controlling interest	—				(5)
Net income attributable to UCP, Inc.	$3,018

Weighted average shares of Class A common stock outstanding
Basic	—
Diluted	—

Net income available to Class A common stock outstanding(7)
Basic	$—		$			$
Diluted	$—		$			$
 _______

(1)
Since we were acquired by PICO in January 2008, we have operated our business through UCP, LLC. During the year ended December 31, 2012 and the three months ended March 31, 2013, UCP, LLC directly or indirectly held all of our assets and liabilities, and UCP, Inc., which was formed on May 7, 2013, did not exist. Accordingly, the unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013 present the historical results of UCP, LLC.

(2)
UCP, Inc. is a recently formed entity and will have no material assets or results of operations until the completion of this offering and therefore its results of operations are not shown in a separate column in these unaudited pro forma statements of operations.

(3)	Represents total increase in compensation expense we expect to incur following the completion of this offering, as follows:

•
an increase of $92,500 and $370,000 for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, in aggregate base salary payable to Messrs. Bogue, La Herran and Fletcher pursuant to their employment agreements;

•
an increase of $45,000 and $180,000 for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively in base salary payable to certain employees other than Messrs. Bogue, La Herran and Fletcher;

•
subject to approval by our compensation committee, an aggregate increase in cash bonuses of approximately $102,000 and $410,000 for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively in the aggregate payable to Messrs. Bogue, La Herran and Fletcher;

•
subject to approval by our compensation committee, an aggregate increase in cash bonuses of approximately $70,000 and $280,000 for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively in the aggregate payable to certain employees other than Messrs. Bogue, La Herran and Fletcher;

•
An increase in non-cash stock-based compensation expense of approximately $959,000 and $4.9 million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, in the aggregate relating to the vesting of the awards under our 2013 Long-Term Incentive Plan made in connection with this offering to our officers, directors and certain employees; and

•
An increase in cash compensation of approximately $45,000 and $90,000 for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively in the aggregate payable to our non-employee directors (excluding Messrs. Hart and Webb, who will waive any directors' fees and grants that would otherwise be payable or made, as the case may be, to them in connection with their service on our board of directors for as long as PICO beneficially owns shares of any class of our common stock).

For additional information about the compensation arrangements that we expect to have in place upon completion of this offering see “Executive and Director Compensation—Employment Agreements,” “Executive and Director Compensation—Director Compensation” and “Executive and Director Compensation—2013 Long-Term Incentive Plan” included elsewhere in this prospectus.
We have not made an adjustment for accounting, human resources and information technology costs. We do not expect the amounts we will pay PICO for these services pursuant to the Transition Services Agreement will materially exceed the amount of costs that PICO historically has allocated to us for similar services. For additional information about the Transition Services Agreement and the fees due thereunder, see “Certain Relationships and Related Party Transactions—Transition Services Agreement” included elsewhere in this prospectus. In addition, beyond the increased compensation expense described above, as a separate public company, we expect our general and administrative expenses to increase in an amount that we cannot determine at this time due to greater accounting and other expenses related to corporate governance, SEC reporting and other compliance matters.

(4)
Following the Reorganization Transactions and Offering Transactions, UCP, Inc. will be subject to U.S. federal, state and local income taxation with respect to its allocable share of any taxable income of UCP, LLC (which will be allocated based on UCP, Inc.'s % economic interest in UCP, LLC, assuming no exercise of the underwriters' option to purchase additional shares of our Class A common stock. However, for the three months ended March 31, 2013 and the year ended December 31, 2012, the Company’s pro forma results included a tax benefit offset by a full valuation allowance due to a cumulative pre-tax book loss over the prior three year period. As a result, the pro forma consolidated statements of operations reflect no income tax benefit for the reported losses. The pro forma consolidated statements of operations assumes that there are no payments under the Tax Receivable Agreement during the applicable period.

(5)
As described in “Organizational Structure,” after the Reorganization Transactions and the Offering Transactions, assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock, our only material asset will be our ownership of UCP, LLC Series B Units representing % of the total economic interest of UCP, LLC, and our only business will be to act as the sole managing member of UCP, LLC. Accordingly, pursuant to ASC 810, we will consolidate the financial results of UCP, LLC into our financial statements. The ownership interest of the other member of UCP, LLC, PICO, will be accounted for as a noncontrolling interest in our consolidated financial statements after this offering. As such, the amount in the table above represents adjustments to reflect noncontrolling interest resulting from PICO's ownership interest of 100% of the UCP, LLC Series A Units. Immediately following this offering, the noncontrolling interest will be approximately    %. Net income (loss) attributable to the noncontrolling interest represents    %, or $        of net loss of $      for the three months ended March 31, 2013 and   %, or $        of net income of $       for the year ended December 31, 2012.

(6)
Pro forma basic and diluted net income or loss per share was computed by dividing the pro forma net income or loss attributable to holders of our Class A common stock by the           shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters option to purchase additional shares of our Class A common stock is not exercised). The shares of our Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share.

DIVIDEND POLICY
We currently intend to retain future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our Class A common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We do not intend to p ay dividends on our Class A common stock for the foreseeable future.” In addition, certain provisions of agreements relating to our indebtedness may limit or prohibit the payment of any dividends in the future, and while none of these provisions would currently prohibit us from paying a dividend it is possible that they could do so in the future. Class B common stock will not be entitled to any dividends. Subject to applicable law and restrictions contained in any financing instruments, we intend to cause UCP, LLC to make distributions to its members in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us, as well as any payments due under the Tax Receivable Agreement.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following sets forth our selected consolidated financial and operating data. The data presented below is that of UCP, LLC. UCP, LLC will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical consolidated financial statements following this offering. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
We derived our statement of operations data for the years ended December 31, 2012 and 2011 and consolidated balance sheet data as of December 31, 2012 and 2011 from the consolidated financial statements of UCP, LLC audited by Deloitte & Touche LLP, independent auditors, whose report with respect thereto is included elsewhere in this prospectus. We derived our statement of operations data for the three months ended March 31, 2013 and 2012 and consolidated balance sheet data as of March 31, 2013 from the unaudited condensed consolidated financial statements of UCP, LLC (included elsewhere in this prospectus) which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Statements of Operations	(In thousands)
Revenue:
Homebuilding	$4,333	$1,533	$14,060	$8,285
Land development	7,470	2,002	44,066	15,893
	11,803	3,535	58,126	24,178
Expenses:
Cost of sales - homebuilding	3,460	1,062	9,832	5,621
Cost of sales - land development	4,580	1,349	32,876	17,280
Sales and marketing	1,132	221	2,875	1,414
General and administrative	3,480	2,208	10,103	6,464
	12,652	4,840	55,686	30,779
Income (loss) from operations	(849)	(1,305)	2,440	(6,601)
Other income	39	208	578	34
Net income (loss)	$(810)	$(1,097)	$3,018	$(6,567)

Operating Data
Net new home orders (including backlog units)	62	7	61	39
New homes delivered	12	6	41	33
Average sale price of homes delivered	$361,286	$255,455	$342,921	$251,058
Cancellation rate	11.4%	0.0%	12.9%	13.3%
Average selling communities during the period	4	2	3	3
Selling communities at end of period	5	2	4	2
Backlog at end of period, number of homes	76	7	26	6
Backlog at end of period, aggregate sales value (in thousands)	$26,705	$1,598	$9,182	$1,463

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011
	(unaudited)
Balance Sheet Data	(In thousands)
Cash and cash equivalents	$8,884	$10,324	$2,276
Real estate inventories	143,799	125,367	121,347
Fixed assets, net	754	680	115
Receivables	780	243	884
Other assets	2,295	920	949
Total assets	$156,512	$137,534	$125,571

Liabilities and Member’s Equity
Accounts payable and accrued liabilities	$8,322	$6,107	$2,545
Debt	37,958	29,112	30,034
Total liabilities	$46,280	$35,219	$32,579
Member’s equity	$110,232	$102,315	$92,992

Consolidated Gross Margin and Consolidated Adjusted Gross Margin and U.S. GAAP Reconciliation

	Three Months Ended March 31, 2013%		Three Months Ended March 31, 2012%		Year Ended December 31, 2012%		Year Ended December 31, 2011%
Consolidated Gross Margin and Consolidated Adjusted Gross Margin	(In thousands)		(In thousands)		(In thousands)		(In thousands)
Revenue	$11,803	100.0%	$3,535	100.0%	$58,126	100.0%	$24,178	100.0%
Cost of sales - consolidated	8,040	68.1%	2,411	68.2%	42,708	73.5%	22,901	94.7%
Consolidated gross margin	3,763	31.9%	1,124	31.8%	15,418	26.5%	1,277	5.3%
Add: interest expense in cost of sales	64	0.5%	56	1.6%	760	1.3%	511	2.1%
Add: impairment and abandonment charges	9	0.1%	59	1.7%	665	1.1%	5,522	22.8%
Consolidated adjusted gross margin	$3,836	32.5%	$1,239	35.0%	$16,843	29.0%	$7,310	30.2%

Homebuilding Gross Margin and Homebuilding Adjusted Gross Margin
Revenue - Homebuilding	$4,333	100.0%	$1,533	100.0%	$14,060	100.0%	$8,285	100.0%
Cost of sales - homebuilding	3,460	79.9%	1,062	69.3%	9,832	69.9%	5,621	67.8%
Homebuilding gross margin	873	20.1%	471	30.7%	4,228	30.1%	2,664	32.2%
Add: interest expense in cost of sales - homebuilding	62	1.4%	15	1.0%	122	0.9%	35	0.4%
Homebuilding adjusted gross margin	$935	21.6%	$486	31.7%	$4,350	30.9%	$2,699	32.6%

Land Development Gross Margin and Land Development Adjusted Gross Margin
Revenue - Land development	$7,470	100.0%	$2,002	100.0%	$44,066	100.0%	$15,893	100.0%
Cost of sales - land development	4,580	61.3%	1,349	67.4%	32,876	74.6%	17,280	108.7%
Land development gross margin	2,890	38.7%	653	32.6%	11,190	25.4%	(1,387)	(8.7%)
Add: interest expense in cost of sales - land development	2	0.0%	41	2.0%	638	1.4%	476	3.0%
Add: impairment and abandonment charges	9	0.1%	59	2.9%	665	1.5%	5,522	34.7%
Land development adjusted gross margin	$2,901	38.8%	$753	37.6%	$12,493	28.4%	$4,611	29.0%

Consolidated adjusted gross margin, homebuilding adjusted gross margin and land development adjusted gross margin are non-U.S. GAAP financial measures. We use adjusted gross margin information as a supplemental measure when evaluating our operating performance. We believe this information is meaningful, because it isolates the impact that leverage and non-cash impairment and abandonment charges have on gross margin. However, because adjusted gross margin information excludes interest expense and impairment and abandonment charges, all of which have real economic effects and could materially impact our results, the utility of adjusted gross margin information as a measure of our operating performance is limited. In addition, other companies may not calculate gross margin information in the same manner that we do. Accordingly, adjusted gross margin information should be considered only as a supplement to gross margin information as a measure of our performance. See the table above for a reconciliation of consolidated adjusted gross margin, homebuilding adjusted gross margin and land development adjusted gross margin to consolidated gross margin, homebuilding gross margin and land development gross margin, respectively, which are the most comparable U.S. GAAP financial measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the sections of this prospectus entitled “ Risk Factors, ” “ Cautionary Note Concerning Forward‑Looking Statements, ” “Unaudited Pro Forma Financial Information,” “ Selected Consolidated Financial Data ” and “ Our Business ” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward‑looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward‑looking statements due to a number of factors, including those discussed in the section entitled “ Risk Factors ” and elsewhere in this prospectus.
We are a homebuilder and land developer, with significant land acquisition and entitlement expertise, in growth markets in Northern California and with a growing presence in attractive markets in the Puget Sound area of Washington State. Our operations began in 2004 with the founding of Union Community Partners, LLC by Dustin L. Bogue, our President and Chief Executive Officer, and we were principally focused on acquiring land, entitling and developing it for residential construction, and selling residential lots to third-party homebuilders. In January 2008, we were acquired by PICO, a NASDAQ-listed, diversified holding company, which allowed us to accelerate the development of our business and gain access to a capital partner capable of funding our pursuit of attractive opportunities resulting from the recent residential real estate downturn. Since we were acquired by PICO, we have invested over $219.1 million acquiring ownership or control of and improving over 6,000 single-family residential lots. In 2010, we formed Benchmark Communities, our wholly owned homebuilding subsidiary, to design, construct and sell high quality single-family homes. Since 2008, we have acquired or acquired control of (through executed purchase or option contracts) a total of approximately 5,094 residential lots in Northern California and approximately 928 lots in the Puget Sound area of Washington State. As of March 31, 2013, our property portfolio consisted of 48 communities in 17 cities in Northern California and the Puget Sound area of Washington State. Five of these communities are actively selling and include over 290 lots in various stages of development. Our operations are organized into two reportable segments: homebuilding and land development.
During the three months ended March 31, 2013 and the year ended December 31, 2012, the overall U.S. housing market continued to show signs of improvement, driven by factors such as decreasing home inventories, high affordability, improving employment, increasing consumer confidence and more positive consumer sentiment for the overall U.S. economy, as discussed further under the caption “Market Opportunity” included elsewhere in this prospectus. Individual markets continue to experience varying results, as local home inventories, affordability, and economic and employment factors strongly influence each local market. The generally favorable environment for single-family housing that prevailed in markets where we had actively selling communities during these periods contributed to our favorable performance during the periods. We improved on many operating metrics during both the three months ended March 31, 2013 and the year ended December 31, 2012 as compared to the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, including increased net new home orders (including backlog), backlog (value), backlog (units), average sales price of backlog, and revenue in our home building and land development segments.
While conditions can change rapidly, the markets where our actively selling communities, and the communities that we expect to open during the remainder of 2013 are located, have exhibited favorable environments for single-family housing through the first quarter of 2013. During recent periods, we also benefited from a low interest rate environment, which allowed many home buyers to obtain mortgage financing with relatively low interest rates as compared to long-term historical averages. While we believe local single-family housing market conditions are generally favorable in the markets where we operate, a material increase in interest rates or more stringent lending standards would likely have an adverse effect on the ability of home buyers to purchase our homes and adversely impact our results of operations.
Basis of Presentation
Our consolidated financial statements include our accounts and the accounts of our wholly‑owned subsidiaries and have been prepared in accordance with U.S. GAAP as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Effects of the Reorganization and Offering Transactions
UCP, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon completion of the offering, all of our business will be conducted through UCP, LLC, and the financial results of UCP, LLC and its consolidated subsidiaries will be consolidated in our financial statements.
UCP, Inc. will be a holding company whose principal asset will be the UCP, LLC Series B Units it holds. For more information regarding our reorganization and holding company structure, see “Organizational Structure.”

UCP, LLC, our predecessor, is a limited liability company that has been treated as an entity that is disregarded from its owners for income tax purposes. Although UCP, LLC has been subject to certain minimal taxes and fees, income taxes on taxable income or losses realized by UCP, LLC have been the obligation of PICO. As a corporation and member of UCP, LLC, we will be subject to U.S. federal and state income taxes on our share of the taxable income of UCP, LLC.
We expect that, as a result of any future exchanges by PICO of its UCP, LLC Series A Units for shares of our Class A common stock or any purchase by us of a portion of PICO’s UCP, LLC Series A Units in connection with any exercise by the underwriters of their option to purchase additional shares of our Class A common stock, the tax basis of UCP, LLC's assets attributable to our interest in UCP, LLC will be increased. We intend to enter into a Tax Receivable Agreement with PICO that will provide for a sharing of the value of these tax benefits between us and PICO, with PICO to receive 85% of the value of any such benefits and UCP, Inc., and its Class A common stockholders, receiving the remaining 15%. For more information regarding the Tax Receivable Agreement, see “—Income Taxes and Tax Receivable Agreement” below, and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Overview
We seek to increase our number of active selling communities in an effort to grow our net new home orders, backlog and ultimately home deliveries. Our results of operations for any period will be significantly influenced by, among other factors, the number of our communities which are actively selling, and we expect this number to vary over time. Additionally, we seek to maintain sufficient land inventory to allow us the flexibility to either build and sell homes through our wholly owned subsidiary, Benchmark Communities, or develop land and sell lots to third-party homebuilders. In addition to expanding our business in our existing markets in California and Washington State, we regularly evaluate opportunities to expand into other markets with favorable housing demand fundamentals, including, in particular, long-term population and employment growth. Though we seek to maintain a sufficient land inventory through a consistent land acquisition strategy, we expect that the pace of our land acquisition will fluctuate and will be influenced by numerous factors, including the availability of land that meets our investment criteria, land quality and pricing.
Revenue
Homebuilding revenue is recognized after construction is completed, a sufficient down payment has been received, title has transferred to the home buyer, collection of the purchase price is reasonably assured and we have no continuing involvement. Sales incentives are a reduction of revenue when the sale is recorded. In addition to general market conditions, homebuilding revenue in any period is significantly influenced by the number of our active selling communities, sales pace within those communities, home prices in the areas where our homes are sold and the mix of home types sold during the period.

Similarly, land development revenue is recognized after a sufficient down payment has been received, title has transferred to the buyer, collection of the purchase price is reasonably assured and we have no continuing involvement in the property. Land development revenue in any period is significantly influenced by the level of demand from other homebuilders for lots, the status of lots (finished, unfinished or approved) and the value of land in areas where we sell lots. We intend to generally focus on growing our homebuilding business, and accordingly, we expect that the percentage of our total revenue from land development will decrease, as compared to our historical results.
Cost of Sales and Expenses
Cost of sales-homebuilding includes the allocation of construction costs of each home and all applicable land acquisition, real estate development and related common costs based upon the relative-sales-value of the home, and is recorded upon close of escrow of each home. Cost of sales - homebuilding in any period is significantly influenced by factors such as the cost of land and labor in areas where we sell our homes and the mix of home types we sell during the period, including both the size of the homes and the quality of the finishes.
Cost of sales-land development includes land acquisition and development costs, capitalized interest, impairment and abandonment charges, and real estate taxes, and is recorded upon close of escrow of each lot. Cost of sales - land development in any period is significantly influenced by the value of land in areas where we sell lots, the status of lots sold (finished, unfinished or approved) and any impairment or abandonment charges we may record.
Sales and marketing expense includes direct selling expenses, such as internal and external commissions, sales and marketing expenses (e.g. advertising and the cost of model homes), and sales office costs, and is recorded in the period incurred. Sales and marketing expense during any period is significantly influenced by our number of actively selling communities and marketing activities undertaken in anticipation of commencing sales at additional communities in future periods.

General and administrative expense includes corporate overhead expenses, such as salaries, bonuses, benefits, office expenses, outside professional services, insurance and travel expenses, and is recorded in the period incurred. Assuming completion of this offering, we expect to incur increased compensation expense for the year ending December 31, 2013 as compared to the year ended December 31, 2012. In particular, if this offering were completed on July 1, 2013 and our post-offering compensation arrangements became effective on such date, our compensation expense would increase for the six months ending December 31, 2013 as compared to what it would be if our current compensation arrangements remained in effect during such period, generally as follows:

•	an increase in base salary of approximately $185,000 in the aggregate payable to Messrs. Bogue, La Herran and Fletcher;

•	an increase in base salary of approximately $90,000 in the aggregate payable to certain employees other than Messrs. Bogue, La Herran and Fletcher;

•	subject to approval by our compensation committee, an increase in cash bonuses of approximately $410,000 in the aggregate payable to Messrs. Bogue, La Herran and Fletcher;

•	subject to approval by our compensation committee, an increase in cash bonuses of approximately $280,000 in the aggregate payable to certain employees other than Messrs. Bogue, La Herran and Fletcher

•
non-cash compensation expense of approximately $4 million in the aggregate relating to the vesting of awards under our 2013 Long-Term Incentive Plan made in connection with this offering to our officers, directors and certain employees; and

•
cash compensation of approximately $90,000 in the aggregate payable to our non-employee directors (excluding Messrs. Hart and Webb, who will waive any directors’ fees and grants that would otherwise be payable or made, as the case may be, to them in connection with their service on our board of directors for as long as PICO beneficially owns shares of any class of our common stock).

For illustrative purposes, the foregoing assumes that our post-offering compensation arrangements became effective on July 1, 2013 and are in effect for a full six months. The actual increase in our compensation expense will be impacted by the date on which this offering is completed. For additional information about the compensation arrangements that we expect to have in place upon completion of this offering see “Executive and Director Compensation—Employment Agreements,” “—Director Compensation” and “—2013 Long-Term Incentive Plan” included elsewhere in this prospectus.

Historically, PICO allocated costs to us for, among other things, accounting, human resources and information technology services. Upon completion of this offering and for a limited period of time thereafter, PICO will provide us with these services pursuant to a Transition Services Agreement. We do not expect the amount we will pay PICO pursuant to the Transition Services Agreement to materially exceed the amount of costs that PICO historically has allocated to us for similar services. For additional information about the Transition Services Agreement, see “Certain Relationships and Related Party Transactions—Transition Services Agreement” included elsewhere in this prospectus. In addition, beyond the increased compensation expense described above, as a separate public company, we expect our general and administrative expense will increase in an amount that we cannot determine at this time, due to increased expenses relating to corporate governance, SEC reporting and other compliance matters.

Other Income
Other income consists of interest income, lease income, non-refundable deposits earned on sales that do not close, income from easements and certain payments received as compensation for utility infrastructure.
Results of Operations
In the following discussion, “backlog” refers to homes under sales contracts that have not yet closed at the end of the relevant period, “cancellation rate” refers to sales contracts canceled divided by sales contracts executed during the relevant period and “net new home orders” refers to new home sales contracts reduced by the number of sales contracts canceled during the relevant period. Sales contracts relating to homes in backlog may be canceled by the purchaser for a number of reasons, such as the prospective purchaser’s inability to obtain suitable mortgage financing. Upon a cancellation, the escrow deposit is returned to the prospective purchaser (other than with respect to certain design-related deposits, which we retain). Accordingly, backlog may not be indicative of our future revenue.
The consolidated financial data presented below is not necessarily indicative of the results to be expected for any future period.

Consolidated Financial Data

	Three Months Ended March 31,			Year Ended December 31,
	2013	2012	Change	2012	2011	Change
	(Unaudited)
	(In thousands)
Revenue:
Homebuilding	$4,333	$1,533	$2,800	$14,060	$8,285	$5,775
Land development	7,470	2,002	5,468	44,066	15,893	28,173
	11,803	3,535	8,268	58,126	24,178	33,948
Cost of sales:
Homebuilding	3,460	1,062	2,398	9,832	5,621	4,211
Land development	4,580	1,349	3,231	32,876	17,280	15,596
	8,040	2,411	5,629	42,708	22,901	19,807
Gross margin	3,763	1,124	2,639	15,418	1,277	14,141
Expenses:
Sales and marketing	1,132	221	911	2,875	1,414	1,461
General and administrative	3,480	2,208	1,272	10,103	6,464	3,639
	4,612	2,429	2,183	12,978	7,878	5,100
Total costs and expenses	12,652	4,840	7,812	55,686	30,779	24,907
Income (loss) from operations	(849)	(1,305)	456	2,440	(6,601)	9,041
Other income	39	208	(169)	578	34	544
Net income (loss)	$(810)	$(1,097)	$287	$3,018	$(6,567)	$9,585

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

Net New Home Orders and Backlog

	Three Months Ended March 31,
	2013	2012	Change
Net new home orders	62	7	55
Cancellation rate	11.4%	0.0%	11.4%
Selling communities at end of period	5	2	3
Backlog (in thousands)	$26,705	$1,598	$25,107
Backlog (units)	76	7	69
Average sales price of backlog (in thousands)	$351	$228	$123

The increase in net new home orders and backlog (units) was primarily due to our having five actively selling communities during the three months ended March 31, 2013, as compared to two active selling communities during the three months ended March 31, 2012. Approximately $15.4 million of the increase in our backlog value was due to an increased number of homes under sales contracts during the 2013 period, with the balance of the increase attributable to a higher average sales price during the 2013 period. The increase in our cancellation rate was primarily due to a larger proportion of the parties with whom we entered into sales contracts being unable to obtain mortgage financing to consummate the sale during the 2013 period as compared to the 2012 period. The average sales price increased during the 2013 period, due to increased sales of more expensive homes and homes in more expensive areas. In particular, during the 2013 period, we were selling homes in one community in Santa Clara County, California and one community in San Benito County, California, two counties that have higher average home prices than the Central Valley of California markets where many of the homes we sold during the 2012 period were located.

  The number of homes we sell during any quarter depends upon numerous factors and, as such, the number of home sales in any quarter is unpredictable. The number of homes we have sold on a quarterly basis has fluctuated from quarter to quarter. Accordingly, it should not be assumed that our historical sales or growth will be maintained in future periods.

Revenue

Total revenue for the three months ended March 31, 2013 increased by $8.3 million , or 233.9% , to $11.8 million , as compared to $3.5 million for the three months ended March 31, 2012. The increase in revenue was primarily the result of increased home and lot sales during the 2013 period attributable to several factors, including an increased number of active selling communities, favorable sales pace at certain of those communities and increased demand from third-party homebuilders for lots. These factors were favorably impacted during the 2013 period by a housing recovery in our markets, which contributed to increased demand for homes by home buyers and lots by homebuilders in many of our markets.

Revenue - homebuilding for the three months ended March 31, 2013 increased by $2.8 million , or 182.6% , to $4.3 million , as compared to $1.5 million for the three months ended March 31, 2012. The increase was primarily the result of an increase in the number of homes sold to twelve during the 2013 period, as compared to six homes during the 2012 period and an increase in the average selling price of homes to approximately $361,000 during the 2013 period, as compared to approximately $256,000 during the 2012 period. The increase in average selling price during the 2013 period was primarily the result of increased sales during the 2013 period at communities located in areas with higher home prices as compared to the 2012 period. In particular, during the 2013 period, we were selling homes in Santa Clara County, California and San Benito County, California, two counties that have higher average home prices than the Central Valley of California markets where many of the homes we sold during the 2012 period were located.

Revenue - land development for the three months ended March 31, 2013 increased by $5.5 million , or 273.1% , to $7.5 million , as compared to $2 million for the three months ended March 31, 2012. The increase was primarily the result of an increase in the number of lots sold to 54 during the 2013 period, as compared to 26 lots during the 2012 period. All of the lots sold during the 2013 period were unimproved parcels in the South San Francisco Bay area, which yielded relatively high revenue per lot due to the relatively high value of land in that market. All of the lots sold during the 2012 period were finished lots in the Puget Sound area, which yielded lower revenue per lot than the unimproved projects in the South San Francisco Bay area due to the comparatively lower value of land in the Puget Sound market.

Cost of Sales

Cost of sales - homebuilding for the three months ended March 31, 2013 increased by $2.4 million , or 225.8% , to $3.5 million , as compared to $1.1 million for the three months ended March 31, 2012. The increase was primarily due to the 100% increase in the number of homes sold during the 2013 period and the 62.7% increase in average cost per home sold during the 2013 period ( $288,000 per home during the 2013 period, as compared to $177,000 per home during the 2012 period). The increase in the average cost per home sold during the 2013 period was due to several factors, including higher land costs for homes sold during the 2013 period, and the sale of more homes during the 2013 period that were located in more expensive markets, that were more expensive to build and the increased use of more expensive, higher quality finishes.

Cost of sales - land development for the three months ended March 31, 2013 increased by $3.2 million , or 239.5% , to $4.6 million , as compared to $1.3 million for the three months ended March 31, 2012. The increase was primarily due to the 107.7% increase in the number of lots sold during the 2013 period. On a per lot basis, cost of sales - land development increased to an average cost per lot of $85,000 during the 2013 period, as compared to an average cost per lot of $52,000 per lot during the 2012 period.

Gross Margin and Adjusted Gross Margin

	Three Months Ended March 31,
	2013	2012
Consolidated gross margin percentage	31.9%	31.8%
Consolidated adjusted gross margin percentage(1)	32.5%	35.0%
Homebuilding gross margin percentage	20.1%	30.7%
Homebuilding adjusted gross margin percentage(1)	21.6%	31.7%
Land development gross margin percentage	38.7%	32.6%
Land development adjusted gross margin percentage(1)	38.8%	37.6%
_______

(1)
Consolidated adjusted gross margin percentage, homebuilding adjusted gross margin percentage and land development adjusted gross margin percentage are non-U.S. GAAP financial measures. For a discussion of these measures and a reconciliation of adjusted gross margin numbers to the most comparable U.S. GAAP financial measure, see “Selected Consolidated Financial Data—Consolidated Gross Margin and Consolidated Adjusted Gross Margin and U.S. GAAP Reconciliation.”

The decrease in our homebuilding gross margin percentage and homebuilding adjusted gross margin percentage was primarily due to increased cost of sales - homebuilding during the three months ended March 31, 2013, as compared to the three months ended March 31, 2012. The increased cost of sales -homebuilding during the 2013 period was primarily attributable to a higher cost basis, as discussed above, in the homes we sold during the 2013 period. The increase in our land development gross margin percentage was primarily due to a regional shift of lot sales from the Puget Sound area during the 2012 period to Santa Clara County, California during the 2013 period, which has higher average land values. Our land development adjusted gross margin percentage was substantially similar during the 2013 and 2012 periods. We believe the gross margins recorded in the 2013 period represent more normalized ranges for our company.
Selling, Marketing and General and Administrative Expense

	Three Months Ended March 31,
			As a Percentage of Total Revenue
	2013	2012	2013	2012
	(In thousands)
Sales and marketing	$1,132	$221	9.6%	6.3%
General and administrative (“G&A”)	3,480	2,208	29.5%	62.5%
Total sales and marketing and G&A	$4,612	$2,429	39.1%	68.7%
The increase in sales and marketing expense was primarily attributable to the 100% increase in the number of homes sold during the 2013 period and an increase in sales and marketing personnel and infrastructure during the 2013 period in anticipation of sales activity at new communities later in the year. The increase in general and administrative expense was primarily attributable to increased headcount, which increased to 63 employees as of March 31, 2013 compared to 28 employees as of March 31, 2012.

During the three months ended March 31, 2013 and 2012 our general and administrative expense included $255,000 and $268,000 , respectively, of costs allocated to us by PICO for certain corporate services and other expenses. These allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, risk management, tax and treasury. Such costs were allocated based on the nature of the cost being allocated. We believe the basis on which the costs have been allocated is a reasonable reflection of the services and other benefits received by us and complies with applicable accounting guidance. However, actual costs may have been different from allocated costs if we had operated as a stand alone entity during such periods and those differences might have been be material.

Other Income

Other income for the three months ended March 31, 2013 decreased by $169,000 to $39,000 , as compared to $208,000 for the three months ended March 31, 2012. The decrease was primarily attributable to recognition of $200,000 of income during the 2012 period relating to an easement we granted to a third party, as compared to the recognition of no easement-related income during the 2013 period.

Net Loss

As a result of the foregoing factors, our net loss for the three months ended March 31, 2013 was $810,000 compared to a net loss for the three months ended March 31, 2012 of $1.1 million .
Lots Owned and Controlled
The table below summarizes our lots owned and controlled as of the dates presented:

	March 31,		Increase (Decrease)
	2013	2012	Amount	%
Lots Owned
Central Valley Area-California	1,875	2,195	(320)	(14.6)%
Monterey Bay Area-California	1,599	1,619	(20)	(1.2)%
South San Francisco Bay Area-California	70	53	17	32.1%
Puget Sound Area-Washington State	711	707	4	0.6%
Total	4,255	4,574	(319)	(7.0)%
Lots Controlled(1)
Central Valley Area-California	364	1,083	(719)	(66.4)%
Monterey Bay Area-California	—	—	—	—%
South San Francisco Bay Area-California	347	147	200	136.1%
Puget Sound Area-Washington State	95	90	5	—%
Total	806	1,320	(514)	(38.9)%
Total Lots Owned and Controlled(1)	5,061	5,894	(833)	(14.1)%
  _______

(1)	Lots controlled includes lots subject to purchase or option contracts.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net New Home Orders and Backlog

	Year Ended December 31,
	2012	2011	Change
Net new home orders	61	39	22
Cancellation rate	12.9%	13.3%	(0.4)%
Selling communities at end of period	4	2	2
Backlog (in thousands)	$9,182	$1,463	$7,719
Backlog (units)	26	6	20
Average sales price of backlog (in thousands)	$333	$248	$85

The increase in net new home orders, backlog (units) and backlog (value) was primarily due to having five active selling communities during the year ended December 31, 2012 (four at period end), as compared to three active selling communities during the year ended December 31, 2011 (two at period end). Additionally, an increase in the average sales price of backlog accounted for approximately $2.2 million of the $7.7 million increase in backlog (value).

The increase in our cancellation rate was primarily due to a larger proportion of the parties with whom we entered into sales contracts being unable to obtain mortgage financing to consummate the sale during 2012 as compared to 2011. The increase in our average sales price of backlog as of the end of 2012 versus the end of 2011 was primarily due to the introduction of new homes at new communities with higher average sales prices during 2012. In particular, during the second half of 2012, we began delivering homes in Santa Clara County, California and San Benito County, California, two counties that have higher average home prices than the Central Valley, California markets where many of the homes we sold during 2011 were located.

Revenue

Total revenue for the year ended December 31, 2012 increased by $33.9 million , or 140.4% , to $58.1 million , as compared to $24.2 million for the year ended December 31, 2011. The increase in revenue was primarily the result of increased home and lot sales during 2012 attributable to several factors, including an increased number of active selling communities, favorable sales pace at certain of those communities and increased demand from third-party homebuilders for lots. These factors were favorably impacted during 2012 by a housing recovery in our markets, which contributed to increased demand for homes by home buyers and lots by homebuilders in many of our markets.

Revenue - homebuilding for the year ended December 31, 2012 increased by $5.8 million , or 69.7% , to $14.1 million , as compared to $8.3 million for the year ended December 31, 2011. The increase was primarily the result of an increase in the number of homes sold to 41 during 2012, as compared to 33 homes during 2011 and an increase in the average selling price of our homes to approximately $343,000 during 2012, as compared to approximately $251,000 during 2011. The increase in average selling price during 2012 was primarily the result of increased sales during 2012 at communities located in areas with higher home prices as compared to 2011. In particular, during the second half of 2012, we began selling homes in Santa Clara County, California and San Benito County, California, two counties that have higher average home prices than the Central Valley area of California where many of the homes we sold during 2011 were located.

Revenue - land development for the year ended December 31, 2012 increased by $28.2 million , or 177.3% , to $44.1 million , as compared to $15.9 million for the year ended December 31, 2011. The increase was primarily the result of an increase in the number of lots sold to 560 during 2012, as compared to 118 lots during 2011. During 2012 we sold lots in four of our broader markets, the Puget Sound area of Washington State, the Central Valley area of California, the South San Francisco Bay area and the Monterey Bay area of California.

Cost of Sales

Cost of sales - homebuilding for the year ended December 31, 2012 increased by $4.2 million , or 74.9% , to $9.8 million , as compared to $5.6 million for the year ended December 31, 2011. The increase was primarily due to the 24.2% increase in the number of homes sold during 2012 and the 41.2% increase in average cost per home sold during 2012 ( $240,000 per home in 2012 and $170,000 per home in 2011). The increase in the average cost per home sold was primarily due to the fact that a significant portion of the homes we sold during 2011 were fully built homes that were constructed by other homebuilders and that we purchased at distressed prices for resale. In addition, our home sales during 2012 were in markets with higher average land prices.

Cost of sales - land development for the year ended December 31, 2012 increased by $16 million , or 90.3% , to $32.9 million , as compared to $17.3 million for the year ended December 31, 2011. The increase was primarily due to the 374.6% increase in the number of lots sold during 2012, partially offset by the 59.6% decrease in average cost per lot sold ( $59,000 per lot during 2012 and $146,000 per lot during 2011). While many of the lots we sold in 2012 were in markets with relatively higher average land prices, this was partially offset by the fact that more of the lots we sold during 2012 were unfinished (approximately 57.5% during 2012 and 27.1% in 2011).

Cost of sales - land development includes impairment charges on projects where we have determined that expected future cash flows are less than carrying values. During the year ended December 31, 2011, housing market conditions adversely impacted the anticipated timing and amount of sales at certain of our projects. We revised our expectations for the cash flows from these projects and evaluated whether each project’s expected cash flows exceeded its carrying value. As of December 31, 2011, after examining market data relating to two of our projects located in outlying areas of Fresno, California, we concluded that our expected future cash flows from these projects (which can be very difficult to project, particularly estimated land development and off-site infrastructure costs in the absence of approved entitlements) would not exceed their carrying values. Accordingly, we measured the fair values of these projects using discounted cash flow models and recorded a non-cash impairment charge of $5.2 million in cost of sales - land development for the year ended December 31, 2011. There were no impairment charges recorded for the year ended December 31, 2012. Cost of sales - land development includes abandonment charges for capitalized costs associated with projects that we previously expected to fully developed but that we have determined are no longer economically viable.

Abandonment charges were $665,000 for the year ended December 31, 2012 and $338,000 for the year ended December 31, 2011, primarily related to our decision to abandon one of the two projects located in outlying areas of Fresno, California referenced above.
Gross Margin and Adjusted Gross Margin

	Year Ended December 31,
	2012	2011
Consolidated gross margin percentage	26.5%	5.3%
Consolidated adjusted gross margin percentage(1)	29.0%	30.2%
Homebuilding gross margin percentage	30.1%	32.2%
Homebuilding adjusted gross margin percentage(1)	30.9%	32.6%
Land development gross margin percentage	25.4%	(8.7)%
Land development adjusted gross margin percentage(1)	28.4%	29.0%
_______

(1)
Consolidated adjusted gross margin percentage, homebuilding adjusted gross margin percentage and land development adjusted gross margin percentage are non-U.S. GAAP financial measures. For a discussion of these measures and a reconciliation of adjusted gross margin numbers to the most comparable U.S. GAAP financial measure, see “Selected Consolidated Financial Data—Consolidated Gross Margin and Consolidated Adjusted Gross Margin and U.S. GAAP Reconciliation.”

The decrease in our homebuilding gross margin percentage and homebuilding adjusted gross margin percentage was primarily due to increased cost of sales - homebuilding during the year ended December 31, 2012, as compared to the year ended December 31, 2011. A significant number of the homes we sold during 2011 were fully built homes that we purchased at distressed prices for resale. As a result, our homebuilding gross margin percentage and homebuilding adjusted gross margin percentage for 2011 were favorably impacted by such opportunistic transactions that may not be indicative of our regular operations. The increase in land development gross margin percentage in 2012 was primarily attributable to the fact that we incurred significant non-cash impairment charges during 2011 and we incurred no such charges during 2012.
Selling, Marketing and General and Administrative Expense

	Year Ended December 31,		As a Percentage of Total Revenue
	2012	2011	2012	2011
	(In thousands)
Sales and marketing	$2,875	$1,414	4.9%	5.8%
General and administrative (“G&A”)	$10,103	$6,464	17.4%	26.7%
Total sales and marketing and G&A	$12,978	$7,878	22.3%	32.6%
The increase in sales and marketing expense was primarily attributable to the 24.2% increase in the number of homes sold during the year ended December 31, 2012 and an increase in sales and marketing personnel and infrastructure in anticipation of new community openings during 2012 and 2013. The increase in general and administrative expense was primarily attributable to increased headcount.

During the years ended December 31, 2012 and 2011 our general and administrative expense included $1.2 million and $900,000 , respectively, of costs allocated to us by PICO for certain corporate services and other expenses. These allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, risk management, tax and treasury. Such costs were allocated based on the nature of the cost being allocated. We believe the basis on which the costs have been allocated is a reasonable reflection of the services and other benefits received by us and complies with applicable accounting guidance. However, actual costs may have been different from allocated costs if we had operated as a stand alone entity and differences might be material.

Other Income

Other income for the year ended December 31, 2012 increased by $544,000 to $578,000, as compared to $34,000 for the year ended December 31, 2011, primarily as a result of the recognition of income during 2012 on an easement we granted to a third-party and reimbursement of expenses we incurred in connection with developing utility infrastructure.
Net Income/Loss

As a result of the foregoing factors, net income for the year ended December 31, 2012 was $3 million compared to a net loss for the year ended December 31, 2011 of $6.6 million.
Lots Owned and Controlled
The table below summarizes our lots owned and controlled as of the dates presented:

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Lots Owned
Central Valley Area-California	1,880	2,197	(317)	(14.4)%
Monterey Bay Area-California	1,602	1,688	(86)	(5.1)%
South San Francisco Bay Area-California	32	33	(1)	(3.0)%
Puget Sound Area-Washington State	711	733	(22)	(3.0)%
Total	4,225	4,651	(426)	(9.2)%
Lots Controlled(1)
Central Valley Area-California	599	1,083	(484)	(44.7)%
Monterey Bay Area-California	—	—	—	—%
South San Francisco Bay Area-California	92	147	(55)	(37.4)%
Puget Sound Area-Washington State	—	—	—	—%
Total	691	1,230	(539)	(43.8)%
Total Lots Owned and Controlled(1)	4,916	5,881	(965)	(16.4)%
  _______

(1)	Lots controlled includes lots subject to purchase or option contracts.

Liquidity and Capital Resources
Overview
Our principal uses of capital for the three months ended March 31, 2013 and the year ended December 31, 2012 were operating expenses, land purchases, land development, home construction and the payment of routine liabilities. During each of these periods, we used funds received from PICO, funds generated by operations and available borrowings to meet our short‑term working capital requirements.
Cash flows for each of our communities depend on the community’s stage in the development cycle and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, and construction of model homes and homes for sale, roads, utilities, general landscaping and other amenities. Because these costs are a component of our real estate inventories and not recognized in our statement of operations until we sell a home, we incur significant cash outlays prior to recognizing earnings. In the later stages of community development or expansion, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflows associated with homebuilding and land development took place previously.
From a liquidity perspective, we are constructing homes in our communities and actively acquiring and developing lots in our markets. As demand for new homes improves and we continue to expand our business, we expect that cash outlays for land purchases and land development will exceed our cash generated by operations. During the three months ended March 31, 2013, we sold 12 homes, purchased 693 lots and spent $22.2 million on land development and construction.

During the year ended December 31, 2012, we sold 41 homes, purchased 185 lots and spent $39.3 million on land development and construction.
We believe we have a conservative strategy for company‑wide cash management, including those related to cash outlays for land and inventory acquisition and development. As of March 31, 2013 we had $8.9 million of cash and cash equivalents, a $1.4 million decrease from December 31, 2012, primarily as a result of homebuilding and land development sales of $11.8 million , net borrowings of $4.2 million , net financing from parent of $8.7 million , offset by land acquisitions and land development expenditures of $22.2 million. We intend to generate cash from the sale of our real estate inventories net of loan release payments on our debt, but we intend to redeploy the net cash generated from the sale of real estate inventories to open additional communities and acquire and develop lots, as well as for other operating purposes.
In addition to expanding our business in existing markets in California and Washington State, we seek to identify major markets with favorable housing demand fundamentals, including long-term population and employment growth, that we may choose to enter. Additionally, we may evaluate the acquisition of other homebuilders or developers we believe we can generate operational efficiencies or enter into new markets that may offer attractive fundamentals.
We intend to use debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from operations, to provide us with the financial flexibility to access capital on attractive terms. In that regard, we expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. All of our debt is secured by mortgages on particular assets and a portion is recourse to us. In the future, we may use additional recourse indebtedness. As of March 31, 2013, we had approximately $48.5 million of aggregate loan commitments, of which $38 million was outstanding. At such date, we were party to five project‑specific revolving loans and several other loan agreements related to the acquisition and development of lots and the construction of model homes and homes for sale. Our executive management and board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions about additional indebtedness, including the purchase price of assets to be acquired with debt financing, the expected duration and the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long‑term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized. However, our charter does not contain a limitation on the amount of debt we may incur and our executive management team and board of directors may change our debt levels at any time without the approval of our stockholders.
We intend to finance future acquisitions and developments with the most advantageous source of capital available to us at the time of the transaction, which may include a combination of common and preferred equity, secured and unsecured corporate level debt, property‑level debt and mortgage financing and other public, private or bank debt.
We believe that our cash on hand, anticipated cash from operations and the net proceeds from this offering will be sufficient to fund our operations for at least the next twelve months. However, we do not believe that our ability to fund our operations for the next twelve months depends upon our completion of this offering, as cash on hand and cash from operations is expected to be sufficient to fund our operations, with any incremental cash provided by this offering used to fund our further development.
Secured Acquisition and Development Loans and Construction Loans
As of March 31, 2013, we were party to several secured acquisition and development loan agreements to purchase and develop land. In addition, we were party to several secured construction loan agreements for the construction of model and production homes. As of March 31, 2013, the aggregate commitment of our acquisition and development loans and our construction loans was $48.5 million , of which $38 million was outstanding. We are obligated to repay acquisition and development loans as lots are released from the lien of the mortgage securing the loans based upon a specific release price, as defined in each respective loan agreement. We are obligated to repay construction loans with proceeds from home sales as homes are sold based upon a specific release price, as defined in each respective loan agreement. These loans mature during 2013 and 2014. Interest on the loans is paid monthly at rates between 4.5% and 10.0% per annum. Our debt is comprised of both floating and fixed rate debt instruments.
Our indebtedness is primarily comprised of project-level secured acquisition, development and constructions loans incurred by our wholly owned subsidiaries, with recourse limited to the securing collateral. However, as of March 31, 2013, construction loans with an aggregate commitment of $17.1 million and an outstanding balance of $10.6 million were guaranteed by UCP, LLC and PICO.

We believe that our leverage ratios provide useful information to the users of our financial statements regarding our financial position and cash and debt management. The ratio of debt‑to‑capital and the ratio of net debt‑to‑capital are calculated as follows (dollars in thousands):

	At March 31,	At December 31,
	2013	2012	2011
Debt	$37,958	$29,112	$30,034
Member’s equity	110,232	102,315	92,992
Total capital	$148,190	$131,427	$123,026
Ratio of debt-to-capital	25.6%	22.2%	24.4%

Debt	$37,958	$29,112	$30,034
Less: cash and cash equivalents	8,884	10,324	2,276
Net debt	29,074	18,788	27,758
Member’s equity	110,232	102,315	92,992
Total capital	$139,306	$121,103	$120,750
Ratio of net debt-to-capital(1)	20.9%	15.5%	23.0%
_______

(1)
The ratio of net debt-to-capital is computed as the quotient obtained by dividing net debt (which is debt less cash and cash equivalents) by the sum of net debt plus member’s equity. The most directly comparable U.S. GAAP financial measure is the ratio of debt-to-capital. We believe the ratio of net debt-to-capital is a relevant financial measure for investors to understand the leverage employed in our operations and as an indicator of our ability to obtain financing. We reconcile this non-U.S. GAAP financial measure to the ratio of debt-to-capital in the table above.

Cash Flows-Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012
For the three months ended March 31, 2013 as compared to the three months ended March 31, 2012, the comparison of cash flows is as follows:

•
Net cash used in operating activities was $14.2 million in the three months ended March 31, 2013, an increase of $8.8 million from cash used of $5.4 million in the three months ended March 31, 2012. Cash used in operating activities during the three months ended March 31, 2013 was primarily a result of $11.3 million in cash provided by sales of real estate inventories, offset by $22.2 million we spent on purchases and development of real estate inventories and the construction of homes, and approximately $4.6 million we incurred for operating expenses. The cash used in our operations during the three months ended March 31, 2012 was primarily due to $3.5 million provided by sales of real estate inventories, offset by $7.1 million we spent on purchases and development of real estate inventories and the construction of residential properties, and $2.4 million we incurred for operating expenses.

•
Net cash used in investing activities was $125,000 during the three months ended March 31, 2013, as compared to $222,000 during the three months ended March 31, 2012. The decrease in cash used in the three months ended March 31, 2013 resulted from fewer purchases of fixed assets during the three months ended March 31, 2013.

•
Net cash provided by financing activities was $12.9 million during the three months ended March 31, 2013, as compared to $6.4 million during the three months ended March 31, 2012. The increase in cash provided was primarily a result of an increase of $6.1 million from additional borrowings.

Cash Flows-Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011
For the year ended December 31, 2012 as compared to the year ended December 31, 2011, the comparison of cash flows is as follows:

•
Net cash provided by operating activities was $8.8 million during 2012, an increase of $22 million from cash used of $13.2 million during 2011. Cash provided by operations during 2012 was primarily a result of $58.1 million provided by sales of real estate inventories, offset by $39.3 million we spent on purchases and development of real estate inventories and the construction of homes, and cash we spent to pay for operating expenses. The cash used in our operations in 2011 was primarily a result of $24.2 million provided by sales of real estate inventories, offset by $34.2 million we spent on purchases and development of real estate inventories and the construction of residential properties, and the cash we spent to pay operating expenses.

•
The net cash we used in investing activities was $712,000 during 2012 as compared to $96,000 during 2011. The increase in cash used in 2012 resulted from additional purchases of fixed assets, such as computer hardware and software and various office furniture and equipment.

•
Net cash used in our financing activities was $37,000 during 2012 compared to cash provided of $14 million during 2011. The increase in cash used was primarily a result of (i) a decrease of $5.9 million in the net cash contributions we received from PICO, (ii) an increase of $9.9 million for the repayment of debt, (iii) offset by an increase of $1.9 million from additional borrowings.

Off‑Balance Sheet Arrangements and Contractual Obligations
In the ordinary course of business, we may enter into purchase or option contracts to procure lots for development and construction of homes or for sale to third-party homebuilders. We are subject to customary obligations associated with entering into contracts for the purchase of land. These contracts typically require a cash deposit and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements.
We may also utilize purchase or option contracts with land sellers as a method of acquiring land in staged takedowns, to help us manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Purchase or option contracts generally require a non‑refundable deposit for the right to acquire lots over a specified period of time at pre‑determined prices. We generally have the right to terminate our obligations under both purchase or option contracts by forfeiting our cash deposit with no further financial responsibility to the land seller. As of March 31, 2013, we had outstanding $588,000 of non‑refundable cash deposits pertaining to purchase or option contracts for 113 lots with an aggregate remaining purchase price of approximately $2.7 million (net of deposits).
Our use of contracts providing us an option to purchase land depends on, among other things, the availability of land sellers willing to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of land, general housing market conditions, and local market dynamics.
Contractual Obligations Table
The following table summarizes our future estimated cash payments under existing contractual obligations as of December 31, 2012, including estimated cash payments due by period. Our purchase obligations primarily represent commitments to purchase real estate inventories under land purchase contracts with non‑refundable deposits and commitments for subcontractor labor and material to be utilized in the normal course of business (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt principal payments(1)	$29,112	$15,448	$13,152	$28	$484
Long-term debt interest payments	1,532	1,241	224	34	33
Operating leases(2)	777	305	472
Purchase obligations(3)	28,667	28,667
Total	$60,088	$45,661	$13,848	$62	$517
 _______

(1)
Long-term debt represents our acquisition and development loans. The majority of the contractual maturities of the debt is in the less than one and one to three years categories; however, some of the real estate inventories securing the loans may be sold prior to the debt’s scheduled maturity and consequently repayment will be required earlier than scheduled. For a more detailed description of our debt, please see note 5 of the notes to the audited consolidated financial statements of UCP, LLC included elsewhere in this prospectus.

(2)	For a more detailed description of our operating leases, please see note 7 of the notes to the audited consolidated financial statements of UCP, LLC included elsewhere in this prospectus.
(3)
Includes: (i) $20.1 million of the remaining purchase price (net of deposits) for real estate under purchase contracts (including $6.2 million relating to real estate undergoing our internal feasibility review and for which no non-refundable deposits have been made); and (ii) $8.6 million of subcontractor labor and material commitments and open vendor contracts as of December 31, 2012 (assuming the related projects are completed in full). For a more detailed description of our purchase or option contracts, please see the discussion set forth above in this “Off-Balance Sheet Arrangements and Contractual Obligations” section and notes 1 and 6 of the notes to the audited consolidated financial statements of UCP, LLC included elsewhere in this prospectus.

Inflation
Our business can be adversely impacted by inflation, primarily from higher land, financing, labor, material and construction costs. In addition, inflation can lead to higher mortgage rates, which can significantly affect the affordability of mortgage financing to home buyers. While we attempt to pass on cost increases to customers through increased prices, when weak housing market conditions exist, we are often unable to offset cost increases with higher selling prices.
Seasonality
Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, we generally deliver more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occur during the second half of the year. We expect this seasonal pattern to continue over the long‑term, although it may be affected by volatility in the homebuilding industry. We currently expect the traditional seasonality cycle and its impact on our results to become more prominent if and as the present housing recovery progresses and the housing markets and homebuilding industry return to a more normal operating environment.
Critical Accounting Policies, Estimates and Judgments
The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses and the related disclosures of any contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those which impact our most critical accounting policies. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. We believe that the following accounting policies are those that are most critical to the portrayal of our financial condition and results of operations and require the more significant judgments and estimates:
Implications of Being an Emerging Growth Company
We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include:

•
a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in an initial public offering registration statement;

•	an exemption to provide less than five years of selected financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement of Section 404 of the Sarbanes‑Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer.

•	an ability to provide reduced disclosure about executive compensation arrangements; and

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation or golden parachute agreements.
We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. As a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non‑emerging growth companies. Our decision to opt out of this exemption is irrevocable.
We have elected to adopt the reduced disclosure requirements described above. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our Class A common stock less attractive as a result of our elections, which may result in a less active trading market for our Class A common stock and more volatility in our stock price.
We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non‑affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1 billion in non‑convertible debt during the prior three‑year period.

Segment Reporting

We operate two principal businesses: homebuilding and land development. We have determined that our homebuilding operations and our land development operations are our operating segments. Our homebuilding operations construct and sell single-family homes primarily in California. We determined that our homebuilding reportable segment includes real estate of similar economic characteristics, including similar historical and expected future long-term gross margin percentages, similar product types, production processes and methods of distribution. Our land development operations develop and sell lots primarily in California. We determined that our land development reportable segment includes real estate of similar economic characteristics, including similar historical and expected future long-term gross margin percentages, similar product types, production processes and methods of distribution.
Real Estate Inventories and Cost of Sales
We capitalize pre-acquisition costs, the purchase price of real estate, development costs and other allocated costs, including interest, during development and home construction. Applicable costs incurred after development or construction is substantially complete are charged to sales and marketing or, general and administrative as appropriate. Pre-acquisition costs, including non-refundable land deposits, are expensed to cost of sales when we determine continuation of the related project is not probable.

Land, development and other common costs are typically allocated to real estate inventories using the relative-sales-value method. Direct home construction costs are recorded using the specific identification method. Cost of sales - homebuilding includes the allocation of construction costs of each home and all applicable land acquisition, real estate development and related common costs based upon the relative-sales-value of the home. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated on a relative-sales-value method to remaining homes in the community. Cost of sales - land development includes land acquisition and development costs, capitalized interest, impairment charges, abandonment charges and real estate taxes.

Inventory is stated at cost, unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

Impairment of Real Estate Inventories
We assess the recoverability of real estate inventories in accordance with applicable accounting guidance that requires us to evaluate such real estate assets for impairment based on expected undiscounted future cash flows of the assets at the lowest level for which there are identifiable cash flows, typically at the individual community level for assets in our homebuilding segment and at the individual property level for assets in our land development segment. Real estate inventories to be disposed of are reported at the lower of carrying value or fair value less cost to sell.

We evaluate our real estate inventories for impairment when indicators of potential impairment are present. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins and sales absorption rates, costs in excess of budget, and actual or projected cash flows below our expectations.
We perform a detailed budget and cash flow review of our real estate inventories as part of our search for impairment indicators. If the expected undiscounted cash flows of a community or property are more than the asset’s carrying value, no impairment charge is required. However, if the expected undiscounted cash flows are less than the asset’s carrying value, the asset is deemed impaired and is written down to fair value. These impairment evaluations require us to make estimates and assumptions regarding future conditions, including the timing and amounts of development costs and sales prices of real estate assets, to determine if expected undiscounted future cash flows will be sufficient to recover the asset’s carrying value.
When estimating expected undiscounted future cash flows of our real estate assets, we make various assumptions, including: (i) expected sales prices and sales incentives to be offered, including the number of homes available on the market, pricing and incentives being offered by us or other builders in other communities, and future sales price adjustments based on market and economic trends; (ii) expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; (iii) costs incurred to date and expected to be incurred, including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property.
Many assumptions are interdependent and a change in one may require a corresponding change in other assumptions. For example, increasing or decreasing sales absorption rates may impact estimated per unit sales price of a home the amount of time sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model maintenance costs and advertising costs).
Depending on our underlying objectives for and the characteristics of a particular real estate asset, assumptions could have a significant impact on the expected cash flow analysis. For example, if our objective is to preserve operating margins, the estimated timing of sales might be sooner or later depending on our assessment of the particular markets. Similarly our cash flow analysis will be different if the objective is to increase sales, in which case, we might modify our cash flow models by considering current estimated sales values of similar assets, development costs and timing. Additionally, our cash flow models are impacted by the business strategy we determine for each of our real estate assets relative to commencing land development and or building homes. These objectives may vary significantly from property to property and over time, depending on our assessment of the markets, our cash flow projections and the cost of materials and labor. If assets are considered impaired, the impairment loss is determined by the amount that the asset’s carrying value exceeds its fair value. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with real estate assets. These discounted cash flows are determined by consideration of expected risk based on estimated land development, construction and delivery lead times; risk of price erosion; uncertainty of development or construction cost increases; and other risks specific to the asset or market conditions where the asset is located when the assessment is made. These factors are specific to each property and may vary among properties. We perform a quarterly review for indicators of impairment.
We owned and controlled 44 communities at both December 31, 2012 and 2011 and tested each for impairment. During the year ended December 31, 2011, we recorded impairment losses of $5.2 million on certain properties held in our land development segment that were impaired due to accumulated costs that were in excess of expected future cash flows. The impairment loss was based on discounted cash flows that incorporated pricing of similar assets, four years to our expected sale date, an interest rate of 6.0%, and an estimate of future costs we expected to incur to develop the real estate.

In response to impairment indicators present in 2011, we considered “as-is” appraisals obtained on various properties, three of which were appraised at an aggregate fair value of $7.2 million compared to our aggregate carrying value for those properties of $9.3 million at December 31, 2011. However, our undiscounted cash flow analysis for these properties was calculated using assumptions that differed from those used in the appraised value. Specifically, we use cash flow projections for different assumptions regarding the highest and best use of the property, projected revenues, and development costs, which resulted in projected future cash flows from these properties in excess of their carrying values. Our expected undiscounted future cash flows from these properties exceeded their carrying values, resulting in no impairment charges being recorded on these properties.

In 2012, we concluded that there were no impairment indicators present at any of our communities or properties, and therefore we did not obtain any additional appraisals on these assets.

As of March 31, 2013 and December 31, 2012, we did not have any real estate assets for which the expected undiscounted cash flows were not substantially in excess of their carrying values.

Homebuilding and Land Sales Profit Recognition

Our revenue from home and land sales is recorded and any profit is recognized when sales are closed. Sales are closed when all conditions of escrow are met, title passes to the buyer, appropriate consideration is received and collection of associated receivables, if any, is reasonably assured and we have no continued involvement. We do not offer financing to any buyers. Sales incentives are a reduction of revenue when the sale is recorded. If the earnings process is not complete, the sale and any related profit are deferred for recognition in future periods. Any profit recorded is based on the calculation of cost of sales, which is dependent on an allocation of costs.

The estimation process involved in determining relative sales or fair values is inherently uncertain because it involves estimating future sales values of homes before delivery. Additionally, in determining the allocation of costs to a particular lot or individual home, we rely on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is common that actual results differ from expected amounts for various reasons, including construction delays, increases in costs that have not been committed or unforeseen issues encountered during construction that fall outside the scope of existing contracts, or costs that are different than originally anticipated. While the actual results for a particular construction project are accurately reported over time, a variance between the reported and actual costs could result in the understatement or overstatement of costs and could have an impact on gross margins between reporting periods. To reduce the potential for such variances, we have procedures that have been applied on a consistent basis, including assessing and revising our project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, and utilizing the most recent information available to estimate costs. We believe that these policies and procedures provide for reasonably dependable estimates for purposes of calculating amounts to be relieved from inventories and expensed to cost of sales in connection with the sale of homes.

Warranty Reserves

Our estimated future direct warranty costs are accrued and charged to cost of sales - homebuilding in the period when the related homebuilding revenue are recognized. Amounts accrued are based upon estimates of the amount we expect to pay for work under warranty. We assess the adequacy of our warranty reserves on a quarterly basis and adjust the amounts recorded if necessary. Our warranty reserve is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

Variable Interest Entities
We enter into purchase and option agreements for the purchase of our real estate as part of the normal course of business. These purchase and option agreements enable us to acquire properties at one or multiple future dates at pre-determined prices. We believe these acquisition structures reduce our financial risk associated with real estate acquisitions and holdings and allow us to better maximize our cash position.

Based on the provisions of the relevant accounting guidance, we have concluded that when we enter into a purchase agreement to acquire real estate from an entity, a variable interest entity, or “VIE”, may be created. We evaluate all option and purchase agreements for real estate to determine whether they are a VIE. The applicable accounting guidance requires that for each VIE, we assess whether we are the primary beneficiary and, if we are, we consolidate the VIE in our consolidated financial statements and would reflect such assets and liabilities as “Real estate inventories not owned.”

In order to determine if we are the primary beneficiary, we must first assess whether we have the ability to control the activities of the VIE that most significantly impact its economic performance. Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not under contract with us; and the ability to change or amend the existing option contract with the VIE. If we are not determined to control such activities, we are not considered the primary beneficiary of the VIE.

If we have the ability to control such activities, we will continue our analysis by determining if we are also expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if we will benefit from a potentially significant amount of the VIE’s expected gains.

In substantially all cases, creditors of the entities with which we have purchase or option agreements have no recourse against us and the maximum exposure to loss on the applicable agreement is limited to any non-refundable deposit and any capitalized pre-acquisition costs. Some of our deposits may be refundable to us if certain contractual conditions are not performed by the party selling the lots.

Income Taxes and Tax Receivable Agreement
UCP, LLC, our predecessor, is a limited liability company that has been treated as an entity that is disregarded from its owners for income tax purposes. Although UCP, LLC has been subject to certain minimal taxes and fees, income taxes on taxable income or losses realized by UCP, LLC have been the obligation of PICO. Upon completion of this offering, UCP, Inc. will become subject to U.S. federal and state income taxes on our proportionate share of the taxable income of UCP, LLC. UCP, Inc. will account for income taxes in accordance with the provisions of ASC 740.
UCP, Inc. expects to report a full valuation allowance on its net deferred tax assets. The primary reason behind the expectation of full valuation allowance is due to UCP, LLC's cumulative pre-tax book loss over the prior three year period. We consider this significant objective negative evidence that outweighs other types of positive evidence, such as the recent realized gains from sales of real estate and more subjective evidence such as projections of future pre-tax book income. If the Company continues to record pre-tax book income in the near term, we may show significant objective positive evidence in the form of pre-tax book income over a three year period. Management intends to re-evaluate the Company’s positive and negative evidence on a quarterly basis.
UCP, Inc. has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has it been assessed interest or penalties by any major tax jurisdictions. UCP, Inc.'s evaluation was performed for the three months ended March 31, 2013 and the year ended December 31, 2012.
We expect that, as a result of any exchanges by PICO of UCP, LLC Series A Units for shares of our Class A common stock, the tax basis of UCP, LLC's assets attributable to our interest in UCP, LLC will be increased. These increases in tax basis will result in a tax benefit to UCP, Inc. that would not have been available but for the exchanges by PICO of UCP, LLC Series A Units for shares of our Class A common stock. These increases in tax basis would reduce the amount of tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of the tax basis increases, and a court could sustain such a challenge.
We intend to enter into a Tax Receivable Agreement with PICO that will provide for a sharing of the value of these tax benefits between us and PICO. Under this agreement, we will make a payment to PICO of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of this increase in tax basis. UCP, Inc. and its Class A common stockholders will benefit from the remaining 15% of cash savings, if any, in income tax that is realized by UCP, Inc. For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase in the tax basis of the tangible and intangible assets of UCP, LLC as a result of the exchanges and had we not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless a change of control occurs, we materially breach our obligations under the agreement or we exercise our right to terminate the Tax Receivable Agreement, in each case, we pay PICO an amount based on the present value of payments based on estimates of amounts remaining to be made under the agreement.
We are not aware of any issue that would cause the IRS to challenge a tax basis increase; however, if the IRS were successful in making such a challenge, PICO would not reimburse us for any payments previously made under the Tax Receivable Agreement. As a result, in certain circumstances we could make payments to PICO under the Tax Receivable Agreement in excess of our cash tax savings. PICO will receive 85% of our cash tax savings, leaving us with 15% of the benefits of the tax savings. The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income. We expect that, as a result of the size of the increases of the tangible and intangible assets of UCP, LLC attributable to our interest in UCP, LLC, during the expected term of the Tax Receivable Agreement, the payments that we may make pursuant to the Tax Receivable Agreement could be substantial.

Related Party Transactions
See “Certain Relationships and Related Party Transactions” for a description of our transactions with related parties.

Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks related to fluctuations in interest rates on our outstanding variable rate debt, which consists of our secured revolving credit facility and our acquisition and development loans. We did not hedge our exposure to changes in interest rates with swaps, forward or option contracts on interest rates or commodities, or other types of derivative financial instruments during the three months ended March 31, 2013 or the year ended December 31, 2012. However, we may choose to hedge our exposure to changes in interest rates with these or other types of instruments in the future if, for example, we incur significant amounts of additional variable rate debt. We have not entered into and currently do not hold derivatives for trading or speculative purposes.
The table below details the principal amounts and the average interest rates for our outstanding variable rate debt based upon expected maturity. The fair value of our variable rate debt is based on quoted market prices for similar instruments as of March 31, 2013 (dollars in thousands).

	Expected Maturity Date
	2013	2014	2015	2016	2017	Total	Estimated Fair Value
Liabilities:
Variable rate debt (1)	$11,679	$13,004	$—	$—	$—	$24,683	$25,554
Average interest rate	5.8%	5.6%	—%	—%	—%	5.7%	2.3%
_______

(1)
Contractual maturities of the variable rate debt are in 2013 and 2014; however, the assets securing the loans could be sold in less than a year and consequently repayment will be required at that time. For a more detailed description of our long-term debt, please see note 5 to the notes to our consolidated financial statements included elsewhere in this prospectus.

Based on the current amount and terms of our variable rate debt, we do not believe that the future changes in interest rates will have a material adverse impact on our financial position, results of operations or liquidity .

MARKET OPPORTUNITY
Unless otherwise indicated, information in this section is derived from a market study dated March, 2013 prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”), for which we have agreed to pay JBREC a fee of $34,000, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The following information contains forward-looking statements which are subject to uncertainty and you should review “Cautionary Note Concerning Forward-Looking Statements” as well as “Risk Factors—Risks Related to Our Business—The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate” and the other information in “Risk Factors.”

This Market Opportunity section provides a review of the following:

Overview

•	National Housing Market

•	Northern California Housing Market

•	Central California Housing Market

•	Puget Sound Housing Market

Markets

•	Central Valley Area: Fresno County and Madera County

•	Monterey Bay Area: Monterey County

•	South San Francisco Bay Area: San Jose (Santa Clara and San Benito Counties)

•	Puget Sound Area: Seattle (King and Snohomish Counties), Olympia (Thurston County) and Bremerton (Kitsap County)

Overview
National Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008-2009 national recession. Between the 2005 market peak and 2011, single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median home prices declined 34%, as measured by the S&P Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and a historically high level of housing affordability. In the year ended December 31, 2012, homebuilding permits increased 29% and the median single-family home price increased 6.6% as compared to the year ended December 31, 2011. Growth in new home sales outpaced growth in existing home sales over the same period, increasing 20% for new homes versus 9% for existing homes (which were impacted by foreclosure-related sales).
Historically, strong housing markets have been associated with excellent affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as home buyers, and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting a number of these positive characteristics. Relative to long-term historical averages, the U.S. economy is creating more jobs than homebuilding permits issued, the inventory of new homes for sale and resale homes is well below average and affordability is near its best level in more than 30 years, as measured by the ratio of homeownership costs to household income.
Despite recent momentum, the U.S. housing market has not fully recovered from the 2008-2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened and the number of delinquent homes remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.
The U.S. housing market is in the beginning of phase three of a three-phase supply-constrained housing recovery, as described below:

•	Phase 1-job growth begins.

•
Phase 2-price appreciation occurs among low-priced homes in foreclosure, increasing resale prices to the point that purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and affordability are fueling a surge in demand for new homes in this recovery.

•
Phase 3-strong demand and limited supply lead to considerable price appreciation in land-constrained markets, and a resurgence in construction activity in markets with sufficient land supplies. Price appreciation allows discretionary buyers to sell their existing homes and potentially purchase a new home.

While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

•
Construction starts, as measured by the U.S. Census Bureau through January 2013, are at 890,000 units per year. This represents 40% of a recovery to a level of 1.5 million annual starts, which is comparable to housing starts in the year 2000, a period that is reflective of a more stable market. Permits issued through January 2013 are nearly twice the level of the low of 478,000 annual starts in April 2009.

•
Existing home sales, as measured by the National Association of Realtors, are at 4,920,000 annualized transactions through January 2013, which is in line with what JBREC estimates to be a stable level based on a ratio of existing home sales activity per household during the late 1980s and 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. Existing home sales had fallen to an annualized rate of 3,300,000 transactions in July 2010.

•
New home sales are at 473,000 annualized transactions through January 2013, as measured by the U.S. Census Bureau, representing 31% of a recovery to a level of 800,000 annual transactions, which JBREC estimates to be a stable level based on new home sales activity during the late 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. New home sales had fallen to 273,000 annualized transactions in February 2011.

•
Home affordability for the nation reached its most favorable levels during the housing downturn as prices and mortgage rates declined. A combination of rising prices and mortgage rates is likely to increase the cost of housing relative to incomes for U.S. home buyers over the next five years, bringing affordability measures closer to the historical median level measured from 1981 to 2012.

Demand. Job growth is the most important factor for a healthy housing market. While year-over-year job growth is once again positive after significant losses from 2008 through 2010, recent growth in late 2012 and early 2013 has moderated amidst fiscal uncertainty. Additionally, the rate of job growth in economic recoveries has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. JBREC assumes that job growth will grow at a 1.6% compound annual rate from 2013 through 2017, ramping up in 2014 and 2015, and slowing in 2016 and 2017. By the end of 2014, the economy is expected to have recovered all of the 7.7 million jobs lost between 2008 and 2010.

The current average employment growth to homebuilding permit ratio for the country is 2.5 as of December 31, 2012. A balanced ratio in a stable market is 1.2 to 1.3. This ratio has been above a stable market ratio for several quarters, due to a rise in employment growth coupled with historically low homebuilding permit levels. Eventually, the relative excess job growth to homebuilding permit growth should lead to improving consumer confidence and new home sales, which should drive increased construction activity.

Household formations are expected to average 1.36 million per year through 2017, based on population growth that averages 0.9% per year and headship rates (which is the percentage of people in an age group that head a household) that return to levels that are more consistent with historical trends by 2025. The reduction in headship rates for nearly all age groups from 2000 to 2010 was caused primarily by the economic distress in the late 2000s. Immigration is expected to add to the household and population growth as well, occurring at approximately 0.3% per year, and mostly concentrated in the 20 to 40 year old demographic.

A lack of inventory is currently limiting sales activity in the existing home market, but sales are expected to grow through 2016, in part, due to continued investor activity. After decreasing to 4.1 million transactions in 2008 from a peak of nearly 7.1 million transactions three years prior, existing home sales transactions are currently just over 4.9 million, hampered by a large decrease in the supply of homes on the market. JBREC assumes that sales will rise to 5.5 million transactions in 2016, which would be slightly higher than the sales activity in 2001, and will decline in 2017 when interest rates are assumed to exceed 5.5% and the economy is assumed to slow. The share of sales that were for investment purposes rose to 27% in 2011, which was the highest rate since 2005. An elevated share of distressed sales is expected to keep investor activity above normal levels in the near term. Many investors are converting distressed inventory to rentals for a long-term hold, which is aiding the recovery process as they are removing marginal inventory that otherwise depresses prices.

The projected slow but steady job growth should support absorption of the rising new home supply, which is coming off historical lows. New home sales transactions reached a trough in 2011 at 306,000 homes sold, and are forecasted to rise steadily to 805,000 sales in 2016 – a level last reached in pre-boom 1997 and slightly higher than 2007. The new home market currently has only 43,000 units of completed supply, which is near the lowest level in more than 30 years, and JBREC expects construction levels to increase as the price of housing rebounds.

Supply. JBREC is forecasting measurable improvement in new residential construction activity. Activity should steadily increase through 2016 at a rate that slightly exceeds the recovery in past regional downturns, such as what happened in Houston in the late-1980s and Southern California in the late 1990s. With prices rising, and certain submarkets stabilized, homebuilder demand for lots is increasing substantially.

Very little entitlement processing took place during the housing correction, so the supply of finished, or even approved lots, is tight. There will be a lag in the delivery of new lot supply, especially in markets with a prolonged approvals process, such as California and Seattle. In many metropolitan areas, lot prices are quickly approaching peak values as demand exceeds supply.

The number of existing homes available for sale (not including “shadow inventory,” which is the number of homes with a mortgage that are in some form of distress but that are not currently for sale) continues its general downward trend after peaking in 2007. As of January 31, 2013, there were 4.2 months of inventory supply on the market, which is well below the peak level and below the average of 7.2 months of supply over the past 30 years.

The excess of vacant homes in the United States has been reduced significantly to an estimated 52,000 units as of February 28, 2013, according to JBREC. The vacant housing inventory had accumulated as investors and second-home buyers purchased homes for profit and personal use, and again as the severe recession significantly reduced household formations. As household growth outpaces construction, the excess vacancy is clearing and housing vacancy is stabilizing nationally, although this will vary by local market.

While the number of homes entering the foreclosure process is declining, the overall volume is still quite high relative to historical levels. Approximately 11.3% of all mortgages are delinquent as of the fourth quarter of 2012–nearly twice the pre-2008 level. The shadow inventory is still substantial. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales or foreclosures and will do so at a moderate rate so as to limit the downward pressure on home prices resulting from the liquidation. One risk is that banks change their philosophy and decide to dispose of these distressed loans at a more rapid pace.
The media has made much of the distress in the market, focusing on the homes that are in some form of delinquency or foreclosure. However, as of February 2013, as estimated by JBREC, only 9% of the total housing units in the United States have some sort of distress; the remaining 91% do not.

Affordability. Affordability in the existing home market is at historically favorable levels nationally, looking back over the last 30 years. The ratio of annual housing costs (which is mortgage payment plus a portion of the down payment) for the median-priced resale home to the median household income is near an all-time low, dating back to 1981. Due to rising mortgage rates coupled with expected home price appreciation, affordability conditions nationally are expected to weaken gradually in the coming years, reaching their historical median levels in 2016. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

Home values are trending up, and the combination of historically low mortgage rates, a declining percentage of distressed sales, and low inventory levels should drive rising home values. JBREC estimates national home values appreciated by approximately 2% in 2012, and forecasts national appreciation of 7.5% in 2013 and 8.5% in 2014, slowing to 1.5% by 2017. Many factors can influence this outlook. Purchases by the Federal Reserve of mortgage-backed securities cause JBREC to believe that the Federal Reserve would like to see home prices rise–and is succeeding in doing so.

Increasing home price appreciation will be supported by low mortgage rates, which remain historically favorable and are expected to remain low in the near term due to low inflation and global economic uncertainty. JBREC assumes that average 30-year fixed mortgage rates will rise gradually to 5.7% by 2017, as increasing inflation and an improved economy drive rates higher after this period of very low inflation. A key risk with this assumption is that interest rates can change quickly.

There is a strong case for solid price appreciation:

•
Demand-demand is growing much faster than the new home supply being added to the market, which is helping to reduce the excess existing supply in the market. With a lower level of excess supply, prices will rise, as there will be multiple buyers for every house on the market for sale.

•	Affordability-the most favorable affordability in decades will make it easier for buyers to pay higher prices for homes.

•
Investment-hard assets, such as real estate, are broadly considered an inflation hedge, and many investors will focus on inflation once the current deflation concerns subside. International investors sense an opportunity to buy U.S. real estate, partially thanks to favorable exchange rates. Also, large institutional investors as well as local investment groups see an opportunity to buy homes at below replacement cost or below the historical price/income ratio, and have been driving prices up.

The Bear Case. While the fundamentals are in place for a recovery in the housing market, there are a number of factors that are slowing the recovery, including the following:

•
The market is experiencing a low level of activity from entry-level buyers due to a lack of savings, challenges with back-end debt-to-income ratios and credit, and uncertainty about the housing market and the economy.

•	A low level of home purchases by current homeowners is occurring due to the high loan-to-value ratios of many existing homeowners.

•
The economy could still experience slow and volatile growth in the years to come, and even a recession. Recessions caused by excess leverage, such as the recent recession, usually resolve over many years and the path is typically very volatile.

•	A large number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress.

•	Mortgage rates could rise.

•
The implementation of qualified mortgage and qualified residential mortgage rules proposed in the Dodd Frank Wall Street Reform and Consumer Protection Act could make mortgages more difficult to obtain. The recent qualified mortgage definition recommended a 43% back end debt-to-income ratio, which is generally more accommodative than the early 1990s.

•	Development and building costs are rising, which could negatively impact homebuilder margins.

In addition, the government deficit is substantial, and the United States will be subject to further credit rating downgrades until political leadership develops and executes a plan to address the deficit. A lack of fiscal accountability could cause U.S. economic problems for years to come.

Conclusion. In summary, housing is a risky asset class, but JBREC believes the outlook for the housing market is very favorable as a result of several factors, including the following:

•	Demand is strong. The number of adults finding employment is exceeding new home supply by a ratio of 2.5 to 1.

•	Supply is low. Resale inventory is well below the historical average months of supply, new home inventory is near an all-time low, and new construction is well below historical averages.

•	Affordability is historically favorable. With mortgage rates at 3.5%+, and home prices in many markets back to levels last seen in 2003, homeownership is an attractive financial option.

JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

Northern California Housing Market

Strong job growth paired with limited supply of new and resale homes are creating an environment conducive to a housing recovery and price appreciation in Northern California.  The Northern California region includes the San Francisco Bay area economic powerhouse, which contains the San Francisco, Oakland and San Jose metropolitan areas.  Coming out of a deep and extended national recession, more than 83,000 new jobs were created in 2012 in these three metropolitan areas combined, according to the Bureau of Labor Statistics.  These metropolitan areas have somewhat different economic drivers, but a common thread is job creation in sectors that tend to be higher paying and therefore support home purchases.

Through 2015, imbalances in supply and demand are expected to drive home price appreciation in the San Francisco Bay area. This is a typical scenario coming off the bottom of a material housing correction. However, the San Francisco Bay area has a long-term shortage of housing relative to strong job creation, which supports continuing demand for homes. In 2008, the Association of Bay Area Governments estimated regional housing needs at 214,500 units to meet existing and expected future needs through 2014. While these statistics are old and cover a nine-county area, they capture the significant shortage of housing in the Bay area.

During 2012, the three core Bay area metropolitan areas issued approximately 15,200 residential permits, which included just 4,600 single-family permits for detached homes and townhomes. The balance were multifamily permits for condominiums and apartments, with the vast majority for rentals. The three metropolitan areas created roughly 5.4 jobs for every residential permit issued in 2012, compared to a long-term national average of 1.2 jobs per permit. Resale listings remain low, with 0.8 estimated months of supply in Oakland, 1.4 months in San Jose and 2.1 months in San Francisco based on the 2012 resale sales rates.

Challenges facing the Bay area housing market include a lack of lots to build on, a continuing flow of distressed inventory that has the potential to limit home price appreciation, and government policies that impact project approvals and restrict supply or direct construction of housing units that do not match consumer preferences. JBREC’s modeling of delinquent mortgages and potential distressed inventory indicates additional units will trickle into the San Francisco Bay area housing markets, but very strong demand will clear the inventory and home prices will not be depressed. Limited lot and land supplies and the political environment affecting project approvals are long-term conditions in the San Francisco Bay area, which underscores the importance of homebuilders with strong local knowledge and planning and development expertise. Future growth areas where the construction of large numbers of single-family housing will be possible include the far East Bay area, South Santa Clara County and the Northern Central Valley.

Central California Housing Market

The Central California housing markets are showing some improvement in early 2013 with the gradual return of job growth, but trail the core San Francisco Bay area metropolitan areas.  Central California is commonly defined as a 40-60 mile wide strip that stretches 450 miles from Stockton and Mountain House at its North end to Bakersfield at its South end.  This area includes the larger metropolitan areas of Fresno, Bakersfield, Modesto, Merced, Madera and Visalia.  Top employers in this important agricultural region typically include produce and poultry, farming, packaging and shipping companies, plus local, county and state governments.

Job creation is gradually returning to the Central California region. Fresno and Stockton added 4,800 and 5,900 payroll jobs, respectively, in 2012, according to the Bureau of Labor Statistics, and Modesto and Merced added 1,000 and 600 jobs, respectively, in 2012. JBREC assumes stronger job growth in 2013 that escalates through 2016 in most of the Central Valley metropolitan areas. However, these employment assumptions underestimate the potential housing demand in the Central Valley over the next several years because of the proximity to and interaction with the core Bay area metropolitan areas.

In the years leading to the peak of the housing market, metropolitan areas at the Northern end of the Central Valley became affordable suburbs for commuters traveling to Bay area employment nodes. This expansion of housing demand beyond local residents attracted many builders and developers, and residential permits soared. For example, roughly 4,000 permits for single-family detached homes were issued in Modesto in 2004 and 2005, compared to an average of 2,300 permits annually from 1980 to 2003. Bakersfield, at the southern end of the region, experienced similar hyper growth conditions. During the housing correction, demand for new and resale homes receded in these satellite metropolitan areas, and potential commuters could find affordable housing options closer to their jobs in core coastal California metropolitan areas. This shifting demand resulted in significant permit declines in submarkets such as Modesto and Merced.

In contrast to the markets at the Northern and Southern submarkets of Central California, Fresno and Madera Counties (collectively referred to herein as the Central Valley) do not rely on commuter-fueled growth from the San Francisco Bay area and Los Angeles basin. This is due to the Central Valley’s geographic distance from these core metropolitan areas and its self-sufficient economy, with significant agricultural production and a growing logistics and distribution center that capitalizes on Fresno’s centralized location within California along several major transportation corridors.  In fact, Fresno issued more single-family permits over the last six years than any other county in Northern or Central California.

Housing affordability is declining from its historic highs in the San Francisco Bay area metropolitan areas, as rising home prices reduced affordability in late 2012 and early 2013. However, as of early 2013, affordability is still historically high in the Central Valley metropolitan areas. JBREC anticipates that affordability in the Central Valley metropolitan areas will once again draw buyers who work in the San Francisco Bay area, given the chronic under supply of housing there.

Puget Sound Housing Market

Strong job growth combined with limited supplies of new and resale homes are creating an environment conducive to a housing recovery and price appreciation in the Puget Sound region, led by Seattle. The Puget Sound region is commonly defined as including the Seattle-Bellevue-Everett, Tacoma, Bremerton-Silverdale and Olympia metropolitan areas. Seattle is the economic powerhouse of the region, with 41,500 new jobs created during 2012 for a 2.9% annual increase, according to Bureau of Labor Statistics data. Tacoma has also seen strong job growth off a smaller base, with a 2.8% annual increase equating to 7,400 new jobs in 2012. Olympia added 1,200 new jobs in 2012 for a 1.2% annual increase.

Seattle’s economy has significant clusters in the aerospace, clean technology, and software and information technology industries, which are associated with higher-paying jobs that can support purchases of homes. The port is another significant economic driver, but jobs are often at lower pay rates. Seattle’s supply of new homes tends to be limited, as the metropolitan area is broken up by water with few large land parcels available to develop the planned communities seen in other metropolitan areas. As a result, homes tend to be relatively expensive, and prices are rising today as demand is outpacing supply. During 2012, roughly 15,000 residential permits were issued in Seattle, for a ratio of 2.8 jobs created for every one home built. The resale supply is very low at 1.8 months of supply as of December 31, 2012 at the resale sales rate in the twelve months ended December 31, 2012, causing potential buyers to look at the new home market.

More Seattle residents have been willing to drive further to find an affordable home and have more space for their families. In recent years, regional developers have purchased large parcels that will ultimately yield thousands of new rooftops, but these are located outside of the preferred submarkets and commuting corridors. Some of these new communities are located on the edges of both Seattle and Tacoma, potentially drawing from both metropolitan areas. Tacoma and Olympia, at the South end of the Puget Sound region, have economies that are shifting from mainly blue collar jobs to be more diverse, as local leaders pursue specific industry clusters such as clean technologies with an emphasis on storm water control technologies in Tacoma and IT/telecommunications and chemical and plastics manufacturing in Olympia. The region also has a significant military presence at Fort Lewis-McChord and Naval Base Kitsap, located in the Tacoma and Bremerton metropolitan areas, respectively, and the State government located in Olympia. Revitalized economies and affordability compared to Seattle are likely to draw more residents with higher-paying jobs to the Southern end of the Puget Sound region.

Markets
Central Valley Area: Fresno County and Madera County

Fresno, California Housing Market Overview

The Fresno MSA consists of Fresno County, and is home to more than 958,000 people and nearly 300,000 households. Agriculture is the primary industry in Fresno County, and agricultural commodities contributed nearly $6.9 billion in gross production value in 2011, according to the Fresno County Department of Agriculture. The market also benefits from a centralized location in the State, inclusive of several major transportation/rail corridors. Key cities within the MSA include Fresno and Clovis, which are considered to be among the most desirable locations in the county. The schools in Clovis are high-performing, and homebuilders have found success in this part of the market. Fresno has issued the largest number of single-family detached permits of any Northern and Central California metropolitan areas over the last six years.

The housing fundamentals in the Fresno MSA have improved significantly in recent years, which is a leading indicator for home price appreciation in this market. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one to three year leading indicator for home price appreciation. The improvement in the overall fundamentals is due largely to significant gains in affordability and growth in the demand fundamentals.

There are approximately 285,400 non-farm payroll jobs in the Fresno metropolitan area as of 2012. Employment increased by 5,500 jobs (2.0%) in 2012, on top of 400 jobs added in 2011. Between 2008 and 2010, the Fresno MSA lost a total of 26,900 jobs, or 8.8% of the 2007 peak employment level. JBREC assumes employment growth averaging 2% per year over the next five years. The non-seasonally adjusted unemployment rate in Fresno as of December 2012 was 14.9%, down from 16.2% one year prior. Fresno’s unemployment rate can vary significantly during the year due a large number of seasonal, agriculture-based jobs.

The distribution of employment in Fresno is similar to that of the nation, but with a lower share of jobs in the sectors generally considered to be higher-income sectors, and a greater share of employment in the “blue collar” sectors. However, Fresno home values allow moderate income households to comfortably afford a home, unlike the coastal markets. The Government sector is the Fresno MSA’s largest, accounting for more than 22% of the total employment. This sector includes city, county and school district employment. The next-largest sector is Trade, Transportation and Utilities, which comprises another 21% of jobs. The Fresno Chamber of Commerce formed a logistics and distribution cluster to attract and support businesses that capitalize on Fresno’s centralized location in California.

Agriculture is a significant employment sector that is not captured in the graph of non-farm employment. Two of Fresno’s top ten employers are poultry farmers and processors. Employment in the sectors that are generally considered to be higher-income, such as Professional and Business Services, Information and Financial Activities, comprises approximately 16% of the local employment, as compared to 21% for the nation as a whole as of December 31, 2012.

The Fresno MSA has witnessed little in the way of slowing of population and household growth in recent years, even as job losses occurred. The MSA added 13,500 people (1.4% growth) in 2012, and 4,600 households (1.6% growth) in the same year. JBREC assumes population growth will average nearly 1.2% per year and household growth will average approximately 1.6% per year over the next five years.

For 2012, the median household income in the Fresno metropolitan area was $44,428, which remains below the peak of more than $46,000 in 2007. JBREC assumes that the median household income will grow at a strong annual average rate of approximately 2.7% per year over the next five years.

 Existing home sales in the Fresno MSA remained flat in 2012 at approximately the same levels as in 2010 and 2011, with 9,515 transactions for the year ended December 31, 2012. Existing home sales in 2012 were approximately 50% higher than the trough in home sales at 6,358 sales in 2007. Existing home sales are forecasted to increase in the near term, rising at an average annual rate of 6.7% over the next four years, according to JBREC. The median single-family resale home price in Fresno declined 50.7% from its peak in 2006 to the trough in 2011 as a result of sales activity shifting to lower price points, as well as a loss of value. The median single-family detached home price rose 4.8% to $143,477 in 2012, which is a level that is on par with the median price in early 2003 for this market. According to data supplier DataQuick, the median new home price in Fresno County during fourth of quarter 2012 was $242,000. This price differential reveals the premium buyers are paying for new homes due to the better quality and location, with limited impact from distressed sales.

Similarly, the new home sales volume in Fresno remained flat in 2012 from 2011 levels, but is poised to rise from these very low levels over the next several years. New home transactions totaled 1,184 for the year ended December 31, 2012. By comparison, the peak year for new home sales in the MSA was in 2006, with nearly 4,700 sales. JBREC forecasts that new home sales activity will steadily increase over the next four years, but remain well below the historical peak in this market. The median new home price increased in 2012 to $241,066, although the median new home price can be heavily influenced by the mix of home types being sold at any given time, as well as the low level of transactions. As a result, resale home prices are a better indication of market trends, particularly given the low new home sales volume in this market.

Home values in the Fresno MSA bottomed in 2011 in this latest housing downturn and rose approximately 2.6% in 2012, according to the Burns Home Value Index. Home values are expected to rise by an annual average of 8.3% over the next five years, with stronger appreciation in the near term and slower rates of appreciation further out.

Fresno’s home construction activity remains very low in comparison to historical levels, but is expected to increase to more than twice its 2012 level by 2016. Single-family detached homebuilding permits increased by 23% from 2011’s trough to 1,590 permits issued in 2012 and JBREC forecasts continued growth in single family homebuilding permits over the next four years.

JBREC expects renewed job growth in the Fresno MSA to lead to housing demand that will outpace the supply being added to the market. While the market issued nearly three permits for every job added in 2012, Fresno is expected to add a lower number of jobs for every permit issued over the next five years, but more than the historical ratio of close to 1.2 jobs added for every homebuilding permit issued.

Fresno’s resale listings continue to decline, creating a very low inventory of homes on the market relative to the current sales pace. This could lead to more competitiveness and increasing prices in the resale market. Through December 31, 2012, the MSA had 1,280 homes listed on the market, which represented a decline of 40% from one year prior and approximately 1.6 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A six month supply is considered equilibrium for most markets. By comparison, listings neared 5,400 homes on the market in late 2007, and months of supply topped 10 months in early to mid-2008.

Pre-foreclosure notices continue to decline in the Fresno MSA, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the year ended December 31, 2012, approximately 5,700 notices had been issued, which represented a 32% decline from one year prior and a 54% decline from the peak in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a relatively high level of potential distressed homes that are not yet on the market and may limit potential home price appreciation. As of December 31, 2012, the shadow inventory amounted to 7,800 homes, or 8.9 months of supply. This is approximately six times the relatively low level of listings on the market at that time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are near their historical best in the Fresno MSA. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions in the latter half of 2012 were at their historical best dating back to at least 1981. Rising home prices and mortgage rates are expected to bring affordability conditions closer to their historical average over the next five years, according to JBREC.

In summary, job growth has resumed and Fresno continues to add population and households. Affordability is at its best, but limited supply of both new and resale homes will boost home price appreciation as demand grows. Fresno has some more desirable and some weaker submarkets, as is the case in all metropolitan areas. Submarket income levels, median ages and crime rates are factors that can result in dramatic differences in the desirability and success of new home construction. Clovis is the most desirable submarket in Fresno, with a highly rated school district, several successful master-planned communities and proximity to shopping and entertainment.

Madera, California Housing Market Overview

The Madera MSA consists of Madera County, and is home to more than 156,000 people and nearly 46,000 households. Like other areas within California’s Central Valley, agriculture plays a large role in the Madera County economy: the county’s Department of Agriculture reports that the gross value of agriculture production was nearly $1.6 billion in 2011, largely stemming from almonds, milk and grapes. The large agriculture industry in this market has led to a large share of Department of Agriculture loans for housing. Key cities in the Madera MSA include Madera and Chowchilla.

Madera’s housing fundamentals have improved in recent years, which is a precursor for home price appreciation in this market. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one to three year leading indicator for home price appreciation. Improvements in the demand, supply and affordability fundamentals are contributing to the uptick in JBREC’s Housing Cycle Risk Index.

There are approximately 31,600 non-farm payroll jobs in the Madera metropolitan area as of 2012. Employment was down by 300 jobs (0.9%) in 2012, marking the fifth consecutive year of decline, which amounts to a total of 3,500 jobs lost between 2008 and 2012, or 10.0%. However JBREC assumes job growth averaging 1.8% per year over the next five years, during which time the metropolitan area is expected to recover most of the jobs lost during the recent economic downturn. The unemployment rate in Madera as of December 2012 was 13.9%, down from 14.9% one year prior. Madera’s unemployment rate can vary significantly during the year due a large number of seasonal, agriculture-based jobs.

The Government sector is by far the largest employment sector in the Madera MSA, accounting for nearly 32% of the December 2012 employment, as compared to 16% for the nation. The Government sector includes county and school district jobs, and in Madera this category includes staff at two State prisons and a casino owned by a Native American tribe. In addition, Madera has a notable concentration in fruit and vegetable growing, farm labor services and wineries that are not addressed by the graph of non-farm employment. A number of residents commute to Fresno, just 20 minutes away, and are not captured in local employment statistics. Madera has a relatively smaller share of employment in most other sectors when compared to the nation as a whole. In the employment sectors generally considered to be higher-income sectors, the Madera MSA has a combined 12% share, as compared to 21% for the nation as of December 31, 2012. As a result Madera’s affordability is excellent; the California Association of Realtors indicates nearly 80% of local families can afford the median priced home.

Population and household growth slowed as the Madera MSA lost jobs, but growth remained positive and has begun to improve. The MSA added an average of more than 2,300 people (1.5% growth) per year from 2010 through 2012, and an average of nearly 900 households (2.0% growth) per year for the same time period. JBREC assumes population growth will average nearly 2.1% per year over the next five years, with strong household growth averaging approximately 2.5% per year during that time.

For 2012, the median household income in the Madera metropolitan area was $43,456, which remains below the peak of nearly $46,000 in 2007. JBREC assumes growth will average 1.4% per year over the next five years.

Existing home sales in the Madera MSA remained flat in 2012 at approximately the same levels as in 2010 and 2011, with 1,731 transactions for the year ended December 31, 2012. Existing home sales in 2012 were still more than twice the level of the trough of this last housing downturn, which was 858 home sales in 2007. Existing home sales are forecasted to average approximately 1,900 transactions per year over the next five years, according to JBREC. The median single-family detached home price rose 2.9% to $131,063 in 2012, which is a level that is on par with the median price in early 2002 for this market. According to data supplier DataQuick, the median new home price in Madera County during the fourth quarter of 2012 was $171,500. This price differential reveals the premium buyers are paying for new homes due to the better quality and location, with limited impact from distressed sales.

Although new home sales in the Madera MSA are expected to increase in the next several years, they will remain relatively low in comparison to peak historical levels. New home sales activity remained flat in 2012 from 2011, with 89 transactions for the year ended December 31, 2012. By comparison, the peak year for new home sales in the MSA was in 2006, with more than 1,100 sales. JBREC forecasts that new home sales activity will average just under 300 transactions per year over the next five years. The median new home price increased in 2012, although the median new home price can be heavily influenced by the mix of home types being sold at any given time in this MSA, as well as the low level of transactions. As a result, resale home prices are a better indication of market trends, particularly given the low new home sales volume in this market.

      Home values in the Madera MSA reached a trough in this latest housing downturn in 2011, and rose approximately 1.8% in 2012, according to the Burns Home Value Index. Home values are expected to rise at an average rate of 7.3% per year over the next five years, with stronger appreciation in the near term that trails off in the longer term.

Construction activity in the Madera MSA remains very low, but is expected to increase to levels more consistent with historical averages for this market over the next four years. The MSA reported just 115 single-family detached homebuilding permits in 2012, which is up from 112 in both 2010 and 2011. These low levels are well below the historical peak of more than 2,100 single-family detached homebuilding permits in 2005. JBREC forecasts that single-family homebuilding permits will gradually rise to levels more consistent with the late 1990s over the next four years.

Positive job growth is expected to lead to housing demand that is expected to outpace the supply being added to the market by nearly 2-to-1 in the near term. While the market issued more permits than job growth in 2012, JBREC assumes that the level of demand relative to supply over the next five years will be in excess of the historical ratio in Madera that has been close to 1.0 job added for every homebuilding permit issued.

Resale listings in the Madera MSA are very low and continue to decline, which could lead to more competition and increasing prices in the resale market. Through December 31, 2012, the MSA had 442 homes listed on the market, which represented a decline of 32% from one year prior. By comparison, listings neared 1,600 homes on the market in mid-2008. The level of listings as of December 31, 2012 translates to 3.1 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A six month supply is considered equilibrium for most markets. Inventory is well below the peak level of more than two years of supply when listings levels peaked.

Pre-foreclosure notices continue to decline in the Madera MSA, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the year ended December 31, 2012, approximately 1,000 notices were issued, representing a 32% decline from one year prior and a 63% decline from the peak in late 2009. While the number of homes falling into pre-foreclosure is declining, there is a relatively high level of potential distressed homes that are not yet on the market and may limit potential home price appreciation. As of December 31, 2012, the shadow inventory amounted to 1,300 homes, or 9.6 months of supply. This is approximately three times the relatively low level of listings on the market at that time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be dragged down.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are near their historical best in the Madera MSA. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions in the latter half of 2012 were at their historical best dating back to at least 1981. Rising home prices and mortgage rates will bring affordability conditions closer to their historical average over the next five years, according to JBREC.

In summary, the Madera metropolitan area is poised for recovery as job growth returns. Very low resale and new home supply are much healthier than peak levels, and very little new home supply is being added. Improving demand paired with limited supply will help home prices appreciate, but the continued trickle of distressed homes will tend to limit the gains.

Monterey Bay Area: Monterey County

Monterey, California Housing Market Overview

Monterey County includes the Salinas metropolitan area and the Monterey Penninsula, and is home to nearly 426,000 people and 129,000 households. The county’s economy is largely based on tourism in the coastal areas, while agriculture plays a sizeable role in the valley. Agriculture contributed nearly $3.9 billion in gross production value to Monterey County in 2011, according to the County Agricultural Commissioner. Key cities in Monterey County include Monterey, Seaside, Salinas and Soledad.

Monterey’s housing fundamentals have shown considerable improvement in recent years, which is a leading indicator for home price appreciation in this market. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one to three year leading indicator for home price appreciation. The improvement in the overall fundamentals is due to improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. Monterey has an incredibly difficult entitlement environment, as evidenced by the 20-year effort to redevelop the former Fort Ord base which was decommissioned in the early 1990s by the Base Realignment and Closure Commission (“BRAC”). The affordability fundamentals in Monterey are excellent as well, and are near the market’s historical best.

There are more than 125,000 non-farm payroll jobs in the Monterey area as of 2012, and employment growth is once again positive after job losses from 2008 through 2011. The metropolitan area lost 7,200 jobs (5.6%) from the 2007 peak before adding 3,800 jobs (3.1% growth) in 2012. JBREC assumes job growth averaging 1.8% per year over the next five years, with the Monterey area expected to recover all of the jobs lost during the economic downturn during that time. The unemployment rate in Monterey as of December 2012 was 13.1%, down from 14.4% one year prior. Monterey’s unemployment rate can vary significantly during the year due a large number of seasonal, agriculture-based jobs.

The Monterey area has a very high concentration of employment in the Government sector, which includes county and school district jobs, accounting for approximately 25% of the jobs in the county. The Trade, Transportation and Utilities sector comprises more than 20% of the local employment. The area has a large tourism industry, and the Leisure and Hospitality sector makes up 17% of employment. Not included in the graph of non-farm employment distribution is a significant concentration of produce growers. The Salinas Chamber of Commerce notes the region has become the top producer of vegetables nationally, with a $3.8 billion impact, and five of the top ten employers are active in growing, packing and shipping produce. The shipping and distribution of the produce is captured in the Trade and Transportation sector. Monterey has fewer jobs in the remaining employment sectors, most notably in the Manufacturing sector. Relative to the nation, Monterey has a smaller share of jobs in the sectors generally considered to be higher-income: Professional and Business Services, Information and Financial Activities.

Despite recent job losses, Monterey has not witnessed a drop in population or households. While population growth has slowed, the market appears to be rebounding. The area added an average of nearly 4,600 people (1.1% growth) per year from 2008 through 2011, and an average of more than 1,300 households (1.1% growth) per year for the same time period. JBREC assumes population growth averaging 1.0% per year over the next five years, with household growth averaging approximately 1.3% per year during that time.

For 2012, the median household income in Monterey was $56,113, which is down from the peak of nearly $60,000 in 2007, with the greatest declines in 2009 and 2010. JBREC assumes the median household income will average 2.2% growth per year over the next five years.

Existing home sales in Monterey increased slightly in 2012 from 2011 totals, but are poised to show much stronger growth in 2013. In the year ended December 31, 2012, existing home sales for the area had reached 3,771 transactions, a 1.2% increase year-over-year. At the trough of the housing cycle in 2007, existing home sales fell below 2,100 transactions. Existing home sales in 2012 were back to 1997 levels. After declining a total of 66.0% from 2006 to 2009 as a result of sales activity shifting to lower price points, as well as a loss of value, the median single-family detached home price rose to $282,803 in 2012, which is on par with the median price in late 2000 for this market.

New home sales activity in Monterey is beginning to increase after witnessing a dramatic decline in the recent housing downturn. However, new home sales transactions totaled just 79 units for the year ended December 31, 2012, constrained by the extremely limited land supply and a very difficult entitlement environment that curtails new development. By comparison, the peak year for new home sales in the MSA was in 1999, with more than 1,000 recorded sales. JBREC forecasts that new home sales activity will increase over the next four years, but remain well below the market’s historical peak. The median new home price continues to decline in this market. However, the median new home price can be heavily influenced by the mix of home types being sold at any given time in this MSA, as well as the low level of transactions. As a result, resale home prices are a better indication of market trends, especially given the low new home sales volume in this market.

Home values in Monterey are rebounding, and are poised for positive growth through 2017, according to JBREC. The Burns Home Value Index shows that home values appreciated 3.1% in 2012, following five years of declining values from 2006 through 2010, and flat prices in 2011. JBREC forecasts home values to rise at an average annual rate of 11.7% over the next five years, with stronger rates of appreciation in the near term that trail off further out.

Construction activity will increase in Monterey from record-low levels during the 2009 to 2012 period, according to JBREC. The MSA reported just 98 single-family detached homebuilding permits in 2012, and averaged fewer than 120 single-family homebuilding permits per year between 2009 and 2011 due to lack of land and a restrictive development environment. By comparison, the MSA issued nearly 1,300 single-family homebuilding permits in 2005. JBREC forecasts that single-family homebuilding permits will steadily increase over the next four years to a level that is more consistent with the MSA’s historical average.

Demand for housing is greater than the new supply being added to the market. The employment growth to homebuilding permit ratio (including both single-family and multifamily units) in 2012 was 16.7. Historically, the ratio has been closer to 1.0 jobs added for every homebuilding permit issued. The ratio is expected to decline to levels more consistent with historical averages over the next five years as employment growth moderates and permit activity increases.

Resale listings in Monterey are low and continuing to decline rapidly, which could lead to more competitiveness and increasing prices in the resale market. Through December 31, 2012, the MSA had 1,162 homes listed on the market, which represented a decline of 30% from one year prior. By comparison, listings approached 3,500 homes on the market in August 2008. The level of listings as of December 31, 2012 translates to 3.7 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A six month supply is considered equilibrium for most markets. The inventory as of December 31, 2012 was well below the level of nearly 21 months of supply in early 2008.

Pre-foreclosure notices continue to decline in the MSA after remaining flat for much of 2011. This is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the year ended December 31, 2012, approximately 1,700 notices were issued, representing a 35% decline from one year prior and a 67% decline from the peak in late 2008.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit home price appreciation. As of December 31, 2012, the shadow inventory amounted to just under 2,200 homes, or 6.5 months of supply. This is approximately two times the level of listings that are currently on the market.

JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are near their historical best in Monterey. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions in the latter half of 2012 were at their historical best dating back to at least 1981, and represent a marked improvement from the historical worst affordability conditions at 2005 year-end. JBREC forecasts affordability conditions in Monterey will return to levels that are near their historical average in the next several years as home prices and mortgage rates rise.

In summary, fundamentals are improving in Monterey with renewed job growth and growing population and households, while the housing supply is much healthier. Both resale and new home supply are low, with very limited permit activity expanding supply. Monterey County is bifurcated by high-end coastal markets driven, in part, by second homes, and the agriculture-dominated inland valleys. As in any metropolitan area, the relative attractiveness of submarkets can vary greatly due to quality of schools, geography, proximity to jobs and services, and affordability.

South San Francisco Bay Area: San Jose (Santa Clara and Santa Benito Counties)

San Jose, California Housing Market Overview

The San Jose MSA consists of Santa Clara and San Benito counties. With nearly 1.9 million people and 636,000 households, San Jose is one of the larger markets in the state of California. Key cities in the MSA include San Jose, Sunnyvale, Santa Clara, Mountain View and Palo Alto in Santa Clara County, and Hollister and San Juan Bautista in San Benito County. Widely regarded as a leading technology center, the metropolitan area is home to many of the world’s foremost technology companies. The job growth from this South Bay market has a ripple effect on regional housing demand. The mix of housing in San Jose is shifting from a fairly balanced split between attached homes and single-family detached homes to a more attached-dominated market as the availability of land for detached housing is diminished, as well as political and environmental challenges. Given policies enacted by the City of San Jose to target high density housing by restricting land available for residential development, and thus increasing land prices, potential new home buyers intent on single-family detached housing have few options outside of South Santa Clara County and San Benito County.

San Jose’s housing fundamentals have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving job growth and rising sales activity paired with low homebuilding permit and listings levels. The affordability fundamentals in San Jose are improved from 2005, and affordability conditions are now better than the MSA’s historical median.

There are more than 908,000 non-farm payroll jobs in the San Jose metropolitan area as of 2012, and employment growth is once again positive after job losses in 2009 and 2010. The metropolitan area lost 59,700 jobs (6.5%) from the 2008 peak before adding 23,000 jobs (2.7% growth) in 2011 and 30,100 jobs (3.4% growth) in 2012. The recent recession resulted in fewer losses than the downturn caused by the “dot com” bust in the early 2000s, when San Jose lost 182,300 jobs between 2001 and 2004, or 17.5% of the market total. JBREC assumes job growth that averages 1.9% per year over the next five years. The non-seasonally adjusted unemployment rate in San Jose as of December 2012 was 7.6%, down from 8.8% one year prior and on par with the 7.6% national average.

Because of its dominance in the technology industry, San Jose has a very high concentration of employment in related job sectors when compared to the nation as a whole. Technology and innovation-related employment contribute significantly to the sizeable economy in the MSA. The largest employment sector is the higher-paying Professional and Business Services sector, which accounts for nearly 20% of the payroll jobs in the metropolitan area. The next largest sector is Manufacturing, which accounts for 17% of the jobs in San Jose–nearly twice the national average. The Information sector, at approximately 6% of all jobs, is three times the concentration of the nation, and is also considered to be a higher-paying sector. Technology companies dominate the Fortune 500 companies in San Jose, which include Hewlett-Packard, Apple, Google, SanDisk and Intel, among many others. Approximately 41% of the U.S. venture capital investment activity in 2012 was placed in Silicon Valley, amounting to nearly $10.9 billion, according to the PricewaterhouseCoopers MoneyTree Report.

Unlike the years that followed the dot com bust in the early 2000s, San Jose has not witnessed a drop in population or households in the recent downturn. Growth has remained strong, with an average of 23,900 people (1.3% growth) added each year from 2007 through 2011, and an average of 8,400 households (1.4% growth) added annually. JBREC assumes population growth averaging 0.9% per year over the next five years, with household growth averaging approximately 1.3% per year over the same time period.

For 2012, the median household income in the San Jose metropolitan area was $85,044, which is the highest among the major Bay Area markets, driven by tech jobs. The San Jose median household income peaked above $87,300 in 2008, declining in 2009 and 2010. Despite a slight decline in incomes in 2012, JBREC assumes stronger growth, averaging 2.5% growth per year over the next five years.

Existing home sales in San Jose are rising after remaining relatively flat in 2010 and 2011. In the year ended December 31, 2012, existing home sales for the area increased nearly 34% to 20,228 transactions from the trough of the market at 15,130 transactions in 2008. Existing home sales levels in 2012 constituted a return to the levels prevalent in the mid-1990s. As of early 2013, home prices continue to rise in San Jose. The total decline in the median existing single-family detached home price of nearly 37% between 2008 and 2009 was a result of sales activity shifting to lower price points, as well as a loss of value. The median existing single-family detached home price of $581,653 in 2012 was on par with the median price in 2004 for this market. According to data supplier DataQuick, the median new home price in Santa Clara and San Benito counties during the fourth quarter of 2012 were $582,500 and $429,000 respectively. This price gap from resale reveals the premium buyers are paying for new homes due to the better quality and location, with limited impact from distressed sales.

San Jose’s new home sales activity is rising from trough levels in 2011, but remains historically low for this market. New home sales transactions totaled 1,515 for the year ended December 31, 2012. The San Jose market has historically accounted for 28% of the new home sales activity among the three major Bay area markets (San Jose, San Francisco and Oakland) over the last 20 years and, in 2012, San Jose made up 27% of the total. The median new home price is once again rising after declining from the peak level in 2007. The median new home price can be heavily influenced by the mix of home types being sold at any given time in this broad region. As a result, resale home prices are a better indication of market trends, especially given that the new home sales volume in this market is considerably lower than the existing home sales volume.

Home values in the San Jose MSA are rebounding, and are poised for positive growth through 2017, according to JBREC. The Burns Home Value Index provides a reasonable estimate of home value trends in an MSA, based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. The index shows that San Jose home values appreciated 7.8% in 2012, following five years of declining values from 2007 through 2011. JBREC forecasts home values will rise by an average of 7.7% per year over the next five years, with a stronger rate of appreciation in the near term that trails off further out.

While the mix of new housing construction in San Jose has historically been a fairly balanced split between attached homes and single-family detached homes, the market is becoming a more attached-dominated market as the availability of land for detached housing is diminished. JBREC forecasts that much of the growth in the housing inventory through 2017 will be for multifamily units, but single-family construction is also expected to rebound from trough levels during the downturn in housing. Single-family homebuilding permits had fallen to 642 units in 2009 as construction slowed, but more than doubled to 1,513 single-family homebuilding permits over the year ended December 31, 2012. JBREC forecasts rising single-family permit activity over the next four years, reaching levels more consistent with the mid-2000s in that time.

Current demand is greater than the new supply being added to the market, with job growth in the year ended December 31, 2012 significantly higher than the number of homebuilding permits issued in that same time. The employment growth to homebuilding permit ratio in 2012 was 5.3. Historically, the ratio has been closer to 1.2 jobs added for every homebuilding permit issued. JBREC assumes that employment growth will continue to outpace permit activity during the next four years.

Resale listings in San Jose are very low and declining rapidly, which could lead to more competitiveness and increasing prices in the resale market. Through December 31, 2012, San Jose had 2,353 homes listed on the market, which represented a 50% decline from one year prior. By comparison, listings exceeded 10,000 homes on the market in August 2008. The level of listings as of December 31, 2012 translates to a very low 1.4 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A six month supply is considered equilibrium for most markets. The inventory level as of December 31, 2012 was well below the level of more than 8.5 months of supply when listings had peaked.

Pre-foreclosure notices are once again declining in the San Jose market after flattening in 2011. This is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the year ended December 31, 2012, approximately 5,500 notices were issued, representing a 43% decline from one year prior and a 67% decline from the peak in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of December 31, 2012, JBREC estimated the shadow inventory at 7,600 homes, or 3.9 months of supply. This is approximately three times the very low level of listings that are on the market at that time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are excellent in relation to history in the San Jose MSA. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions at the end of 2011 were at the market’s best since 1997. While affordability conditions weakened slightly in 2012 as home prices rose, overall affordability remains favorable in comparison to historical levels. JBREC forecasts affordability conditions in San Jose will weaken further over the next five years as home prices and mortgage rates are expected to rise.

In summary, the housing fundamentals in San Jose are improving. The combination of solid job growth in 2011 and 2012 and a high-income employment base are positive for housing demand in this market, particularly as job growth outpaces the supply of new homes being added to the market. Low levels of existing home listings are creating a more competitive resale market, which should influence future home price appreciation.

Puget Sound Area: Seattle (King and Snohomish Counties), Olympia (Thurston County) and Bremerton (Kitsap County)

Seattle, WA Housing Market Overview

The Seattle Metropolitan Division consists of King and Snohomish counties. With 2.73 million people and 1.09 million households, Seattle is the largest market in Washington State. The local economy is driven by a number of industries, including aerospace, as Boeing is headquartered in the metropolitan division, and the high-tech sector, with companies such as Microsoft and Amazon.com located in the region. Key cities in the metropolitan division include Seattle, Bellevue, Kent, Everett, Renton, Federal Way and Auburn.

Seattle’s housing fundamentals have shown considerable improvement in recent years, which is typically a precursor for home price appreciation. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is due to the combination of significantly improved demand fundamentals as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. The affordability fundamentals in Seattle are improved from 2005, and affordability conditions are now better than the metropolitan area’s historical median.

There are more than 1.4 million non-farm payroll jobs in the Seattle metropolitan division as of 2012, and employment growth is strong after job losses in 2009 and 2010. The metropolitan area lost 101,400 jobs (6.9%) from the 2008 peak before returning with positive growth of 24,300 jobs (1.8% growth) in 2011 and 39,200 jobs (2.8% growth) in 2012. JBREC assumes job growth averaging 1.9% per year over the next five years. During that time, the Seattle metropolitan division is expected to have recovered all of the jobs lost between 2009 and 2010. The non-seasonally adjusted unemployment rate in Seattle as of December 2012 was 6.2%, down from 7.3% one year prior and much better than the 7.6% national average.

Seattle has a diverse employment distribution that resembles that of the nation as a whole, with some differences. Seattle’s economy has several industry clusters, including the aerospace, clean technology, and software and information technology industries, which are associated with higher-paying jobs that can support purchases of homes. The Port is another significant economic driver, but jobs are often at lower pay rates. The largest employment sector is the Trade, Transportation and Utilities sector, which accounts for nearly 19% of the jobs in the metropolitan division. Seattle has a larger combined concentration of jobs in the sectors that generally represent higher incomes: Professional and Business Services, Financial Activities and Information. The combination of these three sectors represents nearly 26% of the jobs in the metropolitan division, versus 21% for the nation. Fortune 500 companies that are headquartered in Seattle include Costco, Microsoft, Boeing, Amazon.com, Starbucks and Nordstrom.

Seattle has witnessed solid population and household growth, with an average of 39,600 people (1.5% growth) and 15,000 households (1.4% growth) added annually from 2008 through 2012. JBREC assumes slower population growth of 1.2% per year over the next five years, and slightly stronger household growth averaging 1.6% per year over the same time period.

The median household income has risen in the Seattle metropolitan division, increasing 1.3% in 2012 to $67,430. While down slightly from the peak of $68,397 in 2008, JBREC assumes the median household income will rise at an average annual rate of 2.5% per year over the next five years.

Seattle’s existing home sales volume continues to rise each year, with the 2012 volume 39% higher than the trough volume in 2008, during the recent housing downturn. For the year ended December 31, 2012, existing home sales for the area reached 34,079 transactions, as compared to the 24,479 transactions in 2008. Sales activity in 2012 was comparable to the resale sales volume in 1996. JBREC forecasts a continued rise in existing home sales over the next four years, growing at an average annual rate of nearly 8%. The median existing home sales price rose 7.5% in 2012, following four years of declining or flat prices. The total decline in the median existing single-family detached home price of approximately 24% from the 2007 peak to the 2011 trough was a result of sales activity shifting to lower price points, as well as a loss of value. The median existing single-family detached home price of $337,543 in 2012 was on par with the median price in mid-2005 for this market.

Seattle’s new home sales activity witnessed a significant rise in 2012 from the 2011 trough, with strong sales growth forecasted for the next several years. New home sales transactions totaled 5,840 for the year ended December 31, 2012, which was up 33% from the trough of the most recent housing downturn in 2011. JBREC forecasts that new home sales activity will continue to increase over the next four years, averaging more than 8,300 transactions per year in that time. While solid growth is forecasted for the next several years, new home sales activity is likely to remain well below the peak levels achieved in 2006. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers.

Local housing data supplier New Home Trends indicates the 2012 median price for new homes in King County was $399,990 for detached and $397,530 for attached product. The median new home price rose 6.2% in 2012 after declining from the peak level in 2007. The median new home price can be heavily influenced by the mix of home types being sold and, as a result, resale home prices are a better indication of market trends.

Seattle’s home values rose 3.4% in 2012, following four years of declining values, during which time home values declined 28% from the 2007 peak, according to JBREC’s Burns Home Value Index. The index provides a reasonable estimate of home value trends in an MSA, and is calculated based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise at an average annual rate of 5.8%, with stronger appreciation in the near term that begins to trail off further out.

Single-family homebuilding permit activity in the Seattle metropolitan division continues to rise from very low levels, and is forecasted to grow by 64% through 2016 as the demand for housing increases. Single-family homebuilding permits totaled 6,082 in the year ended 2012, rising from 3,793 units at the low point of the cycle in 2009. A surge in multifamily permits in 2012 led to multifamily construction outpacing single-family construction for the first time since 2008. JBREC forecasts rising single-family permit levels over the next four years, growing at an average annual rate of approximately 13% per year.

Strong job growth amid relatively low permit activity leads to the current demand outpacing the new supply being added to the market. For 2012, approximately 2.8 jobs were added to the market for every 1 homebuilding permit issued. Historically, this ratio has been closer to 1.2 for the Seattle metropolitan division, and JBREC expects the ratio to decline to a nearly equal balance of demand and supply over the next five years as employment growth moderates and permit activity increases.

The resale inventory is declining rapidly in the Seattle metropolitan division as the number of listings on the market has declined by one-half from the prior year. As of December 31, 2012, there were 5,314 listings in the metropolitan division, translating into 1.9 months of supply, based on sales activity over the 12 months ended December 31, 2012. A six month supply is considered equilibrium for most markets. Low levels of inventory could lead to more competitiveness and increasing prices in the resale market. The level of listings as of December 31, 2012 is well below the peak of more than 23,900 listings in May 2008, and the months of supply had been as high as 11 months in May 2009.

Pre-foreclosure notices are rising in the Seattle metropolitan division, which may limit price appreciation in this market, as pre-foreclosure notices are an indicator of future distress. In the year ended December 31, 2012, approximately 11,400 notices had been issued, which represents a recent upward trend. However, the rolling twelve-month total was still 34% lower than peak levels in early 2011.

There is a relatively high level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of December 31, 2012, the shadow inventory amounted to an estimated 36,000 homes, or 11.1 months of supply. This is nearly seven times the very low level of listings that are currently on the market. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that material home price declines are unlikely.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are very good in relation to history in the Seattle metropolitan division. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions at 2012 year-end were at the market’s best since 1998, although not back to historical best levels as occurred in many markets across the country. JBREC forecasts that affordability conditions in Seattle will return to levels more consistent with the market’s historical median level within the next five years as home prices and mortgage rates are expected to rise.

In summary, the Seattle metropolitan area is recovering, with strong job growth that is fueling housing demand. Because resale and new home inventories are very limited, home prices are appreciating. Homebuilders are reporting very strong sales and improving pricing power, and lot and land prices are escalating quickly. Mostly private builders and developers have flourished in this land-constrained market.

Olympia, WA Housing Market Overview

The Olympia MSA consists of Thurston County, and is home to more than 259,000 people and nearly 103,000 households. The local economy is largely driven by government jobs as Olympia is the state capital, and local and state government jobs account for more than one-third of the employment in the county. Located SouthWest of Tacoma along the Southern edge of Puget Sound, the MSA is located 60 miles South of Seattle and 100 miles North of Portland. Households work locally or commute to job centers in Tacoma or South King County, all within a reasonable distance.

The housing fundamentals in the Olympia MSA continue to improve from extremely weak levels, and improvement in the fundamentals is often a precursor for home price appreciation. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. While the fundamentals in Olympia have not improved to the same level as other markets, the demand, supply and affordability fundamentals have all witnessed a positive change in recent years.

There are approximately 100,000 non-farm payroll jobs in the Olympia metropolitan area as of 2012, and employment increased in both 2011 (600 jobs, or 0.6% growth) and 2012 (1,300 jobs, or 1.3% growth). This follows two years of relatively small job losses in 2009 and 2010 of 5,100 jobs, or 4.9% of the 2008 peak. JBREC assumes job growth that will average approximately 1.3% per year over the next five years, during which the MSA is expected to have recovered all of the jobs lost during the recent economic downturn. The non-seasonally adjusted unemployment rate in Olympia as of December 2012 was 7.4%, down from 8.0% one year prior and slightly better than the 7.6% national average.

As the state capital, Olympia has a high level of government employment, including state, county and local school district jobs. Additional economic drivers are the military at Joint Base Lewis-McChord, tribal government and businesses including casinos, and the port which conducts significant domestic and international trade. Local leaders are pursuing industry clusters in food processing, wood product and paper manufacturing, life sciences, chemical products and plastics manufacturing and IT/telecommunications.

Population and household growth in the Olympia MSA are assumed to be relatively modest in the coming years in comparison to early 1990s and mid-2000s. JBREC assumes population growth averaging approximately 0.7% per year and household growth averaging approximately 1.2% per year over the next five years.

For 2012, the median household income in the Olympia metropolitan area was $59,748, which was flat from the median income in 2011. After declining in 2009, the median household income in Olympia has risen to a level that is comparable to the peak income level in 2008. JBREC assumes income growth will average 2.8% per year over the next five years.

Existing home sales in the Olympia MSA rose in 2012, and are expected to continue to see strong growth rates in the near term. After bottoming below 2,100 transactions in 2011, resale home sales in the Olympia MSA rose 14.6% in 2012 to 2,390 transactions, which is still low in comparison to this market’s history. JBREC forecasts a solid increase in sales activity over the next four years, with sales growing at an average annual rate of 15% in that time. The median single-family resale home price in Olympia showed a slight decline of 0.5% in 2012 to $213,248, and declined a total of 15.9% from the peak in 2007 to the 2012 trough as a result of sales activity shifting to lower price points, as well as a loss of value.

New home sales in the Olympia rose slightly in 2012, but remain down significantly from the peak sales activity of the mid-2000s. The 697 new home transactions in the year ended December 31, 2012 are on par with sales activity during the late 1990s and early 2000s. By comparison, new home sales approached 1,900 transactions in 2006, which was the peak of the market in Olympia. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. Local housing data supplier New Home Trends indicates the 2012 median price for new homes in Thurston County was $253,000 for detached and $211,375 for attached product. The median new home price remained relatively flat in 2012. The median new home price can be heavily influenced by the mix of home types being sold at any given time in this MSA, as well as the low level of transactions. As a result, resale home prices are a better indication of market trends, particularly given the low new home sales volume in this market.

Home values in the Olympia MSA reached a trough in this latest housing downturn in 2012, declining a total of 23.6% from the peak in 2007, according to the Burns Home Value Index. JBREC forecasts home values will rise by an average of 4.2% per year over the next five years.

Construction activity in the Olympia MSA is expected to show substantial growth in the coming years from very low levels. Single-family homebuilding permits declined from a peak of more than 2,500 units in 2005 to 710 units in the year ended December 31, 2012. Single-family permits in 2012 were at their lowest level since 1982. JBREC forecasts that there will be good opportunities in the coming years for new home construction and expects single-family homebuilding permits to steadily rise over the next four years, but remain below the 2005 market peak.

Positive job growth is expected to lead to an improved balance between housing demand and supply from the 2009 and 2010 period, when the market suffered from job losses. However, JBREC assumes that the job growth to permit ratio will remain below the market’s historical average over the next five years.

Resale listings in the Olympia MSA are very low and continue to decline, which could lead to more competition and increasing prices in the resale market. Through December 31, 2012, the MSA had 988 homes listed on the market, which represented a decline of 25% from one year prior. By comparison, listings topped 2,400 homes on the market in August 2007. The level of listings as of December 31, 2012 translates to five months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A six month supply is considered equilibrium for most markets. The December 31, 2012 months of supply is less than one-half of the 10.4 months of supply reached in July 2011.

Pre-foreclosure notices increased in the latter half of 2012, indicating potentially higher levels of future distress, which could limit price appreciation in the Olympia market. In the year ended December 31, 2012, approximately 1,000 notices were issued, representing a 31% increase from one year prior, but still lower than peak levels in early 2011.

While the number of homes falling into pre-foreclosure is declining, there is a relatively high level of potential distressed homes that are not yet on the market and may limit potential home price appreciation. As of December 31, 2012, the shadow inventory amounted to just over 3,000 homes, or 10.1 months of supply. This is approximately three times the relatively low level of listings that are currently on the market. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be dragged down.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are at their historical best in the Olympia MSA. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions in the latter half of 2012 were at their historical best dating back to at least 1981. Rising home prices and mortgage rates will bring affordability conditions back to their historical average over the next five years, according to JBREC.

In summary, the Olympia metropolitan area is poised for recovery as job growth is positive and gaining strength. However, JBREC assumes modest population and household growth. The resale market improved during 2012 as both the sales volume and median price increased. New home sales volume and pricing were fairly flat coming into 2013 and are expected to improve this year. Given the significant military presence in this small metropolitan area, potential cuts to military and other government spending could deflate Olympia’s recovery. Just the uncertainty surrounding these cuts is likely to impact consumer confidence and may drag on the nascent housing recovery.

Bremerton, WA Housing Market Overview

The Bremerton MSA consists of Kitsap County, and is home to nearly 258,000 people and approximately 100,000 households. Located across Puget Sound to the West of Seattle, the Bremerton MSA has a large Navy presence, and a significant number of civilian jobs in the area have connections to the military as well. Key cities in the MSA include Bremerton and Bainbridge Island. Given its geographic orientation, the Bremerton MSA is highly associated with water transportation, and the Seattle-Bainbridge ferry run accounted for more than 6.1 million passenger trips and the Seattle-Bremerton route accounted for more than 2.3 million passenger trips in 2012, according to the Washington State Department of Transportation.

The housing fundamentals in the Bremerton MSA continue to improve from extremely low levels experienced in 2008, and improvement in the fundamentals is often a precursor for home price appreciation. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. While the fundamentals in Bremerton have not improved to the same level as other markets, the demand, supply and affordability fundamentals have all witnessed a positive change in the last four years.

The Bremerton MSA is home to approximately 82,600 non-farm payroll jobs as of 2012, and suffered relatively few job losses during the recession when compared to many other markets across the country. The market amassed job losses of 3,900 from 2007 through 2012, or just 4.5% of the 2006 peak employment level. Job losses in 2012 were minimal, with only 300 jobs lost for the year, and the market is expected to experience a pickup in employment in the coming years. The non-seasonally adjusted unemployment rate in Bremerton as of December 2012 was 7.0%, down from 7.6% one year prior and slightly better than the 7.6% national average. JBREC assumes annual average job growth of 1,300 jobs per year from 2013 through 2017, or 1.5% annually. The MSA is expected to recover all of the jobs lost during the recession by year-end 2015.

Many Bremerton jobs are directly or indirectly tied to the military; the Naval Base Kitsap and the Puget Sound Naval Shipyard are the two largest employers and both employ a large number of civilians in shipbuilding and repairs. The Naval Undersea Warfare Center and the Naval Hospital Bremerton are also among the top ten employers. Other large employers are the county government and school districts, Olympic College and Harrison Medical Center. However, Bremerton residents do not all work locally, as the Census Bureau indicates 30% of locals commute to King County job centers in Seattle.

Household growth over the next five years in the Bremerton MSA is expected to be consistent with the historical average in this market, while population growth is expected to be slightly slower than average. JBREC assumes Bremerton will show average household growth of 1.4% per year over the next five years, with population growth assumed to be closer to 0.9% per year during that time.

The median household income in the Bremerton MSA has risen by more than $1,000 over the last two years, with stronger growth forecasted for the coming years. The median household income in 2012 in the MSA was $58,601 and is expected to grow at an average annual rate of 2.4% over the next five years.

The existing home sale volume in the Bremerton MSA rose 6.5% in 2012, following four years of relatively flat home sales activity. Resale sales in the year ended December 31, 2012 totaled 2,516 transactions, which remains low by historical comparison, but is rising. JBREC forecasts existing home sales to increase at an average annual rate of nearly 11% per year over the next four years, with stronger growth in the near term. The median single-family resale home price in Bremerton rose 1.8% in 2012 to $244,070, which was slightly higher than the 2005 median. The median resale price in the MSA declined by 15.3% from the peak in 2007 to the trough in 2011.

Bremerton’s housing market recovery has already begun pushing up new home sales volumes from very low levels. New home sales in the year ended December 31, 2012 rose 53% to 349 transactions from the prior twelve-month period, which was the trough of the housing cycle. JBREC forecasts that new home sales activity will steadily increase over the next four years, but remain short of the 2006 peak. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability.

New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. Local housing data supplier New Home Trends indicates the 2012 median price for new homes in Kitsap County was $264,500 for detached and $229,950 for attached product.

The median new home price increased 4.8% in 2011 and another 1.3% in 2012, although the median new home price is influenced by the mix of home types being sold at any given time, as well as the low level of transactions in recent years. As a result, resale home prices are a better indication of market trends.

Home values in the Bremerton MSA are expected to rise in 2013 after five years of declining values, but the rate of increase is expected to be more moderate that the run-up of prices in the mid-2000s. According to the Burns Home Value Index, home values are expected to increase at an average annual rate of 2.7% over the next five years, with stronger appreciation in the near term tapering off in future years.

Single-family homebuilding permits in the Bremerton MSA declined to a low of 406 units in 2012 after averaging more than 1,200 units per year from 1999 through 2007. Solid household growth is expected to spur homebuilding permit activity in the near term, although JBREC forecasts that single-family permits will remain below the historical average levels for this market over the next five years.

The demand for housing is likely to outpace the supply being added to the market as the Bremerton MSA begins to exhibit stronger job growth once again. The historical ratio of employment growth to homebuilding permits in Bremerton from 1991 to 2008 (the year prior to the most substantial job losses) was 0.8. JBREC assumes that the MSA will add an average of 1.4 jobs for every homebuilding permit from over the next five years.

Resale listings in the Bremerton MSA have declined to their lowest level since late 2005. The declining inventory levels could lead to more competitiveness and increasing prices in the resale market. Through December 31, 2012, the MSA had 1,183 homes listed on the market, which represented a decline of 16% from one year prior and approximately 5.6 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A six month supply is considered equilibrium for most markets. By comparison, listings topped 2,800 homes on the market in mid-2008 as inventory levels reached as high as 13.2 months of supply.

Pre-foreclosure notices increased slightly at the end of 2012, but remain low in comparison to the peak of distress. Low levels of distress are a positive sign for home price appreciation. In the year ended December 31, 2012, approximately 440 notices had been issued, which represented a 38% decline from one year prior and a 63% decline from the peak in early 2011.

In addition, the Bremerton market has a relatively low level of potential distressed homes that are not yet on the market, which is also a positive for home price appreciation. As of December 31, 2012, the shadow inventory amounted to slightly more than 1,300 homes, or 4.4 months of supply. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not see material declines.

Housing affordability conditions in the Bremerton MSA are at their best level since 1998, according to JBREC’s Affordability Index, which compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. Affordability conditions are expected to return to levels more consistent with the market’s historical average over the next five years as home prices and mortgage rates rise.

In summary, job growth should return in 2013, and Bremerton had lighter job losses than many other metropolitan areas. Resales sales activity is rising as home prices have stabilized and begun to increase. New home sales activity has increased markedly and limited inventory is giving builders some pricing power. Bremerton is land constrained, as it is surrounded by water. Builders and developers with capital will be able to capitalize on growing housing demand in a supply-constrained environment.

OUR BUSINESS
Our Company
We are a homebuilder and land developer, with significant land acquisition and entitlement expertise, in growth markets in Northern California and with a growing presence in attractive markets in the Puget Sound area of Washington State. Our operations began in 2004 with the founding of Union Community Partners, LLC by Dustin L. Bogue, our President and Chief Executive Officer, and we were principally focused on acquiring land, entitling and developing it for residential construction, and selling residential lots to third-party homebuilders. In January 2008, we were acquired by PICO, a NASDAQ-listed, diversified holding company, which allowed us to accelerate the development of our business and gain access to a capital partner capable of funding our pursuit of attractive opportunities resulting from the recent residential real estate downturn. Since we were acquired by PICO, we have invested over $219.1 million acquiring ownership or control of and improving over 6,000 single-family residential lots. In 2010, we formed Benchmark Communities, our wholly owned homebuilding subsidiary, to design, construct and sell high quality single-family homes. As of March 31, 2013, our property portfolio consisted of 48 communities in 17 cities in Northern California and the Puget Sound area of Washington State.
In Northern California, we primarily operate in three areas: the Central Valley area (Fresno and Madera counties), the Monterey Bay area (Monterey County) and the South San Francisco Bay area (Santa Clara and San Benito counties). In Washington State, we operate in the Puget Sound area (King, Snohomish, Thurston and Kitsap counties). We believe that these areas have attractive residential real estate investment characteristics, such as favorable long-term population demographics, a demand for single-family housing that often exceeds available supply, large and growing employment bases, and high home affordability levels, as discussed under the heading “Market Opportunity” included elsewhere in this prospectus. We continue to experience significant homebuilding and land development opportunities in our current markets and are evaluating potential expansion opportunities in other markets that we believe have attractive long-term investment characteristics.
Since 2008 and throughout the recent residential real estate downturn, we have been a significant acquiror of real estate for residential development and construction in our markets. We actively source land acquisition opportunities from a variety of parties, including land owners, land brokers, lenders and other land development and real estate companies. When we have elected to sell residential lots to third parties, our primary customers have been public and private homebuilders. Since 2008 and through March 31, 2013, we have sold 841  lots and 101 homes, generating revenue of $105.5 million across our markets.
We launched Benchmark Communities in 2010 to design, construct and sell high quality single-family homes. Since launching Benchmark Communities, we have sold 101 homes. Benchmark Communities operates under the principle that “Everything Matters!” This principle underlies all phases of our new home process including planning, construction, sales and customer service. Based on third-party surveys and realtor feedback, our Benchmark Communities homes are recognized by home buyers in markets where Benchmark Communities has built and sold homes for high-quality construction materials and craftsmanship, cutting edge home design, and customer-centric service and warranty programs. We believe that our land acquisition and new home construction expertise enables us to pursue and exploit more opportunities by allowing us to offer a diverse range of homes designed to appeal to a wide spectrum of home buyers, including first-time buyers, move up buyers and move down buyers. Consequently, we are able to build homes at various price points, sizes and with a variety of amenity packages. We believe our ability to offer a diverse range of new homes enables us to adjust our product offerings in response to dynamic market conditions.
Our revenue increased from $2.4 million in 2010 to $58.1 million in 2012 and $11.8 million for the three months ended March 31, 2013. In the three months ended March 31, 2013, we sold 12 homes and 54 lots located in seven communities in California. In 2012, we sold 41 homes and 560 lots located in 10 communities in California and Washington State; and in 2011, we sold 33 homes and 118 lots located in seven communities in and around the Central Valley area, the South San Francisco Bay area and the Monterey Bay area of California. In the three months ended March 31, 2013, we generated homebuilding gross margin of $873,000 , or 20.1% , and land development gross margin of $2.9 million , or 38.7% . In the year ended December 31, 2012, we generated homebuilding gross margin of $4.2 million , or 30.1% , and land development gross margin of $11.2 million , or 25.4% . In the three months ended March 31, 2013, we generated homebuilding adjusted gross margin of $935,000 , or 21.6% , and land development adjusted gross margin of $2.9 million , or 38.8% . In the year ended December 31, 2012, we generated homebuilding adjusted gross margin of $4.4 million , or 30.9% , and land development adjusted gross margin of $12.5 million , or 28.4% . Homebuilding adjusted gross margin and land development adjusted gross margin are non-U.S. GAAP financial measures. For a discussion of these measures and a reconciliation of these measures to the most comparable U.S. GAAP financial measure, see “Selected Consolidated Financial Data—Consolidated Gross Margin and Consolidated Adjusted Gross Margin and U.S. GAAP Reconciliation.”
As of March 31, 2013, we owned or controlled 5,061 lots, which approximated an eight year supply of land based on our home and lot sales for the 12 months ended March 31, 2013, and which we believe will support our business strategy for a multi-

year period. While we expect to opportunistically sell residential lots to third-party homebuilders when we believe that will maximize our returns or lower our risk, we expect that homebuilding and home sales will constitute our primary source of revenue growth.
As of March 31, 2013 and 2012 our backlog consisted of 76 homes with an aggregate contractual sales prices of $26.7 million and 7 homes with an aggregate contractual sales price of $1.6 million , respectively. All homes included in our backlog as of March 31, 2012 were closed by December 31, 2012, and we expect all homes in our backlog as of March 31, 2013 to close by December 31, 2013, however, we can provide no assurance that these homes will close.
Since we were acquired by PICO in 2008, we have operated as a wholly owned subsidiary of PICO, and upon completion of this offering, PICO will hold a majority of the voting power of UCP, Inc. and of the economic interests of UCP, LLC, as described in this prospectus under “Organizational Structure.” John R. Hart, PICO’s President and Chief Executive Officer, is a member of our board of directors and Maxim C. W. Webb, PICO’s Chief Financial Officer, is also one of our directors. PICO seeks to invest in businesses using a disciplined, long-term risk-adverse investment approach that emphasizes preservation of capital. As a subsidiary of PICO, the development of our acquisition and financing strategies was influenced by PICO’s substantial experience as an owner of businesses in a variety of industries. We believe that we will continue to benefit from PICO’s substantial business expertise, vision, and public company experience, and that our corporate culture has benefited from the discipline of operating as a subsidiary of a public company. Upon completion of this offering, we will enter into a Transition Services Agreement with PICO, which will provide us with access to a developed public company platform for accounting, human resources and information technology functions, as we develop our own corporate infrastructure.
We have operated our business through UCP, LLC under the name Union Community Partners. Upon completion of this offering, UCP, LLC will become a subsidiary of UCP, Inc. PICO will own % of the economic interests of UCP, LLC ( % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units) and UCP, Inc. will own % of the economic interests of UCP, LLC ( % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units).
Our Competitive Strengths
Substantial Presence in Attractive West Coast Markets
We currently focus on West Coast markets with high barriers to the development of residential real estate, such as geographic or political factors, and that we believe exhibit attractive residential real estate investment characteristics, such as improving levels of employment and population growth relative to national averages. Our extensive land holdings in select markets in California and Washington State provide us significant exposure to the current U.S. housing market recovery. We believe that we are well positioned if housing sales volumes or home price appreciation accelerate in the future and that any such trends would enhance our profit potential.
Since inception, our focus has been on acquiring land at various stages of entitlement and development in the following areas of California: the Central Valley area, the Monterey Bay area and the South San Francisco Bay area. Beginning in 2011, we entered the Puget Sound area of Washington State.
We believe that these residential real estate markets offer an attractive long-term investment opportunity due to favorable demographic trends and positive economic indicators. Currently, evidence of a housing recovery in our markets includes decreasing levels of existing home inventory, high affordability, an increasing volume of new home sales and increasing home prices. Furthermore, recent key housing data in our markets compare favorably to national averages.

	Change 2011-2012				As of December 31,
	Unemployment Rate(1)	Existing Home Price(2)	Existing Home Supply(3)	Single Family Permits(4)	2012 Months of Inventory(5)	JBREC Home Affordability Index(6)
						2012	2011
California	(1.2)%	27.0%	(39.5)%	27.5%	2.6
Monterey County, California	(1.3)%	15.8%	(23.8)%	(24.4)%	3.2	0.1	0.1
Santa Clara County, California	(1.1)%	11.7%	(53.8)%	52.9%	1.2	2.5	1.2
Fresno County, California	(1.3)%	6.0%	(7.3)%	38.2%	3.8	0.3	0.0
Madera County, California	(1.0)%	2.8%	(47.4)%	45.6%	2.0	0.4	0.4
San Benito County, California	(2.2)%	7.0%	(46.7)%	37.5%	1.6	2.5	1.2
Washington State	(1.2)%	4.7%	(27.5)%	29.6%	3.1
Puget Sound Area	(1.0)%	6.7%	(35.3)%	30.6%	2.3	1.0	1.6
National Average	(0.7)%	6.3%	(21.6)%	21.7%	4.4	0.1	0.1
_______

(1)	Bureau of Labor Statistics December 2011 v. December 2012.

(2)	California Association of Realtors (State of CA); Dataquick (CA counties); NorthWest Multiple Listing Service (Puget Sound Area); National Association of Realtors (National).

(3)	California Association of Realtors (State of CA, CA counties); NorthWest Multiple Listing Service (Puget Sound); National Association of Realtors (National).

(4)	SOCDS/HUD (State & County); U.S. Census Bureau (National).

(5)
The approximate number of months it would take to sell the existing single-family housing inventory based on the current annualized sales rate. Existing homes tracked; California Association of Realtors (State of CA, CA counties); NorthWest Multiple Listing Service (Puget Sound Area); National Association of Realtors (National).

(6)
Burns Home Value Affordability Index™ measures the current affordability of housing in a given area compared to that area's historical affordability dating back to 1981. The index uses a housing cost-to-income ratio as its basis and is indexed on a scale of 0-10. A value of 0 represents the most affordable time in an area since 1981, a value of 10 represents the least affordable time and a value of 5 represents the median affordability. The index incorporates mortgage rates, incomes and home values in the housing cost-to-income ratio. The index is computed by JBREC.

For a more detailed discussion of demographic and fundamental housing demand drivers in our markets, see “Market Opportunity” in this prospectus.
Significant Land Position Acquired at Low Cost Basis
Substantially all of our real estate inventory of 5,061 lots as of March 31, 2013 was aggregated since 2008 at what we believe are attractive prices, providing us with significant opportunity, particularly if home prices and overall housing market conditions continue to improve. Throughout the housing market downturn, we continued to implement our disciplined land acquisition methodology, which emphasizes our value-oriented investment philosophy, along with attractive underlying housing market fundamentals, such as favorable long-term demographics, demand for single-family housing that exceeds available supply, desirable educational systems and institutions, high educational attainment levels, well-developed transportation infrastructure, proximity to major trade corridors and employment centers, positive employment trends, diverse employment bases, and high barriers to the development of residential real estate, such as geographic or political factors.

_______
(1) Includes owned lots and lots that we control through purchase or option contracts.
(2) Includes 35 lots purchased in December 2007.

As of March 31, 2013, we owned or controlled 5,061 lots, which approximated an eight year supply of land based on our home and lot sales for the three months ended March 31, 2013, and which we believe will support our business strategy for a multi-year period. We believe that our extensive land holdings may reduce our exposure to potential land shortages or increasing land prices in our markets.
__________

(1)	Includes owned lots and lots that we control through purchase or option contracts.

(2)	Potential lots may be developed within parcels on unentitled land once the developer has obtained necessary governmental approvals to subdivide the lots and develop them.

(3)	Approved lots are marked on a tentative or final subdivision plat or map or have received development allocations by applicable governmental authorities.

(4)	Lots under construction are currently in various stages of construction and not yet finished lots as defined in footnote (5) below.

(5)
Finished lots are ready for construction of homes, subject to the issuance of a building permit and payment of required fees. The lots have been approved and subdivided by a final map or plat recorded in the county records. Finished lots have public utilities in place and are located in subdivisions with roads and other in-place infrastructure.

(6)	Home sites are lots on which a single-family home has been completed or is under construction.
Growth-Focused Company with No Known Legacy Troubled Assets
We believe that our strong balance sheet and absence of known legacy troubled assets enable us to focus on future growth, as opposed to diverting resources to managing troubled assets. Because our land acquisition activity accelerated in January 2008 after we were acquired by PICO, we have no known legacy assets in markets, or at acquisition costs, that we believe are no longer commercially viable, nor do we believe that we have significant liabilities related to assets that are no longer commercially viable, unlike many competitors that were negatively impacted by the recent housing downturn. Our land inventory has been underwritten at valuations that we believe remain attractive and is located in markets on which we have strategically focused since the 2007 downturn commenced. The absence of known legacy assets and liabilities has aided us in attracting and retaining experienced and talented homebuilding and real estate development personnel. We believe that we are well-positioned to achieve economies of scale as we seek to grow our business.

Access to Privately Negotiated Land and Lot Acquisitions, and to Projects with Significant “Value-Add” Opportunities
Our strong local relationships and proven land acquisition, development and homebuilding platform have allowed us to generate attractive adjusted gross margins. We benefit from the long-standing relationships our executive management team has with key land owners, brokers, lenders, and development and real estate companies in our markets that have provided us with opportunities to evaluate and privately negotiate acquisitions outside of a broader marketing process. In addition, we believe that our strong balance sheet, positive reputation in our markets among potential land sellers and brokers as a homebuilder and land developer, and track record of acquiring over 6,000 lots since 2008 provide land sellers and brokers confidence that we will consummate transactions in a highly professional, efficient and transparent manner, which in turn strengthens these relationships for future opportunities. We believe our relationships with land owners and brokers will continue to provide opportunities to source land acquisitions privately, helping us to maintain a significant pipeline of opportunities on favorable terms and prices.
The land development process in our markets can be very complex and often requires highly-experienced individuals that can respond to numerous unforeseen challenges with a high degree of competency and integrity. We actively seek land acquisition opportunities where others might seek to avoid complexities, as we believe we can add significant value through our expertise in entitlements, re-entitlements, horizontal land planning and development, and by designing and selling homes to targeted home buyer segments that are attracted to our differentiated new home product.
Proven Land Acquisition Underwriting Methods
Our executive management team has developed a rigorous and disciplined land acquisition underwriting methodology, which has guided our land acquisition activities. Rooted in an analytical approach to decision making, our underwriting methods emphasize risk identification and mitigation, and screen for fundamental asset value with high risk-adjusted return potential. Our underwriting models help us identify, evaluate and act upon residential acquisition and development opportunities based on a variety of indicators, including demand for single-family housing that exceeds available supply, high single-family home affordability, and areas with well regarded educational systems and institutions, high educational attainment levels, accommodative transportation infrastructure, proximity to major trade corridors, positive employment trends, diverse employment bases and geographic or political barriers that limit the development of new housing.
Our executive management team is closely involved in the sourcing, underwriting, negotiation and closing of our land transactions. Our rigorous diligence process entails gaining a detailed understanding of the risks and profit potential of each asset, internal and third-party analysis of local supply and demand factors, internal and third-party analysis of competitive market dynamics, and analysis of broader market conditions, such as prevailing employment and demographic information.
Innovative Homebuilding Platform with Distinctive, Diverse Product Offering
We build homes through our wholly owned homebuilding subsidiary, Benchmark Communities. Benchmark Communities operates under the principle that “Everything Matters!” This principle underlies all phases of our new home process including planning, construction, sales and customer service. Based on third-party surveys and realtor feedback, our Benchmark Communities brand is recognized by home buyers in markets where Benchmark Communities has built and sold homes for its high-quality construction materials and craftsmanship, cutting edge home design, and customer-centric service and warranty programs. Eliant Surveys, a third-party customer experience management company that has been surveying buyers of new homes for over twenty years, surveys our home buyers after closing on their home purchases. For the three months ended March 31, 2013, our initial quality and customer service scores were 90.7% and 97.0%, respectively, as compared to national homebuilder averages of 85.8% and 90.6% respectively.
We are diversified by product offering, which we believe broadens our exposure to the housing recovery and reduces our exposure to any particular market or customer segment. Target home buyers vary by project and geographic market, in part dictated by each particular asset, its location, topography and competitive market positioning and the amenities of the surrounding area and the community in which it is located.
Optionality Provided by Our Hybrid Homebuilding and Land Development Strategy
As a hybrid homebuilder and land developer, we are strategically positioned to either build new homes on our lots or to sell our lots to third-party homebuilders. While our business plan contemplates building new homes on the majority of our lots, we proactively monitor market conditions and our nimble operations allow us to opportunistically sell a portion of our lots to third-party homebuilders if we believe that will maximize our returns or lower our risk. We believe our ability and willingness to opportunistically build on or sell our lots to third-party homebuilders affords us the following important advantages:

•	exploit periods of cyclical expansion by building on our lots;

•	manage our operating margins and reduce operating income volatility by opportunistically selling lots as operating performance and market conditions dictate; and

•	manage operating risk in periods where we anticipate cyclical contraction by reducing our land supply through lot sales.
Proven and Experienced Management Team
With an average of 23 years of residential land acquisition, development and homebuilding experience, our executive management team, led by Dustin L. Bogue, our President and Chief Executive Officer, William J. La Herran, our Chief Financial Officer and Treasurer, and James W. Fletcher, our Chief Operating Officer, successfully guided our company through the deep and extensive housing depression that lasted from our inception through 2012. During this time and through March 31, 2013, our executive management team has executed over 40 land acquisition transactions valued at more than $219.1 million of invested capital and totaling over 6,000 lots.
Beginning in early 2008, our executive management team developed and implemented our strategy of acquiring a significant amount of residential land, at what we believe to be meaningful discounts to its long-term value, for us to build homes upon or sell to third-party homebuilders. We believe our executive management team has positioned us to benefit significantly from any continuation of the U.S. housing recovery, with positive exposure to any related home price appreciation.
Our Business Strategy
We actively source, evaluate and acquire land for residential real estate development and homebuilding. For each of our real estate assets, we periodically analyze ways to maximize value by either (i) building single-family homes and marketing them for sale under our Benchmark Communities brand, or (ii) completing entitlement work and horizontal infrastructure development and selling finished lots to third-party homebuilders. We perform this analysis using a disciplined analytical process, which we believe is a differentiating component of our business strategy.
We believe that we are well positioned to capitalize on any continuation of the prevailing housing market recovery through the disciplined execution of the following strategies:
Grow Revenue by Increasing Community Count
As of March 31, 2013, we owned or controlled 5,061 lots, providing us with significant lot supply, which we believe will support our business strategy for a multi-year period. We believe that our sizable inventory of well located land provides us with a significant opportunity to develop communities and design, construct, and sell homes under our Benchmark Communities brand. While we expect to opportunistically sell select residential lots to third-party homebuilders when we believe that will maximize our returns or lower our risk, we expect that homebuilding and home sales will constitute our primary means of generating revenue growth for the foreseeable future. As of March 31, 2013, we had five actively selling communities consisting of 290 lots, and we expect to open eight additional communities during the remainder of 2013. However, this is subject to market and operating conditions, and no assurance can be given that we will open these communities during this time period.
Continue to Implement Return-Focused Investment and Operational Discipline
When acquiring real estate assets, we focus on seeking maximum long-term risk-adjusted returns. Our underwriting and operating philosophies emphasize capital preservation, risk identification and mitigation, and risk-adjusted returns. Our investing and operating discipline have resulted in consolidated gross margin percentages of 26.5% and 5.3% for the years ended December 31, 2012 and 2011, respectively and 31.9% and 31.8% for the three months ended March 31, 2013 and 2012, respectively; and consolidated adjusted gross margin percentages of 29.0% and 30.2% for the years ended December 31, 2012 and 2011, respectively and 32.5% and 35.0% for the three months ended March 31, 2013 and 2012, respectively. We seek to mitigate our exposure to market downturns and capitalize on market upturns through the following key strategies:

•	identifying the risks associated with our assets and business, including market, entitlement and environmental risks, and structuring transactions to minimize the impact of those risks;

•	maintaining high quality in our construction activities;

•	maintaining a strong balance sheet, using a prudent amount of leverage;

•	leveraging our purchasing power and controlling costs;

•	attracting highly experienced professionals and encouraging them to maintain a deep understanding and ownership of their respective disciplines;

•	maintaining a strong corporate culture that is based on integrity, honesty, transparency, value, quality and excellence; and

•	maintaining rigorous supervision over our operations.
Maximize Benefits of Hybrid Homebuilding and Land Development Model
Our business model provides the flexibility to monetize the value of our land assets either by building and selling homes through Benchmark Communities or developing land and selling lots to third-party homebuilders. When evaluating monetization strategies for our land assets, we consider each asset’s potential contribution to our overall performance, taking into account the time frame over which we may monetize the asset, rather than simply considering its ability to drive sales in a particular submarket over a short period of time. While we currently intend to monetize the majority of our land assets by building homes on our lots, we believe our hybrid homebuilding and land development model provides us with increased flexibility to seek to maximize risk-adjusted returns as market conditions warrant.
Design, Construct and Develop High Quality, Innovative Homes and Communities
We believe our target home buyers look for distinctive new homes; accordingly, we design homes in thoughtful and creative ways to create homes that we expect buyers will find highly desirable. We seek to accomplish this by collecting and analyzing information about our target home buyers and incorporating our analysis into new home designs. We source information about target home buyers from our experience selling new homes and through market research that enables us to identify design preferences that we believe will appeal to our customers. We target diverse buyer segments, including first-time buyers, first-time move-up buyers, second-time move-up buyers and move-down buyers. Most of our communities target multiple buyer segments within such community, enabling us to seek increased sales pace and reduce our dependence on any single buyer segment. For example, our East Garrison project in Monterey County, California is expected to ultimately include eight communities. Each of these communities will be designed, appointed and branded to appeal to a specific buyer segment that we have identified as sizable and that offer significant potential demand. We choose the targeted buyer segments based upon internal research, multiple third-party research reports and our senior management team’s extensive experience.
We contract with high quality architects, engineers and interior designers to assist our experienced internal product development personnel in designing homes that are intended to reflect our target customers’ tastes and preferences. In addition to identifying desirable design and amenities, this process includes a rigorous value engineering strategy that allows us to seek efficiencies in the construction process.
Deliver Superior High-Touch Customer Service
We seek to make the home buying experience friendly, effective and efficient. Our integrated quality assurance and customer care functions assign the same personnel at each community the responsibility for monitoring quality control and managing customer service. As a standard practice, we communicate with each homeowner at least seven times during their first two years of ownership in an effort to ensure satisfaction with their new home. Additionally, we monitor the effectiveness of our service efforts with third-party surveys that measure our home buyers’ perception of the quality of our homes and the responsiveness of our customer service. Our customer service program seeks to optimize customer care in terms of availability, response time and effectiveness, and we believe that it reduces our exposure to future liability claims. We believe that our continuing commitment to quality and customer service provides a compelling value proposition for prospective home buyers and reduces our exposure to long-term construction defect claims.
Selectively Pursue Geographic Expansion
Our geographic expansion strategy targets markets with favorable housing demand fundamentals, including, in particular, long-term population and employment growth. Attributes that make submarkets attractive to us include constrained lot supply, high-ranking schools, affordability, and proximity to transportation corridors and retail centers, among other factors. We avoid submarkets that are challenged by impediments such as excessive residential foreclosure, excessive lot supply and unusually high unemployment. Additionally, we may evaluate the acquisition of other homebuilders or land developers when we believe we can generate operational efficiencies or enter into new markets that may offer attractive fundamentals.

We believe that our acquisition by PICO and subsequent integration into PICO’s operations have provided us with first-hand knowledge of how to successfully grow through selective acquisitions.
Project Sales by County
The following table sets forth home and lot sales revenue and units delivered by county for our projects during the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012 and 2011.

	Three Months Ended March 31,				Year Ended December 31,
	2013		2012		2012		2011
	Unit Sales	Units Delivered	Unit Sales	Units Delivered	Unit Sales	Units Delivered	Unit Sales	Units Delivered
	(In thousands, except Units Delivered)
Home Sales
California
Monterey County	$685	3	$1,108	4	$5,588	21	$1,288	5
Santa Clara County	1,664	3	—	—	3,760	6	—	—
Fresno County	1,568	5	—	—	715	2	3,169	10
Madera County	—	—	425	2	665	3	3,828	18
San Benito County	416	1	—	—	3,332	9	—	—
Total Home Sales	$4,333	12	$1,533	6	$14,060	41	$8,285	33

Lot Sales
California
Santa Clara County	$7,470	54	—	—	$13,810	92	$11,835	70
Fresno County	—	—	—	—	20,502	356	4,058	48
Washington
King County	—	—	$2,002	26	9,754	112	—	—
Total Land Sales	$7,470	54	$2,002	26	$44,066	560	$15,893	118

Total Sales	$11,803	66	$3,535	32	$58,126	601	$24,178	151

Description of Completed Projects and Projects under Development
The following table presents project information relating to each of our markets as of March 31, 2013 and includes information for all projects completed since our acquisition by PICO in January 2008 and projects with communities expected to open during the remainder of 2013.

Location	Actual or Projected Year of First Delivery	Projected Total Number of Homes(2)	Cumulative Units Closed as of March 31, 2013	Backlog at March 31, 2013(3)	Owned Lots as of March 31, 2013(4)	Actual or Anticipated Sales Price Range (In thousands)	Home Size Range (sq. ft.)
California
Monterey County:
SummerField, Soledad	2011	58	29	22	29	$205-$332	1,360-2,080
Artisan, East Garrison	2013(1)	75			75	$487-$565	1,719-2,411
Heritage, East Garrison	2013(1)	71			71	$555-$640	2,127-2,877
Monarch, East Garrison	2013(1)	65			65	$445-$485	1,575-1,789
Santa Clara County:
Jasper Hill, Morgan Hill	2011	19	9	10	10	$480-$600	1,392-2,335
Fairview, Gilroy	2013(1)	23			23	$680-$794	2,710-3,346
Fresno County:
Vintage Collection, Clovis	2011	19	10			$262-$362	2,423-4,272
Vantage, Clovis	2011	79	6	17	73	$317-$384	2,257-3,331
Dakota Square, Fresno	2013(1)	169	1	17	168	$255-$324	1,816-2,912
Pasaro, Clovis	2013(1)	121			121	$328-$386	2,298-3,331
Red Hawk, Sanger	2013(1)	30			30	$380-$415	2,499-3,331
Madera County:
Coronado, Madera	2011	20	20			$150-$300	2,047-3,510
Coronado II, Madera	2013(1)	183			183	$175-$215	1,536-2,376
San Benito County:
Walnut Park	2012	20	10	10	10	$340-$430	1,536-2,376
Washington
Thurston County:
Sagewood I, Tumwater	2013(1)	97			97	$213-$233	1,600-2,050
Sagewood III, Tumwater	2013(1)	45			45	$273-$300	2,250-2,800

Total:		1,094	85	76	1,000
_______

(1)	Projected year of first delivery is based upon management’s estimates and is subject to change.
(2)	Projected number of homes to be built at completion is subject to change and there can be no assurance that we will build all of these homes.
(3)
Backlog consists of homes under sales contracts that have not yet closed, and there can be no assurance that closings of such contracts will occur. As of March 31, 2013 the value of our backlog was $21.8 million, and we expect that all of this amount should be converted to completed sales by December 31, 2013.

(4)	Owned lots as of March 31, 2013 include owned lots in backlog as of March 31, 2013.

Owned and Controlled Lots

As of March 31, 2013, we owned or controlled, pursuant to purchase or option contracts, an aggregate of 5,061 lots. The following table presents certain information with respect to our owned and controlled lots as of March 31, 2013.

	As of March 31, 2013
	Owned	Controlled(1)	Total
Central Valley Area-California	1,875	364	2,239
Monterey Bay Area-California	1,599	—	1,599
South San Francisco Bay Area-California	70	347	417
Puget Sound Area-Washington	711	95	806
Total	4,255	806	5,061
_______
(1) Controlled lots are those subject to a purchase or option contract.
Subsequent to March 31, 3013 we entered into purchase contracts to acquire 735 additional residential lots.  If we complete all of these acquisitions, the aggregate purchase price for these lots would be $31.1 million .  No assurance can be given that we will consummate these acquisitions as currently contemplated.
Acquisition Process
Our ability to identify, evaluate and acquire land in desirable locations and on favorable terms is critical to our success. We evaluate land opportunities based on risk-adjusted returns and employ a rigorous due diligence process to identify risks, which we then seek to mitigate.
We leverage our relationships with land owners, brokers, developers and financial institutions, and our history of purchasing land since 2008, to seek the “first look” at land acquisition opportunities or to evaluate opportunities before they are broadly marketed. We use a variety of transaction structures, including purchase and option contracts to maximize our risk-adjusted return, with particular emphasis on reducing our risk, conserving our capital and accommodating the particular needs of each seller.
We combine our entitlement, land development and homebuilding expertise to increase the flexibility of our business, seek enhanced margins, control our lot deliveries and maximize returns. Additionally, we believe that the integration of the entitlement, development and homebuilding process allows us to deliver communities that achieve a high level of customer satisfaction. Our entitlement expertise allows us to add value through the zoning and land planning process. Our land development entitlement expertise allows us to consider a broader range of land acquisition opportunities from which to seek superior risk-adjusted returns.
We selectively evaluate expansion opportunities in our existing markets as well as new markets that we believe have attractive long-term investment characteristics. These characteristics include, among others, demand for single-family housing that exceeds available supply, historically high single-family home affordability, well regarded educational systems and institutions, high educational attainment levels, desirable transportation infrastructure, proximity to major trade corridors, positive employment trends, diverse employment bases and high barriers to the development of residential real estate, such as geographic or political factors. Our success in identifying and integrating expansion opportunities and new markets demonstrates the scalable nature of our business and provides us with a foundation for future growth.
Homebuilding, Marketing and Sales Process
We typically develop communities in phases of four to twelve homes based upon projected sales rates.  In order to reduce labor and material costs and administrative inefficiencies in the construction process, we adhere to an “even flow” construction methodology that allows us to standardize the timing of new home starts. Our even flow method provides visibility to our material suppliers, vendors and subcontractors, helping them balance their labor and material needs consistently over time, which we believe results in higher-quality craftsmanship and lower production costs to us. Our even flow method provides us enhanced visibility, oversight, and control of the production process, and allows us to more effectively manage our working capital accounts.

We routinely monitor and actively manage our even flow production process to align with prevailing and expected future unit absorption trends.  In the event our inventory builds faster than homes are sold, we will typically halt construction when homes are structurally complete, but prior to the selection of certain amenities, such as flooring and counter tops, until we have entered a sales contract and received a non-refundable customer deposit.  This process allows us to reduce the amount of capital invested in our inventory of homes until homes are under contract for sale and allows buyers to select and customize certain non‑structural elements of the home.
Our sales and marketing process uses extensive advertising and promotional strategies, including Benchmark Communities’ website, community marketing brochures, and the use of billboards and other roadside signage. The information contained on, or that can be accessed through, Benchmark Communities’ or our website is not incorporated by reference into and is not a part of this prospectus. Home sales are conducted through our wholly owned subsidiary, BMC Realty. BMC Realty holds our required license with the California Department of Real Estate, thereby allowing us to sell residential real estate.  Prior to selling homes in Washington State, we intend to obtain a Washington Real Estate Firm License for BMC Realty.
We typically staff two professional sales personnel at each of our communities. Our in-house sales force have offices in their respective model complex and are responsible for selling homes, interfacing with customers between the time a sales contract is executed and the home sale closes, and coordinating with our escrow management department. Our sales personnel work with potential buyers by demonstrating the functionality and livability of our homes with floor plans, price information, development and construction timetables, tours of model homes and the selection of amenities. Our sales personnel are internally trained, generally have prior experience selling new homes in their respective markets and are licensed by applicable real estate oversight agencies.
Because we routinely introduce new home designs for most of our markets, model homes are one of our primary sales tools. Depending on the amount of time we expect it will take to complete sales at a community and the number of different homes we are offering, we typically build between two and ten model homes. As of December 31, 2012, we owned seven completed model homes. Our marketing staff uses interior designers, architects and color consultants to create model homes designed to appeal to our targeted home buyers. Our models typically include features that are included in the base price of the particular home model, and options and upgrades that a home buyer may elect to purchase with a price increase. We often use an onsite design center that offers our customers the opportunity to purchase various options and upgrades and provides additional revenue opportunities.
Home Buyer Financing
The majority of home buyers finance a significant portion of the purchase price of their home with long-term mortgage financing. We assist prospective purchasers in obtaining mortgage financing by providing referrals to one of our preferred lenders. These are reputable lenders that typically have provided financing for multiple homes that we have sold. Through our referral process to lenders that have financed homes that we have built, we seek to reduce the challenges that may be encountered when trying to obtain mortgage financing for homes that are under construction.
We seek to assist our home buyers in obtaining financing by arranging with mortgage lenders to offer qualified buyers a variety of financing options. Substantially all home buyers utilize long‑term mortgage financing to purchase a home and mortgage lenders will usually make loans only to qualified borrowers.
Quality Control and Customer Service
We pay particular attention to the product design process and carefully consider quality and choice of materials in order to attempt to eliminate building deficiencies. The quality and workmanship of the subcontractors we employ are monitored and we make regular inspections and evaluations of our subcontractors to seek to ensure that our standards are met.
We have quality control and customer service staff whose role includes providing a positive experience for each home buyer throughout the pre‑sale, sale, building, closing and post‑closing periods. These employees are also responsible for providing after sales customer service. Our quality and service initiatives include taking home buyers on a comprehensive tour of their home prior to closing and using customer survey results to improve our standards of quality and customer satisfaction.
Warranty Program
We provide a two year “fit and finish” warranty on our home sales that covers workmanship and materials. In addition to our warranty program, during their first two years of ownership we offer our home buyers assistance learning how to maintain their homes in an effort to enhance customer satisfaction and minimize long-term problems. Since we use third-party subcontractors to construct our homes, we generally require our subcontractors to warranty their work to us.

Thus, if there is a problem with materials or a construction defect, we are contractually entitled to require the particular subcontractor to assist us in correcting the issue. The limited warranty covering construction defects is transferable to subsequent buyers not under direct contract with us and requires that home buyers agree to the definitions and procedures set forth in the warranty including the submission of unresolved construction related disputes to binding arbitration. We accrue estimated warranty costs based upon our estimates of the amount we expect to pay for work under warranty.

There can be no assurance, however, that the terms and limitations of the limited warranty will be effective against claims made by home buyers, that we will be able to renew our insurance coverage or renew it at reasonable rates, that we will not be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible construction defects, soil subsidence or building related claims or that claims will not arise out of uninsurable events or circumstances not covered by insurance and not subject to the effective indemnification agreements with our subcontractors.
Seasonality
The homebuilding industry generally exhibits seasonality. We have historically experienced, and in the future expect to continue to experience, variability in our operating results and capital needs on a quarterly basis. Although we enter into home sales contracts throughout the year, a significant portion of our sales activity takes place during the spring and summer, with the corresponding closings taking place during the fall and winter. Additionally, our capital needs are typically greater during the spring and summer when we are building homes for delivery later in the year. Accordingly, our revenue may fluctuate significantly on a quarterly basis, and we must maintain sufficient liquidity to meet short-term operating requirements. As a result of seasonal variation, our quarterly results of operations and financial position at the end of a particular quarter are not necessarily representative of the results we expect at year end. We currently expect the traditional seasonality cycle and its impact on our results to become more prominent if and as the present housing recovery progresses and the housing markets and homebuilding industry return to a more normal operating environment.
Segments
We organize our operations into two reportable segments: homebuilding and land development. For a more detailed description of and financial information about our segments, please see note 9 to the consolidated financial statements for the years ended December 31, 2012 and 2011 of UCP, LLC, and note 8 to the condensed consolidated financial statements for the three months ended March 31, 2013 and 2012 of UCP, LLC, included elsewhere in this prospectus.
Raw Materials
When constructing homes we use various materials and components. It has typically taken us four to six months to construct a home, during which time we are subject to price fluctuations in raw materials.
Our Financing Strategy
We intend to use debt and equity as part of our ongoing financing strategy, coupled with redeployment of cash flows from continuing operations, to provide us with the financial flexibility to access capital on attractive terms. In that regard, we expect to employ prudent levels of leverage to finance the acquisition and development of our lots and construction of our homes. As of March 31, 2013, the aggregate commitment of our acquisition and development loans and our constructions loans was $48.5 million , of which $38 million was outstanding. Our indebtedness is primarily comprised of project-level secured acquisition, development and constructions loans, with recourse limited to the securing collateral. However, as of March 31, 2013, loans with an aggregate commitment of $17.1 million and an outstanding balance of $10.6 million were guaranteed by us and PICO. As of March 31, 2013, our aggregate loan commitments consisted of $48.5 million project‑specific revolving loans and several other loan agreements related to the acquisition and development of lots and the construction of model homes and homes for sale. Our board of directors considers a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long‑term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we expect to remain conservatively capitalized. However, our charter will not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.
We intend to finance future acquisitions and developments with the most advantageous source of capital available to us at the time of the transaction, which may include a combination of common and preferred equity, secured and unsecured corporate level debt, property‑level debt and mortgage financing and other public, private or bank debt.

Government Regulation and Environmental Matters

We are subject to numerous local, state, federal and other laws, statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not fully permitted, entitled or authorized for development may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow‑growth” or “no‑growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development fees and exactions for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development.
We are also subject to a variety of local, state, federal and other laws, statutes, ordinances, rules and regulations concerning the environment, hazardous materials, and human health and safety. The particular environmental requirements which apply to any given homebuilding site vary according to multiple factors, including the site’s location, its environmental conditions and the current and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas. In addition, in those cases where an endangered or threatened species is involved, environmental rules and regulations can result in the restriction or elimination of development in identified environmentally sensitive areas. From time to time, the EPA and similar federal, state or local agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Although we are not currently aware of any required capital or other expenditures relating to environmental matters that will be material, we may be required to make such expenditures in the future. Environmental laws are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure you that environmental, health and safety laws will not change or become more stringent in the future in a manner that could have a material adverse effect on our business. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. California is especially susceptible to restrictive government regulations and environmental laws.
Under various environmental laws, current or former owners and operators of real estate, as well as persons that have arranged for the disposal or treatment of hazardous substances at a site regardless of whether such person owned or operated such site, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for personal injury and property damage, and for investigation and clean‑up costs incurred by such parties in connection with the contamination. Liability under such environmental laws can be retroactive, strict, joint and several and can be imposed regardless of fault. Although we do not currently anticipate material liabilities in connection with such environmental laws, we may be required to make expenditures for environmental remediation in the future. Moreover, a mitigation system may be installed during the construction of a home if a cleanup does not remove all contaminants of concern or to address a naturally occurring condition such as radon or methane. Some buyers may not want to purchase a home with a mitigation system and the value of such property may be reduced.
Competition
The homebuilding and land development industry is highly competitive. We compete with numerous large national and regional homebuilding companies and with smaller local homebuilders and land developers for, among other things, home buyers, financing, desirable land parcels, raw materials and skilled management and labor resources. We and our land development customers also compete with sales of existing homes and, to a lesser extent, with the rental housing market. Our homes compete on the basis of design, quality, price and location. In addition to home sales, we sell lots to third-party homebuilders. We complete for land buyers with other land owners. Our land holdings compete on the basis of quality, market positioning, location and price. The homebuilding and land development industry has historically been subject to significant volatility. We may be at a competitive disadvantage with regard to certain of our national competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturn in the housing market. We strive to maintain a well-capitalized balance sheet to protect against certain market volatility.

We compete directly with a number of large national homebuilders such as D. R. Horton Inc., Hovnanian Enterprises, Inc. and Lennar Corporation who are larger than we are and have greater financial and operational resources than we do. This may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competition could reduce our market share and limit our ability to expand our business as we have planned.
Employees
As of March 31, 2013, we had 63 employees, 41 of whom were executive, management or administrative personnel, 11 of whom were sales and marketing personnel and 11 of whom were involved in field construction. Although none of our employees are covered by collective bargaining agreements, certain of the subcontractors engaged by us are represented by labor unions or are subject to collective bargaining arrangements. We believe that our relations with our employees and subcontractors are good.
Legal Proceedings
We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

MANAGEMENT

Officers, Directors and Director Nominees

Upon the completion of this offering, our board of directors will consist of five directors. Of these five directors, we believe that two will be considered “independent,” with independence being determined in accordance with the listing standards established by the New York Stock Exchange. Our board of directors will be divided into three classes upon completion of this offering, Class 1, Class 2 and Class 3. At each annual meeting of our stockholders, one class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The initial terms of the Class 1 directors, Class 2 directors and Class 3 directors will expire upon the election and qualification of successor directors at the annual meetings of our stockholders held during the calendar years 2014, 2015 and 2016, respectively. There will be no cumulative voting in the election of directors. Consequently, at each annual meeting, the successors to the directors whose terms are then expiring will be elected by a plurality of the votes cast at that meeting. Pursuant to an Investor Rights Agreement that we will enter into with PICO prior to the completion of this offering, PICO will have the right to nominate two individuals for election to our board of directors for as long as PICO owns 25% or more of the combined voting power of our outstanding Class A and Class B common stock and one individual for as long as it owns at least 10% (in each case, excluding any shares of our common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares). So long as PICO holds any shares of our Class B common stock, PICO shall be entitled to one vote for each Series A Unit of UCP, LLC that it holds regardless of the number of shares of Class B common stock that it holds. Messrs. Bogue, La Herran and Fletcher will agree to vote all shares of our Class A common stock that they own in favor of the PICO nominees in any election of directors for as long as PICO owns at least 10%. Pursuant to the Investor Rights Agreement, PICO will not be entitled to nominate individuals for election to our board of directors if their election would result in PICO nominees comprising more than two of our directors (for as long as PICO owns 25% or more of the combined voting power of our outstanding Class A and Class B common stock) or one of our directors (for as long as PICO owns at least 10%, but less than 25%, of the combined voting power of our outstanding Class A and Class B common stock). Subject to PICO’s nomination rights under the Investor Rights Agreement, candidates for election to our board of directors will be nominated by the nominating and corporate governance committee of our board of directors or by our stockholders, subject to compliance with our bylaws.
Set forth below are the names, ages and positions of our directors and officers as of the date of this prospectus, after giving effect to the Offering Transactions described in this prospectus under “Organizational Structure,” and the persons who have agreed to become directors upon the completion of this offering, whom we refer to as our director nominees.

Name	Age	Position with the Company
Mr. John R. Hart	53	Director (Class 1 term will expire in 2014)
Mr. Dustin L. Bogue	38	President, Chief Executive Officer and Director (Class 2 term will expire in 2015)
Mr. William J. La Herran	48	Chief Financial Officer and Treasurer
Mr. James W. Fletcher	55	Chief Operating Officer
Mr. W. Allen Bennett, Esq.	50	Vice President and General Counsel
Mr. Shawn A. Milligan	42	Senior Vice President of Land Acquisitions
Mr. Maxim C. W. Webb	52	Director (Class 3 term will expire in 2016)
Michael C. Cortney*	65	Chairman of our Board of Directors and Independent Director (Class 3 term will expire in 2016)
Peter H. Lori*	47	Independent Director (Class 2 term will expire in 2015)
 _______

*	This individual has agreed to become a member of our board of directors upon the completion of this offering and is expected to be an independent director.

Biographical Information
The following is a summary of certain biographical information concerning our directors, our officers and our director nominees.
John R. Hart. Mr. Hart has served as the chairman of UCP, LLC’s board of managers since it was formed in October 2007 (however, UCP, LLC conducted no substantive operations prior to its acquisition of the business conducted by Union Community Partners, LLC on January 4, 2008), is a member of our board of directors and, following the Offering Transactions, will continue to serve as a member of our board of directors. Mr. Hart has also served as the President and Chief Executive Officer and as a member of the board of directors of PICO Holdings, Inc. since 1996.

Mr. Hart also serves as an officer and/or director of the following subsidiaries of PICO Holdings, Inc.: Vidler Water Company, Inc. (Director since 1995, Chairman since 1997, and Chief Executive Officer since 1998), and PICO Northstar, LLC (Director and Chief Executive Officer since 2010).
Mr. Hart served an officer/or director of Physicians Insurance Company of Ohio, a wholly-owned subsidiary of PICO (Director from 1993 to 2012, and President and Chief Executive Officer from 1996 to 2012). From 1996 to 2012, Mr. Hart also served as director of Citation Insurance Company, also a wholly-owned subsidiary of PICO. From 1997 to 2006, Mr. Hart was a director of HyperFeed Technologies, Inc., formerly an 80% owned subsidiary of PICO Holdings, Inc., where he served as chairman of the nominating committee and as a member of the compensation committee. Mr. Hart received his B.A. in Economics from Pomona College. He has been the chairman of our board of managers for over five years, and his leadership and strategic guidance over these years have been critical to our success. Mr. Hart’s broad business experience provides valuable insight to the board as it reviews our strategic and financial plans leading to our conclusion that he should serve on our board of directors.
Dustin L. Bogue. Mr. Bogue has served as our President and Principal Executive Officer since 2008 and, following the Offering Transactions, will serve as our President and Chief Executive Officer and as a member our board of directors. Mr. Bogue was involved with the formation of our predecessor, Union Community Partners, LLC in 2004. Mr. Bogue was instrumental in Union Community Partners, LLC’s acquisition and entitlement of several communities in Northern California. In 2008, Union Community Partners, LLC was acquired by PICO Holdings, Inc. and the name was changed to UCP, LLC. Since 2008, Mr. Bogue has overseen the investment and management of over $219.1 million in residential real estate in Northern California and, since 2010, the Puget Sound area of Washington State. Mr. Bogue was instrumental in creating our subsidiary, Benchmark Communities, LLC in 2010, with the goal of creating outstanding communities with exceptional value and sustainability. Since Union Community Partners, LLC’s inception in 2004, Mr. Bogue has been principally responsible for developing the strategic direction of our company and our operations. Prior to joining our company, Mr. Bogue was a vice president of development and sales at Landcastle Real Estate from 2001 to 2004. From 1999 to 2001, Mr. Bogue worked for Wellington Corporation of Northern California, a subsidiary of Triple Five National Development Company. At Wellington, Mr. Bogue was a director of land acquisitions and development, managing Wellington’s California real estate portfolio, including acquisition, disposition and development. Additionally, at Wellington, Mr. Bogue was actively involved in creating two technology start-ups: Bridgewater Ventures, an early-stage venture capital company, and Cenatek, Inc., a solid-state storage device company where Mr. Bogue served as an executive vice president. Mr. Bogue’s position as our President and Chief Executive Officer, his leadership capabilities, his thorough knowledge of all facets of our business and operations and his in-depth experience in the homebuilding business lead to our conclusion that Mr. Bogue should serve on our board of directors.
William J. La Herran. Mr. La Herran has served as our Chief Financial Officer since 2005 and, following the Offering Transactions, will continue in the same role and will serve as our Treasurer. Mr. La Herran has over 29 years of finance experience in a broad array of industries and financing structures. Prior to joining our company, Mr. La Herran was the Senior Vice President at United American Bank, a banking start-up located in San Mateo, California from 2004 to 2005. Prior to working at United American Bank, Mr. La Herran spent more than six years, from 1998 to 2004, in the high technology industry at Deutsche Bank, Sand Hill Capital and City National Bank. Mr. La Herran spent several years in international banking with Banque National de Paris and Westpac Banking Corporation. Mr. La Herran was a co-founder and a board member of Envision Schools, Inc., a non-profit charter high school organization in San Francisco and was a board member at St. Matthew’s Catholic School in San Mateo. Mr. La Herran received his B.S. in Business from St. Mary’s College in Moraga, California.
James W. Fletcher. Mr. Fletcher joined us in 2008 and has served as our Chief Operating Officer since 2012 and, following the Offering Transactions, will continue in the same role. From 2008 to 2012, Mr. Fletcher was our Vice President of Acquisitions and Development. Mr. Fletcher has been involved in the real estate development and construction business for over 33 years and previously worked for The Fletcher Company, a real estate development and construction company, located in Monterey, California from 1995 to 2008, where he was a principle partner and stockholder. Mr. Fletcher has significant experience in locating and acquiring high-quality real estate projects and formulating overall strategic development concepts, while leading project development teams through the entire development cycle from entitlements to sale. Mr. Fletcher received his B.A. in Business from the University of Arizona, College of Business Administration and holds a California Real Estate/Broker’s license.
W. Allen Bennett. Mr. Bennett joined us as Vice President and General Counsel in April 2009 and, following the Offering Transactions, will continue in the same roles and will serve as the Secretary of our board of directors. He has over 30 years of experience in the real estate industry both as a Real Estate Salesman/Broker and a Real Estate Attorney, with his last nine years spent directly in the land acquisition and homebuilding industries. He is responsible for the company’s legal affairs, including finance and real estate transactions, corporate governance, regulatory compliance and litigation matters. Prior to joining us, Mr. Bennett was Director of Land Acquisition and Entitlements for Centex Homes, a public homebuilder, with its offices located in the Central Valley of California from 2004 to 2009. Prior to that he was a partner in the law firm of Sagaser, Franson and Jones specializing in real estate litigation from 1999 to 2004.
He also served as General Counsel for Land West, Inc., a large farming and real estate corporation with offices in San Francisco and the Central Valley of California from 1996 to 1999 and as a real estate litigation associate with McCormick Barstow Sheppard Wayte and Carruth from 1994 to 1996. Prior to becoming an attorney, Mr. Bennett was a real estate salesman and Broker working with such firms as Grubb and Ellis and owning his own real estate company with his father. Mr. Bennett received his B.A. in Business Administration from California State University, Fresno and his J.D., with Distinction, from San Joaquin College of Law, where he served as Executive Editor of the San Joaquin Agricultural Law Review.
He is a member of the State Bar of California and is admitted to practice before all state courts in California, the Federal Court for the Eastern District of California and the United States Supreme Court.
Shawn A. Milligan. Mr. Milligan has served as our Vice President of Land Acquisitions since 2009 and, following the Offering Transactions, will serve as our Senior Vice President of Land Acquisitions. Mr. Milligan is a second generation land acquisition professional and is responsible for overseeing our land acquisition efforts. Mr. Milligan is responsible for identifying and assessing land acquisition opportunities within our markets. Prior to joining our company, Mr. Milligan served as a vice president of KT Properties and land acquisitions manager at Duc Housing Partners from 2003 to 2009. Mr. Milligan also worked at PriceWaterhouseCoopers as a certified public account. Mr. Milligan received his B.S. in Accounting from Santa Clara University.
Maxim C. W. Webb. Mr. Webb has served as a member of UCP, LLC’s board of managers since it was formed in October 2007 (however, UCP, LLC conducted no substantive operations prior to its acquisition of the business conducted by Union Community Partners, LLC on January 4, 2008), is a member of our board of directors and, following the Offering Transactions, will continue to serve as a member of our board of directors. He has also served as a member of the board of managers of PICO Northstar Management, LLC and its subsidiaries, since January 2011. Mr. Webb has served as the Executive Vice President, Chief Financial Officer and Treasurer of PICO Holdings, Inc. since 2001 and prior to that served as Vice President, Investments of PICO from 1998. Prior to joining PICO, Mr. Webb worked in a number of corporate finance positions in the U.K., Asia and North America in a wide variety of industries. He is a Trustee of The Bishop’s School in San Diego. Mr. Webb received his B.Sc. from London University in 1982 and qualified as a chartered accountant in the U.K. in 1988. Mr. Webb’s long-held position on our board of managers, his public company experience as PICO’s Chief Financial Officer and Treasurer, and his familiarity with our business and, in particular, its financial and accounting areas, lead us to our conclusion that Mr. Webb should serve on our board of directors.
Michael C. Cortney. Mr. Cortney will serve as the chairman of our board of directors effective upon the completion of this offering. Mr. Cortney is a former President and a former member of the board of directors of Standard Pacific Corp., or Standard Pacific, a large publicly-traded national homebuilder. Mr. Cortney joined Standard Pacific in 1982 and held various positions until he retired in 2006, including serving as a member of Standard Pacific’s board from 2000 to 2006 and its President from 2001 to 2006. Mr. Cortney was also an executive vice president of Standard Pacific from 1997 to 2001 and oversaw the company’s expansion into several new markets. As President and a member of the board of Standard Pacific, Mr. Cortney had numerous responsibilities, including responsibility for Standard Pacific’s operations in Northern California, Florida, North Carolina and South Carolina. He also participated in Standard Pacific’s acquisition of numerous homebuilders, including UDC Communities, a company operating in Phoenix, Arizona, DUC Development, a company operating in the San Francisco Bay area of California, and Westfield Homes, a company operating in Tampa, North Carolina and South Carolina. During his tenure, Standard Pacific grew to become one of the largest homebuilders in the United States. Prior to joining Standard Pacific in 1982, Mr. Cortney was employed by the Irvine Company as a project engineer and project manager, where he assisted in developing 70,000 acres in Orange County, California. Mr. Cortney is a member of the board of directors and the treasurer of the California Homebuilder Foundation, which manages scholarships and industry research grants. Mr. Cortney was commissioned as an officer in the Civil Engineering Corps of the U.S. Navy, where he attained the rank of Commander in the U.S. Navy Reserves.  Mr. Cortney received a B.S. in Civil Engineering from the University of New Mexico. Mr. Cortney’s significant experience in the homebuilding industry, experience as an executive officer and board member of a publicly-traded company and demonstrated leadership abilities, lead us to our conclusion that Mr. Cortney should serve as the chairman of our board of directors.

Peter H. Lori. Mr. Lori will serve as a member of our board of directors effective upon the completion of this offering. Since 2010, Mr. Lori has been the Executive Vice President Finance and Chief Accounting Officer of Univision Communications Inc., or Univision, a leading media company serving Hispanic America, which he joined in 2005. Mr. Lori manages a finance team of approximately 200 individuals and is a member of the Univision Executive Council and Commercial Leadership Team. From 2005 to 2010, Mr. Lori served as Univision's Senior Vice President Finance and Chief Accounting Officer. Prior to joining Univision, Mr. Lori was an audit partner with KPMG LLP from 2002 to 2005 and was employed by Arthur Andersen LLP from 1987 to 2002, where he became an Audit Partner in 1999. In that capacity he led the delivery of a variety of services to large, multinational companies, as well as small and medium sized public and private companies. Mr. Lori received a B.S. with a concentration in Accounting from Montclair State University in 1987. He is a Certified Public Accountant in New York and New Jersey (inactive status).
Mr. Lori's significant audit experience, experience as an executive officer and demonstrated leadership abilities, lead us to our conclusion that Mr. Lori should serve as a member of our board of directors.

Family Relationships
There are no family relationships among any of our directors or executive officers.
Controlled Company
We intend to apply to list the Class A common stock offered in this offering on the NYSE. PICO will control more than 50% of the combined voting power of our Class A and Class B common stock following completion of this offering, so under the NYSE’s current listing standards, we would qualify and intend to elect to be treated as a “controlled company” and accordingly, will be exempt from requirements to have a majority of independent directors, a fully independent nominating and corporate governance committee and a fully independent compensation committee.
Board of Directors
The number of members of our board of directors will be determined from time‑to‑time by action of our board of directors. Immediately following the completion of this offering, our board of directors will consist of five persons. After the completion of this offering, we expect our board of directors to determine that two of our directors, Messrs. Cortney and , satisfy the standard for independence under NYSE listing standards and Rule 10A‑3 under the Exchange Act.
Our board of directors believes its members collectively have or will have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our company and our stockholders and a dedication to enhancing stockholder value.
Role of our Board of Directors in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from three standing committees to be established upon the completion of this offering, our audit committee, our compensation committee and our nominating and corporate governance committee, each of which will address risks specific to its respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk‑taking. Our nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability‑creating conduct.
Committees of our Board of Directors
Upon consummation of this offering, our board of directors will have three standing committees. We will be required to have an audit committee consisting entirely of independent directors, subject to applicable phase-in periods. As a controlled company under NYSE listing standards, we are not required to have a fully independent nominating and corporate governance or compensation committee.

Audit Committee
Upon the completion of this offering, our board of directors will establish an audit committee, which will initially be comprised of two independent directors, Messrs. Lori and Cortney. We expect that our board of directors will determine that each of these members will be “financially literate” under the rules of the NYSE. Mr. Lori will serve as the chairperson of the audit committee. In compliance with NYSE rules, we expect that our audit committee will include at least two independent members within ninety days of the listing date of our Class A common stock on the NYSE and at least three independent members within one year of such listing date.
Our audit committee, pursuant to its written charter, will, among other matters, oversee (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee will also include the following:

•	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

•	be responsible for the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;

•	review with the independent auditors the plans and results of the audit engagement;

•	evaluate the qualifications, performance and independence of our independent auditors;

•	have sole authority to approve in advance all audit and non‑audit services by our independent auditors, the scope and terms thereof, and the fees therefor;

•	review the adequacy of our internal accounting controls;

•	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions; and

•	prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.
We expect that Mr. Lori will be designated by our board of directors as our audit committee financial expert, as that term is defined in the rules of the SEC.
Compensation Committee
Upon completion of this offering, our compensation committee will consist of Michael C. Cortney, and . Mr. Cortney will serve as the chair of the compensation committee. Because we will be a “controlled company” under the rules of the NYSE, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.
The compensation committee will have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The compensation committee, pursuant to its written charter, will, among other matters:

•	assist our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

•	administer, review and make recommendations to our board of directors regarding our compensation plans, including our 2013 Long‑Term Incentive Plan;

•
annually review and approve our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non‑equity incentive compensation, subject to approval by our board of directors;

•	provide oversight of management’s decisions regarding the performance, evaluation and compensation of other officers;

•
review our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk‑taking and to review and discuss, at least annually, the relationship between risk management policies and practices, business strategy and our executive officers’ compensation;

•	assist management in complying with our proxy statement and annual report disclosure requirements;

•	discuss with management the compensation discussion and analysis required by SEC regulations; and

•	prepare a report on executive compensation to be included in our annual proxy statement.
Nominating and Corporate Governance Committee
Upon completion of this offering, our nominating and corporate governance committee will consist of , and . Mr. will serve as the chair of the nominating and corporate governance committee. Because we will be a “controlled company” under the rules of the NYSE, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and corporate governance committee accordingly in order to comply with such rules. The nominating and corporate governance committee, pursuant to its written charter, will, among other matters:

•
identify individuals qualified to become members of our board of directors and ensure that our board of directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds;

•	develop, and recommend to our board of directors for its approval, qualifications for director candidates and periodically review these qualifications with our board of directors;

•	review the committee structure of our board of directors and recommend directors to serve as members or chairs of each committee of our board of directors;

•	review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed;

•
develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, review such guidelines and recommend changes to our board of directors for approval as necessary; and

•	oversee the annual self‑evaluations of our board of directors and management.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee.
Code of Business Conduct and Ethics
Our board of directors will adopt a code of business conduct and ethics that will apply to our officers, directors and any employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure in our communications with and reports to our stockholders, including reports filed with the SEC, and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.
Any waiver of the code of business conduct and ethics for our executive officers, directors or any employees may be made only by our nominating and corporate governance committee and will be promptly disclosed as required by law and NYSE regulations.
Limitations on Liabilities and Indemnification of Directors and Officers
For information concerning limitations of liability and indemnification applicable to our directors and officers, see “Description of Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance.”
Director Compensation
For a discussion of our director compensation arrangements, see “Executive and Director Compensation—Director Compensation.”

EXECUTIVE AND DIRECTOR COMPENSATION

Fiscal 2012 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to Dustin L. Bogue, our President and Principal Executive Officer, William J. La Herran, our Chief Financial Officer and James W. Fletcher, our Chief Operating Officer. We refer to these individuals in this section as our named executive officers.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards	All Other Compensation(2)	Total
Mr. Dustin L. Bogue	2012	$278,250	$89,442	$—	$39,000	$406,692
President and Principal Executive Officer
Mr. William J. La Herran	2012	$247,680	$55,901	$—	$34,188	$337,769
Chief Financial Officer
Mr. James W. Fletcher	2012	$203,155	$44,721	$—	$36,179	$284,055
Chief Operating Officer
___________
(1) Cash bonuses were based on our return on equity for 2012. For a more detailed description, please see note 8 to our consolidated financial statements as of and for the year ended December 31, 2012 included elsewhere in this prospectus.

(2) Amounts include matching contributions made by us on behalf of executive officers to 401(k) plan and health savings accounts. For a more detailed description, please see note 8 to our consolidated financial statements as of and for the year ended December 31, 2012 included elsewhere in this prospectus.

Narrative to Summary Compensation Table
None of Messrs. Bogue, La Herran or Fletcher had an employment agreement during 2012. The compensation of these individuals for 2012 was determined by PICO, the sole member of UCP, LLC. These individuals received base salaries as set forth in the table above. All bonus compensation for 2012 was paid in cash and based on a matrix of return on equity performance levels and corresponding cash payouts as a percentage of our total salaries for 2012. None of these individuals received any equity compensation for 2012. Other compensation included matching contributions to 401(k) plan and health savings accounts. As discussed below under “Employment Agreements,” upon the completion of this offering, we will enter into an employment agreement with each of our named executive officers.
Employment Agreements
Effective upon the completion of this offering, we will enter into employment agreements with each of Messrs. Bogue, La Herran and Fletcher. The employment agreements will have an initial term expiring on the third anniversary of the effective date of the employment agreement. Each employment agreement will provide for automatic one‑year extensions after the expiration of the initial term, unless either party provides the other with at least 60 days’ prior written notice of non‑renewal. The employment agreements will require each named executive officer to dedicate his full business time and attention to the affairs of our company.
The employment agreements will provide for, among other things:

•	an annual base salary of $500,000, $375,000 and $325,000, respectively, for Messrs. Bogue, La Herran and Fletcher;

•	eligibility for annual cash performance bonuses equal to a target bonus based on the satisfaction of performance goals to be established by our compensation committee;

•	participation in our 2013 Long‑Term Incentive Plan and any subsequent equity incentive plans approved by our board of directors; and

•	participation in any employee benefit plans and programs that are maintained from time to time for our other senior executive officers.

Subject to approval by our compensation committee, Messrs. Bogue, La Herran and Fletcher will receive cash bonuses targeted at 50% of their annual base salaries, subject to our satisfaction of one or more performance metrics to be determined by our compensation committee. In addition and also subject to approval by our compensation committee, Messrs. Bogue, La Herran and Fletcher will be eligible to receive long-term equity based incentive compensation with a target grant date value equal to 125% of base salary, in the case of Mr. Bogue, and 100% of base salary, in the case of Mr. La Herran and Mr. Fletcher. We expect that long-term equity based incentive compensation will be a combination of stock options, restricted stock, performance awards or other awards under our 2013 Long-Term Incentive Plan as determined by our compensation committee, and that such awards will vest ratably on each of the first, second and third anniversaries of the grant date. In addition, as described under “—2013 Long-Term Incentive Plan-Initial Awards” below, each of Messrs. Bogue, La Herran and Fletcher will receive awards under our 2013 Long-Term Incentive Plan upon the completion of this offering.
The employment agreements will contain standard confidentiality provisions that apply during the term of the agreements and for three years after the termination of their employment.
Messrs. Bogue, La Herran and Fletcher will be eligible for severance benefits under their employment agreements. We may terminate the employment of a named executive officer at any time with or without cause, and the executive may terminate his employment with or without good reason (in each case as defined in the employment agreements). If we terminate a named executive officer’s employment for cause, or if the named executive officer resigns without good reason, the named executive officer will be entitled to receive any earned but unpaid annual base salary, any earned but unpaid prior‑year bonus, reimbursement of expenses incurred prior to the date of termination, accrued vacation and any other paid time off and any vested benefits that have been earned and accrued prior to the date of termination. In addition, any outstanding awards granted to the officer under our 2013 Long‑Term Incentive Plan or any subsequent equity incentive plan approved by our board of directors will vest, terminate or become exercisable, as the case may be, in accordance with their terms.
If we terminate a named executive officer’s employment without cause or if the named executive officer terminates his employment for good reason or due to disability or death, the named executive officer will be entitled to the following severance benefits:

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in each case, the named executive officer will be entitled to receive any earned but unpaid annual base salary, any earned but unpaid prior‑year bonus, reimbursement of expenses incurred prior to the date of termination, accrued vacation and any other paid time off and any vested benefits that have been earned and accrued prior to the date of termination;

•
in each case, we shall reimburse the COBRA premium under our health and dental plans for a period of 12 months for Messrs. La Herran and Fletcher and 24 months for Mr. Bogue (or until such date on which they obtain similar health coverage); and

•
if the termination is not due to disability or death, the named executive officer will be entitled to receive a cash payment in an amount equal to the sum of (1) the named executive officer’s 12 months’ annual base salary, plus (2) the named executive’s target bonus for the current year; provided that, for Mr. Bogue, such sum shall be multiplied by two. If such termination occurs within two years after a change in control, such sum will be multiplied by two for each named executive officer other than Mr. Bogue, and by three for Mr. Bogue.

In addition, Mr. Bogue and Mr. Fletcher will have the use of a company-owned car, and we will pay Mr. Bogue's membership dues at one country club.
Director Compensation
For the fiscal year ended December 31, 2012, members of the board of managers of UCP, LLC received no compensation for services rendered as such members.
Upon the completion of this offering, our board of directors will establish a compensation program for our non‑employee directors. Pursuant to this compensation program, we will pay the following fees to each of our non‑employee directors:

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an annual cash retainer of $60,000, payable quarterly, and a grant of Class A restricted stock units having a value of $60,000 (based upon the closing price on the date of grant) and vesting on the first anniversary of the grant date;

•	an additional annual cash retainer of $20,000 to the chair of our audit committee and an additional cash retainer of $10,000 for the other member of such audit committee;

•	an additional annual cash retainer of $10,000 to the chair of our compensation committee and an additional cash retainer of $5,000 for the other members of such committee; and

•	an additional annual cash retainer of $10,000 to the chair of our nominating and corporate governance committee and an additional cash retainer of $5,000 for the other members of such committee;

We will also reimburse our non‑employee directors for reasonable out‑of‑pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in‑person at board of directors and committee meetings. Directors who are employees will not receive any compensation for their services as directors.
For as long as PICO beneficially owns shares of any class of our common stock, John R. Hart, a member of our board of directors, and Maxim C. W. Webb, a member of our board of directors, shall waive any directors’ fees and grants that would otherwise be payable or made, as the case may be, to them in connection with their service on our board of directors. In the event that PICO ceases to beneficially own any shares of any class of our common stock, Messrs. Hart and Webb may elect to receive such fees and grants on a prospective basis.
Director Stock Ownership Requirement
Each of our independent directors will be required, within three years of becoming a member of our board of directors, to own shares of our Class A common stock (including vested and unvested Class A restricted stock or Class A restricted stock units) equal to three times the annual cash retainer payable to our non‑employee directors by the director’s third anniversary of joining our board of directors.
2013 Long‑Term Incentive Plan
Prior to the completion of this offering, our board of directors will have adopted, and PICO, our sole stockholder will have approved, our 2013 Long‑Term Incentive Plan to attract and retain directors, officers, employees and consultants. Our 2013 Long‑Term Incentive Plan provides for the grant of equity‑based awards, including options to purchase shares of Class A common stock, Class A common stock appreciation rights, Class A common stock, Class A restricted stock, Class A restricted stock units and performance awards.
Administration of our 2013 Long‑Term Incentive Plan and Eligibility
Our 2013 Long‑Term Incentive Plan will be administered by our compensation committee, which may delegate certain of its authority under our 2013 Long‑Term Incentive Plan to our board of directors or, subject to applicable law, to our Chief Executive Officer or such other executive officer as our compensation committee deems appropriate; provided, that our compensation committee may not delegate its authority under our 2013 Long‑Term Incentive Plan to our President and Chief Executive Officer or any other executive officer with regard to the selection for participation in our 2013 Long‑Term Incentive Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, price or amount of an award to such an officer, director or other person, or the grant of an award to any person who may not be a covered employee within the meaning of Section 162(m) of the Code.
Our compensation committee has the authority to make awards to eligible participants, which includes our officers, non-employee directors, employees, consultants, independent contractors, agents and persons expected to become our officers, non-employee directors, employees, consultants, independent contractors or agents. Our compensation committee also has the authority to determine what form the awards will take, the amount and timing of the awards and all other terms and conditions of the awards. Our compensation committee has reserved the right to amend or replace any previously granted option or stock appreciation right without stockholder approval in a manner that is considered a repricing under stock exchange listing rules.
Share Authorization
The number of shares of our Class A common stock that may be issued under our 2013 Long‑Term Incentive Plan is shares (or 10% of the amount of shares of our Class A common stock that will be outstanding following this offering, assuming all Series A Units of UCP, LLC are exchanged for shares of our Class A common stock), of which no more than shares of our Class A common stock in the aggregate may be issued in connection with incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)).

The number of shares of our Class A common stock available under our 2013 Long‑Term Incentive Plan shall be reduced by the sum of the aggregate number of shares of Class A common stock which become subject to outstanding options, outstanding stock appreciation rights, outstanding stock awards and outstanding performance‑related awards. To the extent that shares of our Class A common stock subject to an outstanding option, stock appreciation right, stock award or performance award granted under our 2013 Long‑Term Incentive Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or the settlement of such award in cash, then such shares of our Class A common stock generally shall again be available under our 2013 Long‑Term Incentive Plan, subject to certain exceptions.
In the event of any equity restructuring that causes the per share value of shares of our Class A common stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, then our compensation committee will appropriately adjust the number and class of securities available under our 2013 Long‑Term Incentive Plan and the terms of each outstanding award under our 2013 Long‑Term Incentive Plan. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization or partial or complete liquidation, our compensation committee may make such equitable adjustments as it determines to be appropriate and equitable to prevent dilution or enlargement of rights of participants. The decision of our compensation committee regarding any such adjustment shall be final, binding and conclusive.
Stock Options
Our 2013 Long‑Term Incentive Plan authorizes the grant of incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options will be granted only to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of the shares of our Class A common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”).
Stock Appreciation Rights
Our 2013 Long‑Term Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of our Class A common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right will equal the excess of the fair market value of the shares of our Class A common stock on the date of exercise over the shares’ base price on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The base price of a tandem stock appreciation right will be the purchase price per share of the related option and the base price of an independent stock appreciation right will be determined by our compensation committee, provided that the base price cannot be less than 100% of the fair market value of the shares of our Class A common stock on the date on which the stock appreciation right is granted, or, if earlier, the date of grant of the option for which the stock appreciation right is exchanged or substituted, subject to certain exceptions for the base price of stock appreciation awards that are granted in exchange or substitution for other awards.
The term of a stock appreciation right cannot exceed, in the case of a tandem stock appreciation right, the expiration, cancellation or other termination of the related option and, in the case of a free‑standing stock appreciation right, ten years from the date of grant.
Stock Awards
Our 2013 Long‑Term Incentive Plan also provides for the grant of Class A common stock, Class A restricted stock and Class A restricted stock units. Our compensation committee will determine the number of shares of Class A common stock subject to a Class A restricted stock award or Class A restricted stock unit and the restriction period, performance period (if any), the performance measures (if any) and the other terms applicable to a Class A restricted stock award under our 2013 Long‑Term Incentive Plan. Class A restricted stock units confer on the participant the right to receive one share of Class A common stock or, in lieu thereof, the fair market value of such share of Class A common stock in cash. Subject to the terms of the applicable award agreements, the holders of awards of Class A restricted stock will be entitled to receive dividends, and the holders of awards of Class A restricted stock units may be entitled to receive dividend equivalents.

Performance Awards
Our 2013 Long‑Term Incentive Plan also authorizes the grant of performance awards. Performance awards represent the participant’s right to receive an amount of cash, shares of our Class A common stock, or a combination of both, contingent upon the attainment of specified performance measures within a specified period. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance award.
Change in Control
Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in our 2013 Long‑Term Incentive Plan), our compensation committee may, in its discretion, determine whether some or all outstanding options and stock appreciation rights shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding Class A restricted stock awards and Class A restricted stock unit awards shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target or any other level. Our compensation committee may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of Class A common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately canceled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.
Termination; Amendment
Our 2013 Long‑Term Incentive Plan will automatically expire on the tenth anniversary of its effective date. Our board of directors may terminate or amend our 2013 Long‑Term Incentive Plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. Subject to the limitations under Section 162(m) of the Code, our compensation committee may amend the terms of any outstanding award under our 2013 Long‑Term Incentive Plan at any time in recognition of unusual, nonrecurring or one-time events affecting us or our financial statements or changes in law or accounting principles. No amendment or termination of our 2013 Long‑Term Incentive Plan or any outstanding award may impair any of the rights of an award holder without the holder’s consent.
Initial Awards
Upon the completion of this offering, we will grant the following awards under our 2013 Long‑Term Incentive Plan to the members of our management team, other officers and employees and our director nominees:

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Mr. Bogue, our President and Chief Executive Officer, will be granted $2,500,000 of Class A restricted stock units (or       Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), Mr. La Herran, our Chief Financial Officer, will be granted $1,125,000 of Class A restricted stock units (or       Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus) and Mr. Fletcher, our Chief Operating Officer, will be granted $975,000 of Class A restricted stock units (or       Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). These grants of Class A restricted stock units will vest as follows: 1/3 rd on December 31, 2013, 1/3 rd on the first anniversary of the grant date and 1/3 rd on the second anniversary of the grant date. The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering.

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Certain of our other officers and employees will be granted an aggregate of $1,735,000 of Class A restricted stock units (or an aggregate of Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), which Class A restricted stock units will vest 1/3 rd on December 31, 2013, 1/3 rd on the first anniversary of the grant date and 1/3 rd on the second anniversary of the grant date. The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering.

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Each of our director nominees will be granted $60,000 of Class A restricted stock units (or Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), pursuant to our director compensation program, which Class A restricted stock units will vest on the first anniversary of the grant date. The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering. John R. Hart, a member of our board of directors, and Maxim C. W. Webb, a member of our board of directors, have each waived receipt of the foregoing grant of Class A restricted stock units. In addition, for as long as PICO beneficially owns any class of shares of our common stock, Mr. Hart and Mr. Webb shall waive any directors’ fees and grants that would otherwise be payable or made, as the case may be, to them in connection with their service on our board of directors.
Registration Statement on Form S‑8
In connection with this offering, we intend to file a registration statement on Form S‑8 to register the total number of shares of our Class A common stock that may be issued under our 2013 Long‑Term Incentive Plan, including the Class A restricted stock units to be granted to the members of our management team, other officers and employees and our director nominees, upon the completion of this offering pursuant to our 2013 Long‑Term Incentive Plan.
Rule 10b5‑1 Sales Plan
Our directors and executive officers may adopt written plans, known as Rule 10b5‑1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock on a periodic basis. Under a Rule 10b5‑1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5‑1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5‑1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our policy on insider trading and communications with the public. Our directors and executive officers may not establish any such plan prior to the expiration of the lock‑up agreements described under “Underwriting.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, director nominees and other related parties had or will have a direct or indirect material interest:
UCP, LLC Limited Liability Company Operating Agreement
Prior to this offering, there were 100 UCP, LLC membership interests issued and outstanding, all of which were held by PICO.
Immediately prior to this offering, the Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC will be amended and restated to, among other things, reclassify the 100 UCP, LLC Membership Units held by PICO into UCP, LLC Series A Units, designate UCP, Inc. as the sole managing member of UCP, LLC and establish the UCP, LLC Series B Units which will be held solely by UCP, Inc. The UCP, LLC Series A Units will be held solely by PICO (and its permitted transferees). The UCP, LLC Series B Units rank on a parity with the UCP, LLC Series A Units as to distribution rights, voting rights and rights upon liquidation, dissolution or winding up. Following this offering, UCP, Inc. will have the right to determine the timing and amount of any distributions (other than tax distributions) to be made to holders of UCP, LLC Series A Units and UCP, LLC Series B Units. Profits and losses of UCP, LLC will be allocated, and all distributions generally will be made, pro rata to the holders of UCP, LLC Series A Units and UCP, LLC Series B Units. In addition, the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC provides that any UCP, LLC Series A Units acquired by UCP, LLC. from PICO, whether at the time of this offering or thereafter in accordance with the Exchange Agreement, will automatically, and without any further action, be reclassified as UCP, LLC Series B Units in connection with such acquisition.

Under the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC, distributions initially will be made to the holders of UCP, LLC Series A Units and UCP, LLC Series B Units in proportion to the number of units owned by them.
The holders of limited liability company interests in UCP, LLC, including UCP, Inc., will generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of UCP, LLC. Taxable income of UCP, LLC generally will be allocated to the holders of units (including UCP, Inc.) pro rata in accordance with their respective share of the net profits and net losses of UCP, LLC. The Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC will provide for tax distributions to the members of UCP, LLC, including UCP, Inc., subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments) and based on certain assumptions. Generally, these tax distributions will be an amount equal to our estimate of the taxable income of UCP, LLC attributable to the holders of units, multiplied by an assumed tax rate equal to the highest marginal effective rate of federal, state and local income tax applicable to corporations doing business in California (or such other jurisdictions in which the Company is doing business) (taking into account, among other things, the nondeductibility of certain expenses).
Under the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC, PICO as the holder of UCP, LLC Series A Units will have certain limited information and consent rights with respect to UCP, LLC in order to enable PICO to satisfy its reporting obligations under both the financial reporting and the federal, state, and local income tax rules applicable to PICO. PICO will have the right to receive quarterly sales reports and certain other financial information as well as drafts of UCP, LLC's tax returns prior to filing. PICO may also inspect our books and records. In addition, certain tax elections of UCP, LLC and certain actions in respect of tax audits will require the prior consent of PICO (not to be unreasonably withheld or delayed). All these special limited information and consent rights of PICO, all of which are non-transferable in nature and subject to confidentiality restrictions, cease to exist if and when PICO and its affiliates hold less than 10% of all units of UCP, LLC.
Under the Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC, PICO may, subject to applicable securities laws, transfer its UCP, LLC Series A Units only with the prior consent of the managing member, UCP, Inc., who may withhold such consent in its sole discretion. However, transfers of UCP, LLC Series A Units by PICO pursuant to the Exchange Agreement as well as certain transfers from PICO to affiliates of PICO will be permitted without the prior consent of UCP, Inc. We may impose restrictions on transfers that we determine necessary or advisable so that UCP, LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. If the IRS were to contend successfully that UCP, LLC should be treated as a “publicly traded partnership” for U.S. federal income tax purposes, UCP, LLC would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income.

Exchange Agreement
We will enter into an Exchange Agreement pursuant to which PICO (and certain of its permitted assignees) may from time to time, subject to certain terms, cause us to exchange its UCP, LLC Series A Units for shares of Class A common stock of UCP, Inc. on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. The Exchange Agreement also provides that, subject to certain exceptions, PICO will not have the right to cause us to exchange UCP, LLC Series A Units if UCP, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements to which UCP, Inc. may be subject, and that UCP, Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that UCP, LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. As PICO exchanges its UCP, LLC Series A Units, UCP, Inc.'s interest in UCP, LLC will be correspondingly increased.
PICO will not have the right to exchange UCP, LLC Series A Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements to which we may be subject. We may impose additional restrictions on exchange that we determine necessary or advisable so that UCP, LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. If the IRS were to contend successfully that UCP, LLC should be treated as a “publicly traded partnership” for U.S. federal income tax purposes, UCP, LLC would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income.
Employment Agreements
Dustin L. Bogue, William J. La Herran and James W. Fletcher and will serve as our President and Chief Executive Officer, our Chief Financial Officer and our Chief Operating Officer, respectively. Upon the completion of this offering, we will enter into employment agreements with each of these officers, which employment agreements will provide for salary, bonus and other benefits, and severance upon a termination of employment under certain circumstances. We may enter into similar employment arrangements with certain executive officers that we hire in the future. See “Executive and Director Compensation—Employment Agreements” for a description of the material terms of the employment agreements.
Grants Under our 2013 Long‑Term Incentive Plan
Mr. Bogue, our President and Chief Executive Officer, will be granted $2,500,000 of Class A restricted stock units (or       Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), Mr. La Herran, our Chief Financial Officer, will be granted $1,125,000 of Class A restricted stock units (or       Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus) and Mr. Fletcher, our Chief Operating Officer, will be granted $975,000 of Class A restricted stock units (or       Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), in each case upon completion of this offering pursuant to our 2013 Long-Term Incentive Plan, which Class A restricted stock units will vest ratably over three years. These grants of Class A restricted stock units will vest ratably over three years. The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Once vested, the Class A restricted stock units will be settled for an equal number of shares of our Class A common stock.
Certain of our other officers and employees will be granted an aggregate of $1,735,000 of Class A restricted stock units (or an aggregate of Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), upon the completion of this offering pursuant to our 2013 Long‑Term Incentive Plan, which Class A restricted stock units will vest ratably over three years. The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Once vested, the Class A restricted stock units will be settled for an equal number of shares of our Class A common stock.
Each of our director nominees will be granted $60,000 of Class A restricted stock units (or Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), upon the completion of this offering pursuant to our 2013 Long‑Term Incentive Plan. The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Once vested, the Class A restricted stock units will be settled for an equal number of shares of our Class A common stock. John R. Hart, a member of our board of directors, and Maxim C. W. Webb, a member of our board of directors, have each waived receipt of the foregoing grant of Class A restricted stock units. In addition, for as long as PICO beneficially owns shares of any class of our common stock, Mr. Hart and Mr. Webb shall waive any directors’ fees and grants that would otherwise be payable or made, as the case may be, to them in connection with their service on our board of directors.

Broker of Record Payments
BMC Realty, is a wholly owned subsidiary through which we conduct real estate brokerage activities relating to our business. For each home sold where BMC Realty acts as broker, Mr. Fletcher, our Chief Operating Officer, will receive a cash payment of $150.00 for being designated as the broker of record for BMC Realty.
Indemnification Agreements
Upon the completion of this offering, we will enter into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Description of Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance.”
Registration Rights Agreement
We will enter into a Registration Rights Agreement with PICO, the sole member of UCP, LLC, with respect to the shares of our Class A common stock that it may receive in exchanges made pursuant to the Exchange Agreement. We refer to these shares collectively as the “registrable shares.” Pursuant to the Registration Rights Agreement, we will grant PICO and its direct and indirect transferees shelf registration rights requiring us, subject to availability use of Form S-3, to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the registrable shares registered for resale, regardless if Form S-3 is available to use and, in certain circumstances, the right to “piggy‑back” the registrable shares in registration statements we might file in connection with any future public offering.
Notwithstanding the foregoing, any registration will be subject to cutback provisions, and we will be permitted to suspend the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods.”
Investor Rights Agreement
Pursuant to an Investor Rights Agreement that we will enter into with PICO prior to the completion of this offering, PICO will have the right to nominate two individuals for election to our board of directors for as long as PICO owns 25% or more of the combined voting power of our outstanding Class A and Class B common stock and one individual for as long as it owns at least 10% (in each case, excluding shares of any of our common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares). However, the Investor Rights Agreement will not entitle PICO to nominate individuals for election to our board of directors if their election would result in PICO nominees comprising more than two of our directors (for as long as PICO owns 25% or more of the combined voting power of our outstanding Class A and Class B common stock) or one of our directors (for as long as PICO owns at least 10% of the combined voting power of our outstanding Class A and Class B common stock). In the event that any board member nominated by PICO shall for any reason cease to serve as a member of our board of directors during his or her term of office, the resulting vacancy on the board will be filled by an individual selected by PICO. Messrs. Bogue, La Herran and Fletcher will agree to vote all shares of our Class A common stock that they own in favor of PICO nominees in any election of directors for as long as PICO owns at least 10%. PICO shall be entitled to one vote for each Series A Unit of UCP, LLC that it holds regardless of the number of shares of Class B common stock it holds. In addition, the Investor Rights Agreement will obligate us to provide PICO with financial reports and related inspection rights in order to allow PICO to satisfy its reporting and other regulatory obligations. The Investor Rights Agreement will terminate when PICO and its permitted transferees collectively own less than 10% of the combined voting power of our outstanding Class A and Class B common stock based on the aggregate amount of stock issued and outstanding immediately after the consummation of this offering or when PICO is no longer required to consolidate our financial condition and results of operations in its financial statements, whichever is later.

Transition Services Agreement
Pursuant to a Transition Services Agreement that we will enter into with PICO prior to the completion of this offering, PICO will provide us with certain accounting, human resources and information technology services. We do not expect the amount we will pay PICO pursuant to the Transition Services Agreement to materially exceed the amount of costs that PICO historically has allocated to us for similar services. The initial term of the Transition Services Agreement is one year after which we will have the right to renew for up to two ninety day periods. Upon expiration of the initial term and any renewal terms, the agreement will continue on a month-to-month basis until canceled by either party upon thirty days prior written notice or by PICO upon sixty days prior written notice.

We will not be able to terminate the Transition Services Agreement prior to such time that our audit committee concludes that we will be able to satisfy the information and inspection rights of PICO pursuant to the Investor Rights Agreement without the Transition Services Agreement.

Tax Receivable Agreement
As described in “Organizational Structure,” pursuant to the Exchange Agreement, PICO may exchange its UCP, LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. UCP, LLC will make an election under Section 754 of the Code effective for each taxable year in which an exchange of UCP, LLC Series A Units for shares of our Class A common stock occurs, which may result in an adjustment to the tax basis of the assets owned by UCP, LLC at the time of an exchange of Series A Units. Any exchanges and any purchase by us of a portion of PICO’s UCP, LLC Series A Units in connection with any exercise by the underwriters of their option to purchase additional shares of our Class A common stock may result in increases in the tax basis of the tangible and intangible assets of UCP, LLC that otherwise would not have been available. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
We will enter into a Tax Receivable Agreement with PICO that will provide for a sharing of the value of these tax benefits between us and PICO. Under this agreement, UCP, Inc. will make a payment to PICO of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that it realizes as a result of this increase in tax basis. UCP, Inc. and its Class A common stockholders will benefit from the remaining 15% of cash savings, if any, in income tax that is realized by UCP, Inc. For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase in the tax basis of the tangible and intangible assets of UCP, LLC as a result of the exchanges and had we not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon consummation of this offering and will, subject to certain exceptions described below, continue until all such tax benefits have been utilized or expired.
Estimating the amount of payments to be made under the Tax Receivable Agreement cannot be done reliably at this time because any increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•
the timing of any exchanges of UCP, LLC Series A Units for shares of our Class A common stock by PICO, as the increase in any tax deductions will vary depending on the fair market value of the depreciable and amortizable assets of UCP, LLC at the time of any such exchanges, and this value may fluctuate over time;

•
the price of our Class A common stock at the time of any exchanges of UCP, LLC Series A Units for shares of our Class A common stock (since the increase in our share of the basis in the assets of UCP, LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of any such exchanges);

•	the tax rates in effect at the time we use the increased amortization and depreciation deductions or realize other tax benefits; and

•	the amount, character and timing of our taxable income.
Under the Tax Receivable Agreement, we will be required to pay 85% of the tax savings, as and if realized. Except in certain circumstances, if we do not have taxable income in a given taxable year, we will not be required to make payments under the Tax Receivable Agreement for that taxable year because no tax savings will have been realized.
The payments that we make under the Tax Receivable Agreement could be substantial. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of March 31, 2013, if PICO were to exchange all of its UCP, LLC Series A Units for shares of our Class A common stock in taxable transactions at the time of the closing of this offering for a price of $ per share (the midpoint of the price range set forth on the cover of this prospectus), we estimate that the maximum amount that we would be required to pay under the Tax Receivable Agreement could be approximately $ . Based on the same assumptions, if the underwriters exercise their option to purchase additional shares of Class A common stock in full and we use the net proceeds therefrom to purchase a portion of PICO’s UCP, LLC Series A Units, we would be required to pay PICO approximately $ under the Tax Receivable Agreement. The actual amounts payable under the Tax Receivable Agreement may differ materially from these amounts, as potential future payments will be calculated using the market value of our Class A common stock at the time of relevant exchange or purchase and prevailing tax rates in future years and will be dependent on us generating sufficient future taxable income to realize the benefit.

While the actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of any exchanges, the price of shares of our Class A common stock at the time of any exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the size of the increases of the tangible and intangible assets of UCP, LLC attributable to our interest in UCP, LLC, during the expected term of the Tax Receivable Agreement, the payments that we may make to PICO will be substantial.
There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (a) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (b) distributions to UCP, Inc. by UCP, LLC are not sufficient to permit UCP, Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. In this regard, the Tax Receivable Agreement will give us some flexibility to defer certain payment obligations that are in excess of our then available cash.
We are not aware of any issue that would cause the IRS to challenge a tax basis increase; however, if the IRS were successful in making such a challenge, PICO would not reimburse us for any payments previously made under the Tax Receivable Agreement. As a result, in certain circumstances we could make payments to PICO under the Tax Receivable Agreement in excess of our cash tax savings. PICO will receive 85% of any of our cash tax savings, leaving us with 15% of the benefits of the tax savings.
The effects of the Tax Receivable Agreement on our consolidated balance sheet if the underwriters exercise their option to purchase additional shares of Class A common stock in full will be as follows:

•
we will record an increase of $ million in deferred tax assets for the estimated income tax effects of the increase in the tax basis of the assets owned by UCP, LLC based on enacted federal, state and local income tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

•
we will record 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement as an increase of $ million payable to a related party pursuant to Tax Receivable Agreement; and

•
we will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to our existing owners under the Tax Receivable Agreement.

We will have the right to terminate the Tax Receivable Agreement at any time. In addition, the Tax Receivable Agreement will terminate early if we (or our successors) breach our obligations under the Tax Receivable Agreement upon certain mergers, asset sales, other forms of business combinations or other changes of control. If we exercise our right to terminate the Tax Receivable Agreement, or if the Tax Receivable Agreement is terminated early in accordance with its terms, our (or our successor’s) payment obligations under the Tax Receivable Agreement with respect to UCP, LLC Series A Units would be accelerated and would become due and payable based on certain assumptions, including that (a) all the UCP, LLC Series A Units are deemed exchanged for their fair value and (b) we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement and that the subsidiaries of UCP, LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. In each of these instances (based on the foregoing assumptions), we would be required to make an immediate payment to the holders of such UCP, LLC Series A Units equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefit. The benefits would be payable even though, in certain circumstances, no UCP, LLC Series A Units are actually exchanged at the time of the accelerated payment under the Tax Receivable Agreement, thereby resulting in no corresponding tax basis step up at the time of such accelerated payment under the Tax Receivable Agreement.
Decisions made by PICO in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that we are required to make to PICO under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase PICO’s tax liability without giving rise to any obligations to make payments under the Tax Receivable Agreement.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 300 basis points from the due date (without extensions) of such tax return, however we may defer payments under the Tax Receivable Agreement to the extent we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Such deferred payments would accrue interest at a rate of LIBOR plus 300 basis points.
PICO Guarantee of Certain of our Indebtedness
As of March 31, 2013, loans with an aggregate commitment of $17.1 million and an outstanding balance of $10.6 million were guaranteed by PICO. These loans are secured by liens on the projects that they finance. PICO has provided payment and completion guarantees with respect to these loans. In addition, PICO has agreed to indemnify the lender for any losses it may suffer in connection with hazardous materials on the financed property. We do not expect that PICO will guarantee any additional debt we may incur after completion of this offering.
PICO Guarantee of Certain of our Performance Bonds
We are often required to provide bonds to governmental authorities and others to ensure the completion of our projects. As of March 31, 2013, PICO had guaranteed our obligations under performance bonds with an aggregate amount of $8.9 million .
Release from Guarantee
In 2012, we acquired 44 finished lots located in Fresno County in a project known as Red Hawk from a Fresno-based bank, or the Red Hawk Lender. The Red Hawk Lender acquired Red Hawk through a foreclosure proceeding related to a $9.4 million land acquisition and development loan it made to the prior owner of Red Hawk. The previous majority owners of Red Hawk, including Dustin L. Bogue, our President and Chief Executive Officer, had each personally guaranteed the full amount of the loan from the Red Hawk Lender. We acquired Red Hawk in an open market transaction conducted by the Red Hawk Lender. In connection with our acquisition of Red Hawk, the Red Hawk Lender released Mr. Bogue and the other guarantors from any and all liability relating to their personal guarantees.

CONFLICTS OF INTEREST

Upon the completion of this offering, conflicts of interest may exist between our directors and officers and other related parties and our company as described below.
Upon the completion of this offering, PICO will hold % of the voting power of UCP, Inc., or % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units, in each case, based upon the midpoint of the price range set forth on the cover page of this prospectus. See “Principal Stockholders.” For so long as PICO continues to beneficially own a controlling stake in us, PICO will have the power to elect and remove all of our directors and to approve any action requiring the majority approval of our stockholders. In addition, PICO will have the right, pursuant to the Investor Rights Agreement, to nominate two individuals for election to our board of directors for as long as PICO owns 25% or more of the combined voting power of our outstanding Class A and Class B common stock and one individual for as long as it owns at least 10% (in each case, excluding shares of any of our common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares). So long as PICO owns any shares of our Class B common stock, PICO shall be entitled to one vote for each Series A Unit of UCP, LLC that it holds regardless of the number of shares of Class B common stock that it holds. In the event that any board member nominated by PICO shall for any reason cease to serve as a member of our board of directors during his or her term of office, the resulting vacancy on the board will be filled by an individual selected by PICO. Messrs. Bogue, La Herran and Fletcher will agree to vote all shares of our Class A common stock that they own in favor of PICO nominees in any election of directors for as long as PICO owns at least 10%. PICO’s interests may not be fully aligned with yours and this could lead to a strategy that is not in your best interests. In addition, PICO’s significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then‑current market price.
John R. Hart, a member of our board of directors, is the President and Chief Executive Officer, and Maxim C. W. Webb, a member of our board of directors, is the Chief Financial Officer, of PICO. As a result of our relationship with PICO, there may be transactions between us and PICO that could present an actual or perceived conflict of interest. These conflicts of interest may lead Mr. Hart and Mr. Webb to recuse themselves from actions of our board of directors with respect to any transactions involving or with PICO or its affiliates. In addition, Mr. Hart and Mr. Webb will devote only a portion of their business time to their duties with our board of directors, and they will devote the majority of their time to their duties with PICO and other commitments.
We will enter into employment agreements with Dustin L. Bogue, our President and Chief Executive Officer, William J. La Herran, our Chief Financial Officer, and James W. Fletcher, our Chief Operating Officer, effective upon the completion of this offering, pursuant to which they will devote their full business time and attention to our affairs. See “Executive and Director Compensation—Employment Agreements.” These employment agreements were not negotiated on an arm’s-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with the individuals party to these agreements.
Upon the completion of this offering, we intend to adopt policies to reduce potential conflicts of interest. Generally, we expect that our policies will provide that any transaction in which any of our directors, officers or employees has an interest must be approved by a vote of a majority of our disinterested directors. We cannot assure you that these policies will be successful in eliminating the influence of conflicts of interest. These policies may be amended from time to time at the discretion of our board of directors, without a vote of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our Class A common stock immediately prior to and immediately after the completion of this offering by (1) each of our directors and director nominees, (2) each of our executive officers, (3) all of our directors, director nominees and executive officers as a group and (4) each person known by us to be the beneficial owner of 5% or more of any class of our outstanding voting securities.
To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement.
The number of shares of our Class A common stock and percentage of beneficial ownership before and after the Offering Transactions is presented in the table below after giving effect to the Reorganization Transactions, in each case as described in this prospectus under “Organizational Structure” and reflects PICO’s deemed beneficial ownership of our Class A common stock by virtue of its ownership of UCP, LLC Series A Units and right to exchange such UCP, LLC Series A Units for shares of our Class A common stock pursuant to the Exchange Agreement.
Except as noted below, the address for all beneficial owners in the table below is c/o UCP, Inc. 6489 Camden Avenue, Suite 204, San Jose, CA 95120.

	Class A Common Stock Beneficially Owned(1)						Combined Voting Power(2)
	Immediately Prior to the Offering Transactions		Immediately After the Offering Transactions		Immediately After the Offering Transactions (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares)		Immediately Prior to the Offering Transactions		Immediately After the Offering Transactions		Immediately After the Offering Transactions (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares)
Name and Address of Beneficial Owner	#	%	#	%	#	%	#	%	#	%	#	%
Directors, Director Nominees and Executive Officers:
Mr. John R. Hart(3)(4)		100						100
Mr. Maxim C. W. Webb(3)	0	*	0	*	0	*	0	*	0	*	0	*
Mr. Dustin L. Bogue(5)	0	*	0	*	0	*	0	*	0	*	0	*
Mr. James W. Fletcher(6)	0	*	0	*	0	*	0	*	0	*	0	*
Mr. William J. La Herran(7)	0	*	0	*	0	*	0	*	0	*	0	*
Mr. Michael C. Cortney (8)	0	*	0	*	0	*	0	*	0	*	0	*
Mr. Peter H. Lori(8)	0	*	0	*	0	*	0	*	0	*	0	*

All directors, director nominees and executive officers as a group (7 persons)		100						100
5% or more Stockholders:
PICO Holdings, Inc.(4)		100						100
 ___________

* Represents less than 1%
(1) Subject to the terms of the Exchange Agreement, the UCP, LLC Series A Units are exchangeable at any time and from time to time for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—UCP LLC Limited Liability Company Operating Agreement” and “Certain Relationships and Related Party Transactions—Exchange Agreement.”
(2) Represents percentage of voting power of the Class A common stock and Class B common stock voting together as a single class. PICO and its permitted transferees hold all of the shares of our Class B common stock, which entitle the holder, without regard to the number of shares of Class B common stock held by it, to one vote for each UCP, LLC Series A Unit held by it. Accordingly, PICO has a number of votes in UCP, Inc. that is equal to the aggregate number of UCP, LLC Series A Units that it holds. See “Description of Capital Stock.”

(3)
Mr. Hart and Mr. Webb have each waived receipt of the Class A restricted stock units that would have been granted to them upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan in connection with their service on our board of directors.

(4)
Mr. Hart is the President and Chief Executive Officer and a member of the board of directors of PICO, and may be deemed to share voting power and investment control over the shares of our Class B common stock owned by PICO. Mr. Hart disclaims beneficial ownership of the shares of our Class B common stock owned by PICO except to the extent of any pecuniary interest therein.

(5)
Excludes $2.5 million of Class A restricted stock units to be granted to Mr. Bogue upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan (or Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering.

(6)
Excludes $975,000 of Class A restricted stock units to be granted to Mr. Fletcher upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan (or Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering.

(7)
Excludes $1.125 million of Class A restricted stock units to be granted to Mr. La Herran upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan (or Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering.

(8) Excludes $60,000 of Class A restricted stock units (or Class A restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus) to be granted to the director nominee upon the completion of this offering pursuant to our 2013 Long-Term Incentive Plan. The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering.

DESCRIPTION OF CAPITAL STOCK

The following description is intended as a summary of our certificate of incorporation (which we refer to as our “charter”) and our bylaws, which will become effective prior to the completion of this offering and which will be filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

General
Upon completion of this offering, our authorized capital stock will consist of shares of Class A common stock, par value $0.01 per share, of which shares will be issued and outstanding, shares of Class B common stock, par value $0.01 per share, of which shares will be issued and outstanding, and shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock
Shares of our Class A common stock have the following rights, preferences and privileges:

•
Voting Rights . Each outstanding share of Class A common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes cast by the shares of Class A common stock and Class B common stock, voting together as a single class, present in person or represented by proxy and entitled to vote.

•
Dividends . Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of Class A common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our Class A common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant.

•
Liquidation . In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of Class A common stock on a per share basis.

•
Rights and Preferences . Our Class A common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

•	Merger . In the event we merge or consolidate with or into another entity, holders of each share of Class A common stock will be entitled to receive the same per share consideration.
We intend to apply to list the shares of our Class A common stock on the New York Stock Exchange under the symbol “UCP.”
Class B Common Stock
Voting Rights . PICO, as the holder of our Class B common stock, is entitled, without regard to the number of shares of Class B common stock held by PICO, to one vote for each UCP, LLC Series A Unit beneficially owned by PICO. Accordingly, PICO has a number of votes in UCP, Inc. that is equal to the number of UCP, LLC Series A Units it holds. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.
Dividend and Liquidation Rights . PICO, as the holder of our Class B common stock, does not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of UCP, Inc.

Preferred Stock
Our charter provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the Class A common stock or Class B common stock. There will be no shares of preferred stock outstanding immediately after the completion of this offering. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.
Anti‑Takeover Effects of Our Charter, Our Bylaws and Delaware Law
Some provisions of Delaware law and our charter and our bylaws, as will be in effect upon the completion of this offering, contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our Class A common stock and also may limit the price that investors are willing to pay in the future for our Class A common stock. These provisions may also have the effect of preventing changes in our management.
Our charter divides our board of directors into three classes. The initial term of the directors who are members of Class 1 will expire in 2014, the initial term of the directors who are members of Class 2 will expire in 2015, and the initial term of the Class 3 director will expire in 2016. Beginning in 2014, our stockholders will elect directors for three year terms upon the expiration of their current terms. Our stockholders will elect only one class of directors each year. We believe that classification of our board of directors will help to assure the continuity of our business strategies and policies. The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of our stockholders will generally be required to effect a change in a majority of our board of directors, and no such change may be possible so long as PICO retains a significant amount of our stock.
Our Charter and Bylaws
Our charter and/or bylaws include anti‑takeover provisions that:

•
divide our directors into three classes, with the term of one class expiring each year, and provide that directors may only be removed for cause before the expiration of their term, which could delay a change in our control;

•
authorize our board of directors, without further action by the stockholders, to issue up to shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors or our chief executive officer;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	allow our directors to establish the size of our board of directors by action of our board of directors, subject to a minimum of three members;

•
provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	do not give the holders of our common stock cumulative voting rights with respect to the election of directors; and

•	prohibit us from engaging in certain business combinations with any “interested stockholder” unless specified conditions are satisfied as described below under “—Business Combinations.”

Business Combinations
We have opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, our charter contains provisions that are similar to Section 203 of the DGCL. Specifically, our charter provides that we may not engage in certain “business combinations” with any “interested stockholder” for a three‑year period following the time that the person became an interested stockholder, unless:

•
prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to the time the person became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock (considering all voting stock as a single class). However, in the case of our company, PICO and any of its affiliates and subsidiaries and any of their respective permitted transferees receiving 15% or more of our voting stock (considering all voting stock as a single class) will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.
Corporate Opportunity
Our charter provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to PICO or any of its affiliates and subsidiaries (other than us and our subsidiaries, including UCP, LLC), officers, directors, agents, stockholders, members, partners or employees and that may be a business opportunity for PICO or any of its affiliates and subsidiaries, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither PICO nor any of its affiliates or subsidiaries has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.
These provisions will continue to apply until no person who is our director or officer is also a director, officer, member or employee of PICO or any of its affiliates or subsidiaries (other than us and our subsidiaries, including UCP, LLC).
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our charter and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our charter and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our charter may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non‑monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws.
In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
Upon the completion of this offering, we will enter into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability and indemnification provisions in our charter and bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Authorized but Unissued Shares
Our authorized but unissued shares of Class A common stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Class A common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Transfer Agent and Registrar
The transfer agent and registrar for the shares of our Class A common stock will be Computershare Trust Company, N.A.
Registration Rights Agreement, Investor Rights Agreement and Tax Receivable Agreement
Prior to the completion of this offering, we will enter into a Registration Rights Agreement, an Investor Rights Agreement and a Tax Receivable Agreement with PICO. Pursuant to the Registration Rights Agreement, PICO may require us to file a registration statement with the Securities and Exchange Commission relating to the offer and sale of our Class A common stock PICO may receive pursuant to the Exchange Agreement and PICO will have the right to nominate two individuals for election to our board of directors for as long as PICO owns 25% or more of the combined voting power of our outstanding Class A and Class B common stock and one individual for as long as it owns at least 10%. The Tax Receivable Agreement will provide that upon certain changes of control, PICO may be entitled to an early termination payment. For a description of these agreements see “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” “—Investor Rights Agreement” and “—Tax Receivable Agreement.” These agreements could adversely affect the market price of our Class A common stock, discourage someone from making a significant investment in us or discourage transactions involving a change in control.

SHARES ELIGIBLE FOR FUTURE SALE

General
Upon the completion of this offering, we will have outstanding            shares of our Class A common stock.
Of these shares of Class A common stock, the            shares sold in this offering (          shares if the underwriters’ option to purchase additional shares is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, except that (1) any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below and (2) any person buying shares through the directed share program must agree that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares purchased in the program. Upon consummation of this offering, PICO will own UCP, LLC Series A Units (or UCP, LLC Series A Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock and the net proceeds therefrom are used to repurchase a portion of PICO’s UCP, LLC Series A Units), all of which will be exchangeable for shares of our Class A common stock pursuant to the terms of the Exchange Agreement on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we have entered into a Registration Rights Agreement with PICO with respect to these shares, as described below under “Registration Rights Agreement.”
Prior to this offering there has been no market for shares of our Class A common stock. Although we intend to apply to list the shares of our Class A common stock on the New York Stock Exchange, an active trading market for the shares of our Class A common stock may never develop or if one develops, it may not be sustained following this offering. No assurance can be given as to (1) the likelihood that an active market for Class A common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our Class A common stock, or the availability of shares of our Class A common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class A common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock.”
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non‑affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
An affiliate of ours who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell, within any three‑month period, a number of shares that does not exceed the greater of:

•	1% of the shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.
Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

2013 Long‑Term Incentive Plan
We have adopted an equity incentive plan. The number of shares of our Class A common stock that may be issued under our 2013 Long‑Term Incentive Plan is shares (or 10% of the amount of shares of our Class A common stock that will be outstanding following this offering, assuming all Series A Units of UCP, LLC are exchanged for shares of our Class A common stock). Upon the completion of this offering, we expect to grant an aggregate of         Class A restricted stock units to the members of our management team, other officers and employees and our director nominees (based upon the midpoint of the price range set forth on the cover page of this prospectus), pursuant to our 2013 Long‑Term Incentive Plan. The actual number of Class A restricted stock units will be based upon the price at which the shares are sold to the public in this offering. We expect to have           shares of our Class A common stock reserved for future issuance under our 2013 Long‑Term Incentive Plan. For a description of our 2013 Long‑Term Incentive Plan and the initial awards to be made pursuant to such plan, see “Executive and Director Compensation—2013 Long‑Term Incentive Plan.”
In connection with this offering, we intend to file a registration statement on Form S‑8 to register the total number of shares of our Class A common stock that may be issued under our 2013 Long‑Term Incentive Plan, including the Class A restricted stock units to be granted to the members of our management team, other officers and employees and our director nominees, upon the completion of this offering pursuant to our 2013 Long‑Term Incentive Plan.
Registration Rights Agreement
We will enter into a Registration Rights Agreement with PICO with respect to the shares of our Class A common stock that it may receive in exchange transactions pursuant to the Exchange Agreement. We refer to these shares collectively as the “registrable shares.” Pursuant to the Registration Rights Agreement, we will grant PICO and its direct and indirect transferees shelf registration rights requiring us, subject to the availability to us of Form S-3, to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the registrable shares registered for resale, regardless if Form S-3 is available to us, and, in certain circumstances, the right to “piggy‑back” the registrable shares in registration statements we might file in connection with any future public offering.
Notwithstanding the foregoing, any registration will be subject to cutback provisions, and we will be permitted to suspend the use, from time to time, of the prospectus that is part of the shelf registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods.”
Lock‑Up Agreements
In connection with this offering, we, our officers and directors and PICO have agreed that, and purchasers of our shares through the directed share program must agree that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock‑up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock‑up agreements are waived, shares of our Class A common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our Class A common stock. See “Underwriting.”

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax consequences to you of the acquisition, ownership and disposition of shares of our Class A common stock offered pursuant to this prospectus. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, or be interpreted differently, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of the shares of our Class A common stock, or that any such contrary position would not be sustained by a court.
This discussion is limited to holders who purchase shares of our Class A common stock in this offering and who hold the shares of our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax‑exempt organizations;

•	“S” corporations, partnerships or other pass‑through entities;

•	traders in securities that elect to mark to market;

•	regulated investment companies and real estate investment trusts;

•	broker‑dealers or dealers in securities or currencies;

•	United States expatriates;

•	persons subject to the alternative minimum tax;

•	persons holding our stock as a hedge against currency risks or as a position in a straddle; or

•	U.S. holders (as defined below) whose functional currency is not the United States dollar.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the specific United States federal income tax consequences to them.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.
For purposes of this discussion, a “U.S. holder” is any beneficial owner of shares of our Class A common stock who, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place to be treated as a United States person.

A “non‑U.S. holder” is any beneficial owner of our Class A common stock that is neither a “U.S. holder” nor a partnership.
Taxation of U.S. Holders
Distributions on Shares of Our Class A Common Stock
If we make cash or other property distributions on shares of our Class A common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Subject to certain limitations, these distributions may be eligible for the dividends‑received deduction in the case of U.S. holders that are corporations. In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. holder owns less than 20% of the voting power and value of our stock. Dividends paid to non‑corporate U.S. holders generally will qualify for taxation at special rates if such U.S. holders meet certain holding period and other applicable requirements. The special rate will not, however, apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense. Distributions in excess of our current and accumulated earnings and profits, as determined under United States federal income tax principles, will constitute a return of capital and will first be applied against and reduce a U.S. holder’s tax basis in the shares of our Class A common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s tax basis in its shares of our Class A common stock will be taxable as capital gain realized on the sale or other disposition of the shares of our Class A common stock and will be treated as described under “—Sale or Other Taxable Dispositions of Shares of Our Class A Common Stock” below.
Sale or Other Taxable Dispositions of Shares of Our Class A Common Stock
If a U.S. holder sells or disposes of shares of our Class A common stock, such U.S. holder generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. holder’s tax basis in the shares of our common stock for United States federal income tax purposes. This gain or loss generally will be long‑term capital gain or loss if the U.S. holder has held the shares of our Class A common stock for more than one year. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting
Information reporting will generally apply to a U.S. holder with respect to payments of dividends on shares of our Class A common stock and to certain payments of proceeds on the sale or other disposition of shares of our Class A common stock unless the U.S. holder is an exempt recipient. Certain U.S. holders may be subject to U.S. backup withholding on payments of dividends on shares of our Class A common stock and certain payments of proceeds on the sale or other disposition of shares of our Class A common stock unless the beneficial owner of shares of our Class A common stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.
U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s United States federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the IRS.
Medicare Tax
A U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends, and net gains from the disposition of common stock, unless such income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

A U.S. holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our Class A common stock.
Taxation of Non‑U.S. Holders
Distributions on Shares of Our Class A Common Stock
Distributions that are treated as dividends (see “Taxation of U.S. Holders—Distributions on Shares of Our Class A Common Stock”) generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non‑U.S. holder must furnish to us or our paying agent a valid IRS Form W‑8BEN (or applicable successor form) certifying such non‑U.S. holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non‑U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If a non‑U.S. holder holds shares of our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the shares of our Class A common stock are effectively connected with such non‑U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non‑U.S. holder in the United States), the non‑U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non‑U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W‑8ECI (or applicable successor form).
Any dividends paid on shares of our Class A common stock that are effectively connected with a non‑U.S. holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non‑U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such non‑U.S. holder were a resident of the United States. A non‑U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non‑U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Distributions in excess of our current and accumulated earnings and profits and in excess of a non‑U.S. holder’s tax basis in its shares of our Class A common stock may be subject to U.S. federal income tax as gain realized on the sale or other disposition of the shares of our Class A common stock as described under “—Sale or Other Taxable Dispositions of Shares of Our Class A Common Stock” below.
Sale or Other Taxable Dispositions of Shares of Our Class A Common Stock
Subject to the discussion of backup withholding and withholding tax relating to foreign accounts below, a non‑U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our Class A common stock, unless:

•
the gain is effectively connected with the non‑U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non‑U.S. holder in the United States;

•	the non‑U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•
our Class A common stock constitutes a “United States real property interest” (“USRPI”) within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”) by reason of our status as a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such non‑U.S. holder were a resident of the United States. A non‑U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non‑U.S. holders should consult any applicable income tax treaties that may provide for different rules.
Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).
With respect to the third bullet point above, because of our anticipated holdings of United States real property interests following the completion of the transactions described in this prospectus under “Organizational Structure,” we believe we will be and will remain a USRPHC for United States federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests, it is possible we may not remain a USRPHC in the future. As a USRPHC, if a class of our stock is regularly traded on an established securities market (such as the New York Stock Exchange), such stock will be treated as a USRPI only with respect to a non‑U.S. holder that actually or constructively holds more than five percent of such class of stock at any time during the shorter of the five‑year period preceding the date of disposition or the holder’s holding period for such stock. We anticipate that our Class A common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard and no assurance can be given that our Class A common stock will remain regularly traded in the future. Non‑U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our Class A common stock.
If gain on the sale or other taxable disposition of shares of our Class A common stock were subject to taxation under FIRPTA as a sale of a USRPI, the non‑U.S. holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale or other taxable disposition of shares of our Class A common stock is subject to tax under FIRPTA because our stock is not regularly traded on an established securities market, the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price unless an exception applies. A non‑U.S. holder also will be required to file a U.S. federal income tax return for any taxable year in which it realizes a gain from the disposition of our Class A common stock that is subject to U.S. federal income tax.
Backup Withholding Tax and Information Reporting
We must report annually to each non‑U.S. holder of shares of our Class A common stock and to the IRS the amount of payments on the shares of our Class A common stock paid to such non‑U.S. holder and the amount of any tax withheld with respect to those payments. These information reporting requirements apply even if no withholding was required because the payments were effectively connected with the non‑U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non‑U.S. holder resides or is established. Backup withholding and additional information reporting, however, generally will not apply to distribution payments or payments of proceeds to a non‑U.S. holder of shares of our Class A common stock provided the non‑U.S. holder furnishes to us or the applicable paying agent the required certification as to its non‑U.S. status, such as by providing a valid IRS Form W‑8BEN or IRS Form W‑8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or the paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non‑U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax Relating to Foreign Accounts
Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non‑United States entities.

Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, shares of our Class A common stock paid to a foreign financial institution or to a non‑financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non‑financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non‑financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it generally must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.‑owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non‑compliant foreign financial institutions and certain other account holders.
Final Treasury Regulations provide that the withholding provisions described above will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017.
Each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of shares of our Class A common stock, including the applicability and effect of any state, local or foreign tax laws, and of any pending or subsequent changes in applicable laws.

UNDERWRITING

Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Zelman Partners LLC are acting as joint book‑running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to that underwriter, the number of shares of our Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Zelman Partners LLC
JMP Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and delivered through the book-entry facilities of The Depository Trust Company. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $        per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.
If the underwriters sell more shares than the total number set forth in the table above, we have granted the underwriters an option to purchase up to additional shares exercisable for 30 days from the date of this prospectus at the public offering price less the underwriting discount. To the extent the underwriters’ option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment, pro rata from us. Any shares sold under the underwriters’ option will be sold on the same terms and conditions as the other shares that are the subject of this offering.
We, our officers and directors and PICO have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, the restrictions set forth above will not apply to any transfer in connection with, and as contemplated by, the Reorganization Transactions or the Offering Transactions.
At our request, the underwriters have reserved up to % of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers and directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.
We intend to apply to list the shares of our Class A common stock on the New York Stock Exchange under the symbol “UCP.”
The following table shows the underwriting discount that we will pay the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us.

	No Exercise	Full Exercise
Paid By Us
Per Share	$	$
Total	$	$

We estimate that our total expenses for this offering, not including the underwriting discounts and commissions set forth above, will be approximately $  million.
In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

◦	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

◦	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•
Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market after the distribution has been completed in order to cover short positions.

◦
To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

◦
To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the underwriters’ options. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ options.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions.
The underwriters may conduct these transactions on the New York Stock Exchange, in the over‑the‑counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest
The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
Notice to Prospective Investors in the European Economic Area
In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to Prospective Investors in France
Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.
Such offers, sales and distributions will be made in France only:

•
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Notice to Prospective Investors in Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to Prospective Investors in Japan
The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

•
shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (the “Corporations Act’’)) in relation to the Class A common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC’’). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor’’ under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor’’ under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor’’ within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the Class A common stock for resale in Australia within 12 months of that Class A common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of our Class A common stock offered hereby, will be passed upon for us by Sidley Austin LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of UCP, LLC and subsidiaries as of and for the years ended December 31, 2012 and 2011, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statement of UCP, Inc. as of May 7, 2013 (date of formation), included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information in this prospectus under the captions “Summary—Industry Overview” and “Market Opportunity” has been taken from a report prepared for us by John Burns Real Estate Consulting, LLC, or JBREC, a nationally recognized independent research provider and consulting firm.  Unless otherwise indicated, all statistical and economic market data included in the section, of this prospectus captioned “Our Business” and “Summary” has been derived from such JBREC report.  This information and data is included in this prospectus in reliance on JBREC’s authority as an expert in such matters. A copy of this report is filed as an exhibit to the registration statement of which this prospectus forms a part. We have agreed to pay JBREC a fee of $34,000 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S‑1 under the Securities Act with respect to the shares of our Class A common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the Class A common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits.
A copy of the registration statement and the accompanying exhibits and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1‑800‑SEC‑0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.
Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements, periodic reports and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.unioncommunityllc.com. Our homebuilding subsidiary, Benchmark Communities, also maintains a website at www.benchmarkcommunities.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website or our homebuilding subsidiary’s website is not incorporated by reference and is not a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
UCP, Inc.
La Jolla, California

We have audited the accompanying balance sheet of UCP, Inc. (the “Company”) as of May 7, 2013 (date of formation). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Company as of May 7, 2013 (date of formation), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

May 21, 2013

UCP, INC.
BALANCE SHEET

May 7, 2013 (Date of Formation)
Assets:
Cash	$100
Total assets	$100

Total liabilities	$—

Stockholder equity:
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Additional paid in capital	99
Total stockholder equity	$100
Total liabilities and stockholder equity	$100

See accompanying notes to the balance sheet .

UCP, INC.
NOTES TO THE BALANCE SHEET

May 7, 2013 (Date of Formation)

1. Background and Basis of Presentation

UCP, Inc. (the “Company”), a Delaware corporation, was formed on May 7, 2013 . The Company has nominal assets, no liabilities, and has conducted no operations. It is expected that the Company will become the managing member and equity owner of UCP, LLC.

The accompanying balance sheet of the Company was prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company has authorized 1,000 shares of $0.01 par value per share common stock, 100 of these shares are issued and outstanding as of May 7, 2013 .

2. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date of May 7, 2013 through May 21, 2013, the date the balance sheet was available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Member of
UCP, LLC
La Jolla, California

We have audited the accompanying consolidated balance sheets of UCP, LLC and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, member’s equity, and cash flows for each of the two years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of UCP, LLC and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
San Diego, California
April 4, 2013

UCP, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
	2012	2011
Assets:
Cash and cash equivalents	$10,324	$2,276
Real estate inventories	125,367	121,347
Fixed assets, net	680	115
Receivables	243	884
Other assets	920	949
Total assets	$137,534	$125,571

Liabilities and member’s equity:
Accounts payable and accrued liabilities	$6,107	$2,545
Debt	29,112	30,034
Total liabilities	35,219	32,579

Commitments and contingencies (Note 7)
Member’s equity	102,315	92,992
Total liabilities and member’s equity	$137,534	$125,571

See accompanying notes to consolidated financial statements.

UCP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,
	2012	2011
Revenues:
Homebuilding	$14,060	$8,285
Land development	44,066	15,893
	58,126	24,178
Costs and Expenses:
Cost of sales - homebuilding	9,832	5,621
Cost of sales - land development	32,876	17,280
Sales and marketing	2,875	1,414
General and administrative	10,103	6,464
	55,686	30,779
Income (loss) from operations	2,440	(6,601)
Other income	578	34
Net income (loss)	$3,018	$(6,567)

Unaudited pro forma net loss per share (Note 11):
Basic and diluted	$
  See accompanying notes to consolidated financial statements .

UCP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY
(In thousands)

Total Member’s Equity
Balance at January 1, 2011	$87,339
Member contributions	30,531
Repayments of member contributions	(18,311)
Net loss	(6,567)
Balance at December 31, 2011	92,992
Member contributions	41,005
Repayments of member contributions	(34,700)
Net income	3,018
Balance at December 31, 2012	$102,315

  See accompanying notes to consolidated financial statements .

UCP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2012	2011
Operating activities:
Net income (loss)	$3,018	$(6,567)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Impairment losses on and abandonment of real estate inventories	665	5,522
Depreciation	147	36
Changes in operating assets and liabilities:
Real estate inventories	735	(13,005)
Receivables	641	(883)
Other assets	29	(471)
Accounts payable and accrued liabilities	3,562	2,153
Net cash provided by (used in) operating activities	8,797	(13,215)
Investing activities:
Purchases of fixed assets	(712)	(96)
Net cash used in investing activities	(712)	(96)
Financing activities:
Cash contributions from member	41,005	30,531
Repayments of member contributions	(34,700)	(18,311)
Proceeds from debt	7,392	5,520
Repayments of debt	(13,734)	(3,787)
Net cash provided by (used in) financing activities	(37)	13,953
Net increase in cash and cash equivalents	8,048	642
Cash and cash equivalents – beginning of year	2,276	1,634
Cash and cash equivalents – end of year	$10,324	$2,276

Non-cash investing and financing transactions:
Debt incurred to acquire real estate inventories	$5,420	$5,276

See accompanying notes to consolidated financial statements.

UCP, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.    Organization and Summary of Significant Accounting Policies

Organization and Operations:

UCP, LLC, a Delaware limited liability company (together with its consolidated subsidiaries, “UCP” or the “Company”), is a wholly owned subsidiary of PICO Holdings, Inc., (“PICO” or the “Member”), a NASDAQ-listed diversified holding company. The Company is a homebuilder and land developer in Northern California and the Puget Sound area of Washington State.

The Company intends to file a Registration Statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) with respect to an initial public offering of shares of its common stock, $0.01 par value per share (the “Offering”).

Since inception, the Company has been funded primarily though contributions from PICO. The Company’s capital structure is comprised solely of PICO’s membership interests and does not have outstanding shares. During the years ended December 31, 2012 and 2011, the Company received $41 million and $30.5 million , respectively in contributions from PICO. As the Company generated excess cash, primarily from the sale of real estate inventories, it repaid a portion of the contributions to PICO during the years ended December 31, 2012 and 2011, of $34.7 million and $18.3 million , respectively. The Company does not anticipate receiving additional contributions from PICO or repaying any remaining contributions to PICO upon completion of the Offering.

PICO allocates expenses to the Company for certain corporate services and other expenses. The material costs allocated are payroll and benefits, which are allocated based on estimated time for the services provided. These allocations include payroll and benefits related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, risk management, tax and treasury. The total amount of the cost allocations from PICO was approximately $1.2 million and $900,000 , for the years ended December 31, 2012 and 2011, respectively. These cost allocations are primarily reflected within general and administrative expenses in the Company’s consolidated statements of operations. The Company’s management believes the basis on which the expenses have been allocated is a reasonable reflection of the services and other benefits received by the Company during the periods presented and that the financial statements reflect all costs of currently doing business as a wholly-owned subsidiary of PICO.

After completion of the Offering, the Company will assume responsibility for the costs and performance of many of these functions. The allocations may not reflect the expense the Company would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if the Company was a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in certain areas. Following completion of the Offering, the Company expects PICO to continue to provide accounting, human resources and information technology functions on a transitional basis for a fee pursuant to a transition services agreement.

Related Party Transactions:

As of December 31, 2012, loans with an aggregate commitment of $17.1 million and an outstanding balance of $6.5 million were guaranteed by PICO. These loans are secured by liens on the projects that they finance. PICO has provided payment and completion guarantees with respect to these loans. In addition, PICO has agreed to indemnify the lender for any losses it may suffer in connection with hazardous materials on the financed property. The Company does not expect that PICO will guarantee any additional debt the Company may incur after completion of the Offering.

The Company is often required to provide bonds to governmental authorities and others to ensure the completion of its projects. As of December 31, 2012, PICO had guaranteed the Company’s obligations under performance bonds with an aggregate amount of $6.6 million.
In 2012, the Company acquired 44 finished lots located in Fresno County in a project known as Red Hawk from a Fresno-based bank (the “bank”). The bank acquired Red Hawk through a foreclosure proceeding related to a $9.4 million land acquisition and development loan it made to the prior owner of Red Hawk. The previous majority owners of Red Hawk, including Dustin L. Bogue, the Company’s President and Chief Executive Officer, had each personally guaranteed the full amount of the bank loan. The Company acquired Red Hawk in an open market transaction conducted by the bank. In connection with the acquisition of Red Hawk, the bank released Mr. Bogue from any and all liability relating to his personal guarantee.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in Preparation of Financial Statements:

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for each reporting period. The significant estimates made in the preparation of the Company’s consolidated financial statements relate to the assessment of real estate impairments, warranty reserves and contingent liabilities. While management believes that the carrying value of such assets and liabilities are appropriate as of December 31, 2012 and December 31, 2011, it is reasonably possible that actual results could differ from the estimates upon which the carrying values were based.

Segment Reporting:

The Company determined that its operations are organized into two reportable segments: homebuilding and land development. In accordance with the aggregation criteria defined in the applicable accounting guidance, the Company considered similar economic and other characteristics, including product types, average selling prices, gross margins, production processes, suppliers, subcontractors, regulatory environments, land acquisition results and underlying supply and demand in determining its reportable segments.

Cash and Cash Equivalents:

Cash and cash equivalents include highly liquid instruments purchased with original maturities of three months or less.

Real Estate Inventories and Cost of Sales:

The Company capitalizes pre-acquisition costs, the purchase price of real estate, development costs and other allocated costs, including interest, during development and home construction. Applicable costs incurred after development or construction is substantially complete are charged to sales and marketing or, general and administrative as appropriate. Pre-acquisition costs, including non-refundable land deposits, are expensed to cost of sales when the Company determines continuation of the related project is not probable.

Land, development and other common costs are typically allocated to real estate inventories using the relative-sales-value method. Direct home construction costs are recorded using the specific identification method. Cost of sales - homebuilding includes the allocation of construction costs of each home and all applicable land acquisition, real estate development and related common costs based upon the relative-sales-value of the home. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated on a relative-sales-value method to remaining homes in the community. Cost of sales - land development includes land acquisition and development costs, capitalized interest, impairment charges, abandonment charges for projects that are no longer economically viable, and real estate taxes. Abandonment charges were $665,000 and $338,000 during the years ended December 31, 2012 and 2011, respectively. Inventory is stated at cost, unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

All real estate inventories are classified as held and used until the Company commits to a plan to sell the real estate, the real estate can be sold in its present condition, is being actively marketed for sale, and it is probable that the real estate will be sold within the next 12 months. At December 31, 2012 and 2011, the Company had real estate inventories of $2.9 million and $2.3 million, respectively, classified as held for sale.

Impairment of Real Estate Inventories:

The Company records an impairment loss when conditions exist where the carrying amount of real estate is not recoverable and exceeds its fair value. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins and sales absorption rates, costs in excess of budget, and actual or projected cash flow losses. The Company prepares and analyzes cash flows at the lowest level for which there is identifiable cash flows that are independent of the cash flows of other groups of assets.

If events or circumstances indicate that the carrying amount may be impaired, such impairment will be measured based upon the difference between the carrying amount and the fair value of such assets determined using the estimated future discounted cash flows, excluding interest charges, generated from the use and ultimate disposition of the respective real estate inventories. During the year ended December 31, 2011, the Company recorded impairment losses of $5.2 million in its land development segment. Such losses are reported within cost of sales - land development.

When estimating undiscounted cash flows, the Company makes various assumptions, including: the expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by the Company or other builders in other communities, and future sales price adjustments based on market and economic trends; the expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; the costs incurred to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction, and selling and marketing costs; any alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and alternative uses for the property. As of December 31, 2012, the Company did not have any real estate assets for which the estimated undiscounted cash flows were not substantially in excess of their carrying values.

 Capitalization of Interest:

The Company capitalizes interest to its real estate inventories owned during the period of development. Interest capitalized as a cost of inventories owned is included in cost of sales - homebuilding or cost of sales - land development as related homes or real estate are sold. To the extent the Company’s debt exceeds the related asset under development, the Company expenses that portion of the interest incurred. Qualifying assets include projects that are actively selling or under development.

Fixed Assets, Net:

Fixed assets are carried at cost, net of accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are depreciated over the shorter of the useful life or lease term and range from one to three years, office furniture and fixtures are generally depreciated over seven years, and computer software and hardware are depreciated over three years.  Maintenance and repairs are charged to expense as incurred, while significant improvements are capitalized.  Depreciation expense is included in general and administrative expenses, and gains or losses on the sale of fixed assets are included in other income.

Receivables:

Receivables include amounts due from utility companies for reimbursement of costs. At December 31, 2012 and 2011, the Company had no allowance for doubtful accounts recorded.

Homebuilding and Land Development Sales and Profit Recognition:

Revenues from home and land sales are recorded and any profit is recognized when sales are closed. Sales are closed when all conditions of escrow are met, title passes to the buyer, appropriate consideration is received and collection of associated receivables, if any, is reasonably assured and the Company has no continuing involvement. The Company does not offer financing to any buyers. Sales incentives are accounted for as a reduction of revenues when the sale is recorded. If the earnings process is not complete, the sale and any related profit are deferred for recognition in future periods. Any profit recorded is based on the calculation of cost of sales, which is dependent on an allocation of costs.

Warranty Reserves:

Estimated future direct warranty costs are accrued and charged to cost of sales - homebuilding in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon estimates of the amount the Company expects to pay for warranty work. The Company assesses the adequacy of its warranty reserves on a quarterly basis and adjusts the amounts recorded if necessary. Warranty reserves are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

Changes in warranty reserves are detailed in the table set forth below (in thousands):

	December 31,
	2012	2011
Warranty reserves, beginning of year	$102	$29
Warranty reserves accrued	51	77
Warranty expenditures	(12)	(4)
Warranty reserves, end of year	$141	$102

Consolidation of Variable Interest Entities:

The Company enters into purchase and option agreements for the purchase of real estate as part of the normal course of business. These purchase and option agreements enable the Company to acquire properties at one or multiple future dates at pre-determined prices. The Company believes these acquisition structures reduce its financial risk associated with real estate acquisitions and holdings and allow the Company to better maximize its cash position.

Based on the provisions of the relevant accounting guidance, the Company concluded that when it enters into a purchase agreement to acquire real estate from an entity, a variable interest entity, or “VIE”, may be created. The Company evaluates all option and purchase agreements for real estate to determine whether they are a VIE. The applicable accounting guidance requires that for each VIE, the Company assess whether it is the primary beneficiary and, if it is, the Company consolidates the VIE in its consolidated financial statements and would reflect such assets and liabilities as “Real estate inventories not owned.”

In order to determine if the Company is the primary beneficiary, it must first assess whether it has the ability to control the activities of the VIE that most significantly impact its economic performance. Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not under contract with us; and the ability to change or amend the existing option contract with the VIE. If the Company is not determined to control such activities, the Company is not considered the primary beneficiary of the VIE. If the Company does have the ability to control such activities, the Company will continue its analysis by determining if it is also expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if the Company will benefit from a potentially significant amount of the VIE’s expected gains.

In substantially all cases, creditors of the entities with which the Company have option agreements have no recourse against the Company and the maximum exposure to loss on the applicable option or purchase agreements is limited to non-refundable option deposits and any capitalized pre-acquisition costs. Some of the Company’s option or purchase deposits may be refundable to the Company if certain contractual conditions are not performed by the party selling the lots.

Income Taxes:

The Company is a limited liability company which is treated as an entity that is disregarded from its owner for income tax purposes and is subject to certain minimal taxes and fees. However, income taxes on taxable income or losses realized by the Company are the obligation of PICO. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluation was performed for the tax years ended December 31, 2012 and 2011.

Recently Issued Accounting Standards:

In December 2011, guidance enhancing disclosure requirements about the nature of an entity’s right to offset and related arrangements associated with its financial instruments and derivative instruments was issued. The new guidance requires the disclosure of the gross amounts subject to rights of set- off, amounts offset in accordance with the accounting standards followed, and the related net exposure. The new guidance will be effective for the Company beginning January 1, 2013. The Company will conform presentation when this guidance becomes effective, and does not expect the change to have a material impact on the presentation of the Company’s consolidated financial statements.

2.     Real Estate Inventories

Real estate inventories consisted of the following (in thousands):

	December 31,
	2012	2011
Deposits and pre-acquisition costs	$2,177	$3,021
Land held and land under development	110,463	116,436
Homes completed or under construction	9,441	1,115
Model homes	3,286	775
	$125,367	$121,347

Model homes and homes completed or under construction include all costs associated with home construction, including land, development, indirect costs, permits and vertical construction. Land under development includes costs incurred during site development, such as land, development, indirect costs and permits. As of December 31, 2012, the Company had $1.5 million of deposits pertaining to land purchase contracts for 258 lots with an aggregate remaining purchase price of approximately $20.1 million, net of deposits.

Interest Capitalization

Interest is capitalized on real estate inventories during development. Interest capitalized is included in cost of sales as related sales are recognized. For the years ended December 31, 2012 and 2011, interest incurred was $1.9 million and $1.7 million, respectively and was capitalized in each respective year. Amounts capitalized to home inventory and land inventory was as follows (in thousands):

	December 31,
	2012	2011
Interest expense capitalized as cost of home inventory	$369	$68
Interest expense capitalized as cost of land inventory	1,580	1,649
Total interest expense capitalized	1,949	1,717
Previously capitalized interest expense included in cost of sales - homebuilding	(122)	(35)
Previously capitalized interest expense included in cost of sales - land development	(638)	(476)
Net activity of capitalized interest	1,189	1,206
Capitalized interest expense in beginning inventory	3,431	2,225
Capitalized interest expense in ending inventory	$4,620	$3,431

3.    Fixed Assets, Net

Fixed assets consisted of the following (in thousands):

	December 31,
	2012	2011
Computer hardware and software	$667	$111
Office furniture and equipment	169	52
Vehicles	79	40
	915	203
Accumulated depreciation	(235)	(88)
Fixed assets, net	$680	$115

Depreciation expense for the years ended December 31, 2012 and 2011 was $147,000 and $36,000, respectively and is recorded in general and administrative expenses in the accompanying consolidated statements of operations.

4.    Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following (in thousands):

	December 31,
	2012	2011
Accounts payable and accrued expenses	$5,263	$2,055
Accrued payroll liabilities	703	388
Warranty reserves (Note 1)	141	102
	$6,107	$2,545

5.     Debt

The Company enters into acquisition, development and construction debt agreements to purchase and develop real estate inventories and for the construction of homes, which are secured primarily by the underlying real estate. Certain of the loans are funded in full at the initial loan closing and others are revolving facilities under which the Company may borrow, repay and redraw up to a specified amount during the term of the loan. The loans are due at various dates but are generally repaid when lots are released from the loans based upon a specific release price, as defined in each respective loan agreement, or the loans are refinanced at current prevailing rates. The construction and development debt is required to be repaid with proceeds from home closings based upon a specific release price, as defined in each respective loan agreement. Certain of the construction and development debt agreements include provisions requiring minimum loan-to-value ratios. If the fair value of the collateral securing the loan is below the specified minimum, the Company may be required to make principal payments in order to maintain the required loan-to-value ratios. The Company was in compliance with such provisions at December 31, 2012 and 2011. As of December 31, 2012, the Company had approximately $43.8 million of aggregate loan commitments. At December 31, 2012 and 2011, the weighted average interest rate on the Company’s outstanding debt was 6.7% and 6%, respectively.

Debt consisted of the following (in thousands):

	December 31,
	2012	2011
Acquisition Debt:
Interest rates from 4% to 4.5% - payments due through 2013	$5,551	$8,721
Interest rate of 5% - payments due through 2016	425	5,276
Interest rate of 6% - payments due through 2014	4,136	1,631
Interest rate of 6.5% - payments due through 2036	558	568
Interest rate of 10% - payments due through 2013	1,604	1,604
	12,274	17,800
Construction and Development Debt:
Interest rates from 6% to 6.5% - payments due through 2014	10,838	8,234
Interest rate of 10% - payments due through 2014	6,000	4,000
	16,838	12,234
Total debt	$29,112	$30,034

The Company’s future minimum principal debt repayments are as follows (in thousands):

Year Ending December 31,
2013	$15,448
2014	13,128
2015	12
2016	13
2017	14
Thereafter	497
Total	$29,112

6.    Fair Value Disclosures

The accounting guidance regarding fair value disclosures defines fair value as the price that would be received for selling an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date

•	Level 3—Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date

Estimated Fair Value of Financial Instruments Not Carried at Fair Value:

As of December 31, 2012 and 2011, the fair values of cash and cash equivalents, accounts payable and receivable approximated their carrying values because of the short-term nature of these assets or liabilities based on Level 1 inputs. The estimated fair value of the Company’s debt is based on cash flow models discounted at current market interest rates for similar instruments, which are based on Level 3 inputs.

The following presents the carrying value and fair value of the Company’s financial instruments which are not carried at fair value (in thousands):

	December 31, 2012		December 31, 2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial liabilities:
Debt	$29,112	$28,184	$30,034	$28,756

Non-Financial Fair Value Measurements:

The following table sets forth the Company’s non-financial assets that were measured at fair value on a non-recurring basis for the year ended December 31, 2011, by level within the fair value hierarchy. There were no such measurements in 2012. Non-financial assets and liabilities include items such as inventory and long lived assets that are measured at fair value when acquired and resulting from impairment, if deemed necessary.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset (in thousands):

Asset Description	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss
Real estate inventories and options to purchase real estate inventories			$579	$5,184

During the year ended December 31, 2011, the Company had a non-recurring fair value measurement for real estate inventories and real estate inventories option contracts with a carrying amount of $5.7 million were written down to their implied fair value of $579,000 resulting in an impairment charge of $5.2 million, which was included in cost of sales - land development within the land development segment, for the year ended December 31, 2011. The implied fair value was calculated using a discounted cash flow model that incorporated a wide range of assumptions, including current asset pricing, timing of sales, and costs. The discount rates and length of time used in the Company’s discounted cash flow models was 6% and four to five years, respectively and pricing for the asset was based on comparable assets with similar characteristics and locations. Given the facts and circumstances in certain of the real estate markets where the Company owns and develops real estate, including declines in market prices for similar assets, as compared to the underlying option contract, the Company adjusted its assumptions and judgments in its cash flow models by reducing prices, increasing costs and lengthening the timing of sales from the original projections.

7.    Commitments and Contingencies

Lawsuits, claims and proceedings have been or may be instituted or asserted against the Company in the normal course of business, including actions brought on behalf of various classes of claimants. The Company is also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, the Company is subject to periodic examinations or inquiry by agencies administering these laws and regulations.

The Company records a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. The accrual for these matters is based on facts and circumstances specific to each matter and the Company revises these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or any eventual loss. If the evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, disclosure of the nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable is made. The Company is not involved in any material litigation nor, to the Company's knowledge, is any material litigation threatened against it. At December 31, 2012 and 2011, the Company did not have any accruals for asserted or unasserted matters.

The Company obtains surety bonds in the normal course of business to ensure completion of certain infrastructure improvements at its projects. As of December 31, 2012 and 2011, the Company had outstanding surety bonds totaling $6.9 million and $7 million, respectively. The beneficiaries of the bonds are various municipalities. In the event that any such surety bond issued by a third party is called because the required improvements are not completed, the Company could be obligated to reimburse the issuer of the bond.

The Company leases certain property and equipment under non-cancelable operating leases. Office leases are for terms up to five years and generally provide renewal options for terms up to an additional five years. In most cases, in the normal course of business, leases that expire will be renewed or replaced by other leases. Equipment leases are typically for terms of three to four years.

The Company occupies office space under four operating lease agreements that expire in 2014 and 2015. As of December 31, 2012, future minimum lease payments by year under non-cancelable operating lease agreements are as follows (in thousands):

2013	$305
2014	313
2015	159
2016	—
2017	—
$777

For the years ended December 31, 2012 and 2011, rent expense was $270,000 and $246,000, respectively and as is recorded in general and administrative expense in the accompanying consolidated statements of operations.

8. Incentive Compensation Plan and Employee Benefits

Incentive Compensation Plan

Certain employees of the Company are eligible to receive an annual incentive compensation award based on the Company’s return on equity for the year.  For the year ended December 31, 2012, compensation of $223,000 was earned under this plan, however, no compensation was earned in 2011. The 2012 incentive compensation was paid in cash. The incentive award is recorded within general and administrative expenses in the accompanying consolidated financial statements.

Employee Benefits

The Company is party to a 401(k) defined contribution plan covering substantially all employees of the Company.  The plan sponsor is PICO. Matching contributions are based on a percentage of employee compensation.  In addition, the Company may make a discretionary profit sharing contribution at the end of the fiscal year within limits established by the Employee Retirement Income Securities Act.  Total contribution expense to the plan for the years ended December 31, 2012 and 2011 was $305,000 and $189,000, respectively.

9.     Segment Information

The Company’s operations are organized into two reportable segments: homebuilding and land development. The Company’s homebuilding operations construct and sell single-family homes primarily in California. The homebuilding reportable segment includes real estate of similar economic characteristics, including similar historical and expected future long-term gross margin percentages, similar product types, production processes and methods of distribution. The land development operations develop and sell lots primarily in California and include real estate of similar economic characteristics, including similar historical and expected future long-term gross margin percentages, similar product types, production processes and methods of distribution. The reportable segments follow the same accounting policies as the consolidated financial statements described in Note 1. Operating results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented.

Financial information relating to reportable segments was as follows (in thousands):

	Year Ended December 31,
	2012	2011
Revenues
Homebuilding	$14,060	$8,285
Land development	44,066	15,893
Total	58,126	24,178
Gross profit (loss)
Homebuilding	$4,228	$2,664
Land development	11,190	(1,387)
Total	15,418	1,277
Selling, marketing and general and administrative expenses	(12,978)	(7,878)
Other income	578	34
Net income (loss)	$3,018	$(6,567)

	December 31,
	2012	2011
Assets
Homebuilding	$31,427	$5,710
Land development	93,940	115,637
Total	$125,367	$121,347

10.     Subsequent Events

Subsequent events have been evaluated through April 4, 2013, the date the consolidated financial statements were available to be issued.

11.    Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net income per share gives effect to certain formation and offering transactions as disclosed in the prospectus for the contemplated initial public offering related to UCP, Inc. as though such transactions had occurred as of the beginning of the period. The Company has no outstanding shares and therefore no historical earnings per share has been reported. The number of Class A shares below used to calculate pro forma basic and diluted net income per share is based on the sale of ___ shares of common stock of UCP Inc. at an assumed initial public offering price of $             per share, the midpoint of the price range of the Offering. In addition, the pro forma amount reflects any income tax adjustments of UCP, Inc. as a taxable entity as of the beginning of the period. The pro forma income tax adjustments did not have any impact as the Company was in a taxable loss position for the period presented and any deferred tax assets arising in the period would have a full valuation allowance applied against them.

Year Ended
December 31, 2012
Pro forma net loss
Pro forma weighted-average shares used to compute basic and diluted income per share
Weighted-average shares used to compute pro forma basic and diluted net income per share

UCP, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - (UNAUDITED)
(In thousands)

	March 31, 2013	December 31, 2012
Assets:
Cash and cash equivalents	$8,884	$10,324
Real estate inventories	143,799	125,367
Fixed assets, net	754	680
Receivables	780	243
Other assets	2,295	920
Total assets	$156,512	$137,534

Liabilities and member’s equity:
Accounts payable and accrued liabilities	$8,322	$6,107
Debt	37,958	29,112
Total liabilities	46,280	35,219

Commitments and contingencies (Note 7)
Member’s equity	110,232	102,315
Total liabilities and member’s equity	$156,512	$137,534

See accompanying notes to condensed consolidated financial statements.

UCP, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - (UNAUDITED)
(In thousands, except per share amounts)

	Three Months Ended March 31,
	2013	2012
Revenues:
Homebuilding	$4,333	$1,533
Land development	7,470	2,002
	11,803	3,535
Costs and Expenses:
Cost of sales - homebuilding	3,460	1,062
Cost of sales - land development	4,580	1,349
Sales and marketing	1,132	221
General and administrative	3,480	2,208
	12,652	4,840
Loss from operations	(849)	(1,305)
Other income	39	208
Net loss	$(810)	$(1,097)

Unaudited pro forma net loss per share (Note 10):
Basic and diluted	$
  See accompanying notes to condensed consolidated financial statements .

UCP, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY - (UNAUDITED)
(In thousands)

Total Member’s Equity
Balance at January 1, 2013	$102,315
Member contributions	10,443
Repayments of member contributions	(1,716)
Net loss	(810)
Balance at March 31, 2013	$110,232

Total Member’s Equity
Balance at January 1, 2012	$92,992
Member contributions	8,870
Repayments of member contributions	(1,053)
Net loss	(1,097)
Balance at March 31, 2012	$99,712
  See accompanying notes to condensed consolidated financial statements .

UCP, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - (UNAUDITED)
(In thousands)

	Three Months Ended March 31,
	2013	2012
Operating activities:
Net loss	$(810)	$(1,097)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment losses on and abandonment of real estate inventories	9	59
Depreciation	51	29
Changes in operating assets and liabilities:
Real estate inventories	(13,751)	(3,846)
Receivables	(537)	(482)
Other assets	(1,375)	(31)
Accounts payable and accrued liabilities	2,215	(41)
Net cash used in operating activities	(14,198)	(5,409)
Investing activities:
Purchases of fixed assets	(125)	(222)
Net cash used in investing activities	(125)	(222)
Financing activities:
Cash contributions from member	10,443	8,870
Repayments of member contributions	(1,716)	(1,053)
Proceeds from debt	6,496	413
Repayments of debt	(2,340)	(1,807)
Net cash provided by financing activities	12,883	6,423
Net increase (decrease) in cash and cash equivalents	(1,440)	792
Cash and cash equivalents – beginning of period	10,324	2,276
Cash and cash equivalents – end of period	$8,884	$3,068

Non-cash investing and financing transactions:
Debt incurred to acquire real estate inventories	$4,690	$360
Accrued offering costs	$923
See accompanying notes to condensed consolidated financial statements .

UCP, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2013 AND 2012

1.    Organization and Summary of Significant Accounting Policies

Organization and Operations:

UCP, LLC, a Delaware limited liability company (together with its consolidated subsidiaries, “UCP”, or the “Company”), is a wholly owned subsidiary of PICO Holdings, Inc., (“PICO”, or the “Member”), a NASDAQ-listed diversified holding company. The Company is a homebuilder and land developer in Northern California and the Puget Sound area of Washington State.

The Company has filed a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to a proposed initial public offering (the “Offering”). Subsequent to the initial filing of the Registration Statement, the structure of the Offering has been modified, with the result that a recently formed entity, UCP Inc., will be identified as the registrant in an amendment to the Registration Statement, which will relate to the offer and sale of UCP, Inc.’s Class A common stock, $.01 par value per share. Upon completion of certain formation and offering transactions, UCP, Inc. will be the sole managing member of the Company and its principal asset will be its membership interest in the Company.

Since inception, the Company has been funded primarily though contributions from PICO. During the three months ended March 31, 2013 and 2012, the Company received $10.4 million and $8.9 million , respectively in contributions from PICO. The Company repaid $1.7 million and $1.1 million , respectively, of the contributions to PICO during the three months ended March 31, 2013 and 2012. The Company does not anticipate receiving additional contributions from PICO or repaying any remaining contributions to PICO following completion of the Offering.

PICO allocates expenses to the Company for certain corporate services and other expenses. The material costs allocated are payroll and benefits, which were allocated based on estimated time for the services provided. These allocations include payroll and benefits related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, risk management, tax and treasury. The total amount of the cost allocations from PICO was approximately $255,000 and $268,000 , for the three months ended March 31, 2013 and 2012, respectively. These cost allocations are primarily reflected within general and administrative expenses in the Company’s condensed consolidated statements of operations. The Company’s management believes the basis on which the expenses have been allocated is a reasonable reflection of the services and other benefits received by the Company during the periods presented and that the financial statements reflect all costs of currently doing business as a wholly-owned subsidiary of PICO.

After completion of the Offering, the Company will ultimately assume responsibility for the costs and performance of many of these functions. The allocations may not reflect the expense the Company would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if the Company was a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in certain areas. Following completion of the Offering, the Company expects PICO to continue to provide accounting, human resources and information technology functions on a transitional basis for a fee pursuant to a transition services agreement.

Related Party Transactions:

As of March 31, 2013 , loans with an aggregate commitment of $17.1 million and an outstanding balance of $10.6 million were guaranteed by PICO. These loans are secured by liens on the projects that they finance. PICO has provided payment and completion guarantees with respect to these loans. In addition, PICO has agreed to indemnify the lender for any losses it may suffer in connection with hazardous materials on the financed property. The Company does not expect that PICO will guarantee any additional debt the Company may incur after completion of the Offering.

The Company is often required to provide bonds to governmental authorities and others to ensure the completion of its projects. As of March 31, 2013 , PICO had guaranteed the Company’s obligations under performance bonds with an aggregate amount of $8.9 million .

Interim Financial Statements:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the interim reporting requirements, pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete consolidated financial statements.

In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation of the financial statements presented have been included and are of a normal recurring nature. Operating results presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

These condensed consolidated financial statements should be read in conjunction with the Company’s audited condensed consolidated financial statements and notes thereto contained elsewhere in this prospectus.

Principles of Consolidation:

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in Preparation of Financial Statements:

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for each reporting period. The significant estimates made in the preparation of the Company’s condensed consolidated financial statements relate to the assessment of real estate impairments, warranty reserves and contingent liabilities. While management believes that the carrying value of such assets and liabilities are appropriate as of March 31, 2013 and December 31, 2012, it is reasonably possible that actual results could differ from the estimates upon which the carrying values were based.

Segment Reporting:

The Company determined that its operations are organized into two reportable segments: homebuilding and land development. In accordance with the aggregation criteria defined in the applicable accounting guidance, the Company considered similar economic and other characteristics, including product types, average selling prices, gross margins, production processes, suppliers, subcontractors, regulatory environments, land acquisition results and underlying supply and demand in determining its reportable segments.

Cash and Cash Equivalents:

Cash and cash equivalents include highly liquid instruments purchased with original maturities of three months or less.

Real Estate Inventories and Cost of Sales:

The Company capitalizes pre-acquisition costs, the purchase price of real estate, development costs and other allocated costs, including interest, during development and home construction. Applicable costs incurred after development or construction is substantially complete are charged to sales and marketing or, general and administrative as appropriate. Pre-acquisition costs, including non-refundable land deposits, are expensed to cost of sales when the Company determines continuation of the related project is not probable.

Land, development and other common costs are typically allocated to real estate inventories using the relative-sales-value method. Direct home construction costs are recorded using the specific identification method. Cost of sales - homebuilding includes the allocation of construction costs of each home and all applicable land acquisition, real estate development and related common costs based upon the relative-sales-value of the home. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated on a relative-sales-value method to remaining homes in the community.

Cost of sales - land development includes land acquisition and development costs, capitalized interest, impairment charges, abandonment charges for projects that are no longer economically viable, and real estate taxes. Inventory is stated at cost, unless the carrying amount is determined not to be recoverable, in which case inventory is written down to fair value.

All real estate inventories are classified as held and used until the Company commits to a plan to sell the real estate, the real estate can be sold in its present condition, is being actively marketed for sale, and it is probable that the real estate will be sold within the next twelve months. At March 31, 2013 and December 31, 2012, the Company had real estate inventories of $7.9 million and $2.9 million, respectively, classified as held for sale.

Impairment of Real Estate Inventories:

The Company records an impairment loss when conditions exist where the carrying amount of real estate is not recoverable and exceeds its fair value. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins and sales absorption rates, costs in excess of budget, and actual or projected cash flow losses. The Company prepares and analyzes cash flows at the lowest level for which there is identifiable cash flows that are independent of the cash flows of other groups of assets.

If events or circumstances indicate that the carrying amount may be impaired, such impairment will be measured based upon the difference between the carrying amount and the fair value of such assets determined using the estimated future discounted cash flows, excluding interest charges, generated from the use and ultimate disposition of the respective real estate inventories. During the three months ended March 31, 2013 and 2012, the Company did not record any impairment losses.

When estimating undiscounted cash flows, the Company makes various assumptions, including: the expected sales prices and sales incentives to be offered, including the number of homes available, pricing and incentives being offered by the Company or other builders in other communities, and future sales price adjustments based on market and economic trends; the expected sales pace and cancellation rates based on local housing market conditions, competition and historical trends; the costs incurred to date and expected to be incurred including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction, and selling and marketing costs; any alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and alternative uses for the property. As of March 31, 2013 and December 31, 2012, the Company did not have any real estate assets where the estimated undiscounted cash flows were not substantially in excess of their carrying values.

  Capitalization of Interest:

The Company capitalizes interest to its real estate inventories owned during the period of development. Interest capitalized as a cost of inventories owned is included in cost of sales - homebuilding or cost of sales - land development as related homes or real estate are sold. To the extent the Company’s debt exceeds the related asset under development, the Company expenses that portion of the interest incurred. Qualifying assets include projects that are actively selling or under development.

Fixed Assets, Net:

Fixed assets are carried at cost, net of accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are depreciated over the shorter of the useful life or lease term and range from one to three years, office furniture and fixtures are generally depreciated over seven years, and computer software and hardware are depreciated over three years.  Maintenance and repairs are charged to expense as incurred, while significant improvements are capitalized.  Depreciation expense is included in general and administrative expenses, and gains or losses on the sale of fixed assets are included in other income.

Receivables:

At March 31, 2013, receivables include amounts due from buyers for homes sold on the last day of the month and amounts due from utility companies for reimbursement of costs. At March 31, 2013 and December 31, 2012, the Company had no allowance for doubtful accounts recorded.

Other Assets:

At March 31, 2013, other assets included amounts accrued related to the contemplated Offering. The detail of other assets is set forth below (in thousands):

	March 31, 2013	December 31, 2012
Deferred offering costs	$924
Customer deposits in escrow	800	$388
Prepaid expenses	254	207
Deposits	317	325
	$2,295	$920

Homebuilding and Land Development Sales and Profit Recognition:

Revenues from home and land sales are recorded and any profit is recognized when sales are closed. Sales are closed when all conditions of escrow are met, title passes to the buyer, appropriate consideration is received and collection of associated receivables, if any, is reasonably assured and the Company has no significant continuing involvement. The Company does not offer financing to any buyers. Sales incentives are accounted for as a reduction of revenues when the sale is recorded. If the earnings process is not complete, the sale and any related profit are deferred for recognition in future periods. Any profit recorded is based on the calculation of cost of sales, which is dependent on an allocation of costs.

Warranty Reserves:

Estimated future direct warranty costs are accrued and charged to cost of sales - homebuilding in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon estimates of the amount the Company expects to pay for warranty work. The Company assesses the adequacy of its warranty reserves on a quarterly basis and adjusts the amounts recorded if necessary. Warranty reserves are included in accounts payable and accrued liabilities in the accompanying condensed consolidated balance sheets.

Changes in warranty reserves are detailed in the table set forth below (in thousands):

	March 31, 2013	December 31, 2012
Warranty reserves, beginning of period	$141	$102
Warranty reserves accrued	23	51
Warranty expenditures	(2)	(12)
Warranty reserves, end of period	$162	$141
Consolidation of Variable Interest Entities:

The Company enters into purchase and option agreements for the purchase of real estate as part of the normal course of business. These purchase and option agreements enable the Company to acquire properties at one or multiple future dates at pre-determined prices. The Company believes these acquisition structures reduce its financial risk associated with real estate acquisitions and holdings and allow the Company to better maximize its cash position.

Based on the provisions of the relevant accounting guidance, the Company concluded that when it enters into a purchase agreement to acquire real estate from an entity, a variable interest entity, or “VIE”, may be created. The Company evaluates all option and purchase agreements for real estate to determine whether they are a VIE. The applicable accounting guidance requires that for each VIE, the Company assess whether it is the primary beneficiary and, if it is, the Company consolidates the VIE in its condensed consolidated financial statements and would reflect such assets and liabilities as “Real estate inventories not owned.”

In order to determine if the Company is the primary beneficiary, it must first assess whether it has the ability to control the activities of the VIE that most significantly impact its economic performance.

Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not under contract with us; and the ability to change or amend the existing option contract with the VIE. If the Company is not determined to control such activities, the Company is not considered the primary beneficiary of the VIE. If the Company does have the ability to control such activities, the Company will continue its analysis by determining if it is also expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if the Company will benefit from a potentially significant amount of the VIE’s expected gains.

In substantially all cases, creditors of the entities with which the Company have option agreements have no recourse against the Company and the maximum exposure to loss on the applicable option or purchase agreements is limited to non-refundable option deposits and any capitalized pre-acquisition costs. Some of the Company’s option or purchase deposits may be refundable to the Company if certain contractual conditions are not performed by the party selling the lots.

Income Taxes:

The Company is a limited liability company which is treated as an entity that is disregarded from its owner for income tax purposes and is subject to certain minimal taxes and fees. However, income taxes on taxable income or losses realized by the Company are the obligation of PICO. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions.

Recently Issued Accounting Standards:

In February 2013, guidance that requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the amount the reporting entity agreed to pay plus additional amounts the reporting entity expects to pay on behalf of its co-obligors was issued. The guidance further provides for disclosure of the nature and amount of the obligation. The amendment is effective for interim and annual reporting periods beginning after December 15, 2013. The Company is currently evaluating the effect this standard will have on the condensed consolidated financial statements.

2.     Real Estate Inventories

Real estate inventories consisted of the following (in thousands):

	March 31, 2013	December 31, 2012
Deposits and pre-acquisition costs	$1,759	$2,177
Land held and land under development	119,371	110,463
Homes completed or under construction	18,712	9,441
Model homes	3,957	3,286
	$143,799	$125,367

Model homes and homes completed or under construction include all costs associated with home construction, including land, development, indirect costs, permits and vertical construction. Land under development includes costs incurred during site development, such as land, development, indirect costs and permits. As of March 31, 2013 , the Company had $1.4 million of deposits pertaining to land purchase contracts for 484 lots with an aggregate remaining purchase price of approximately $25.9 million , net of deposits.

Interest Capitalization

Interest is capitalized on real estate inventories during development. Interest capitalized is included in cost of sales as related sales are recognized. For the three months ended March 31, 2013 and 2012, interest incurred was $666,000 and $453,000 , respectively and was capitalized in each respective period. Amounts capitalized to home inventory and land inventory was as follows (in thousands):

	March 31,
	2013	2012
Interest expense capitalized as cost of home inventory	$397	$37
Interest expense capitalized as cost of land inventory	269	416
Total interest expense capitalized	666	453
Previously capitalized interest expense included in cost of sales - homebuilding	(62)	(15)
Previously capitalized interest expense included in cost of sales - land development	(2)	(41)
Net activity of capitalized interest	602	397
Capitalized interest expense in beginning inventory	4,620	3,431
Capitalized interest expense in ending inventory	$5,222	$3,828

3.    Fixed Assets, Net

Fixed assets consisted of the following (in thousands):

	March 31, 2013	December 31, 2012
Computer hardware and software	$765	$667
Office furniture and equipment	197	169
Vehicles	78	79
	1,040	915
Accumulated depreciation	(286)	(235)
Fixed assets, net	$754	$680

Depreciation expense for the three months ended March 31, 2013 and 2012 was $51,000 and $29,000 , respectively and is recorded in general and administrative expenses in the accompanying condensed consolidated statements of operations.

4.    Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following (in thousands):

	March 31, 2013	December 31, 2012
Accounts payable and accrued expenses	$7,499	$5,263
Accrued payroll liabilities	661	703
Warranty reserves (Note 1)	162	141
	$8,322	$6,107

5.     Debt

The Company enters into acquisition, development and construction debt agreements to purchase and develop real estate inventories and for the construction of homes, which are secured primarily by the underlying real estate. Certain of the loans are funded in full at the initial loan closing and others are revolving facilities under which the Company may borrow, repay and redraw up to a specified amount during the term of the loan. The loans are due at various dates but are generally repaid when lots are released from the loans based upon a specific release price, as defined in each respective loan agreement, or the loans are refinanced at current prevailing rates. The construction and development debt is required to be repaid with proceeds from home closings based upon a specific release price, as defined in each respective loan agreement. Certain of the construction and development debt agreements include provisions requiring minimum loan-to-value ratios. If the fair value of the collateral securing the loan is below the specified minimum, the Company may be required to make principal payments in order to maintain the required loan-to-value ratios. The Company was in compliance with such provisions at March 31, 2013 and December 31, 2012. As of March 31, 2013 , the Company had approximately $48.5 million of aggregate loan commitments. At March 31, 2013 and December 31, 2012, the weighted average interest rate on the Company’s outstanding debt was 6.5% and 6.7%, respectively.

Debt consisted of the following (in thousands):

	March 31, 2013	December 31, 2012
Acquisition Debt:
Interest rates from 4% to 4.5% - payments due through 2013	$5,508	$5,551
Interest rate of 5% - payments due through 2016	5,116	425
Interest rate of 6% - payments due through 2014	3,713	4,136
Interest rate of 6.5% - payments due through 2036	556	558
Interest rate of 10% - payments due through 2013	1,604	1,604
	16,497	12,274
Construction and Development Debt:
Interest rates from 6% to 6.5%, payments due through 2014	15,461	10,838
Interest rate of 10%, payments due through 2014	6,000	6,000
	21,461	16,838
Total debt	$37,958	$29,112

6.    Fair Value Disclosures

The accounting guidance regarding fair value disclosures defines fair value as the price that would be received for selling an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date

•	Level 3—Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date

Estimated Fair Value of Financial Instruments Not Carried at Fair Value:

As of March 31, 2013 and December 31, 2012, the fair values of cash and cash equivalents, accounts payable and receivable approximated their carrying values because of the short-term nature of these assets or liabilities based on Level 1 inputs. The estimated fair value of the Company’s debt is based on cash flow models discounted at current market interest rates for similar instruments, which are based on Level 3 inputs.

The following presents the carrying value and fair value of the Company’s financial instruments which are not carried at fair value at March 31, 2013 and December 31, 2012 (in thousands):

	March 31, 2013		December 31, 2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial liabilities:
Debt	$37,958	$40,194	$29,112	$28,184
Non-Financial Fair Value Measurements:

Non-financial assets and liabilities include items such as inventory and long lived assets that are measured at fair value when acquired and resulting from impairment, if deemed necessary. There were no non-financial fair value measurements during the three months ended March 31, 2013 or 2012.

7.    Commitments and Contingencies

Lawsuits, claims and proceedings have been or may be instituted or asserted against the Company in the normal course of business, including actions brought on behalf of various classes of claimants. The Company is also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, the Company is subject to periodic examinations or inquiry by agencies administering these laws and regulations.

The Company records a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. The accrual for these matters is based on facts and circumstances specific to each matter and the Company revises these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or any eventual loss. If the evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, disclosure of the nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable is made. The Company is not involved in any material litigation nor, to the Company's knowledge, is any material litigation threatened against it. At March 31, 2013 and December 31, 2012, the Company did not have any accruals for asserted or unasserted matters.

The Company obtains surety bonds in the normal course of business to ensure completion of certain infrastructure improvements at its projects. As of March 31, 2013 and December 31, 2012, the Company had outstanding surety bonds totaling $9.2 million and $6.9 million, respectively. The beneficiaries of the bonds are various municipalities. In the event that any such surety bond issued by a third party is called because the required improvements are not completed, the Company could be obligated to reimburse the issuer of the bond.

8.     Segment Information

The Company’s operations are organized into two reportable segments: homebuilding and land development. The Company’s homebuilding operations construct and sell single-family homes primarily in California. The homebuilding reportable segment includes real estate of similar economic characteristics, including similar historical and expected future long-term gross margin percentages, similar product types, production processes and methods of distribution. The land development operations develop and sell lots primarily in California and include real estate of similar economic characteristics, including similar historical and expected future long-term gross margin percentages, similar product types, production processes and methods of distribution. The reportable segments follow the same accounting policies as the condensed consolidated financial statements described in Note 1. Operating results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented.

Financial information relating to reportable segments was as follows (in thousands):

	Three Months Ended March 31,
	2013	2012
Revenues
Homebuilding	$4,333	$1,533
Land development	7,470	2,002
Total	11,803	3,535
Gross profit
Homebuilding	$873	$471
Land development	2,890	653
Total	3,763	1,124
Selling, marketing and general and administrative expenses	(4,612)	(2,429)
Other income	39	208
Net loss	$(810)	$(1,097)

	March 31, 2013	December 31, 2012
Assets
Homebuilding	$43,978	$31,427
Land development	99,821	93,940
Total	$143,799	$125,367

9.    Subsequent Events

Subsequent events have been evaluated through May 17, 2013, the date the condensed consolidated financial statements were available to be issued.

10.    Unaudited Pro Forma Loss per Share

Unaudited pro forma basic and diluted net loss per share gives effect to certain formation and offering transactions as disclosed in the prospectus for the contemplated initial public offering related to UCP, Inc. as though such transactions had occurred as of the beginning of the period presented. The Company has no outstanding shares and therefore no historical loss per share has been reported. The number of Class A shares below used to calculate pro forma basic and diluted net income per share is based on the sale of ___ shares of common stock of UCP Inc. at an assumed initial public offering price of $             per share, the midpoint of the price range of the Offering. In addition, the pro forma amount reflects any income tax adjustments of UCP, Inc. as a taxable entity as of the beginning of the period. The pro forma income tax adjustments did not have any impact as the Company was in a taxable loss position for the period presented and any deferred tax assets arising in the period would have a full valuation allowance applied against them.

Three Months Ended
March 31, 2013
Pro forma net loss
Pro forma weighted-average shares used to compute basic and diluted net loss per share
Weighted-average shares used to compute pro forma basic and diluted net loss per share

                    Shares

UCP, Inc.

Class A Common Stock

________________________________

PRELIMINARY PROSPECTUS

                             , 2013

________________________________

Joint Book-Running Managers

Citigroup	Deutsche Bank Securities	Zelman Partners LLC

Co-Manager

JMP Securities

Until                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable in connection with the sale of Class A common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee	$17,050
Financial Industry Regulatory Authority filing fee	19,250
New York Stock Exchange listing fee	*
Legal fees and expenses	*
Accountants’ fees and expenses	*
Printing expenses	*
Transfer agent and registrar fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*
Total	$ *

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law.    Under Section 145 of the Delaware General Corporation Law, which we refer to as the “DGCL,” a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (1) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation (which we refer to as our “charter”) provides for such limitation of liability.

 Our Charter.     of our charter provides that we shall, to the fullest extent authorized by the DGCL, indemnify any person made, or is threatened to be made, a party to, or is otherwise involved in, any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company. We may, by action of our board of directors, provide indemnification to employees and agents of the Company to such extent and to such effect as our board of directors shall determine to be appropriate and authorized by the DGCL. Article of our charter also provides that no director of the Company shall be personally liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the Company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit.

Our Bylaws.     of our amended and restated bylaws (which we refer to as our “bylaws”) provides that we shall, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party or is otherwise involved in any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise. We shall not be required to indemnify any person in connection with an action, suit or proceeding initiated by such person, including a counterclaim or crossclaim, unless such action, suit or proceeding was authorized by our board of directors. We may, by action of our board of directors, provide indemnification to such employees and agents of the Company to such extent and to such effect as our board of directors shall determine to be appropriate and authorized by Delaware law.

Indemnification Agreements.    In addition to the provisions of our charter and bylaws described above, upon the completion of this offering, we will enter into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insurance.    We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15. Recent Sales of Unregistered Securities.

On May 7, 2013, the Registrant issued 100 shares of the Registrant's common stock, $0.01 par value per share, to PICO Holdings. Inc. for $100.00. The issuance of such shares of common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The following documents are filed as exhibits to this Registration Statement:

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement, among UCP, Inc., PICO Holdings, Inc. and the underwriters named therein
3.1*	Form of Amended & Restated Certificate of Incorporation of UCP, Inc., to be effective prior to the completion of this offering
3.2*	Form of Amended and Restated Bylaws of UCP, Inc., to be effective prior to the completion of this offering
4.1	Specimen Class A Common Stock Certificate of UCP, Inc.
4.2*	Form of Investor Rights Agreement between PICO Holdings, Inc. and UCP, Inc., to be effective upon the completion of this offering
5.1*	Form of Opinion of Sidley Austin LLP regarding the validity of the securities being registered
10.1	Form of UCP, Inc. 2013 Long-Term Incentive Plan
10.2	Form of Registration Rights Agreement between UCP, Inc. and PICO Holdings, Inc., to be effective upon the completion of this offering
10.3	Form of Employment Agreement between UCP, Inc. and Dustin L. Bogue, to be effective upon completion of this offering
10.4	Form of Employment Agreement between UCP, Inc. and William J. La Herran, to be effective upon completion of this offering
10.5	Form of Employment Agreement between UCP, Inc. and James W. Fletcher, to be effective upon completion of this offering
10.6	Form of Indemnification Agreement between UCP, Inc. and each of its directors and officers, to be effective upon the completion of this offering
10.7*	Form of Transition Services Agreement between PICO Holdings, Inc. and UCP, Inc., to be effective upon the completion of this offering
10.8*	Form of Tax Receivable Agreement among UCP, Inc., UCP, LLC and PICO Holdings, Inc.
10.9*	Form of Exchange Agreement among UCP, Inc., UCP, LLC and PICO Holdings, Inc.
10.10	Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC
10.11*	Form of Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC, to be effective upon the completion of this offering
21.1	List of subsidiaries of UCP, Inc., upon completion of this offering
23.1	Consent of Deloitte & Touche LLP on UCP, LLC
23.2	Consent of Deloitte & Touche LLP on UCP, Inc.
23.3	Consent of John Burns Real Estate Consulting, LLC
23.4*	Consent of Sidley Austin LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page of this Registration Statement)
99.1	Consent of Michael C. Cortney to be named as an Independent Director
99.2	Consent of Peter H. Lori to be named as an Independent Director
99.3†	Report of John Burns Real Estate Consulting, LLC

 _______

*	To be filed by amendment
†	Filed previously

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, in the State of California, on this 21st day of May, 2013.

UCP, Inc.

By:	/s/ Dustin L. Bogue
Dustin L. Bogue
President & Chief Executive Officer

We, the undersigned officers and directors of UCP, Inc., hereby severally constitute and appoint William J. La Herran and W. Allen Bennett, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John R. Hart	Chairman of the Board	May 21, 2013
John R. Hart

/s/ Dustin L. Bogue	President & Chief Executive Officer	May 21, 2013
Dustin L. Bogue	(Principal Executive Officer)

/s/ William J. La Herran	Chief Financial Officer and Treasurer	May 21, 2013
William J. La Herran	(Principal Financial Officer and Principal
Accounting Officer)

/s/ Maxim C. W. Webb	Vice President & Director	May 21, 2013
Maxim C. W. Webb

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement, among UCP, Inc., PICO Holdings, Inc. and the underwriters named therein
3.1*	Form of Amended & Restated Certificate of Incorporation of UCP, Inc., to be effective prior to the completion of this offering
3.2*	Form of Amended and Restated Bylaws of UCP, Inc., to be effective prior to the completion of this offering
4.1	Specimen Class A Common Stock Certificate of UCP, Inc.
4.2*	Form of Investor Rights Agreement between PICO Holdings, Inc. and UCP, Inc., to be effective upon the completion of this offering
5.1*	Form of Opinion of Sidley Austin LLP regarding the validity of the securities being registered
10.1	Form of UCP, Inc. 2013 Long-Term Incentive Plan
10.2	Form of Registration Rights Agreement between UCP, Inc. and PICO Holdings, Inc., to be effective upon the completion of this offering
10.3	Form of Employment Agreement between UCP, Inc. and Dustin L. Bogue, to be effective upon completion of this offering
10.4	Form of Employment Agreement between UCP, Inc. and William J. La Herran, to be effective upon completion of this offering
10.5	Form of Employment Agreement between UCP, Inc. and James W. Fletcher, to be effective upon completion of this offering
10.6	Form of Indemnification Agreement between UCP, Inc. and each of its directors and officers, to be effective upon the completion of this offering
10.7*	Form of Transition Services Agreement between PICO Holdings, Inc. and UCP, Inc., to be effective upon the completion of this offering
10.8*	Form of Tax Receivable Agreement among UCP, Inc., UCP, LLC and PICO Holdings, Inc.
10.9*	Form of Exchange Agreement among UCP, Inc., UCP, LLC and PICO Holdings, Inc.
10.10	Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC
10.11*	Form of Second Amended and Restated Limited Liability Company Operating Agreement of UCP, LLC, to be effective upon the completion of this offering
21.1	List of subsidiaries of UCP, Inc., upon completion of this offering
23.1	Consent of Deloitte & Touche LLP on UCP, LLC
23.2	Consent of Deloitte & Touche LLP on UCP, Inc.
23.3	Consent of John Burns Real Estate Consulting, LLC
23.4*	Consent of Sidley Austin LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page of this Registration Statement)
99.1	Consent of Michael C. Cortney to be named as an Independent Director
99.2	Consent of Peter H. Lori to be named as an Independent Director
99.3†	Report of John Burns Real Estate Consulting, LLC

 ___________

*	To be filed by amendment
†	Filed previously